
GUINNESS

DIAGEO

Annual Report 2023


J&B
Swing

"Ivan was undoubtedly one of the finest leaders of his generation. He was there at the creation of Diageo and over 25 years, shaped the company to become one of the best performing, most trusted and respected consumer companies. I saw first-hand his steadfast commitment to our people and to creating a culture that enabled everyone to thrive. He invested his time and energy in people at every level of the company and saw potential that others may have overlooked. This is one of many reasons why he was beloved by our employees, past and present.

Ivan's energy and his commitment to diversity created an inclusive business and enabled Diageo to have a positive impact on the communities we serve. His passion for our brands was second-to-none and in his heart, he remained the Johnnie Walker marketer from his early days. The desire to build the world's best brands never left him. We are truly privileged to have had the opportunity to work alongside such a thoughtful and passionate colleague and friend – a true gentleman. He has built an extraordinary legacy."

Javier Ferrán
Chairman

In memory of *Sir Ivan Menezes*

1959-2023

Career highlights

Ivan Manuel Menezes was born on 10 July 1959, in Pune, India. He held UK and US citizenship, and Overseas Citizenship for India.

Ivan joined Diageo at its creation in 1997 and held many senior positions in a career spanning over 25 years at the company. He had been the Strategy Director for Guinness plc, and when Diageo was created through the merger of Guinness plc and Grand Metropolitan, Ivan was appointed Group Integration Director tasked with integrating this 'merger of equals.'

He became Global Marketing Director, UDV, in 1998 and was responsible for developing the now iconic 'Keep Walking' campaign for Johnnie Walker.

He subsequently held several senior positions within Diageo including Chief Operating Officer; President, Diageo North America; Chairman, Diageo Asia Pacific; and Chairman, Diageo Latin America and Caribbean.

Ivan was appointed to the Board as an Executive Director of Diageo in July 2012 and served as Chief Executive Officer since July 2013. He was due to retire on 30 June 2023.

During his decade as Chief Executive, Ivan oversaw an outstanding period of change, growth and high performance. Diageo made huge strides towards his ambition for the company to become one of the best performing, most trusted and respected companies in the world.

Now selling over 200 brands in nearly 180 countries, today Diageo is the number one company by retail sales value in international spirits, including tequila[1], a category in which only eight years ago the company had no substantive position.

Ivan was particularly proud to announce that in December 2022, Guinness was ranked the number one selling beer by value for the first time in the on-trade in Great Britain.[2]

Ivan was an inspirational champion for both women and ethnic minorities in business. In 2008, there were no women on Diageo's Executive Committee; today, over half are women, including his successor as Chief Executive, the Chief Financial Officer and the Presidents of Diageo's largest markets – North America, Europe and India, and almost half of the Executive Committee are ethnically diverse.

Ivan was determined to be a pioneer on environmental, social and governance (ESG) issues, committing that Diageo would have a positive impact on society everywhere it operates. Diageo reduced carbon emissions in absolute terms under his leadership – even as the company significantly increased production and sales.

Over the last five years, Diageo's total shareholder returns have outperformed the FTSE 100, and the company has continued its progressive policy to increase dividends every year.

In January 2023, Ivan was awarded a knighthood for services to business and to equality in His Majesty The King's 2023 New Year Honours List.

(1) IWSR, 2022
(2) CGA, 4 weeks to 3 December 2022

Celebrating life, every day, everywhere

We are a global leader in spirits. From centuries-old names to the latest innovations, we have over 200 brands and sell in nearly 180 countries.

At Diageo, we are committed to building and sustaining the very best portfolio of brands, in what we believe to be the most exciting consumer products category.

Visit diageo.com for more information

Cover: Guinness in the on-trade



Take a look at how we build **our brands**

p6-7



Read our **Chief Executive's** statement

p10-11



Find out about our **investment case**

p14-15



See our **core competencies** in action

p26-31

Strategic report: Our business 4

Strategic report: Our performance 32

Governance report 96

Financial statements 158

Additional information 230


A brilliant blend of people and brands

Since its formation more than 25 years ago, Diageo has been committed to building and nurturing some of the world's most iconic brands which are rooted in culture and local communities.

From a pint of Guinness to a Johnnie Walker highball, a Don Julio margarita to a Tanqueray and tonic, the brands behind our drinks have become household names. And whether local or global, all our products share a common goal: to be part of celebrations, big or small.

Our position across total beverage alcohol (TBA) means we have a long runway for quality, sustainable growth and we are confident in our ability to deliver. We believe the TBA market remains very attractive; over the past five years it has grown at a 4% compound annual growth rate (CAGR) by retail sales value, with spirits growing considerably faster at a 6% CAGR.[1]

Two years ago we set out our 2030 share ambition to grow from a 4% to 6% value share of TBA. We are proud to be almost a third of the way there; we are now the leading international spirits player, holding a ~4.7% value share.[1] But we are confident that there is still plenty of headroom to grow.

The secret to our success is our understanding of those we serve. We constantly strive to know the consumers of our brands and our on-trade and off-trade customers better than anyone else. And we have invested in new digital and data capabilities to constantly evolve our insights, putting people at the heart of the way we make, market and sell our brands. With the right product in the right place at the right price, we are well positioned to win new consumers and retain existing ones.

But we know consumer habits are changing. Today, people prioritise quality over quantity – they are drinking better. We encourage this 'premiumisation'; in fact, in every region of the world, we have been steadily positioning our portfolio to capitalise on this long-term trend.

We believe premiumisation goes hand in hand with moderation. And as we grow, we are committed to always encouraging moderation through the promotion of responsible drinking across our markets – it's good for consumers, and good for business.

With more than 100 manufacturing sites and over 30,000 employees around the world, our culture is rooted in a deep sense of our purpose, the personal connections we have to our brands, our relationships with each other and our passion to win in the marketplace. Our footprint is truly global and we push ourselves to be worthy of people's trust everywhere we live, work, source and sell.

We are currently three years into our ten-year ESG action plan, 'Society 2030: Spirit of Progress'. This starts with our people. We are creating an inclusive culture and providing them with the skills and opportunities to progress. We are also focussed on protecting the natural world, preserving the water and resources on which we depend. By 2030, our ambition is to achieve net zero emissions across our direct operations (Scope 1 and 2) and to work in partnership with our suppliers to halve the emissions in our supply chain (Scope 3).

We know that purpose goes hand in hand with performance – never one without the other. This is why our ambition is to become one of the best performing, most trusted and respected consumer products companies.

We delivered over £3.1 billion through dividends and share buybacks to our shareholders in fiscal 23. And future investors can be confident too: we aim to consistently re-invest back into the business to continue growing.

Our consumer insights, strong sense of purpose and pursuit of financial excellence fuel our passion to become one of the best brand builders in the world.

In 1759, when Arthur Guinness signed a 9,000-year lease on the St James's Gate brewery in Dublin, he wanted his business to last. This visionary thinking underpins why we must continue to do business the right way, from grain to glass.

(1) IWSR, 2022

Colleague in The Bar at Home

Fiscal 23 financial performance

Volume
(equivalent units)

EU243.4m

(2022: EU263.0m)

Reported movement	(7)% ↓
Organic movement[1]	(1)% ↓

Net sales[2]

£17,113m

(2022: £15,452m)

Reported movement	11% ↑
Organic movement[1]	6% ↑

Operating profit

£4,632m

(2022: £4,409m)

Reported movement	5% ↑
Organic movement[1]	7% ↑

Net cash from operating activities

£3,024m

(2022: £3,935m)

2023 free cash flow[1]	£1,800m
2022 free cash flow[1]	£2,783m

Earnings per share (eps)

164.9p

(2022: 140.2p)

Reported movement	18% ↑
Eps before exceptional items movement[1]	8% ↑

Total recommended dividend per share[3]

80.00p

(2022: 76.18p)

5% ↑

Visit diageo.com for more information

Fiscal 23 non-financial performance

Positive drinking

1,985,817Δ

(2022: 607,374)

Number of people educated on the dangers of underage drinking through a Diageo supported education programme

Inclusion and diversity

44%Δ

(2022: 44%)

Percentage of female leaders globally

43%Δ

(2022: 41%)

Percentage of ethnically diverse leaders globally

Water efficiency[4]

4.14l/lΔ

(2022: 4.09l/l)

Water use efficiency per litre of product packaged (litres/litre)

Carbon emissions[4]

401Δ

(2022: 424)

Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO_2e)

(1) See Definitions and reconciliation of non-GAAP measures to GAAP measures on pages 232-239
(2) Net sales are sales less excise duties
(3) Includes recommended final dividend of 49.17p
(4) In accordance with Diageo's environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for the baseline year 2020 and for the intervening period up to the end of last financial year has been restated where relevant

Δ Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

Unless otherwise stated in this document, percentage movements refer to organic movements. For a definition of organic movement and reconciliation of all non-GAAP measures to GAAP measures, see pages 232-239. Share refers to value share. Percentage figures presented are reflective of a year-on-year comparison, namely 2022-2023, unless otherwise specified.

Brand building *expertise*

Our portfolio offers something for every taste and celebration.

From much-loved, established brands, such as Johnnie Walker, to the latest innovations, like Tanqueray 0.0, we create products, tastes and experiences for people to enjoy.

This requires focus and investment in what we call a brilliant blend of ‘creativity with precision’. We combine data, insights and innovation with the creative flair our consumers expect from us as a custodian of some of the most iconic brands in the world.

Innovative spirit

We want to build brands that will stand the test of time. This is why we strive to move at pace with the latest consumer trends. And while we honour the past, we are passionate about creating the brands of the future.

Redefining categories

With a rich and actively managed portfolio and a proven innovation capability, we are well placed to seize new opportunities, recruit new consumers, continue to premiumise and drive ongoing performance.

Advantaged portfolio

The breadth and depth of our portfolio has helped us grow across most categories, with strong net sales growth in our three largest categories: scotch, tequila and beer.

Premium-plus brands contributed 63% of reported net sales growth and drove 57% of organic net sales growth in fiscal 23.

Organic net sales growth by category


Scotch 12%
Tequila 19%
Vodka 1%
Canadian whisky (9)%
Rum 2%
Liquers (1)%
Gin 5%
IMFL whisky 15%
Chinese white spirits (14)%
US whiskey (4)%
Beer 9%
Ready to drink 0%

Reported net sales by price tier, F19–F23


Super-premium+
Premium
Standard
Value
18%
38%
32%
12%
+7ppt
27%
36%
29%
8%
F19
F23

Super-premium and above price points

Reported net sales(1)

£4,559m ↑


Blue Label
CÎROC
VODKA
Zacapa
Tanqueray Nº TEN

Premium price points

Reported net sales(1)

£6,258m ↑


BLACK LABEL
12
Ketel One
VODKA
Pampero
Tanqueray
LONDON
DRY GIN
BAILEYS
ORIGINAL

Standard and below price points

Reported net sales(1)

£6,296m ↑


RED LABEL
SMIRNOFF
Nº21
VODKA
Captain Morgan
SPICED RUM
Gordon's
Malta
GUINNESS
BUNDABERG
ORIGINAL

(1) Net sales are sales less excise duties



Recommended final dividend per share

49.17p ↑

2022: 46.82p

Total dividend per share[1]

5% to 80.00p ↑

2022: 76.18p

Total shareholder return

(2)% ↓

2022: 4%

(1) Includes recommended final dividend of 49.17p

A solid platform for *future growth*

It is impossible to reflect on the past year without thinking of Sir Ivan Menezes.

Ivan's leadership defined the culture of Diageo: diverse, creative, agile and entrepreneurial, passionately engaged, and committed to social responsibility and environmental sustainability. Today, our culture is our greatest strength in an uncertain world, and the living embodiment of Ivan's legacy at Diageo. He will be missed by all of us.

Global environment

The last year has been another period of broad and sustained uncertainty, and we continue to see re-adjustment in working patterns and consumer behaviour following the Covid-19 pandemic. Major economies are facing the challenge of inflation, compounding cost-of-living pressures. Geopolitical uncertainty remains elevated, and the terrible conflict in Ukraine continues.

As ever, my colleagues have responded to this operating environment with resilience and entrepreneurialism. On behalf of the Board, I would like to thank them for their sustained commitment and hard work.

Dealing with uncertainty and volatility is the 'new normal' – and is likely to remain so for some time. While this inevitably brings some short-term challenges, especially for consumer goods companies like ours, the breadth and depth of our portfolio and our geographical footprint, harnessed to the passion and agility of our colleagues, mean we are well positioned to navigate those challenges and to take advantage of emerging opportunities, as we have done successfully in recent years.

Long-term view of the business

Despite this ongoing turbulence, the fundamentals of our category remain attractive, and we are well-placed to realise its potential. The growth of a global middle class and the appetite for increasing premiumisation and to 'drink better, not more' are long-term, sectoral trends. We expect to continue to drive value growth in the total beverage alcohol (TBA) category as hundreds of millions of consumers become able to access the premium drinks market, often moving away from informal or illicit alcohol in the process.

At the same time, we have significant headroom to grow within TBA, reflected in our medium-term ambition to grow our value share of the global market by 50%, from 4% to 6% by 2030. We believe that share growth will be driven by sustained investment in our

brands and targeted innovation to respond to evolving consumer needs and tastes. Combined with active portfolio management, we believe that continuing to invest in our brands now is fundamental to sustaining performance for the future.

Long-term value creation

Diageo continues to deliver long-term value creation for our shareholders. We achieved another strong year of performance for fiscal 23. We grew organic net sales by 6.5% at the top end of guidance, with strong price/mix performance mitigating a modest decline in volume. Pre-exceptional earnings per share increased 7.6%. We increased our final dividend by 5%, reflecting our continued strong performance and our commitment to a progressive dividend policy.

Our philosophy of investing over the long-term can occasionally impact return on average invested capital (ROIC) in the short-term, as it did in fiscal 23. ROIC was 16.3%, a decline of 50bps. In fiscal 23 we increased capex, invested in maturing stock and continued to actively and strategically manage our portfolio through acquisitions and disposals. Finally, total shareholder return (TSR) for the ten-year and five-year periods of 9% and 7%, respectively remains strong despite the 12-month return of (2)% for fiscal 23 which was mainly driven by a lower year-on-year share price.

Employee engagement

This was my final year as the lead Board member for workforce engagement. I have enormously enjoyed engaging with hundreds of colleagues at all levels across Diageo, and I continue to be impressed by their passion. My fellow Board member, Karen Blackett OBE, has taken up this important role from July 2023.

That passion is reflected once again in the results of our annual Your Voice employee survey. Employee engagement remains very high at 84% – two points ahead of last year, while pride in Diageo is at an all-time high of 91% – 14 points above our external benchmark. The proportion of our colleagues who would recommend Diageo as a place to work is also the highest ever recorded, and our Net Promoter Score now stands at +36.

I believe that our culture – the combination of passion and commitment with agility, speed and entrepreneurial talent – is a major differentiator for Diageo and a significant source of our ongoing competitive advantage.

Board changes

I would like to extend a very warm welcome to Debra Crew who re-joins the Board having taken over as Chief Executive a little sooner than we had planned.

At our Annual General Meeting (AGM) in September, Lady Mendelsohn will have reached her nine-year term as a Non-Executive Director and will not stand for re-appointment. On behalf of our Board, employees and shareholders, I would like to express my heartfelt thanks to Nicola for her significant contribution to Diageo.

Alan Stewart will also reach his nine-year anniversary in September; however, he will stand for re-appointment for a further year at the request of the company to enable a smooth transition during fiscal 24 to a successor who will take over as Chair of the Audit Committee.

Leadership

The Board diligently planned for Ivan's succession, and we are delighted to have appointed a leader of Debra's calibre to the role.

Debra has been a highly valued member of Diageo's leadership team in recent years with an impressive track record of delivery both at Diageo and across other global consumer goods companies. She has deep consumer industry expertise as well as proven strategic capabilities, strong operational performance and a clear ability to build and lead teams.

I have no doubt that Diageo is in the right hands for the next phase of its growth and I look forward to working with Debra in her new role.

Delivering 'Society 2030: Spirit of Progress'

I am encouraged by the energy, progress and ingenuity I see in our work to deliver our 'Society 2030: Spirit of Progress' ESG action plan. For example, agave is a key ingredient in our tequilas, and we have been using targeted drone technology on our agave farms in Jalisco, Mexico to help us minimise water and fertiliser use.

We expect this innovation to contribute to our 2030 target to deliver a 40% improvement in water use efficiency in water stressed areas. We are proud that Don Julio Blanco has become the first brand to receive Environmentally Responsible Agave certification from the Tequila Regulatory Council and the government of Jalisco.

We also believe in the power of partnerships. In the UK, we're investing in a new recycled aluminium production facility, saving raw materials and cutting carbon emissions. Our backing will help the British Aluminium Consortium for Advanced Alloys, a collective of industry experts, develop a closed-loop, circular approach to aluminium. Its recycling and manufacturing plant will roll hundreds of thousands of tonnes of aluminium sheet – enough for over 400 million Guinness and premixed Gordon's and tonic cans a year.

We have again incorporated the Task Force on Climate-related Financial Disclosures framework into our reporting. While our analysis indicates the financial impact is not likely to be significant to 2030, we know that managing the increasing climate risks we face, such as water stress, remains a priority.

Summary

While sustained volatility and uncertainty will continue to present challenges for the consumer goods sector, we believe Diageo remains well-positioned and resilient. We are diversified by category, price point and geography. Our people are highly engaged and have a track record of delivery through uncertainty. And, our continued investment in our brands and deep understanding of our consumers position us well to capture opportunities in TBA, a market we believe has very attractive fundamentals.

Diageo's Board and leadership team remain focussed on securing long-term, sustainable value creation, by nurturing Diageo's culture, building our brands, and delivering our Performance Ambition.



Javier Ferrán
Chairman

Statement on Section 172 of the Companies Act 2006

Section 172 of the Companies Act 2006 requires the Directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders in their decision-making. In making decisions, the Directors consider what is most likely to promote the success of the company for its shareholders in the long term, as well as the interests of the group's stakeholders. The Directors understand the importance of taking into account the views of stakeholders and the impact of the company's activities on local communities, the environment, including climate change, and the group's reputation.

Read more about how stakeholders were taken into account in decision-making on pages 110-113



Another year of *strong performance*

Reported volume movement
(7.4)% ↓
2022: 10.3%

Organic volume movement
(0.8)% ↓
2022: 10.3%

Reported net sales movement
10.7% ↑
2022: 21.4%

Organic net sales movement
6.5% ↑
2022: 21.4%

Reported operating profit movement
5.1% ↑
2022: 18.2%

Organic operating profit movement
7.0% ↑
2022: 26.3%

Like everyone at Diageo, I will miss Ivan's kindness, wisdom and counsel in the months and years ahead. It was an extraordinary privilege to know, work with and learn from Ivan over the last four years, and to benefit from his experience and generosity of spirit. Together with all my colleagues, I am determined that we will build on and do justice to his legacy.

Fiscal 23 performance

Diageo today is a business built to deliver resilient performance, even in turbulent times. We are geographically diverse, with a product portfolio built on long-term investment in our brands, and a culture that delivers everyday efficiency while pursuing opportunities with focus and agility.

Those underlying strengths are reflected in our performance over the last year. We drove strong growth in four of our five regions, with Europe and Asia Pacific growing double-digit. Even with North America sales flat, following a period of very rapid growth, we have still been able to deliver overall organic net sales value growth of 6.5% within our medium-term guidance, and organic operating margin expanded by 15bps.

Our pre-exceptional earnings per share rose 7.6% in fiscal 23 to 163.5 pence. And, we have once again been able to increase the dividend by 5% to a full-year dividend of 80.00 pence.

Fiscal 23 also saw standout performance from our scotch, tequila and beer categories. Scotch grew 12%, tequila grew 19% and beer was up 9% respectively. Johnnie Walker, the world's leading international spirit brand, delivered another year of strong double-digit growth, increasing 15%. Tequila continues to have strong consumer momentum and our global market share of tequila rose 120bps to just over 23% of retail sales value. We also launched our strategy to ignite a new 'Golden Age for Guinness', with immediate results: organic net sales were up 16% in the

period, and in December 2022, Guinness became the number one beer brand by value share in the on-trade in Great Britain.[1]

We have also continued to benefit from sustained investment in our brand portfolio, with our premium-plus brands now accounting for 57% of net sales growth. Our premium-plus brands now account for 63% of Diageo's net sales, up 7ppts from fiscal 19.

While I am pleased that our business can deliver this performance even in the face of significant turbulence in major markets, the prospect of ongoing volatility in our operating environment means that there is no room for complacency. We will continue to deliver investment in our brands for the long-term hand-in-hand with efficiency in our day-to-day operations. At the same time, I want to see our execution focus sharpen as we sustain high-quality growth and continue to build market share.

Engine for growth

We are confident that Diageo remains well-positioned to deliver our medium-term guidance of consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit of 6% to 9%. To achieve this, winning quality market share remains a primary focus and it is one of the key areas of opportunity I see for improvement in fiscal 24. With our advantaged portfolio of brands, core capabilities and competitive advantages, I believe we can drive market share gains of at least two-thirds of our total net sales value. I'm pleased that we gained or held share in markets that total 70% of our net sales value in fiscal 23.[2]

Productivity, our culture of everyday efficiency and smart investment will be critical to deliver our medium-term guidance. Notably, we unlocked a further £450 million of productivity savings during fiscal 23.

Even as the leading company in international spirits, as of 2022, we only held a ~4.7% share of the TBA market.[3] This is up from 4% in 2020 when we set our ambition to deliver a 50% increase by 2030. The opportunity is significant. We are a company with a diversified geographic footprint and advantaged portfolio in a very large and attractive industry. Our business is set up for consistent, sustainable long-term growth driven by premiumisation and active portfolio management.

Doing business the right way

Doing business the right way remains at the heart of our plans for growth, and we have made good progress in the past year on our 'Society 2030: Spirit of Progress' ESG action plan to build a responsible, inclusive and sustainable business as we grow.

We want to change the way people drink for the better, recognising that there is no drink of moderation, only the practice of moderation. This is why we promote moderate drinking and invest in education and programmes to discourage the harmful use of alcohol. Increasingly we are fully integrating our work to promote responsible drinking into our brand messages, such as in Captain Morgan's 'Enjoy Slow' campaign last year.

We continue to build a strong, diverse leadership team to better reflect the consumers we serve. 44% of our leaders globally are female, maintaining our progress against our 2030 ambition to reach 50%, while 43% of our leadership are now ethnically diverse, an increase of 2% from fiscal 22.

We have also made significant headway on our objective to embed sustainability in our business. We have continued our progress towards our net zero carbon goal in our direct operations by 2030, with an absolute Scope 1 and 2 greenhouse gas emission reduction of 5.4% in fiscal 23. This was partly the result of our continuing investments in renewable energy, which now accounts for 45% of our total energy use, an increase of 1.9% from fiscal 22.

Our other major sustainability focus is on water stewardship. In the last year, we have reduced the amount of water it takes to make each litre of our brands by 2.6% in our water-stressed areas.

We also completed water efficiency projects that will deliver future benefit in several water-stressed areas including Kenya, Uganda and Nigeria. Beyond our own operations, we are working in partnership with CARE to empower women and make them stewards of our investments in water sanitation in the communities in which we live and work around the world.

Looking forward

I am very proud to become the Chief Executive of Diageo at a moment of enormous potential for our business. We believe the TBA market is the most exciting and creative consumer category in the world. Within it, spirits continue to gain share, and premiumisation is proving to be a resilient trend.

Diageo is well-placed to take advantage of these opportunities. Our geographic reach offers not just resilience through diversification, but also exposure to consumers looking to 'drink better, not more' around the world. Our long-term investment in building and actively shaping our portfolio gives us an advantaged position in the market, and our deep understanding of our consumers allows us to strengthen our relationship with them as we innovate to meet their needs and expectations. Underpinning these advantages, our core capabilities in digital, world-class brand building, supply chain and everyday efficiency allow us to execute effectively and with precision, while our 'Society 2030: Spirit of Progress' ESG action plan ensures that our business will become more responsible, diverse and sustainable as it grows.

These are strengths that we will build on in the year ahead. With the potential we see across our business and our brands, we are confident that we will continue to navigate successfully through a volatile external environment while delivering our medium-term guidance: consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit of 6% to 9%. At the same time, we remain focussed on investing in our brands to meet our ambition of increasing Diageo's share of the total beverage alcohol market by 50%, from 4% to 6%, over the decade to 2030.



Debra Crew
Chief Executive

(1) CGA, 4 weeks to 3 December 2022
(2) Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 23
(3) IWSR, 2022

An attractive industry with a runway *for growth*

Total beverage alcohol (TBA) has seen a strong record of value growth over the last 10 years. And international spirits, where Diageo is the number one player, has grown faster than TBA.[1]

We believe TBA presents sustainable long-term growth opportunities for Diageo, underpinned by attractive consumer fundamentals. This includes three key factors: a growing middle class; increased spirits penetration; and premiumisation in both developed and emerging markets.

Retail sales value of global alcohol market[1]

$1.17 trillion

Equivalent units of alcohol sold[1]

5.4 billion

1 Consumer base that can afford premium spirits is growing

The latest projections by the United Nations suggest that the global population could grow to around 8.5 billion by 2030.[2]

Globally, an emerging middle class continues to grow in key markets such as China, where it is estimated that, between 2022 and 2030, the middle class and affluent consumer will increase by 80 million, reaching nearly 40% of the population.[3]

This continued growth of the 'middle class and above' income bracket should enable 470 million[4] more consumers to access and enjoy our brands by 2032.

2 Consumers are increasingly choosing spirits over beer and wine

Over the past five years, the TBA market worldwide grew at a 4% compound annual growth rate.[1] Spirits grew considerably faster at a 6% compound annual growth rate as consumers increasingly move away from beer and wine.[1]

Spirits, which are versatile and adaptable, have a strong position and considerable runway for growth given consumers' interest in new serves suitable for a broader range of occasions, including with food and at home.

3 Consumers across the world are trading up, choosing superior quality

Consumers are 'drinking better, not more' and are increasingly choosing brands and categories that stand out for superior quality, authenticity and taste.

We call this trend premiumisation, in which consumers have a greater desire to explore new aspirational experiences, driving demand for quality drinks at a range of price points.

(1) IWSR, 2022
(2) United Nations Department of Economic and Social Affairs, Population Division, 2022
(3) Mind the Generation Gap, Boston Consulting Group, 2023
(4) World Bank, 2022


VISIT US
IN
SCHIEDAM
HOLLAND
Ketel One
VODKA
FAMILY MADE

546 million
new legal purchase age consumers estimated to enter the market by 2033[4]

470 million
estimated to join the middle class and above income bracket by 2032[4]

+9%
increase in spirits TBA share[1]

Ketel One Bloody Mary

Investing for the long term

Diageo has a bold ambition and is well-positioned to capture more of the total beverage alcohol (TBA) market opportunity.

With only 4.7% of global TBA share[1], we believe we have significant headroom for sustainable, long-term growth, and our ambition is to outperform the market and increase our TBA value share to 6% by 2030.

Increasing spirits penetration

Diageo has a diversified footprint globally with an advantaged portfolio of brands. The breadth and depth of our portfolio across attractive categories and price points positions us to capture large consumer growth opportunities, and provides resilience to international trading volatility. Globally, there is a significant opportunity to increase spirits penetration.

In markets where the spirits category is less mature, our mainstream brands give emerging market consumers access to our products at affordable prices. For example McDowell's No. 1 in India and Black & White in Latin America offer quality products at more affordable price points and give opportunities to consumers to trade up in the future.

Quality growth for Guinness

Beer is our second largest category after scotch. Our business model for the category is differentiated, increasingly asset-light, highly profitable and provides exposure to both emerging and developed markets. We use a variety of routes to the consumer, depending on the most efficient model for each market. Guinness leads our beer portfolio and is available in more than 100 countries and territories.

Read more about how Guinness became the number one pint in Great Britain on pages 26-27

Active portfolio management

We use our deep consumer insights to acquire strategic brands in higher-growth categories. In fiscal 23, we acquired Balcones Distilling, a leading producer of award-winning super-premium and above US whiskey. We also acquired Don Papa Rum, a super-premium dark rum from the Philippines, strengthening our position in the rum category, which is premiuimsing.

Our active portfolio management also includes strategic disposals. In fiscal 23, we sold Guinness Cameroun S.A., following a strategic review which identified a more efficient model to support the strong growth of the brand in Cameroon. We also disposed of Archers, as well as the disposal and franchising of a portfolio of brands in India.

Our core competencies

Diageo is a world-class brand builder and has supply chain expertise, as well as an entrepreneurial spirit and advantaged culture.

Our world-class brand building is underpinned by deep consumer understanding, which fuels innovation and recruits consumers. We combine our consumer insights with marketing creativity which we execute with precision. This is underpinned by smart investment in marketing effectiveness tools, such as Catalyst, Sensor and CreativeX.

We believe that our diverse supply chain across the markets where we source, make and sell is a key competitive advantage. We leverage the scale and breadth of our business to build strategic relationships with suppliers that deliver regular cost savings, which we reinvest. Our culture of everyday efficiency and strong pipeline of productivity initiatives drove £450 million of savings in fiscal 23, fuelling sustained investment in brand building.

We are consumer-focussed and brand obsessed, and our workforce is encouraged to have an entrepreneurial spirit, where new ways of thinking are welcomed. Our ability to adapt to market challenges and our consistent focus on consumers and trade partners are the foundations from which we deliver our Performance Ambition. As an organisation, we are restless and we work hard to operate with agility and urgency to deliver consistent quality growth.

Read more about our core competencies on pages 26-31

Delivering consistent performance and quality growth

To help ensure we deliver consistent performance and sustainable quality growth, we invest smartly in the areas we believe will bring the greatest benefits: capital expenditure for our strategic categories, digital capabilities, our ambitious sustainability agenda and our supply chain agility programme.

Production capacity and maturing inventories

In fiscal 23, scotch and tequila grew by 12% and 19% in net sales, respectively. Investing capital in production capacity is key to delivering long-term sustainable growth. We are investing in new whiskey distilleries in North America and China and increasing our tequila manufacturing footprint in Mexico.

We are also investing in maturing inventories to support the future growth of these fast-growing categories. Over the last five years, we have increased maturing inventories from £4.0 billion to £5.8 billion, including investments of £0.6 billion in fiscal 23.

(1) IWSR, 2022

Shareholder *value creation*

We expect to deliver organic net sales growth consistently in the range of 5% to 7% and organic operating profit growth sustainably in the range of 6% to 9% for fiscal 23 to fiscal 25. Sustainable top-line growth and productivity savings enable smart re-investment to drive long-term growth.



Total shareholder return (TSR)
Diageo
FTSE 100
TSR rebased to 100
250
200
150
100
50
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Digital and data capabilities

We're investing in transformational digital and data capabilities. In marketing, CreativeX, our latest tool, enables us to assess the effectiveness of our digital content before deployment to ensure we provide the perfect serve of advertising content to consumers. It is now deployed in markets covering 75% of our net sales value. We're also supporting our customers and our global sales teams leverage data and insights from digital tools such as EDGE365 to extend our sales reach and improve our execution.

Continuing the digital transformation journey we embarked on in 2017, in fiscal 23, we launched a five-year programme to modernise our IT environment and standardise our business operations. This makes us more agile in our response to customer needs, provides us with world-class actionable insights and allows us to be more efficient in our day-to-day operations.

Investing in sustainability

By 2030, we expect to have invested around £1 billion of capital to support our drive to be global champions for water stewardship and a strong contributor to a low-carbon world. We are doing this by improving water use efficiency, investing in water replenishment, using renewable energy, scaling circular solutions and implementing regenerative agriculture. These investments will also help us to be more efficient, reduce our resource consumption, develop innovative solutions and ensure a more resilient supply chain.



BAILEYS
The ORIGINAL

Baileys over ice

Delivering our *Performance Ambition*

At the core of our strategy is the flywheel for growth. After several years of strong performance at Diageo, it has a proven track record.

Our six strategic priorities support the achievement of our ambition to be one of the best performing, most trusted and respected consumer products companies in the world. Through these priorities, we deliver the strategic outcomes against which we measure our performance.

Read more on pages 18-23

OUR STRATEGIC PRIORITIES



Sustain quality growth
Embed everyday efficiency
Invest smartly
Promote positive drinking
Champion inclusion and diversity
Pioneer grain-to-glass sustainability
OUR AMBITION
To be one of the best performing, most trusted and respected consumer products companies in the world.

OUR STRATEGIC OUTCOMES

EG
Efficient growth
Consistently grow organic net sales, grow operating profit, deliver strong free cash flow

CVC
Consistent value creation
Top-tier total shareholder returns, increase return on invested capital

CT
Credibility and trust
Trusted by stakeholders for doing business the right way, from grain to glass

EP
Engaged people
High-performing and engaged teams, continuous learning, inclusive culture

Sustain quality growth

Creating sustainable and consistent quality growth is at the heart of our ambition to be one of the best performing consumer products companies. It means delivering consistent net sales and margin growth as well as top-tier shareholder returns.

Read more on pages 18-19

Embed everyday efficiency

Everyday efficiency creates the fuel that allows us to invest smartly and sustain quality growth. At its heart, everyday efficiency is a mindset and a culture, which everyone in Diageo is encouraged to bring to life in their daily work.

Read more on pages 20-21

Invest smartly

We are investing in the future success of our business – but that investment needs to be smart to support the delivery of consistent performance and enable sustainable, quality growth.

Read more on pages 22-23


BLONDE


GUINNESS



Promote positive drinking

We are determined to change the way the world drinks for the better. We will promote moderation and continue to invest in education programmes around the world to help reduce the harmful use of alcohol. As we reach more people with our programmes, we will change attitudes on underage drinking, drink driving and binge drinking.

Read more on pages 58-60

Champion inclusion and diversity

We believe that everybody should be able to thrive in an environment that values their contribution and celebrates what makes them unique. Across Diageo, we champion inclusion and diversity, from how we attract, recruit and develop our teams, to representation in our supply chain, the ways we portray the richness of society across our brands and our work to make a positive difference in our communities.

Read more on pages 67-70

Pioneer grain-to-glass sustainability

We are focussed on preserving the resources upon which our business and our communities depend. We are working to preserve water for life, accelerate to a low-carbon world and become sustainable by design – helping to create a better future for communities everywhere.

Find out more about our performance against all our 'Society 2030: Spirit of Progress' ESG action plan on pages 57-87.

Read more on pages 71-87

Sustain *quality* growth

To achieve our ambition of being one of the best performing, most trusted and respected consumer products companies in the world, delivering and sustaining quality growth is key. This means consistent net sales and margin growth, as well as top-tier shareholder returns.

Delivering sustained, quality growth is not new to us. Brands such as Johnnie Walker and Don Julio show how the right approach to quality, brand building, innovation and investing for the long-term can build lasting value.

Case study: Johnnie Walker

Johnnie Walker has been a key driver of our strong scotch performance this year, seeing sales growth of 15%.

This is the brand's third consecutive year of double-digit net sales growth, with sales at an all-time high.

Premiumising scotch

Johnnie Walker's growth has been primarily driven by premiumisation. Ensuring we offer consumers choice and provide options to easily trade up (e.g. moving from Johnnie Walker Red Label to Johnnie Walker Black Label) have meant that price and volume have had strong growth across all our regions and variants. In fact, the proportion of net sales from Johnnie Walker premium products – Johnnie Walker Black Label and above – reached 73% for the first time in fiscal 23.


GOLD LABEL RESERVE

This broad-based strong volume, price and mix performance allowed us to offset record inflation seen globally as well as strong foreign exchange headwinds to grow gross margin by +1.1ppt.

Record share performance

Johnnie Walker has also extended its lead as number one international spirits brand by 34bps.[1] Every month, 93 million people who choose to drink alcoholic beverages choose Johnnie Walker.[2]

As ever, this year we also looked to the future, and continued to invest ahead with a record high advertising and promotion (A&P) spend of £545 million and 22% sales return on A&P investment level with all markets increasing spend versus last year.

Sustaining quality growth in Latin America and Caribbean

This financial year, Johnnie Walker's performance in Latin America and Caribbean stands out, with the region heavily focussed on premiumisation.

Net sales grew +16% to a record high, and gross margin percent grew +1ppt. Likewise A&P grew +36% which funded double-digit net sales growth of core variants (Johnnie Walker Red Label +15%, Johnnie Walker Black Label +18% and Johnnie Walker Blue Label +22%). We were also excited to roll out Johnnie Walker Blonde special edition across Mexico, Brazil and Chile.

(1) IWSR, 2022
(2) How the world drinks, Kantar 2022
(3) CGA, 4 weeks to 3 December 2022

Johnnie Walker Gold Label Reserve (left)

Johnnie Walker Blonde (right)

To sustain quality growth, we focus on: developing new brands of the future; balancing volume, price and mix – what we call Revenue Growth Management; executing the most effective route to our consumers; and working with governments and stakeholders around the world to ensure our brands compete on a more equal playing field for alcohol taxation and regulatory policy.

Alongside this, we have a disciplined approach to portfolio management, making acquisitions and disposals in line with our strategy.

Examples of progress in fiscal 23:

- We drove strong growth in four of our five regions, with Europe and Asia Pacific growing double-digit
- Continued to generate quality growth across key brands, including Guinness, which became the number one beer in the Great Britain on-trade for the first time in December 2022.[3]
- Launched new innovations in premium categories, including Don Julio Rosado in tequila and Elusive Expressions in scotch
- Made considered acquisitions focussed on fast-growing, premium categories such as Don Papa Rum and Mr Black coffee liqueur
- Equally we made considered disposals in aid of our long-term growth ambitions, including the sale of Archers and the sale and franchise of selected local brands in India


Johnnie Walker
Blonde
Blended Scotch Whisky

Embed everyday *efficiency*

Everyday efficiency creates the fuel that allows us to invest smartly and sustain quality growth. We want to ensure our resources are deployed where they are most effective.

This means using technology and data analytics to make better, faster decisions. It also means simplifying our business so that we can better meet the needs of our consumers and customers.

Case study: Logistics reinvention

Through our logistics interventions, we are driving sufficiency, efficiency, sustainability, agility and resilience by focussing on five key areas.

1 Synchronised fulfilment

We revised our operating strategy by identifying never out of stock and strategic brands and products, which account for 80% of our revenue. Focussing on these stock keeping units has enabled us to service our customers faster, cutting cost, lead-time and carbon.

2 Alternative routes, ports, carriers and modes

In order to avoid congestion, we contracted alternative transportation routes, ports, carriers and modes. For example, we transferred a significant portion of our movements in Scotland from ships to rail.



3 Multi-dimensional partnerships with suppliers, customers and industry

We built stronger partnerships with our customers, our suppliers and the industry, working closer and more collaboratively. For example, we evolved our partnership with ocean freight carrier CMA, becoming their largest transatlantic customer to better support both parties.

4 Supply network design and investment

We studied our logistics process end-to-end, from the plant to the customer, which helped us anticipate and manage disruptions, allowing us to deliver to markets more quickly and efficiently. Additionally, by using regional hubs, we also brought products closer to our end customers and consumers.

5 Digitisation

All of this has been underpinned by strategic interventions on digitisation. We have real-time insights to anticipate supply chain blockages, enabling us to take timely action. We have been spearheading the use of automation such as bots and intelligent automation as a way to make the best decision at any point. We are also implementing artificial intelligence in our order cycle to optimise product availability, container fill rate and pricing.

Colleague in Cambus (left)

Guinness keg plant (right)

In the face of heightened inflation, more than ever, we have focussed on agility and speed to enable efficiencies across everything we do. These savings have been realised and have enabled us to continue to meet the needs of our customers and consumers, whilst still generating sufficient amounts to reinvest smartly.

Examples of progress in fiscal 23:

- Delivered £450 million annualised savings across the end-to-end value chain
- Began the first year of the five-year supply chain agility programme which will strengthen and make fit for the future our supply chain
- Made an £82 million saving from procurement efficiency, which was impactful across all regions
- Drove greater efficiency in our advertising and promotional (A&P) investment, with savings made through marketing effectiveness


GUINNESS
HYSTER

Invest *smartly*

We continually invest in the future success of our business – but that investment needs to be smart to support the delivery of consistent performance and enable sustainable, quality growth.

This year, we have balanced quality growth and volume by driving pricing and mix to increase premiumisation. We have also optimised commercial decisions to best sustain long-term growth.

Case study: Tequila

With the popularity of tequila on the rise[1], we saw an opportunity to be a driver of growth in the category.

We did this by investing in strategic key areas.


SAMIGOS

(1) IWSR, 2022

Casamigos mason jar (above)

Drone in agave field in Jalisco (right)

Investing in new distilleries

In September 2021, we announced plans to expand our tequila manufacturing footprint in Mexico through an investment of more than £400 million.

In fiscal 23, £160 million of this investment was spent on the construction of two new distilleries in the state of Jalisco, building further resiliency into our tequila supply chain and supporting growth in the category by increasing production capacity. Because of this, we can now operate 24 hours a day.

The first of the two distilleries is expected to be operational by fiscal 24 Q1, and the second expected in fiscal 25 Q1.

Using new technologies to drive efficiency

As part of our 'Society 2030: Spirit of Progress' ESG action plan, we have been investing in innovative environmentally friendly technologies. This includes drones which can count the number of agave plants in a field with greater accuracy and efficiency than manual processes.

Traditionally, spraying agave fields was done manually and had to take place in the night or very early in the morning. Operating in darkness created high complexity, including the risk of injury, wildlife attacks and exposure to harmful agricultural supplies.

Using drones has not only ensured the safety of our workers, but has also meant we can spray between 20-30 hectares of agave a day, the equivalent of the work of 30 people.

Saving water

The drone is also more efficient from a water saving perspective, using 70% less water than manual applications, as well as decreasing costs and having a positive impact on our carbon footprint through reducing the requirement for vehicles.

Because of this, water savings in fiscal 23 are expected to be 5.5 million litres, aiding us further in our water stewardship ambitions.

Digitising our supply chain

As we seek to further digitise our supply chain processes, we have designed and implemented the first ever digital planning tool on aged liquid, including the rotation of barrels between different age groups.

In addition, we have introduced an advanced supply planning tool which should enable us to drive end-to-end scenario planning and inventory optimisation.

The investment actions that we are taking now, and those we have planned for the future, will support our plans to take tequila global.

We are constantly making investments across our business in different areas to ensure we are delivering consistent growth.

This includes investing in our supply chain, including transforming the end-to-end supply network across our physical assets, as well as in our technical and digital capabilities.

Examples of progress in fiscal 23:

- Maintained our 18% investment in A&P, enabling us to continue to invest behind and grow our brands
- Invested in premium, high-growth categories, such as tequila, as well as brands like Don Papa Rum
- We significantly stepped up investments in key digital and experiential areas, including our Direct to Consumer (D2C) platform
- In sustainability, we invested capex in data foundations and decarbonising our supply chain
- Committed more than £60 million in capex funding for water efficiency projects over the next three years
- We have hired colleagues with the aim of building the internal capabilities necessary to deliver on our 2030 target



Creating a *sustainable business*

What we do

1. We source
From smallholder farmers in Africa and Mexico to multinational companies, we work with our suppliers to procure high-quality raw materials and services, with environmental sustainability in mind. Where it is practicable, we source locally

2. We innovate
Using our deep understanding of trends and consumer socialising occasions, we focus on driving sustainable innovation that provides new products and experiences for consumers, whether they choose to drink alcohol or not

3. We make
We distil, brew and bottle our spirits and beer brands through a globally coordinated supply operation, working to the highest quality and manufacturing standards. Where it makes sense, we produce locally

Our core competencies
The ability to work our business model hard to deliver success comes from our strength across several key areas. These core competencies set us apart from our competition.

World-class brand building
Our track record shows us to be experts in innovation and brand building. This is vital in order to first make the right products, and then be able to take those products to consumers and help them celebrate.

Read more on pages 26-27


GUINNESS

Supply chain efficiency
We are constantly striving for excellence across our supply chain, finding ways to improve across all components and sites, whether that's research and development, brewing or packaging.

Read more on pages 28-29



Entrepreneurial spirit
Our inclusive, collaborative culture enables us to work together in a dynamic and agile manner, creating a vibrant workplace as well as delivering our Performance Ambition.

Read more on pages 30-31



Creating value
Our business model allows us to create value across four main areas:

- **Financial** – for our investors
- **Human** – for our people, suppliers, customers and consumers
- **Social** – for our communities
- **Natural** – for our environment

We deliver our strategic priorities through a business model that leverages global and local expertise, has the consumer at its heart and puts our responsibilities to our stakeholders front and centre. Since launching our 'Society 2030: Spirit of Progress' ESG action plan, we have set out to help create a more inclusive and sustainable world, creating a positive impact in our company, and for our society.

4. We transport

We move our products to where they need to be in the world, whether that's from a local distillery in market or shipping scotch around the world

5. We sell to customers

We grow by working closely with our customers. Our global and local sales teams use our data, digital tools and insights to extend our sales reach, improve our execution and help generate value for us and for our customers. When our customers grow, we grow too

6. We market to consumers

We invest in world-class marketing to responsibly build vibrant brands that resonate with our consumers. We have a rigorous global Marketing Code and belong to the Global Alliance for Responsible Media, working with peers to push for further consumer and brand safeguards

7. We help consumers celebrate

We continually evolve our data tools to understand consumers' attitudes and motivations. We convert this information into insights which enable us to respond with agility to our consumers' interests and preferences


SMIRNOFF
№21
VODKA
Smirnoff

Smirnoff orange smash

The year Guinness became Great Britain's *favourite* pint

Great Britain loves Guinness.

So much so, for the first time ever, in December 2022, Guinness became Britain's number one beer in the on-trade.[1]


GUINNESS
DRAUGHT
0.0
GUINNESS
0.0

Secrets to success

Guinness, which has been around for over two centuries, still manages to firmly embed itself in culture with its visual distinctiveness. In Great Britain, 'the black stuff' is heavily associated with events like St Patrick's Day and the Six Nations rugby – because of this, Guinness saw a record on-trade share of 12.1% in March 2023.[2]

But the brand is not only focussed on select moments or seasons. Guinness has been making its biggest marketing investment to date in celebrations around the calendar such as Christmas and summer – including launching the 'Lovely Day For A Guinness' campaign which truly captures the summer feeling.

Guinness also has an ability to spot trends and jump on new opportunities. This year, the brand partnered with the Women's Six Nations and viral DJ, Fred Again.

Choosing authentic partners in Great Britain, who are both established and emerging in terms of recognition, has enabled the brand to increase +60bps to 3.6% among women and +80bps to 7.7% amongst 18-34 year olds.[3]

While the recipe remains relatively unchanged, the Guinness brand is continually evolving and we actively pursue innovation. In fact, we are currently sustaining our biggest innovation pipeline in the last 30 years.

This includes scaling up our alcohol-free option, Guinness 0.0, growing our distribution and introducing new packs in the off-trade and launching in the on-trade. In the off-trade, the Guinness 0.0 four-pack was recently the number one non-alcoholic item by value and volume in Great Britain.[4]

And, in support of our 'Society 2030: Spirit of Progress' ESG action plan to promote positive drinking, we put Guinness 0.0 at the heart of the Six Nations Championship.

New products have also been key. 'Guinness Nitrosurge', a first-of-its-kind device that allows Guinness fans to enjoy the two-part pour at home, was rolled out in Great Britain in fiscal 23, premiumising the Guinness experience in new spaces.

These unique abilities are underpinned by world-class brand building. We are consistently leveraging our distinctive assets and deep understanding of our consumers, all powered by precision marketing.

This is the reason why in fiscal 23, more new consumers drank Guinness than ever before.

(1) CGA, 4 weeks to 3 December 2022
(2) Neilsen, 2023
(3) Kantar, 2023
(4) IWSR, 2022

Guinness 0.0. (above)

'Lovely Day For A Guinness' campaign (right)


LOVELY DAY
FOR A
ESTD 1759
GUINNESS



Unboxing premium scotch to *reduce waste*

A little over 150 years ago, Johnnie Walker had a packaging problem. Too many bottles were being broken in transit over choppy seas. The solution? The iconic 'square' bottle: packaging that could be stacked safely and efficiently.

Today, we continue that tradition of finding new ways to solve problems.

Bottles included in the trial


BLACK LABEL
RED LABEL
BUCHANAN'S
Old Parr

Diageo remains as proud of its whiskies as ever, and no less careful with its packaging. But in the modern world, the task is different. Our packaging is already robust; now it must become sustainable too.

Packaging is synonymous with waste, and too many industries have adopted a 'take-make-dispose' model. At Diageo, we want to change this. We believe convenience should not come at the cost of our natural resources.

At the beginning of fiscal 23, we began a thorough review of our whiskies and came to the conclusion that not only could we change our packaging, but in some places, we could get rid of it altogether.

This is why we started our work to phase out cardboard gift boxes across a selection of products in our premium scotch portfolio. After all, the luxury of our products is in the liquid, not the packaging.

Solving a problem at scale

The next step was to bring a team together. With the sheer scale of the project, and the range of packaging across different markets, we gathered a group with global and cross-functional expertise. The taskforce worked to scope out the project, agree timelines, communicate to customers and make sure every market was aligned. To minimise disruption to our supply chain, the project was initially rolled out across selected markets, testing the consumer response and assessing if waste could really be reduced.

After a successful test, we were able to expand the project internationally. The first phase was delivered over fiscal 23, and we plan to roll it out to new markets in fiscal 24. The work is a continuation of Diageo's 'Society 2030: Spirit of Progress' ESG action plan to help create a more inclusive and sustainable world.

Promising results

In fiscal 23, this new workstream has resulted in:

141 million
cardboard boxes eliminated from our supply chain

c.5,520 tonnes
reduction in carbon emissions

Bottling Johnnie Walker (left)

Challenging traditional *marketing concepts* in Brazil

In fiscal 23, organic net sales in Latin America and Caribbean increased by 9% and we plan to keep growing.

Part of our growth plan in the region is making critical investments in one of the most rapidly advancing parts of our business: digital marketing.



Growing our e-commerce offering

For more than a decade, our award-winning website, TheBar.com, has helped customers to make cocktails at home. It has also been a key driver of our digital performance, connecting people directly to Diageo's brands through recipes, luxury gifts and personalised engraving. Brazil now hosts the site's biggest operation worldwide, with an omnichannel approach that combines physical stores and online engagement in a powerful media engine.

Expertise across borders

This year, we also set up Diageo's first digital hub in Latin America, allowing us to share analytics, media insights, online commerce and scalable content across countries.

The new hub has helped us engage more closely with the people buying our brands. It means we can create more relevant content, engage in live conversations, and be more responsive to what consumers are saying online.

The hub has also enabled Diageo to scale up its key capabilities from one market to another – getting data from Colombia to Mexico, fast. Artificial intelligence helps tailor our work to local social media algorithms, which has enabled us to optimise our media in more than 37% of the region.

Led by consumers

In Brazil, we have invested in a new content laboratory. This is an interactive, digital platform run by a team of creators who monitor everything consumers are talking about, searching for, listening to or sharing online – in real time. It's part of our evolution from precision marketing to predictive marketing, not only listening to what consumers want, but anticipating future trends, too. The content lab is a complete shift in communication, putting our brands at the heart of communities.

Together, these innovations are challenging the notions of traditional marketing. Diageo's digital tools mean communication is no longer one-way, with brands talking to consumers, but consumers talking to each other: a more collective way of engaging with online culture. And it's working. Since our content lab was launched, Diageo's whisky brands in the region have expanded their leading share of consumer engagement, growing 'talkability' share by +7ppt.[1]

(1) Sprinklr, 2022

Colleagues meeting (above)

Johnnie Walker Brasil Instagram (right)


14:10
Yahoo Mail
johnniewalkerbrasil
Em breve
JW Blonde
Presentes
LollaBR 23
JOHNNIE WALKER

Monitoring performance and *progress*

Reported measures

Net sales growth (%)

Year	%
2023	**10.7**
2022	21.4
2021	8.3
2020	(8.7)
2019	5.8

Definition

Sales growth after deducting excise duties.

Operating profit growth (%)

Year	%
2023	**5.1**
2022	18.2
2021	74.6
2020	(47.1)
2019	9.5

Operating profit growth, including exceptional operating items.

Basic earnings per share (pence)

Year	pence
2023	**164.9**
2022	140.2
2021	113.8
2020	60.1
2019	130.7

Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Non-GAAP measures

Organic net sales growth (%)[1]

6.5% R K

Year	%
2023	**6.5**
2022	21.4
2021	16.0
2020	(8.4)
2019	6.1

Definition

Sales growth after deducting excise duties, excluding the impact of exchange rate movements, hyperinflation adjustment and acquisitions and disposals.

Why we measure

This measure reflects our delivery of efficient growth and consistent value creation. Organic net sales growth is the result of the choices we make between categories and market participation, and reflects Diageo's ability to build brand equity, increase prices and grow market share.

Performance

Reported net sales grew 10.7%, driven by strong organic growth and favourable foreign exchange impacts. Organic net sales growth of 6.5% reflects 7.3 percentage points of positive price/mix and a decline in organic volume of 0.8%. Four out of five regions delivered growth, despite lapping strong double-digit growth at the group level in fiscal 22. Price/mix was driven by price increases and premiumisation.

More detail on page 37

Organic operating profit growth (%)[1]

7.0% R K

Year	%
2023	**7.0**
2022	26.3
2021	17.7
2020	(14.4)
2019	9.0

Organic operating profit growth is calculated on a constant currency basis, excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation adjustment and acquisitions and disposals.

The movement in operating profit measures our delivery of efficient growth and consistent value creation. Consistent operating profit growth is a business imperative, driven by investment choices, our focus on driving out costs across the business and improving mix.

Reported operating profit grew 5.1%, mainly driven by growth in organic operating profit and positive impacts from exchange rate movements. These favourable items were largely offset by the negative impact of exceptional operating items, primarily non-cash impairments related to India and the supply chain agility programme. Organic operating profit grew 7.0%, ahead of organic net sales growth, driven by growth across all regions except North America.

More detail on page 37

Earnings per share before exceptional items (pence)[1]

163.5p R K

Year	pence
2023	**163.5**
2022	151.9
2021	117.5
2020	109.4
2019	130.8

Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. Eps measures our delivery of efficient growth in the year and consistent value creation over time.

Basic eps increased 24.7 pence, mainly driven by organic operating profit growth and exceptional items, partially offset by increased finance charges and higher tax. Basic eps before exceptional items increased 11.6 pence.

More detail on page 38

(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 232-239.

(2) For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.

Reported measures

Net cash from operating activities (£ million)

2023	**3,024**
2022	3,935
2021	3,654
2020	2,320
2019	3,248

Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the consolidated statement of cash flows.

Return on closing invested capital (%)

2023	**40.5**
2022	35.1
2021	33.2
2020	17.2
2019	32.9

Definition
Profit for the year divided by net assets at the end of the financial year.

Non-GAAP measures

Free cash flow (£ million)[(1),(2)]

1,800m R K

2023	**1,800**
2022	2,783
2021	3,037
2020	1,634
2019	2,608

Definition
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable and other investments, and the net cash expenditure paid for property, plant and equipment, and computer software.

Why we measure
Free cash flow is a key indicator of the financial management of the business. Free cash flow reflects the delivery of efficient growth and consistent value creation as it measures the cash generated by the business to fund payments to our shareholders and future growth.

Performance
Net cash from operating activities was £3,024 million, a decrease of £911 million compared to fiscal 22. Free cash flow declined by £983 million to £1,800 million. Free cash flow declined as strong growth in operating profit and favourable foreign exchange impacts were more than offset by higher year-on-year working capital outflows, tax payments, interest paid and capital investment.

More detail on page 39

Return on average invested capital (ROIC) (%)[(1)]

16.3% K

2023	**16.3**
2022	16.8
2021	13.5
2020	12.4
2019	15.1

Definition
Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets aggregated with exceptional restructuring costs and goodwill at the date of transition to IFRS, excluding net post employment benefit assets/liabilities, net borrowings and non-controlling interests.

Why we measure
ROIC is used by management to assess the return obtained from the group's asset base. Over time, ROIC reflects consistent value creation, as the returns Diageo generates from its asset base are both reinvested in the business and used to generate returns for investors through dividends and return of capital programmes.

Performance
ROIC decreased 50bps, mainly driven by increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was partially offset by higher organic operating profit growth, net of higher tax.

More detail on page 39

Total shareholder return (TSR) (%)

(2)% R K

2023	**(2)**
2022	4
2021	32
2020	(19)
2019	27

Definition
Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).

Why we measure
Diageo's Directors have a fiduciary responsibility to maximise long-term value for shareholders. TSR measures consistent value creation as it reflects the returns Diageo has delivered to investors in the year and over time. We also monitor our relative TSR performance against our peers.

Performance
TSR was down 2% over the past 12 months driven by the lower year-on-year share price.

R **Remuneration:** Some KPIs are used as a measure in the incentive plan for the remuneration of executives. See our Directors' remuneration report from page 126 for more detail.

K **KPI:** Key Performance Indicator

Non-financial performance

Positive drinking

R K

Number of people educated on the dangers of underage drinking through a Diageo supported education programme

1,985,817
(2022: 607,374)
Total to date: 3.8m[1]

Definition
Number of people educated on the dangers of underage drinking through a Diageo supported education programme.

Why we measure
We want to change the way the world drinks for the better by promoting moderation and addressing the harmful use of alcohol. We build credibility and trust by transparently reporting the total number of people educated on the dangers of underage drinking. This figure also demonstrates our commitment to engaging people on the dangers of harmful alcohol use.

Performance
This year we implemented SMASHED Live in 10 new countries and SMASHED Online in 12 new countries. We educated 1,985,817 young people about the dangers of underage drinking.

More detail on page 58

Employee engagement (%)

84%

K

2023	84%
2022	82%
2021	81%
2020	N/A[2]
2019	80%

Definition
Measured through our Your Voice survey; includes metrics for employee satisfaction, advocacy and pride.[3]

Why we measure
Employee engagement is a key enabler of our performance, as our people deliver our strategy. The survey allows us to measure the extent to which employees believe we are living our values and is a measure of our culture. Reflecting on the results of our employee engagement level and taking action where needed each year helps us build credibility and trust with our people.

Performance
This year 90% of our people completed our Your Voice survey. 84% were identified as engaged. 91% declared themselves proud to work for Diageo, 84% would recommend Diageo as a great place to work and 77% were extremely satisfied with Diageo as a place to work.

More detail on page 63

Health and safety (LTA)

0.91

K

2023	0.91
2022	0.92
2021	1.03
2020	0.60
2019	0.98

Definition
Number of accidents per 1,000 full-time employees, directly supervised temporary staff and contractors resulting in time lost from work of one calendar day or more.

Why we measure
Health and safety is a basic human right; our Zero Harm philosophy is that everyone should go home safe and healthy, every day, everywhere. The LTA measure demonstrates our engagement with our people on safety and delivering on our Zero Harm philosophy and through reduced LTA builds credibility and trust.

Performance
This year's rate of 0.91 is a marginal improvement on fiscal 22 performance. Whilst the numbers of lost-time accidents decreased, the severity rate relating to lost-time accidents increased due to a carry-over of days lost for accidents in 2022. Severity rate is a measure of the seriousness of the incident and consequent absence from work.

More detail on page 65

(1) The baseline year for our 'Society 2030: Spirit of Progress' goals is 2020 unless otherwise stated. For our target to educate 10 million young people, parents and teachers on the dangers of underage drinking the baseline year is 2018.
(2) Because of the Covid-19 pandemic, in 2020 we did not run a full Your Voice survey. Instead we used a pulse survey tool to listen to employees' feedback and learn from their experiences of working during the pandemic. We therefore do not have a comparable employee engagement metric for 2020.
(3) In 2021, we updated the way we measure employee engagement in our Your Voice survey to bring it in line with standard practice. The 2019 survey results have been restated to reflect the use of the same three questions applied in the 2021-2023 surveys (satisfaction, advocacy and pride).
(4) In accordance with Diageo's environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for 2019, the baseline year 2020 and for the intervening period up to the end of last financial year has been restated where relevant.

Inclusion and diversity

R K

Percentage of female leaders globally	**44%** (2022: 44%)
Percentage of ethnically diverse leaders globally	**43%** (2022: 41%)

Water efficiency[4]

4.14

R K

2023	**4.14**
2022	4.09
2021	4.26
2020	4.57
2019	4.70

Carbon emissions[4]

401

R K

2023	**401**
2022	424
2021	445
2020	470
2019	508

Definition

The percentage of women and the percentage of ethnically diverse individuals who are in Diageo leadership roles.

Water use efficiency per litre of product packaged (litres/litre).

Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO_2e).

Why we measure

Nurturing an inclusive and diverse culture drives commercial performance and is the right thing to do. Transparently reporting the gender and ethnic diversity of our leadership cohort reflects our commitment to consistent value creation through our diverse workforce, building credibility and trust with our stakeholders and engaging with our people on inclusion and diversity.

Water is the main ingredient in all of our brands. We aim to improve efficiency, and minimise our water use, particularly in water-stressed areas. Reporting on our efforts to increase water efficiency builds credibility and trust and helps us engage with our stakeholders on this important topic. Our efforts to increase our water efficiency also reflect our commitment to deliver consistent value creation by future proofing our business to the impacts of climate change.

Mitigating our impact on climate change is a business imperative. Reporting in detail on our efforts to reduce carbon emissions from our direct operations, even when it is challenging to do, demonstrates our commitment to reduce our contribution to global warming and helps build credibility and trust. This is an important topic for our business and external stakeholders and supports our commitment to consistent value creation by future proofing our business.

Performance

This year 44% of our leadership roles were held by women, the same percentage as last year and 43% of our leaders were ethnically diverse, compared with 41% last year.

More detail on page 67

Fiscal 23 saw changes to our production profile which drove a 1.2% reduction in efficiency overall despite implementation of a number of water efficiency projects. Our water efficiency has increased by 9.4% against the 2020 baseline.

More detail on page 79

Our direct operations carbon emissions reduced by 5.4% in fiscal 23. The main drivers contributing to the lower emissions are the beneficial impact from our East Africa biomass plants and increases in use of liquid biofuel and renewable electricity.

More detail on page 82

R **Remuneration:** Some KPIs are used as a measure in the incentive plan for the remuneration of executives. See our Directors' remuneration report from page 126 for more detail.

K **KPI:** Key Performance Indicator

Chief Financial Officer's introduction



"I am encouraged by our fiscal 23 results which were in line with our medium-term guidance despite ongoing economic volatility and continued inflationary pressure. Our diversified portfolio and profitable growth algorithm continue to deliver sustainable growth, and our consistent productivity savings enables us to smartly reinvest in our brands.

I am pleased with our performance in fiscal 23. We delivered a strong set of results, despite ongoing global economic volatility and continued inflationary pressure. Both organic net sales and organic operating profit growth were within our medium-term guidance. Our advantaged portfolio of brands and diversified global footprint continue to fuel sustainable growth on top of two consecutive years of double-digit growth.

Our profitable growth algorithm underpins this strong top line performance. Our focus on quality sustainable growth is backed by investing smartly in marketing and data analytics tools to support our outstanding brand-building capabilities, active portfolio management and consumer-led innovation. Combined with our agile and dynamic supply chain and operational capabilities, they enable us to deliver sustainable, long-term growth. Alongside premiumising our portfolio, we are strategically increasing price and driving productivity, all of which enables us to invest smartly in the long-term.

We drove £450 million in productivity savings in fiscal 23 and delivered our highest-ever contribution from supply initiatives. These productivity savings fuelled a 6% increase in marketing spend and delivered organic operating margin expansion of 15bps.

We continued our disciplined conversion of profit into cash and delivered free cash flow of £1.8 billion. Strong operating discipline led to a reduction in debtors. However, creditors declined due to the moderation of sales growth in the year. We remain a progressive dividend payer and in addition to completing our £4.5 billion multi-year return of capital programme, we also returned an additional half a billion pounds of capital to shareholders. In total, we returned £3.1 billion to shareholders through dividends and share buybacks in fiscal 23.

Our core capabilities, strategic priorities and highly-engaged people give me confidence in our ability to navigate short-term volatility and uncertainty while continuing to drive sustainable long-term growth and deliver shareholder value.

Finally, starting in fiscal 24, in line with reporting requirements the functional currency of Diageo plc changed from sterling to US dollar. Diageo has also changed its presentation currency to US dollar."

Lavanya Chandrashekar (Chief Financial Officer)

Reported net sales growth
10.7% ↑

Organic net sales growth(1)
6.5% ↑

Reported operating profit growth
5.1% ↑

Organic operating profit growth(1)
7.0% ↑

Basic earnings per share
164.9 pence ↑

Earnings per share before exceptional items(1)
163.5 pence ↑

Net cash from operating activities
£3,024m ↓

Free cash flow(1)
£1,800m ↓

Return on closing invested capital
40.5% ↑

Return on average invested capital(1)
16.3% ↓

Total shareholder return
(2)% ↓

(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 232-239.

Net sales (£ million)

Reported net sales grew 10.7%

Organic net sales grew 6.5%

Reported net sales grew 10.7%, driven by strong organic growth and favourable foreign exchange impacts.

Organic net sales growth of 6.5% reflects 7.3 percentage points of positive price/mix and a decline in organic volume of 0.8%. Four out of five regions delivered growth, despite lapping strong double-digit growth at the group level in fiscal 22. Price/mix was driven by price increases and premiumisation.



Organic movement
15,452
702
(114)
104
(114)
1,083
17,113
2022
Exchange(1)
Acquisitions and disposals
Hyperinflation(2)
Volume
Price/mix
2023

(1) Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(2) See pages 181 and 232-239 for details of hyperinflation adjustment.

Operating profit (£ million)

Reported operating profit grew 5.1%

Organic operating profit grew 7.0%

Reported operating profit grew 5.1%, mainly driven by growth in organic operating profit and positive impacts from exchange rate movements. These favourable items were largely offset by the negative impact of exceptional operating items, primarily non-cash impairments related to India and the supply chain agility programme.

Organic operating profit grew 7.0%, ahead of organic net sales growth, driven by growth across all regions except North America.



4,409
(234)
122
(61)
53
22
321
4,632
2022
Exceptional operating items(1)
Exchange
Acquisitions and disposals
FVR(2)
Hyperinflation(3)
Organic movement
2023

(1) For further details on exceptional operating items see pages 179-181.
(2) Fair value remeasurements. For further details see page 55.
(3) See pages 181 and 232-239 for details of hyperinflation adjustment.

Operating margin (%)

Reported operating margin declined by 147bps

Organic operating margin expanded by 15bps

Reported operating margin declined by 147bps, with organic operating margin expansion more than offset by exceptional operating items, negative impact of foreign exchange, acquisitions, disposals and other items.

Organic operating margin expanded by 15bps, reflecting disciplined cost management despite inflation. Strong operating margin expansion in Asia Pacific, Africa and Latin America and Caribbean was partially offset by declines in North America and Europe.

Organic gross margin declined by 97bps, primarily driven by cost pressures. Price increases more than offset the absolute impact of cost inflation.


Organic movement
15bps
28.5%
(112)bps
(58)bps
(15)bps
23bps
(97)bps
14bps
98bps
27.1%
2022
Exceptional operating items(2)
Exchange
Acquisitions and disposals
Other(3)
Gross margin
Marketing
Other operating items
2023(1)

(1) Operating margin in waterfall is rounded to nearest decimal place.
(2) For further details on exceptional operating items see pages 179-181.
(3) Fair value remeasurements and hyperinflation adjustment. For further details on fair value remeasurements see page 55. See pages 181 and 232-239 for details of hyperinflation adjustment.

Basic earnings per share (pence)

Basic eps increased 17.6% from 140.2 pence to 164.9 pence

Basic eps before exceptional items[1] increased 7.6% from 151.9 pence to 163.5 pence

Basic eps increased 24.7 pence, mainly driven by organic operating profit growth and exceptional items, partially offset by increased finance charges and higher tax.

Basic eps before exceptional items increased 11.6 pence.


140.2
13.1
5.3
(1.7)
13.8
(2.0)
(5.5)
(4.3)
2.0
0.8
2.3
0.9
164.9
2022
Exceptional items after tax(2)
Exchange on operating profit
Acquisitions and disposals(3)
Organic operating profit
Associates and joint ventures
Finance charges(4)
Tax(5)
Share buyback(3)
Non-controlling interests
FVR(6)
Hyperinflation (operating profit) (7)
2023

(1) See pages 232-239 for explanation of the calculation and use of non-GAAP measures.
(2) For further details on exceptional items see pages 179-181.
(3) Includes finance charges net of tax.
(4) Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(5) Excludes tax related to acquisitions, disposals and share buybacks.
(6) Fair value remeasurements. For further details see page 55.
(7) Operating profit hyperinflation adjustment movement was £12 million compared to fiscal 22 (F23 – £22 million; F22 – £10 million).

Net cash from operating activities and free cash flow (£ million)

Generated £3,024 million net cash from operating activities[1] and £1,800 million free cash flow

Net cash from operating activities was £3,024 million, a decrease of £911 million compared to fiscal 22. Free cash flow declined by £983 million to £1,800 million.

Free cash flow declined as strong growth in operating profit and favourable foreign exchange impacts were more than offset by higher year-on-year working capital outflows, tax payments, interest paid and capital investment.

The higher year-on-year working capital outflow was primarily driven by normalisation of creditors relative to fiscal 22 as our growth rate moderated in fiscal 23.

The additional tax payments were the result of increased profit impacting tax instalments and higher balancing payments. The increase in interest paid reflects the higher interest rate environment globally.



3,935
(1,152)
2,783
122
384
(996)
(87)
(252)
(226)
72
1,800
1,224
3,024
F22 Net cash from operating activities
F22 Capex and movements in loans and other investments
F22 Free cash flow
Exchange(2)
Operating profit(3)
Working capital(4)
Capex
Tax
Interest
Other(5)
F23 Free cash flow
F23 Capex and movements in loans and other investments
F23 Net cash from operating activities

(1) Net cash from operating activities excludes net capex (2023 – £(1,167) million; 2022 – £(1,080) million) and movements in loans and other investments.
(2) Exchange on operating profit before exceptional items.
(3) Operating profit excludes exchange, depreciation and amortisation, post employment charges of £36 million and other non-cash items.
(4) Working capital movement includes maturing inventory.
(5) Other items include dividends received from associates and joint ventures, movements in loans and other investments and post employment payments.

Return on average invested capital (%)[1]

ROIC decreased (50)bps

ROIC decreased (50)bps, mainly driven by increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was partially offset by higher organic operating profit growth, net of higher tax.



16.8%
1bps
(39)bps
132bps
(33)bps
(46)bps
(65)bps
16.3%
2022
Exchange
Acquisitions and disposals
Organic operating profit
Associates and joint ventures
Tax
Other
2023

(1) ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see page 238.

Our *global* reach

Our regional profile maximises the opportunity for growth in our sector. Where our products are sold each market is accountable for its own performance and driving growth.

% share of reported net sales by region[1][2]


North America
39%
US Spirits
Diageo Beer Company (DBC) USA
Canada
Other (principally Travel Retail)
Europe
21%
Great Britain
Southern Europe
Northern Europe
Ireland
Eastern Europe
Turkey
Other (principally Travel Retail)
Latin America and Caribbean
11%
Brazil
Mexico
CCA (Central America and Caribbean)
South LAC
Andean
Other
(principally Travel Retail)
Africa
10%
East Africa
Africa Regional Markets (ARM)
including Ghana, Cameroon,
Indian Ocean and Angola
Nigeria
South Africa
Other (principally Travel Retail)
Asia Pacific
19%
India
Greater China
Australia
South East Asia
North Asia
Other
(principally Travel Retail Asia and Middle East)

(1) The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(2) Based on reported net sales for the year ended 30 June 2023. Does not include corporate net sales of £88 million (2022 – £54 million).

Fiscal 23	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EUm)	52.4	51.3	80.8	26.2	32.7
Reported net sales[1] (£ million)	6,758	3,569	3,200	1,799	1,699
Reported operating profit[2] (£ million)	2,592	1,097	432	661	176
Operating profit before exceptional items[3] (£ million)	2,689	1,105	905	661	220
Water efficiency (litres per litre of product packaged)	5.11	4.98	2.91	4.15	3.19
Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO_2e)	83	194	9	26	89
Average number of employees[4]	3,115	10,062	9,000	4,325	3,735

(1) Excluding corporate net sales of £88 million (2022 – £54 million).
(2) Excluding net corporate operating costs of £326 million (2022 – £238 million).
(3) Excluding exceptional operating charges of £622 million (2022 – £388 million) and net corporate operating costs of £326 million (2022 – £238 million).
(4) Employees have been allocated to the region where they live.

Production facilities

The company owns manufacturing production facilities across the globe, including distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo's brands are also produced at plants owned and operated by third parties and joint ventures at several locations around the world. We believe that our facilities are in good condition and working order. We have adequate capacity to meet our current needs, and, in the beer and spirit categories, we have undertaken activities to increase our production capacity to address our anticipated future demand.

The major facilities with locations, principal activities, and products are presented in the below table.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, cooperage	beer, scotch, gin, vodka, rum, ready to drink, non-alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Italy	distilling, bottling, warehousing	vodka, rum, ready to drink, non-alcoholic
Turkey	distilling, bottling, warehousing	raki, vodka, gin
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready to drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready to drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, packaging, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur
Nigeria	distilling, brewing, bottling, packaging	beer, rum, vodka, gin
South Africa	distilling, bottling, warehousing	rum, vodka, gin
ARM	distilling, brewing, bottling, warehousing	beer, vodka, gin
India	distilling, bottling, warehousing	rum, vodka, Indian-Made Foreign Liquor (IMFL), whisky, scotch, gin
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready to drink

For more details about our capital investments please see page 267.

Our route to consumer

We have five different route to consumer models across our business. Most of the regions employ four of the five high level models defined below; however, how each model operates in certain countries will vary, as will the percentage of net sales delivered through the respective models in each market.

Wholesalers and Distributors

Diageo sells to a wholesaler or distributor who also sells a range of other brands and categories directly to end outlets where consumers can purchase our brands. Where required, this model may include a government control board (or similar), such as in certain states in the US and Canada.

Modern Trade

Diageo sells directly to a customer who owns and manages retail outlets, who then in turn sells to consumers via their outlets.

eMarketplace

Diageo sells to a third-party digital market place customer where that customer sells to B2B customers and consumers.

Direct to Consumer

Diageo sells directly to consumers, predominantly through portals such as Thebar.com, which is a growing route to consumer model for our business. It allows for direct interface with our consumers rather than through third-party sites as in the eMarketplace model above.

Direct to Store

Diageo sells and delivers directly to end outlets rather than via a central purchasing customer as in the Modern Trade model above. This model is less common than the other models. For example, it is used in Ireland for beer distribution.

North America

North America is the largest market for Diageo and represents over one-third of our net sales. We have a well-positioned portfolio of brands that leans into premiumisation and high-growth categories such as whiskey and tequila. Our strategy is focused on accelerating sustainable growth through data-led insights, targeted investment, and excellence in innovation and our route to market.

Key financials

	2022 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Other[1] £ million	2023 £ million	Reported movement %
Net sales	6,095	632	20	11	–	6,758	11
Marketing	1,200	122	15	22	1	1,360	13
Operating profit before exceptional items	2,454	249	(12)	(57)	55	2,689	10
Exceptional operating items[2]	(1)					(97)	
Operating profit	2,453					2,592	6

Markets



The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.

Brands



Reported net sales by market (%)



- US Spirits
- Diageo Beer Company USA
- Canada
- Other (principally Travel Retail)

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America[3]	(5)	(4)	–	11
US Spirits[3]	(6)	(6)	(1)	10
DBC USA[4]	(3)	(3)	1	12
Canada	(2)	(2)	4	8
Spirits[3]	(5)	(4)	–	11
Beer	(2)	(2)	2	12
Ready to drink	(11)	(11)	(16)	(10)

(1) Fair value remeasurements. For further details see page 55.
(2) For further details on exceptional operating items see pages 179-181.
(3) Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 232-236.
(4) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.

Global giants, local stars and reserve[5]	Organic volume movement[6] %	Organic net sales movement %	Reported net sales movement %
Crown Royal	(12)	(10)	–
Don Julio	8	13	25
Casamigos[7]	6	13	26
Johnnie Walker	(5)	(10)	(1)
Smirnoff	(1)	4	14
Captain Morgan	(5)	(1)	9
Ketel One	(3)	–	11
Guinness	4	9	20
Baileys	(4)	1	11
Bulleit whiskey[8]	(8)	(6)	4
Buchanan's	–	9	21

(5) Spirits brands excluding ready to drink and non-alcoholic variants.
(6) Organic equals reported volume movement.
(7) Casamigos trademark includes both tequila and mezcal.
(8) Bulleit whiskey excludes Bulleit Crafted Cocktails.

Regional performance:

- Reported net sales grew 11%, primarily driven by a favourable foreign exchange impact from the strengthening US dollar.
- Organic net sales were flat as growth in Canada and Diageo Beer Company USA (DBC USA) were offset by a decline in US Spirits.
- Strong price/mix growth was offset by a decline in volume, while the region held share of TBA.
- US Spirits net sales declined 1%, lapping strong double-digit growth impacted by distributor stock replenishment and increased inventories of imported products in fiscal 22. Depletion growth was approximately two percentage points ahead of shipment growth in fiscal 23, with some variation across brands. Overall inventory levels at distributors at the end of fiscal 23 were in line with historical levels.
- DBC USA net sales grew 1% reflecting strong growth in Guinness, partially offset by a decline in Smirnoff flavoured malt beverages.
- Organic operating margin declined by 101bps, primarily driven by cost inflation and an adverse category mix. Strategic price increases and productivity savings more than offset the absolute impact of cost inflation.
- Marketing investment grew 2% as we continue to invest and support growth across key categories.
- Doubling the number of brands running responsible drinking campaigns, we reached more than 150 million consumers. We also led efforts with Black, Latino, and Native American organisations to address the harmful use of alcohol in the United States through our Multicultural Consortium for Responsible Drinking.
- Our operations reduced Scope 1 and 2 carbon emissions by 17% through continued energy efficiency and renewable energy initiatives. Key factors in this included a full year of operation for our carbon neutral distillery at Lebanon, powered by 100% renewable electricity, and running our Valleyfield site on renewable natural gas.
- Due to higher volume of distilled products going to maturation, overall water efficiency decreased by 0.8%. We implemented water-saving initiatives across our sites that enabled us to reduce total water usage compared to last year.

Market highlights - US Spirits:

- Tequila net sales grew 15%, and drove significant share gains in both the spirits industry and tequila category. Casamigos net sales grew 14% driven by strong price/mix and volume growth, and the launch of Casamigos Cristalino. Don Julio net sales grew 13%, primarily driven by aged variants and the launch of ultra-premium Don Julio Rosado Reposado. Both Casamigos and Don Julio shipments grew ahead of depletions as supply availability enabled distributors to increase inventory to more optimal levels.
- Crown Royal whisky net sales declined 10%, lapping inventory replenishment in fiscal 22 when the brand recovered from supply constraints. Crown Royal gained double-digit share of the Canadian whisky category, and depletions grew ahead of shipments in fiscal 23.
- Vodka net sales declined 7%, primarily due to Cîroc, partially offset by growth in Smirnoff. Smirnoff growth of 4% was driven by core and flavoured variants. Ketel One net sales were flat, reflecting growth in the core variant offset by a decline in Ketel One Botanicals. Cîroc net sales declined 32% as consumers shifted into other spirits categories.
- Johnnie Walker net sales declined 13%. Johnnie Walker gained share of the scotch category driven by Johnnie Walker Black Label and Johnnie Walker Blue Label, and depletions grew ahead of shipments.
- Rum net sales declined 1%, primarily due to Captain Morgan, which declined 2%. Zacapa grew 13% driven by super-premium and luxury variants.
- Bulleit whiskey net sales declined 6%, lapping inventory replenishment in fiscal 22 when the brand recovered from supply constraints. Bulleit whiskey gained both spirits industry and US whiskey category share, and depletions grew double-digit.
- Buchanan's net sales grew 10%, primarily driven by the launch of Buchanan's Pineapple, an innovation that gained spirits industry share. Buchanan's scotch declined 4%, but gained both spirits industry and scotch category share, and depletions grew ahead of shipments.
- Single Malts net sales grew 25%, primarily driven by ultra-premium Lagavulin 16YO and luxury innovation Lagavulin 11YO Charred Oak Cask.
- Spirit-based ready to drink (RTD) net sales declined 44% primarily due to lapping the launch of Crown Royal RTD in fiscal 22 and Loyal 9 underperformance in certain US states.

Europe

Europe is a diverse region with a trend-leading on-trade channel and tourism hotspots, all of which offer a strong platform for the development of our premium brands. We hold a leadership positions across major categories and markets, and have been able to achieve strong share gains in the last fiscal to deliver another year of double-digit organic net sales growth.

Key financials

	2022 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Other[1] £ million	Hyperinflation[2] £ million	2023 £ million	Reported movement %
Net sales	3,212	(85)	(9)	347	–	104	3,569	11
Marketing	577	3	2	42	–	11	635	10
Operating profit before exceptional items	1,017	5	(31)	103	(11)	22	1,105	9
Exceptional operating items[3]	(146)						(8)	
Operating profit	871						1,097	26

Markets



The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.

Brands



Reported net sales by market (%)


Great Britain
Northern Europe
Southern Europe
Ireland
Eastern Europe
Turkey
Other (principally Travel Retail)

Reported net sales by category (%)


Spirits
Beer
Ready to drink
Other

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe[4]	–	–	11	11
Great Britain[4]	(8)	(8)	7	6
Southern Europe[4]	4	5	12	13
Northern Europe[4]	8	6	11	12
Ireland[4]	3	3	16	18
Eastern Europe[4]	(15)	(15)	(3)	–
Turkey[4]	9	9	38	10
Spirits[4]	–	–	10	10
Beer	5	5	18	20
Ready to drink[4]	(2)	(2)	10	12

Global giants and local stars[5]	Organic volume movement[6] %	Organic net sales movement %	Reported net sales movement %
Guinness	6	20	21
Johnnie Walker	18	29	25
Baileys	(3)	(1)	1
Smirnoff	(1)	14	16
Captain Morgan	–	9	10
Tanqueray	–	6	7
J&B	(7)	(1)	2
Yenì Raki	–	7	(10)

(1) Fair value remeasurements. For further details see page 55.
(2) See pages 181 and 232-239 for details of hyperinflation adjustment.
(3) Exceptional items are in respect of Diageo's decision, announced on 28 June 2022, to wind down its operations in Russia. For further details on exceptional operating items see pages 179-181.
(4) Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 232-236.
(5) Spirits brands excluding ready to drink and non-alcoholic variants.
(6) Organic equals reported volume movement, except for Tanqueray and J&B, which had reported volume movement of 1% and (6)% respectively.

Regional performance:

- Reported net sales grew 11%, driven by organic growth and the hyperinflation adjustment[1] related to Turkey, partially offset by an unfavourable impact from foreign exchange.
- Organic net sales grew 11%, driven by double-digit growth across most markets. Growth was mainly driven by price/mix, while holding volume.
- Price/mix was primarily driven by strong price increases across all markets, and supported by positive mix in beer and scotch.
- Spirits net sales grew 10%, driven by growth in scotch, vodka, tequila. Johnnie Walker grew 29% driven by Northern Europe, Southern Europe and Travel Retail.
- Beer net sales grew 18%, driven by price increases and volume growth. Guinness net sales grew 20% and gained share in the on-trade in Great Britain and Ireland.
- Organic operating margin declined by 13bps, primarily driven by cost inflation, partially offset by price increases, improved category mix and productivity savings.
- Marketing investment grew 7%, with focused investment in Tanqueray, Johnnie Walker, Baileys and Guinness.
- The SMASHED programme educated 112,910 young people on the dangers of underage drinking.
- We built strong momentum in year two of our water replenishment projects in Turkey, generating the annual capacity to replenish 137,349m^3 water.
- Scope 1 and 2 carbon emissions increased by 35%, primarily driven by increased scotch distillation. To mitigate some of this growth we switched some key distilleries (Auchroisk, Talisker and Cardhu) to biofuels. Our GHG emissions for beer stayed flat, even though production volumes were higher than planned.
- Water efficiency decreased by 2.4% due to the volume of distilled product increasing faster than packaged product, because of its maturation period. For beer, optimising pasteurisation in Runcorn and water recovery in St James's Gate led to a 9% improvement in water efficiency.
- In year two of our three-year Guinness regenerative agriculture pilot, launched in February 2022, we recruited 44 farms across Ireland and gathered baseline data to let us accurately track the project's impact.

(1) See pages 181 and 232-239 for details of hyperinflation adjustment.

Market highlights:

- Great Britain net sales grew 7%, mostly driven by strong performance in Guinness with strong market share gains. Spirits net sales growth was driven by tequila, vodka and RTDs, partially offset by gin.
- Northern Europe net sales grew 11%. Growth was primarily driven by scotch with strong double-digit growth in Johnnie Walker, and strong growth in vodka and tequila. Spirits gained market share.
- Southern Europe net sales grew 12%, led by strong performance in scotch, in addition to tequila and gin. Growth reflected continued recovery in the on-trade and increased tourism, alongside market share gains in spirits.
- Ireland net sales grew 16%, primarily driven by growth in Guinness reflecting share gains in a recovering on- trade.
- Eastern Europe net sales declined 3%, due to the suspension of exports to and sales in Russia as announced in March 2022 and the winding down of its operations announced in June 2022. In the rest of the market, spirits grew double-digit and gained market share primarily driven by Johnnie Walker.
- Turkey net sales grew 38%, with volume growth of 9%. Growth was driven by price increases in response to inflation and higher excise duties. Growth was broad-based, led by scotch, vodka and raki.

Asia Pacific

In Asia Pacific, our focus is to grow in both developed and emerging markets across our entire portfolio. We manage our portfolio to meet the increasing demands of the growing middle class, and aim to inspire our consumers to drink better, not more.

Key financials

	2022 £ million	Exchange £ million	Acquisitions and disposals £ million	**Organic movement £ million**	**2023 £ million**	**Reported movement %**
Net sales	2,884	65	(102)	**353**	**3,200**	**11**
Marketing	490	10	–	**46**	**546**	**11**
Operating profit before exceptional items	711	15	(21)	**200**	**905**	**27**
Exceptional operating items[(1)]	(241)				**(473)**	
Operating profit	470				**432**	**(8)**

Markets



The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.

Reported net sales by market (%)



- India
- Greater China
- Australia
- South East Asia
- North Asia
- Other (principally Travel Retail Asia and Middle East)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific[(2)]	**5**	**(14)**	**13**	**11**
India[(2)]	**6**	**(18)**	**17**	**7**
Greater China	**(2)**	**(2)**	**(4)**	**(1)**
Australia	**(10)**	**(10)**	**2**	**5**
South East Asia[(2)]	**20**	**20**	**33**	**36**
North Asia	**6**	**6**	**15**	**14**
Travel Retail Asia and Middle East	**38**	**38**	**67**	**65**
Spirits[(2)(3)]	**6**	**(15)**	**14**	**11**
Beer	**5**	**5**	**10**	**12**
Ready to drink	**(8)**	**(8)**	**1**	**4**

Brands



Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

Global giants and local stars[(3)]	Organic volume movement[(4)] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	**13**	**29**	**30**
Shui Jing Fang[(5)]	**(15)**	**(14)**	**(12)**
McDowell's	**(1)**	**4**	**7**
Guinness	**4**	**10**	**13**
The Singleton	**26**	**26**	**31**
Smirnoff	**8**	**15**	**19**
Windsor	**29**	**41**	**42**
Black & White	**28**	**36**	**39**

(1) For further details on exceptional operating items see pages 179-181.
(2) Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 232-236.
(3) Spirits brands excluding ready to drink and non-alcoholic variants.
(4) Organic equals reported volume movement.
(5) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Regional performance:

- Reported net sales grew 11%, primarily reflecting strong organic growth and a favourable impact from foreign exchange.
- Organic net sales grew 13%. All markets grew, except Greater China, with strong double-digit growth in India, South East Asia, Travel Retail Asia and Middle East and North Asia.
- Price/mix of 7% was led by strong price increases across all markets. Positive mix was driven by strength in premium-plus scotch in most markets. Volume grew 8% in premium-plus price tiers.
- Spirits net sales grew 14%, primarily driven by double-digit growth in scotch, the region's largest category. IMFL whisky[1] also contributed to growth, partially offset by a decline in Chinese white spirits.
- Organic operating margin expanded by 363bps as the benefits from the continued recovery of Travel Retail, price increases and operational efficiencies more than offset the impact of cost inflation.
- Marketing investment grew 9%, with focused investment in scotch in South East Asia, India, and Greater China.
- Advocating for responsible consumption of alcohol through DRINKiQ and brand campaigns, we reached more than 134 million consumers with messages that promote moderation.
- The SMASHED programme educated 340,216 young people on the dangers of underage drinking.
- We trained more than 8,236 people on business and hospitality skills through our Learning for Life programme and delivered 38,467 training sessions through Diageo Bar Academy.
- Our water efficiency improved by 16.2% this year, mainly by focussing on continuous improvement across the region. We piloted waterless cooling towers successfully in India and plan to introduce them more widely.
- Our Scope 1 and 2 carbon emissions decreased by 9%, mainly because of a green energy tariff in Australia and focussed energy improvement across the region.

(1) Indian-Made Foreign Liquor (IMFL) whisky.

Market highlights:

- India net sales grew 17%, driven by strong consumer demand and continued premiumisation. IMFL whisky and scotch delivered double-digit growth. Scotch growth was driven by Black Dog, Johnnie Walker Black Label and Black & White.
- Greater China net sales declined 4%. Strong performance in scotch was more than offset by a decline in Chinese white spirits which continued to be impacted by Covid-19 restrictions, especially in the on-trade. Scotch grew 13%, driven primarily by Taiwan, with strong performance in the super-premium-plus segment led by Johnnie Walker and The Singleton.
- Australia net sales grew 2%, primarily driven by price increases. Growth was led by rum, tequila and beer.
- South East Asia net sales grew 33%, benefitting from a strong recovery following the easing of Covid-19 restrictions and strong growth in the super-premium-plus segment. Scotch grew 31%, mostly driven by Johnnie Walker premium variants, and single malts, primarily The Singleton and Mortlach.
- North Asia (Korea and Japan) net sales grew 15%, benefitting from the recovery of the on-trade. Growth was primarily driven by double-digit growth in Windsor and Johnnie Walker premium-plus variants led by Johnnie Walker Blue Label and Johnnie Walker Black Label.
- Travel Retail Asia and Middle East net sales grew 67% primarily driven by Johnnie Walker premium-plus variants, led by Johnnie Walker Blue Label and Johnnie Walker Black Label.

Latin America and Caribbean

In Latin America and Caribbean (LAC), we are aiming to increase our market share through focussed consumer-centric delivery across core categories including scotch, gin, tequila and vodka. We do this through targeted marketing investment in consumer focussed occasions where traditionally non-spirit TBA products have had a strong presence.

Key financials

	2022 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Other[1] £ million	2023 £ million	Reported movement %
Net sales	1,525	129	3	142	–	1,799	18
Marketing	243	18	1	34	–	296	22
Operating profit	538	52	–	62	9	661	23

Markets



The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.

Reported net sales by market (%)


Brazil
Mexico
CCA
South LAC
Andean
Other (principally Travel Retail)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean[2]	(3)	(3)	9	18
Brazil[3]	(1)	3	8	29
Mexico[2]	(4)	(3)	9	30
CCA	1	1	14	21
South LAC[3]	(3)	(11)	21	–
Andean[2]	(24)	(24)	(7)	(13)
Spirits[2]	(3)	(3)	11	19
Beer	9	9	16	25
Ready to drink	(13)	(13)	(7)	–

Brands



Reported net sales by category (%)


Spirits
Beer
Ready to drink
Other

Global giants and local stars[4]	Organic volume movement[5] %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	4	16	23
Buchanan's	(5)	6	11
Don Julio	6	22	40
Old Parr	10	20	26
Smirnoff	3	18	24
Black & White	(7)	13	26
Tanqueray	–	–	5
Baileys	(18)	(5)	1

(1) Fair value remeasurements. For further details see page 55.
(2) Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 232-236.
(3) From 1 July 2022 Uruguay and Paraguay domestic channels moved on a management basis from PUB (Paraguay, Uruguay and Brazil) to PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) and the new cluster has been called South LAC. This reflects how management reviews performance.
(4) Spirits brands excluding ready to drink and non-alcoholic variants.
(5) Organic equals reported volume movement.

Regional performance:

- Reported net sales grew 18%, reflecting organic growth and a favourable impact from foreign exchange, mainly due to a strengthening of the Mexican peso and Brazilian real.
- Organic net sales grew 9%, with most markets delivering growth, despite lapping strong double-digit growth in fiscal 22. Growth was broad-based across price tiers, except for value, which declined as a result of our premiumisation strategy. Strong price/mix was partially offset by a 3% decline in volume, primarily in the value price tier. Double-digit sales growth in the first half of fiscal 23 was followed by inventory normalisation in the second half.
- Price/mix was driven by strong price increases across all markets, and positive mix supported by the strength in premium-plus scotch in most markets.
- Spirits net sales grew 11%, primarily led by double-digit growth in scotch, particularly Johnnie Walker Black Label, Johnnie Walker Red Label and Old Parr. Growth was also driven by strong double-digit growth in Don Julio and Smirnoff.
- Organic operating margin expanded by 72bps. The positive impact of price increases, premiumisation, leverage on operating costs and one-off tax benefits more than offset the increases in marketing investment and cost inflation.
- Marketing investment grew 14%, ahead of organic net sales growth, with increased investment in most markets.
- We reached more than 176 million people with campaigns promoting moderation. They included 'Derribando Mitos', a campaign created in fiscal 21 for Peru and expanded this year to the Caribbean and Central America market. It aims to challenge myths about alcohol consumption. In fiscal 23, 'Derribando Mitos' reached more than 51 million people.
- The SMASHED programme educated 984,213 young people on the dangers of underage drinking.
- We reduced our Scope 1 and 2 carbon emissions by 32%. Tequila was the biggest contributor, through new or upgraded biomass boilers in Mexico, and our changing production mix has also played a part.
- We generated the annual capacity to replenish more than 280,977 m^3 through water sanitation and hygiene, tree planting and water catchment rehabilitation projects for communities in Brazil and Mexico.

Market highlights:

- Brazil net sales grew 8%, led by double-digit growth in Johnnie Walker and Old Parr. Growth was driven by price increases and higher marketing investment, leading to market share growth.
- Mexico net sales grew 9%, primarily driven by scotch and tequila. Scotch growth was led by Johnnie Walker Red Label and Johnnie Walker Black Label, driven by price increases. Tequila growth was driven by price increases, the lapping of aged liquid supply constraints in fiscal 22 and increased marketing investment.
- Central America and Caribbean (CCA) net sales grew 14%, mainly driven by scotch and tequila. Growth was driven by price increases, premiumisation and continuing momentum in the on-trade. Scotch growth was mostly driven by Johnnie Walker Black Label and Buchanan's, supported by increased marketing investment. Tequila growth was driven by Don Julio 1942.
- South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales grew 21%, primarily driven by scotch, vodka and gin. Growth was driven by price increases and premiumisation, partially offset by a decline in volume.
- Andean (Colombia and Venezuela) net sales declined 7%, due to an adverse macroeconomic environment in Colombia. Strong price increases and premiumisation were more than offset by a decline in volume.

Africa

In Africa, our strategy is to grow our beers fast and our spirits faster. Our operating model seeks to build resilience, agility and strength into our African businesses as they develop. We drive smart investments through local manufacturing, innovation and partnerships to unlock growth.

Key financials

	2022	Exchange	Acquisitions and disposals	Organic movement	2023	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,682	(40)	(26)	83	1,699	1
Marketing	199	(3)	(5)	4	195	(2)
Operating profit before exceptional items	315	(141)	9	37	220	(30)
Exceptional operating items(1)	–				(44)	
Operating profit	315				176	(44)

Markets



The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.

Brands


ORIJIN
CHROME
SMIRNOFF
GUINNESS

Reported net sales by market (%)



- East Africa
- Africa Regional Markets
- Nigeria
- South Africa
- Other (principally Travel Retail)

Reported net sales by category (%)



- Spirits
- Beer
- Ready to drink
- Other

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa(2)	(7)	(8)	5	1
East Africa	(7)	(7)	(2)	–
Nigeria	(4)	(4)	11	12
Africa Regional Markets(2)	(1)	(9)	22	(5)
South Africa	(18)	(18)	1	(3)
Spirits(2)	(2)	(2)	8	7
Beer(2)	(13)	(14)	3	(3)
Ready to drink(2)	–	(4)	11	5

Global giants and local stars(3)	Organic volume movement(4) %	Organic net sales movement %	Reported net sales movement %
Guinness	(8)	7	1
Johnnie Walker	5	11	8
Smirnoff	(23)	(6)	(9)
Other beer:			
Malta Guinness	(7)	22	2
Senator	(17)	(4)	(4)
Tusker	(8)	(5)	(4)
Serengeti	(7)	(1)	8

(1) For further details on exceptional operating items see pages 179-181.
(2) Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 232-236.
(3) Spirits brands excluding ready to drink and non-alcoholic variants.
(4) Organic equals reported volume movement, except for Guinness and Malta Guinness, which had reported volume movement of (9)% and (9)% respectively.

Regional performance:

- Reported net sales grew 1%, primarily driven by organic growth and disposals, mostly offset by an unfavourable impact from foreign exchange.
- Organic net sales grew 5%, with growth across all markets, except East Africa. Growth was driven by price increases, partially offset by a decline in volume.
- Price/mix of 12% was driven by price increases across all markets and positive mix. Volume declines were primarily in the value and standard price tiers.
- Spirits net sales grew 8%, driven by growth in international spirits particularly Johnnie Walker Black Label, and Orijin.
- Beer net sales grew 3%, with strong growth in Africa Regional Markets and Nigeria, partially offset by a decline in East Africa. Growth was primarily driven by Malta Guinness and Guinness, which grew 22% and 7% respectively.
- Organic operating margin expanded by 126bps, primarily driven by price increases, productivity savings, positive category mix and lapping prior year one-off costs. These impacts were partially offset by cost inflation.
- Marketing investment grew 2%, focused on supporting spirits premiumisation and Guinness.
- The SMASHED programme educated 548,478 young people on the dangers of underage drinking.
- We reduced our Scope 1 and 2 carbon emissions by 33%, thanks largely to commissioning and optimising three biomass facilities in Kenya and Uganda.
- Our water efficiency decreased by 2.6% because of lower production volumes. We partly mitigated this by commissioning our water recovery plants in Nigeria and further optimising our water recovery plants in Kenya and Uganda.
- We trained more than 9,517 people (51% women) in business and hospitality skills through our Learning for Life programme in seven countries, including for the first time, Mozambique.
- Our community water, sanitation and hygiene (WASH) programmes provided clean water, sanitation and hygiene for water-stressed communities near our sites in all our water-stressed markets.

Market highlights:

- East Africa net sales declined 2%. Growth in spirits was more than offset by a volume decline in beer following price and duty increases. Spirits growth was primarily driven by scotch, particularly Johnnie Walker.
- Africa Regional Markets net sales grew 22% led by growth in beer, primarily driven by Malta Guinness supported by price increases. Spirits growth was primarily driven by Johnnie Walker Black Label.
- Nigeria net sales grew 11%. Growth was led by Guinness and Orijin.
- South Africa net sales grew 1%, primarily driven by growth in tequila and rum, which offset declines in vodka and gin. Super-premium-plus brands grew strongly at 38%.

Category and brand review

Key categories

	Organic volume movement[1] %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits[2]	**–**	**6**	**12**	**79**
Scotch	2	12	16	25
Tequila	10	19	32	12
Vodka[3][4]	(3)	1	7	9
Canadian whisky[5]	(10)	(9)	–	6
Rum[4]	(7)	2	9	5
Liqueurs	(4)	(1)	3	5
Gin[4]	–	5	8	5
IMFL whisky[5]	8	15	–	4
Chinese white spirits[5]	(15)	(14)	(12)	3
US whiskey[5]	(8)	(4)	7	2
Beer	**(7)**	**9**	**9**	**15**
Ready to drink	**(6)**	**–**	**3**	**4**

(1) Organic equals reported volume movement except for spirits (7)%, tequila 11%, vodka (4)%, gin (1)%, IMFL whisky (20)%, US whiskey (7)%, beer (8)% and ready to drink (7)%.
(2) Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Vodka includes Ketel One Botanical.
(4) Vodka, rum and gin include IMFL variants.
(5) See pages 42-43 for details of Canadian whisky, US whiskey and pages 46-47 for details of IMFL whisky and Chinese white spirits.

Reported volume by category



Reported net sales by category



Reported marketing spend by category


Scotch
Vodka
US whiskey
Canadian whisky
Rum
IMFL whisky
Liqueurs
Gin
Tequila
Beer
Ready to drink
Other

- Spirits net sales grew 6%, with flat volume. Growth was across most categories, including double-digit performance in scotch, tequila and IMFL whisky.
- Scotch net sales grew 12%, with 2% volume growth. Growth was led by Johnnie Walker, with strong growth of 15%, and scotch malts also grew strongly at 16%.
  - Johnnie Walker Black Label grew 16%, with particularly strong growth in Asia Pacific, where it grew 30%.
  - Johnnie Walker Blue Label grew 3%, supported by the return of Travel Retail.
  - Johnnie Walker Red Label grew 16%, with double-digit growth in all regions except Africa.
  - Scotch malts grew 16%, primarily driven by strong double-digit growth in Asia Pacific and North America.
- Tequila net sales grew 19%, reflecting strong performance of Don Julio and Casamigos which grew 20% and 16% respectively, driven by North America.
- Vodka net sales grew 1% with a volume decline of 3%. Declines in North America and Africa were offset by double-digit growth across all other regions.
- Rum net sales grew 2% driven by Captain Morgan growth across all regions except North America. Rum volume declined 7%.
- Liqueurs net sales declined 1%, driven by Godiva.
- Beer net sales grew 9%, with growth in all regions driven by strong performance from Guinness in Great Britain, Ireland, North America and Africa.
- Ready to drink net sales were flat, with growth in Europe and Africa offset by a decline in North America.

Global giants, local stars and reserve[1]:

	Organic volume movement[2] %	Organic net sales movement %	Reported net sales movement %
Global giants			
Johnnie Walker	9	15	19
Guinness	1	16	17
Smirnoff	(2)	8	14
Baileys	(5)	–	5
Captain Morgan	(2)	5	11
Tanqueray	(4)	1	6
Local stars			
Crown Royal	(12)	(10)	–
Buchanan's	(3)	7	15
McDowell's	(1)	4	6
Shui Jing Fang[3]	(15)	(14)	(12)
Old Parr	9	18	24
Black & White	2	20	28
J&B	(9)	(3)	–
Yenì Raki	–	8	(10)
Windsor	29	41	42
Bundaberg	–	18	21
Ypióca	(9)	7	21
Reserve			
Don Julio	11	20	32
Casamigos[4]	7	15	27
Scotch malts	3	16	19
Ketel One[5]	(3)	1	11
Bulleit whiskey[6]	(9)	(6)	4
Cîroc vodka	(23)	(23)	(17)

(1) Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2) Organic equals reported volume movement except for Guinness 0% and McDowell's (2)%.
(3) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(4) Casamigos trademark includes both tequila and mezcal.
(5) Ketel One includes Ketel One vodka and Ketel One Botanical.
(6) Bulleit whiskey excludes Bulleit Crafted Cocktails.

Global giants
39% of Diageo's reported net sales and grew 10%.

Local stars
18% of Diageo's reported net sales and declined 2%.

Reserve
29% of Diageo's reported net sales and grew 7%.

Summary income statement

	30 June 2022 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement[1] £ million	Fair value remeasurement (d) £ million	Hyperinflation[1] £ million	30 June 2023 £ million
Sales	22,448	588	(683)	1,091	–	71	23,515
Excise duties	(6,996)	114	569	(122)	–	33	(6,402)
Net sales	15,452	702	(114)	969	–	104	17,113
Cost of sales	(5,973)	(363)	84	(522)	5	(63)	(6,832)
Gross profit	9,479	339	(30)	447	5	41	10,281
Marketing	(2,721)	(151)	(15)	(152)	(1)	(11)	(3,051)
Other operating items	(1,961)	(66)	(16)	26	49	(8)	(1,976)
Operating profit before exceptional items	4,797	122	(61)	321	53	22	5,254
Exceptional operating items (c)	(388)						(622)
Operating profit	4,409						4,632
Non-operating items (c)	(17)						328
Net finance charges	(422)						(594)
Share of after tax results of associates and joint ventures	417						370
Profit before taxation	4,387						4,736
Taxation (e)	(1,049)						(970)
Profit for the year	3,338						3,766

(1) For the definition of organic movement and hyperinflation see pages 232-233.

(a) Exchange

The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the US dollar and Mexican peso against the sterling, partially offset by the weakening of the Nigerian naira, Ghanaian cedi and the Turkish lira.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2023 is set out in the table below.

	Gains/ (losses) £ million
Translation impact	246
Transaction impact	(124)
Operating profit before exceptional items	122
Net finance charges – translation impact	(32)
Net finance charges – transaction impact	6
Net finance charges	(26)
Associates – translation impact	8
Profit before exceptional items and taxation	104

	Year ended 30 June 2023	Year ended 30 June 2022
Exchange rates		
Translation £1 =	$1.20	$1.33
Transaction £1 =	$1.30	$1.29
Translation £1 =	€1.15	€1.18
Transaction £1 =	€1.16	€1.15

(b) Acquisitions and disposals

The acquisitions and disposals movement in the year ended 30 June 2023 was primarily attributable to the disposal of the United Spirits Limited (USL) Popular brands and Guinness Cameroun S.A.

See pages 186-189 for further details.

(c) Exceptional items

In the year ended 30 June 2023, exceptional operating items were a loss of £622 million (2022 – a loss of £388 million), mainly due to charges related to brand impairment (£498 million) and the supply chain agility programme (£100 million).

In the year ended 30 June 2023, exceptional non-operating items were a gain of £328 million (2022 – a loss of £17 million), mainly driven by the gain in relation to the sale of Guinness Cameroun S.A. (£310 million).

See pages 179-181 for further details and the definition of exceptional items.

(d) Fair value remeasurement

The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £113 million gain for the year ended 30 June 2023 and £65 million gain for the year ended 30 June 2022.

(e) Taxation

The reported tax rate for the year ended 30 June 2023 was 20.5% compared with 23.9% for the year ended 30 June 2022.

Included in the tax charge of £970 million in the year ended 30 June 2023 is a net exceptional tax credit of £186 million, including an exceptional tax credit of £124 million in respect of brand impairments, mainly the McDowell's brand, a tax credit of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities, a tax credit of £23 million in respect of the supply chain agility programme, partly offset by a tax charge of £42 million in respect of the sale of Guinness Cameroun S.A.

The reported tax charge for the year ended 30 June 2022 included an exceptional tax credit of £31 million, comprising exceptional tax credits of £35 million and £20 million on the impairment of the McDowell's and Bell's brands respectively, partly offset by an exceptional tax charge of £23 million in respect of the gain on the sale of the Picon brand and a further tax charge of £3 million in respect of winding down operations in Russia.

The tax rate before exceptional items for the year ended 30 June 2023 was 23.0% compared with 22.5% for the year ended 30 June 2022.

We expect the tax rate before exceptional items for the year ending 30 June 2024 to be in the region of 24%.

(f) Dividend

The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover, as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2023, dividend cover is 2.0 times. The recommended final dividend for the year ended 30 June 2023, to be put to the shareholders for approval at the Annual General Meeting is 49.17 pence, an increase of 5% on the prior year final dividend. This would bring the full year dividend to 80.00 pence per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2024, to ensure Diageo's capital is allocated in the best way to maximise value for the business and its stakeholders.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 25 August 2023. The ex-dividend date both for holders of ordinary shares and for US ADR holders is 24 August 2023. The final dividend, once approved by shareholders, will be paid to shareholders on 12 October 2023 and payment to US ADR holders will be made on 17 October 2023. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 22 September 2023.

(g) Return of capital

Diageo completed a total of £1.4 billion return of capital for the year ended 30 June 2023, which included £0.9 billion related to the successful completion of Diageo's previous share buyback programme in which £4.5 billion of capital was returned to shareholders, and returned an additional £0.5 billion of capital to shareholders which was announced as a new share buyback programme on 16 February 2023 and completed on 2 June 2023.

In the year ended 30 June 2023, the company purchased 37.8 million ordinary shares (2022 - 61.2 million) at a cost of £1,381 million (including transaction costs of £13 million) (2022 - £2,284 million including transaction costs of £16 million). All shares purchased under the share buyback programme were cancelled.

Movement in net borrowings and equity

Movements in net borrowings

	2023 £ million	2022 £ million
Net borrowings at the beginning of the year	**(14,137)**	(12,109)
Free cash flow (1)	**1,800**	2,783
Acquisitions (2)	**(342)**	(206)
Investment in associates (2)	**(93)**	(65)
Sale of businesses and brands (3)	**462**	82
Share buyback programme (4)	**(1,381)**	(2,284)
Net sale of own shares for share schemes (5)	**29**	18
Purchase of treasury shares in respect of subsidiaries	**–**	(15)
Dividends paid to non-controlling interests	**(97)**	(81)
Net movements in bonds (6)	**889**	742
Purchase of shares of non-controlling interests (7)	**(146)**	–
Net movements in other borrowings (8)	**59**	79
Equity dividend paid	**(1,761)**	(1,718)
Net decrease in cash and cash equivalents	**(581)**	(665)
Net increase in bonds and other borrowings	**(950)**	(825)
Exchange differences (9)	**159**	(334)
Other non-cash items (10)	**(32)**	(204)
Net borrowings at the end of the year	**(15,541)**	(14,137)

(1) See page 39 for the analysis of free cash flow.

(2) In the year ended 30 June 2023, acquisitions included upfront payments of €246 million (£218 million) for Kanlaon Limited and Chat Noir Co. Inc. (the owner of Don Papa Rum) and $102 million (£89 million) for Balcones Distilling.

In the year ended 30 June 2022, acquisitions included the final earn-out payment in respect of the Casamigos acquisition amounting to $113 million (£83 million) and upfront payment of £62 million for 21Seeds.

In the years ended 30 June 2023 and 2022, investment in associates included additional investments in a number of Distill Ventures associates.

(3) In the year ended 30 June 2023, sale of businesses and brands included the disposal of Guinness Cameroun S.A. beer business for a net cash consideration, net of disposal costs, of £354 million and the disposal of the Popular brands of Diageo's USL business, for a cash consideration, net of disposal costs, of £83 million.

In the year ended 30 June 2022, sale of businesses and brands included the cash received on the disposal of Picon brand, net of transaction costs.

(4) See more details of Diageo's return of capital programmes above on this page.

(5) Net sale of own shares comprised receipts from employees on the exercise of share options of £51 million (2022 – £32 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of £22 million (2022 – £14 million).

(6) In the year ended 30 June 2023, the group issued bonds of $2,000 million (£1,788 million – net of discount and fee) and €500 million (£441 million – net of discount and fee), and repaid bonds of $1,650 million (£1,340 million). In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee), and repaid bonds of €900 million (£769 million) and $1,000 million (£752 million).

(7) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(8) In the year ended 30 June 2023, the net movements in other borrowings principally arose from the increase in commercial paper, collateral and bank loan balances offset by cash outflows of foreign currency swaps and forwards and repayment of lease liabilities. In the year ended 30 June 2022, the net movements in other borrowings principally arose from cash movements of foreign currency swaps and forwards partially offset by the repayment of lease liabilities.

(9) In the year ended 30 June 2023, exchange gains arising on net borrowings of £159 million were primarily driven by favourable exchange movements on US dollar and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards. In the year ended 30 June 2022, exchange losses arising on net borrowings of £334 million were primarily driven by adverse exchange movements on US dollar denominated borrowings, partially offset by favourable movement on euro denominated borrowings, cash and cash equivalents, foreign currency swaps and forwards.

(10) In the year ended 30 June 2023, other non-cash items were principally in respect of additional leases entered into during the year partially offset by fair value movements of interest rate hedging instruments. In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the year.

Movements in equity

	2023 £ million	2022 £ million
Equity at the beginning of the year	**9,514**	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey (1)	**–**	251
Adjusted equity at the beginning of the year	**9,514**	8,682
Profit for the year	**3,766**	3,338
Exchange adjustments (2)	**(686)**	799
Remeasurement of post employment benefit plans net of taxation	**(469)**	497
Purchase of shares of non-controlling interests (3)	**(146)**	–
Hyperinflation adjustments net of taxation (1)	**143**	291
Associates' transactions with non-controlling interests	**(7)**	–
Dividend to non-controlling interests	**(97)**	(72)
Equity dividend paid	**(1,762)**	(1,718)
Share buyback programme (4)	**(1,273)**	(2,310)
Other reserve movements	**309**	7
Equity at the end of the year	**9,292**	9,514

(1) See pages 181 and 232-239 for details of hyperinflation adjustments.

(2) Exchange movements in the year ended 30 June 2023 primarily arose from exchange loss driven by the Turkish lira, the Indian rupee and the Chinese yuan, partially offset by gains in Mexican peso and US dollar. Exchange movements in the year ended 30 June 2022 primarily arose from exchange gains driven by the US dollar and the Indian rupee, partially offset by Turkish lira.

(3) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(4) See page 55 for details of Diageo's return of capital programmes.

Post employment benefit plans

The net surplus of the group's post employment benefit plans decreased by £564 million from £1,151 million at 30 June 2022 to £587 million at 30 June 2023. The decrease in net surplus was predominantly attributable to the unfavourable change in the market value of assets held by the post employment benefit plans in the UK which was partially offset by the favourable change in the discount rate assumptions in the UK due to the increase in returns from 'AA' rated corporate bonds used to calculate the discount rates on the liabilities of the post employment benefit plans (from 3.8% to 5.2%). The net operating profit charge before exceptional items increased by £36 million from £39 million for the year ended 30 June 2022 to £75 million for the year ended 30 June 2023.

During the year ended 30 June 2023, following a remeasurement of the Diageo Lifestyle Plan, Diageo made a £16 million one-off deficit contribution to satisfy minimum funding requirement.

Total cash contributions by the group to all post employment benefit plans in the year ending 30 June 2024 are estimated to be approximately £75 million ($95 million).

'Society 2030: Spirit of Progress' – putting positive societal impact at the heart of our business strategy

We are a successful global business, building and nurturing some of the world's most recognised brands. A fundamental part of our success is being responsible. That is about making sure we are inclusive and sustainable, and acknowledging that our impact and influence extend beyond our own operations. It is also about being accountable and transparent – which is why we report our non-financial performance in this section.

Responding to the issues that matter

'Society 2030: Spirit of Progress' is our global programme addressing the most material[1] issues facing our company, people, brands, suppliers and communities. Its ambitions are embedded in our business strategy, and it aims to make a positive impact on people and the planet everywhere we live, work, source and sell.

The programme builds on our earlier progress on environmental, social and governance (ESG) issues. At the heart of 'Society 2030: Spirit of Progress' are three priorities:

- Promote positive drinking – changing the way the world drinks, for the better.
- Champion inclusion and diversity – creating an inclusive and diverse culture for a better business.
- Pioneer grain-to-glass sustainability – preserving the natural resources we all depend on.

We have set 25 targets across a range of ESG issues that matter to our business, to the communities we work with, to society as a whole and to the planet. We've mapped these targets to the objectives and timeline of the UN's 2030 Sustainable Development Goals. While we have made significant progress against many of our targets, there is still much to do. In some cases, we set our targets with the expectation that we'd need innovation to reach them, and we still do. We also regularly review our material issues to make sure the 'Society 2030: Spirit of Progress' plan is still fit for purpose to address the issues most material to our business and our impact on people and the planet. While we made no changes to our plan or targets in fiscal 23, we will continue to assess them and expect to refine and possibly reframe our approach to material issues in fiscal 24.

This section of the Annual Report sets out our progress against our targets in fiscal 23, and our future plans. It contains reporting on other aspects of our non-financial performance, as part of our continuing drive to be transparent and accountable. This includes reporting on how we are addressing climate change risk against the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). It also includes information about our approach to human rights, business integrity, our people and health and safety, all of which are fundamental to our long-term success as a responsible business.

A better world, a better business

By working towards our goals, we are doing the right thing by contributing to a better society and a healthier planet. We believe we are also making ourselves a better, more competitive business, and one that is more resilient for the long term.

(1) Our latest materiality assessment is included in our ESG Reporting Index.

More specifically, 'Society 2030: Spirit of Progress' helps us to:

- Manage our risks from climate change, and spot opportunities to innovate.
- Attract the best, most diverse talent.
- Make our supply chains more resilient.
- Enhance our reputation with our investors, consumers and other stakeholders.
- Strengthen our brands.

Governance

Both the Board and the Executive Committee oversee our 'Society 2030: Spirit of Progress' plan. The Board conducts regular reviews of our most material issues, our strategy to address those issues and our targets used to measure our strategy in action. Our Chief Executive, Debra Crew, is ultimately accountable for overall performance against ESG targets, while responsibility for the component parts of 'Society 2030: Spirit of Progress' is shared between members of our Executive Committee. At the local and market level, our regional presidents and general managers have frontline responsibility, supported by our Global Spirit of Progress Director and team. The markets are also supported by Executive Committee members representing global functions.

Linking performance to remuneration

Five of our targets are key performance indicators for our business as a whole, which is why they are also linked to our senior leaders' long-term incentive plans. The goals in our long-term incentive plans include:

- Number of people who confirm changed attitudes to the dangers of underage drinking after participating in a Diageo-supported education programme.
- Inclusion and diversity (one measure of the percentage of female leaders globally and another measure of the percentage of ethnically diverse leaders globally).
- Improvement in water efficiency.
- Reduction in greenhouse gas emissions in our direct operations (Scope 1 & 2).

This represents all three strategic priorities of our 'Society 2030: Spirit of Progress' ambition, and reflects our vision to make a positive impact on the environment and society.

Reporting transparently

We define our targets carefully, along with clear non-financial reporting boundaries and methodologies for each. For more details, see pages 242-262. The reporting of non-financial information is evolving quickly. We are committed to continuously evaluating and improving our approach as well as responding to changes in regulation.

Promote positive drinking

As a responsible business, we want to change the way people drink – for the better. This is why we promote moderate drinking and invest in education programmes to discourage the harmful use of alcohol.

Around the world, we reach audiences with messages that aim to change attitudes, whether it's highlighting the harm of underage drinking or binge drinking, warning of the dangers of drink driving, or using our brands to highlight the importance of moderation.

We continue to look for ways to improve as we strive to engage more people through our work to promote positive drinking. This extends to how we measure and evaluate the impact of our work and its effect on changing peoples' attitudes.

How we promote positive drinking

Our main tools are:

- **DRINKiQ** – our interactive online platform that gives users facts about alcohol and the effects of drinking on the body and mind, and the impact that harmful alcohol consumption has on people and society.
- **SMASHED** – an award-winning programme that educates young people on the dangers of underage drinking.
- **'Wrong Side of the Road'** – our interactive learning experience that aims to discourage drink driving.
- **Brand-led campaigns** – harnessing our marketing resources to promote moderation through our brands.

We stringently control our own marketing and advertising, in line with our Diageo Marketing Code. We work with our industry and with advertising organisations to help create a safe environment in media and online.

Our work is coordinated by our Positive Drinking Council, which has representatives from across the business.

Increasing knowledge and awareness with DRINKiQ

Target by 2030

Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell

Number of markets that have launched DRINKiQ 21



Target 21
Target
Met
2020
2030

DRINKiQ is our online responsible drinking tool. It champions health literacy by providing facts about alcohol, complementing resources offered by governments, charities and other stakeholders. The aim is to invite consumers to change their attitudes to alcohol and empower them to achieve a balanced lifestyle.

We have launched DRINKiQ in all the markets where it's legally permissible. It is live in 21 markets, 56 countries and 23 languages, and we promote it through our product labels, social media channels and marketing to make sure as many people as possible use it. While we have reached our target by launching DRINKiQ in all the markets we operate in, we are determined to continue promoting it so that consumers have access to information that can increase their knowledge and awareness of the impact of harmful drinking.

In fiscal 23, markets around the world ran campaigns to connect people with DRINKiQ. In Hungary, we teamed up with Sziget, the Island of Freedom, the biggest summer festival in Central Eastern Europe, to deliver an innovative DRINKiQ campaign. Visitors got responsible drinking messages and links to DRINKiQ.com through reusable cups, fence banners, tote bags, Facebook and Instagram posts. Tens of thousands of people visited DRINKiQ during the summer and the campaign was shortlisted for the European Festival Awards. In South Korea, a DRINKiQ digital campaign over the festive period resulted in more than 20,000 people completing the DRINKiQ Quiz and 2.4 million page views in just one month.

Tackling underage drinking through SMASHED

Target by 2030

Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking

Number of people educated on the dangers of underage drinking through a Diageo-supported education programme in fiscal 23 1,985,817



1.8m
3.8m
Target 10m
2018
2022
2023
2030

We believe it is never acceptable for anyone underage to consume alcohol. This is why we have run campaigns and programmes to combat underage drinking for many years, including campaigns to ensure a consistent approach to legal purchase age for alcohol across categories. SMASHED is a programme that educates young people aged from 10 to 17 in 38 countries on the dangers of underage drinking either live or online format. It was developed by Collingwood Learning and we are proud to sponsor it.

SMASHED began in 2005 as a live theatre production and has since been adapted for online learning. To make the programme as successful as possible, the performance can be tailored to specific countries using local actors and cultural references.

In fiscal 23, our ambition was to educate more than 800,000 people through SMASHED, but we have surpassed this by educating 1,985,817 people, with 1,548,996$^{\Delta}$ people confirming changed attitudes on the dangers of underage drinking following participation in a Diageo-supported education programme. We have educated 3.79 million people since our baseline year of 2018.

(Δ) Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

To achieve this, we have:

- Extended SMASHED Live to 10 new countries and SMASHED Online to 12 new countries including Argentina, Chile, Paraguay, Panama and Costa Rica.
- Launched a shorter facilitated live version, allowing us to reach more people while maintaining the programme's effectiveness. This was a direct response to feedback from teachers.
- Developed three new versions of SMASHED Online in India.
- Launched a new version of SMASHED Online for Northern Ireland.

SMASHED has been recognised by industry and marketing peers, winning 12 awards from eight organisations in fiscal 23. The awards recognised the quality of the learning experience, the creativity of its immersive, story-led approach and excellence in other areas including innovation and digital technology.

Changing attitudes to drink driving

Target by 2030
Extend our UNITAR partnership and promote changes in attitudes to drink driving, reaching five million people

Number of people educated about the dangers of drink driving in fiscal 23 **706k**



510k
1,216k
Target 5,000k
2020
2022
2023
2030

We have long worked to alert people to the dangers of drink driving. Initially we partnered with police, local authorities and other agencies that support enforcement of drink drive laws. In 2021, we launched the 'Wrong Side of the Road' (WSOTR) digital learning resource with the United Nations Institute for Training and Research (UNITAR) to help people understand the impact of drink-driving on themselves and others.

WSOTR is available in digital and classroom formats, is live in 24 countries, and reached 706,000 people in fiscal 23. This year, we have found new ways to reach more people through partnerships in India, reaching 230,000 people by:

- Launching WSOTR with the national road safety agency – driving-test candidates can now experience WSOTR as they wait for their driving test.
- Making WSOTR available in a classroom format through driving schools.

We believe that promoting WSOTR in a setting such as a driving school, where people are already learning about road safety is a particularly effective setting for this resource.

Using the power of our brands

Target by 2030
Leverage Diageo marketing and innovation to make moderation the norm – reaching 1 billion people with dedicated responsible drinking messages

Number of people reached with responsible drinking messages from our brands in fiscal 23 **645m**



823m
Target 1,000m
1,468m
2020
2022
Target Met
2023

Our brands are among our most powerful tools in shaping consumer attitudes and promoting moderation. We are proud to have achieved our 2030 target early, having reached more than 1.4 billion people in total with messages of moderation from fiscal 21 to the end of fiscal 23. We have done this by delivering campaigns at scale in all the key regions where we operate.

Our fiscal 23 highlights include:

- In North America, reaching 88 million people with our Johnnie Walker 'Rewind the Night' moderation campaign.
- In Latin America and Caribbean, continuing to expand the 'Derribando Mitos' moderation campaign, now in its third year, to reach 51 million people across seven countries.
- In China, combining the power of the Baileys and Tanqueray No. TEN brands with a deep understanding of popular culture and a 'digital first' approach to promote moderation among young, urban adults, reaching 14.8 million people.

We remain committed to using our expertise in consumer insights and marketing to positively influence attitudes towards moderation across the world.

Marketing in a responsible way

Our Diageo Marketing Code (DMC) and Digital Code not only set minimum standards for responsible marketing, they also represent a cornerstone of our corporate culture and the way we do business. The DMC includes, among other principles, our commitment to making sure we depict and encourage only responsible and moderate drinking, and never target underage audiences. We are proud to have a proven track record of compliance, which is underpinned by mature business processes, and appropriate checks and balances in every market we operate in.

We published the latest version of the DMC in January 2023, with enhanced rules governing the marketing of our non-alcoholic brands and reinforcing our commitment to advertise them to adults only. Also, in September 2022 we launched a new e-learning module on digital compliance for our brand teams worldwide, with guidance on topics including:

- Transparency – making sure that influencers' social media posts promoting our brands tell consumers about the nature of the partnership with hashtags such as #Ad.
- Data privacy – further strengthening our approach to the use of consumer data in our digital marketing in line with GDPR (General Data Protection Regulation) principles.

We continue to play a leading role in shaping a vision for a safe, inclusive online ecosystem for our consumers and brands. This is why we have championed the updated version of the World Federation of Advertisers (WFA) Global Media Charter, released in March 2023, re-emphasising our focus on marketing responsibly and making a positive societal impact.

We are pleased to report that all our ads complied with a 2023 review by the WFA's Responsible Marketing Pact and the European Advertising Standards Alliance, aimed at making sure alcoholic beverage ads do not contain elements that appeal mainly to minors. We are also pleased that no complaints about Diageo marketing were upheld by key industry bodies this year (see next page).

Advertising complaints upheld by key industry bodies that report publicly

Across some of our markets, advertising regulators and industry bodies publicly report breaches of self-regulatory alcohol marketing codes. No breaches were upheld by any of these key bodies about Diageo's advertising this year.

	Incidents of non-compliance concerning marketing communications – FY23[1]		
Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld
United States	Distilled Spirits Council of the United States	0	0
Australia	ABAC Scheme	27	0
United Kingdom	Advertising Standards Authority	17	0
	Portman Group	9	0
Republic of Ireland	Advertising Standards Authority for Ireland	3	0

(1) From 1 July 2022 to 5 May 2023.


GUINNESS CLEAR
GUINNESS
MAKE IT A NIGHT YOU'LL REMEMBER

Example of a moderation campaign (Guinness).

Doing business the *right way*

We want to do business in the right way every day, everywhere. This is about making sure our people and suppliers demonstrating integrity, living our values, and behaving in an ethical way that underpins our Code of Business Conduct. We expect everyone who works for us and alongside us to uphold human rights and stand up for what is right.

Standing up for human rights

We want people who work for us or with us to feel they are treated fairly and with respect. This means working hard to make sure we don't infringe their human rights, and that we are not complicit with anyone else who does. We seek to build credibility and trust by expecting everyone who works with us to adopt our standards.

Our policies cover our responsibilities to protect the human rights of everyone working in our direct operations, our value chain and communities. They are in line with internationally recognised laws, regulations and guidelines including the UN Guiding Principles on Business and Human Rights, and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work.

Updating our human rights governance

We continue to enhance our policies[1], standards and disclosures and embed human rights in our enterprise risk management processes.

In fiscal 23, our Global Audit and Risk team reviewed our human rights due diligence by risk area and risk setting to look for opportunities to strengthen our approach and better assess its effectiveness. As a result, we are strengthening our internal governance risk assessment process and committing to more frequent audits of our high-risk markets with:

- A strategic human rights review with the Board at least once a year
- An annual review of our list of high-risk markets for direct operations
- An annual review of human rights risks by direct operations against a self-assessment questionnaire
- A commitment to audit high-risk markets once every three years

We have also developed training to build our teams' capability in effectively managing human rights risks. This helps us to be alert to these risks and able to act effectively when we see them.

(1) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards



Diageo 1HQ

Focussing on salient human rights issues

Our Human Rights Impact Assessment (HRIA) programme from 2015 to 2021 highlighted three salient external business and supply chain risks: labour rights, including child labour risks; labour standards for contract workers; and sexual harassment in the hospitality sector. In response, we created awareness programmes on child labour and modern slavery, conducted an independent review of contract labour and developed standards and training to protect brand promotion teams.

To refresh and enhance our assessment of salient issues, we're reviewing current and emerging laws and regulations alongside our internal processes to assess our operational, commercial and reputational risk in priority jurisdictions. We are also assessing salient risks for third-party suppliers in priority supply chains.

We have also continued to address our global salient risks by:

- Launching a brand promoter training website in 18 languages to help us track training completions and agency compliance with our Brand Promoter Standard.

Brand promoter training website in
18 languages

- Refreshing our child labour training and making it part of our wider smallholder farmer programme from fiscal 24
- Participating in a pilot project in Africa to understand the gaps that exist within our supply chain to living wage benchmarks and how we can support our supply chain to bridge those gaps through time.

Strengthening our approach to responsible sourcing

To enhance our approach to responsible sourcing we have begun screening for human rights with higher-risk potential suppliers before onboarding. This helps us make more informed decisions on human rights risks and gives us the chance to assess and mitigate the salient issues before we contract with a supplier. We have also extended our supplier requirements on responsible sourcing to our licensed manufacturers globally.

Connecting climate risk with human rights

Climate change is already having a negative impact on people and communities, not least through water stress, but also by affecting working conditions. We've begun a project looking at how we can help workers in our sugarcane supply chain avoid serious health impacts from heat stress driven by climate change. We have partnered with NGOs, government agencies, customers and our suppliers to build awareness around the issues workers face in a changing climate, measure their metabolic data and implement plans to improve conditions. This includes providing workers with more water and mobile shade tents, as well as rest schedules designed around the conditions

in specific sites. We have launched this programme with our suppliers in our rum supply chain in Jamaica and Guatemala.

Upholding business integrity

Working with integrity is an important part of who we are and how we achieve our performance ambition to be the best performing, most trusted and respected consumer products company in the world. We all have a part to play in building credibility and trust with stakeholders by doing our jobs in the right way. By being proud of what we do, and how we do it, our conduct will bring about success we can all be proud of.

Reinforcing our Code of Business Conduct

Our Code of Business Conduct is central to how we encourage all our people to work in the right way by making the right choices. Our Code sets out what we stand for as a business and how we demonstrate our high standards of integrity and ethical behaviour. It is guided by our purpose and values. It seeks to provide clarity on how we are expected to behave to build the trust and respect of everyone who interacts with us.

Each year, all eligible employees receive mandatory training as an opportunity to reflect and certify that they have read, understood and complied with the Code and our global policies. This year, 97% of eligible employees completed the training.

Training is via an interactive e-learning module accessible through any device, or classroom training for those who do not have regular computer access. The training covers topics that help employees understand more about doing the right thing, from grain to glass.

This year, there were 88 breaches of the Code, down by 27% compared to fiscal 22.

Training completed by
97% of eligible employees

Managing third-party risks

Business integrity is also vital in our network of relationships with third parties. Our Know Your Business Partner (KYBP) programme helps us screen for potential risks and be certain about the true identity of third parties before we start a contractual relationship with them.

Throughout fiscal 23, we continued to expand our third-party screening programme to incorporate the many new sanctions rules relating to Russia's invasion of Ukraine. We also focussed on streamlining the KYBP process by better integrating it into our customer and vendor onboarding to make ourselves more efficient, without making the process any less thorough.

Promoting our whistleblowing service

We encourage everyone to report potential breaches of our Code, policies or standards through our confidential whistleblowing service, SpeakUp. This is run by an independent third-party, is available around the clock and lets employees and external parties report concerns anonymously. This includes issues like bullying, harassment, discrimination and human rights concerns.

The number of SpeakUp reports filed fell during fiscal 23 and is now similar to pre-pandemic levels. In fiscal 23, we rolled out a global awareness campaign for SpeakUp, emphasising our zero tolerance of retaliation against anyone reporting a concern or helping with an investigation. The video-based campaign also showcased the SpeakUp QR code for easy access to the system.

Training our leaders

Treating each other with dignity and respect is an important part of doing business the right way. To reinforce this, we've created a training programme for our leaders called Leading with Integrity, designed to:

- Increase awareness of our Dignity at Work policy
- Give guidance on managing SpeakUp reports and resolving any conflicts
- Give leaders the tools they need to handle and resolve issues around Dignity at Work
- Build knowledge, shared understanding and skills on the importance of leading in line with our values and leadership standards



Our human rights policies extend to our supply chain.

Our people and culture: *the key to our success*

Our talented and diverse workforce, together with our brands and inclusive culture, continue to be a competitive advantage for our business, enabling us to perform at our best.



Celebrating life, every day, everywhere

Highly engaged people and an inclusive culture

Our 30,237 people[1] are our most valuable assets. Their sense of purpose and pride in what they do, and their commitment to our brands, consumers, customers and each other are the hallmarks of our culture.

In December 2022, we celebrated our 25th anniversary with a global webcast and heard from employees on what they valued most about working for Diageo. The themes were consistent with those emerging from our employee listening sessions, namely the quality of our talent, our purpose, values and brands, and our uniquely diverse workforce and inclusive culture. The feedback also reinforces our core values: we are passionate about our customers and consumers and always strive to be the best. We give each other freedom to succeed and value each other. We work hard so we can be proud of what we do, and this pride is a source of energy that fuels our performance.

Employee Engagement Index
84%[2]

Despite ongoing volatility in our markets, we continue to see strong employee engagement. In our Your Voice survey this year, our Employee Engagement Index increased from 82% in fiscal 22 to 84%, and our Employer Advocacy score – the proportion of people who would recommend Diageo as a great place to work – is 84%, which is 11 percentage points higher than our external benchmark[3] . That is an improvement of two percentage points on last year. Similarly, the percentage of people who are proud to work for Diageo improved by one percentage point to 91%, which is 14 percentage points higher than our external benchmark. This strong advocacy and pride contributes to the strength of our external employer brand. In fiscal 23, we have seen a 31% increase in the number of external applicants for open roles, while engagement with our employer brand LinkedIn content has been above benchmark levels.

Diageo's purpose is 'celebrating life every day, everywhere'. Recognising the importance of celebration in engagement and performance, in fiscal 23 we began to roll out a global employee recognition programme, Celebrate. This programme empowers our people to formally acknowledge each other for the small and big moments. Building a culture of gratitude and appreciation is core to how we live our values and purpose every day. So far, employees have made 27,000 awards in North America, United Kingdom and Ireland through the programme. In markets where Celebrate is live, 85% of employees have received recognition through the Celebrate platform and we intend to roll the platform out across all our markets to further strengthen our culture.

Helping our people realise their potential

We believe that Diageo grows when our people grow. Our talent strategy is to empower our people with the developmental experiences to facilitate their growth and successful careers at Diageo. To support our people's career progression, we aim to fill our vacancies internally where we can. In fiscal 23, we recorded 5,092 career moves which translates to an average of 14 people a day making career moves. We have increased internal appointments into leadership roles to 72.8% – up one percentage point on fiscal 22. Our general managers come from diverse functional and professional backgrounds, fuelling our strong performance with diversity of experience, and giving our people opportunities for cross-functional experiences. Also, international moves increased by 15.9% this year, and we continued to offer developmental webinars, workshops and networking to all employees through our Craft my Career programme.

To meet the demands of our growth strategy, we are putting extra investment into new and emerging capabilities in digital, ESG and leadership. In fiscal 23, our people completed 11,538 digital training courses in different areas in partnership with our external partners. Through our Digital Now capability programme, we are equipping our people with the capability and mindset to accelerate digital transformation. Similarly, we partnered with Oxford Saïd Business School to upskill our leadership in ESG to support the delivery of our 'Society 2030: Spirit of Progress' goals.

We believe that an environment of openness, integrity and trust fosters greater collaboration, experimentation, and bolder execution. Our Senior Leadership Team have focussed on how to enable bolder performance by creating a psychologically safe environment, helping their teams take risks, share their opinions and experiment with innovative ideas. We have seen a five percentage point increase in the proportion of employees who feel comfortable with raising concerns, ideas, and opinions without fear of consequence this year compared to fiscal 22.

(1) This data is calculated as an average across the 12 months of fiscal 23.
(2) This is based upon the respondents to the fiscal 23 Your Voice engagement survey.
(3) Based on a blend of Ipsos Karian and Box, Qualtrics benchmark data. Global Manufacturing benchmark includes organisations with global coverage that operate within FMCG and other industry sectors.

Enabling a great employee experience

Putting our people at the heart of everything we do is critical to our success – it's how we deliver our people strategy and performance ambition, and create the most inclusive and diverse culture. To achieve this, it's imperative we take the needs and opinions of our people into account in designing and implementing effective people-centric solutions.

This year, we launched our employee experience champions network, providing a global, diverse 'voice of the employee' network enabling us to co-create solutions with and for our people. About 200 employee experience champions have been involved in our HR transformation programmes, sharing feedback on our people processes and policies, brainstorming ideas to radically liberate our people from low-value, time consuming activities and validating HR technology prototypes and solutions.

Our commitment to creating a strong employee experience has reinforced our employer advocacy and employer brand position. Over the years, we have been recognised in many markets for great people practices. Recently, Diageo Turkey won a Jury special award for HR practices in Sales[(1)] while Diageo North America achieved a top 10 Best Companies' ranking[(2)].

Supporting our people's wellbeing

We remain committed to supporting our people's wellbeing, offering guidance, and education in line with the four dimensions of our Global Wellbeing Philosophy. We make wellbeing part of our culture every day, everywhere so that our people are thriving physically and mentally, emotionally balanced, financially secure and socially connected.

In our 2023 employee survey, 79% of the respondents felt Diageo was 'sufficiently supporting their health and wellbeing'. With wellbeing support identified as a key engagement driver, this underlines the need for us to continue to focus on wellbeing and improve our support.

In fiscal 23, we increased our focus on mental health and financial wellbeing. This included launching the Unmind mental wellbeing app – making us the first fast-moving consumer goods (FMCG) company to make it available for all employees, globally. In response to the rising cost of living, we delivered regular financial wellbeing masterclasses and offered mental 'wealth' first aid training to help identify financial stress and signpost others to support. We also offered a global one-time payment to all employees to support with the rising cost of living. This payment was well received as it was equivalent to 15% of the annual salary of employees in some markets. Our Employee Assistance Programme continues to offer employees free, confidential advice and counselling around the clock on personal, emotional, and work-life issues.

We know that our people thrive when they feel empowered to decide how, when and where they create their best work. Recognising that flexibility means different things to different people, we have always taken a progressive and inclusive approach to flexible working, making sure our people consider what works best for the individual and team. We have designed our office spaces to foster greater team collaboration, positive social interactions and deeper connections with our brands and culture.

(1) The award is by Sales Network.
(2) Seramount 2022 100 Best Companies List.



Our office spaces are designed with team collaboration and wellbeing in mind.


mey
DIAGEO

Diageo Turkey receiving the HR in Sales Jury special award by Sales Network.

Average number of employees by region by gender[(1)]

Region[(2)]	Men	%	Women	%	Not declared[(3)]	%	Total
North America	1,839	59 %	1,258	40 %	18	0.6 %	3,115
Europe	5,836	58 %	4,211	42 %	15	0.1 %	10,062
Asia Pacific	5,957	66 %	3,042	34 %	1	– %	9,000
Latin America and Caribbean	2,733	63 %	1,592	37 %	0	– %	4,325
Africa	2,488	67 %	1,244	33 %	3	0.1 %	3,735
Total	**18,853**	**62 %**	**11,347**	**38 %**	**37**	**0.1 %**	**30,237**

Average number of employees by role by gender[(1)]

Role	Men	%	Women	%	Not declared[(3)]	%	Total
Executive[(4)]	7	50 %	7	50 %	0	– %	14
Senior manager[(5)]	311	56 %	248	44 %	1	0.2 %	560
Line manager[(6)]	2,274	65 %	1,198	34 %	6	0.2 %	3,478
Supervised employee[(7)]	16,261	62 %	9,894	38 %	30	0.1 %	26,185
Diageo (total)	**18,853**	**62 %**	**11,347**	**38 %**	**37**	**0.1 %**	**30,237**

(1) This data has been compiled as monthly average based on the proportion of employees who have identified their gender identity as male, female or undisclosed, and will not be fully representative of the gender identity or diversity within our employee population.
(2) Employees have been allocated to the region where they live.
(3) This data represents the proportion of employees who have chosen not to disclose their gender identity as male or female.
(4) Executive positions have been calculated based on year end as of 30 June.
(5) Top leadership positions in Diageo, excluding Executive Committee.
(6) All Diageo employees (excluding senior managers and Executive Committee) with one or more direct reports.
(7) All Diageo employees (excluding senior managers and Executive Committee) who have no direct reports.

Health and *safety*

It is our ambition to create a world-class health and safety culture to make sure we protect our people across our business.

We have designed our Safer Together strategy and its associated programmes to prevent severe, fatal and process safety incidents. Our global policies, standards, compliance systems, technology and training create and embed innovative ways of working aimed at continuous improvement. The goal is to prevent accidents by keeping health and safety at the front of everyone's minds.

Being proactive, not reactive

One of our priorities is to create and embed a scorecard for leading and lagging key performance indicators for health and safety. 'Lagging indicators' like total recordable accident frequency rate (TRAFR) and lost-time accident frequency rate (LTAFR) allow us to monitor performance, but they do not indicate the effectiveness of our initiatives in preventing incidents and accidents. For this we use a leading indicator – severe injury and fatality exposure (SIFe) – to consider incidents that could be classified as 'near misses' and which had the potential to cause life-threatening or life-altering outcomes.

Senior management reviews performance against lagging and leading indicators each month, alongside any action we can take to prevent incidents. We believe that safety is everyone's responsibility and an integral part of everyone's job. Empowering and involving our people in safety embeds the idea that there is no acceptable level of accidents. Improving our performance on leading indicators and getting all employees more involved in spotting hazards strengthens the safety culture at each site and makes us better at reducing the risk of accidents.

We also provide employees with the most up-to-date health and safety training, so they can carry out day-to-day tasks and activities safely every day, everywhere. Our strategy extends to our contractors and third-party providers, because they share our commitment to keeping the risk of accidents to a minimum.

Our global self-assessment compliance programme helps keep all our locations legally compliant as well as aligned with our own health and safety requirements. Our locations audit themselves against our global health and safety standards and ways of working. Locations capture these assessments and action plans on our global governance digital platform. Our independent Audit Assurance programme is designed to make sure sites complete the audits correctly and complete any action plans. Senior leaders review performance against these plans.

Through our Safer Together programme and communication platforms, our Global Health and Safety team regularly communicates with all sites about specific initiatives and shared learnings from our leading and lagging KPI insights. Each month, our year-to-date performance is discussed and reviewed at site and regional level, and globally with senior leaders and global governance teams.

(Δ) Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

Monitoring our key performance measures

We report lost-time accident frequency rate (LTAFR). This year, we sustained 0.91Δ lost-time accidents (LTAs) per 1,000 full-time employees, compared to 0.92 in fiscal 22. The severity rate of these LTAs is a measure of the seriousness of the incidents and any absence from work they cause. This year, the severity rate increased due to a carry-over of days lost for accidents that occurred in fiscal 22.

Our total recordable accident frequency rate (TRAFR) records work-related injuries that need more than first aid treatment. We investigate each recordable accident to establish the root cause as well as uncover all contributing factors and insights we can learn from. We share the key learnings across the organisation aiming to prevent recurrences.

Acting to improve performance

Creating awareness of accident trends and communicating them effectively across our business is an important part of learning from them. Employees need to understand the risks inherent in their workplace, and how they could lead to injury. Despite improvements in our global health and safety KPI performance, accidents increased in Mexico and Turkey. In Mexico, we have significantly increased our agriculture footprint, which coincided with an increase in incidents. In Turkey, the increase is predominantly in our distilling and packaging operations. As a result of these trends, the Global Health and Safety team intervened to help local teams to address and improve performance. In both markets, global and regional health and safety experts worked with local teams on site to find the root cause of the dip in performance and agree a time-bound improvement plan. By involving our people in reviewing risk assessments and by making sure operations and leadership teams are regularly inspecting sites and equipment, we have improved our ability to spot potential dangers as well as areas for improvement.

We will continue to focus on implementing our systems and technology roadmap, aiming to codify and simplify some of our high-risk work activities and processes as well as further enhance our predictive analytical capability. We will also continue to strengthen our health and safety culture by rolling out our Behavioural Standard globally. We use the standard to measure the maturity level of our health and safety culture on a scale with four levels: baseline, stable, progressive and leading. The standard helps us spot key themes and actions.

Understanding the risk of severe and fatal injuries

Our strategy aims to eliminate severe and fatal injuries. Alongside our risk assessment protocols, which let us spot and mitigate potential risks with change management procedures, in fiscal 23 we started a Severe and Fatal Incident Exposure (SIFe) engagement programme. SIFe considers both potential and actual incidents that could result in a life-threatening or life-altering injury. SIFe is part of our Global Health and Safety KPI scorecard. We use a decision-tree approach, based on our Life Saving Rules, to identify any incident or safety-critical behaviour with a potentially life-threatening or life-altering outcome.

When an incident has been classified as having SIFe, it triggers these processes:

- We issue a global safety alert to heighten vigilance.
- A site representative shares an investigation report of findings and remediation actions taken.
- Global Safety Alert and action plan is communicated to all sites and the action close-out is assured.

Together with our long-standing lagging indicators of Lost-Time Accident and Total Recordable Frequency Rates, the SIFe process provides a comprehensive approach to managing our incident prevention programme.

Limiting risk from hazardous substances with a Global Process Safety Framework

How we handle hazardous substances is essential to safeguarding people and the environment. We are committed to protecting our employees, visitors and contractors, as well as protecting the local communities in which we operate. In fiscal 23, we've developed a global process safety framework to embed the right behaviour, systems and processes to manage or control incidents that could cause toxic effects, fires or explosions.

The framework includes a Process Safety Policy and risk calculator, and Process Safety Risk Management standards. All our sites can use the standards to help them assess their operations and create plans to fill any gaps. Sites can also document and share risk assessments on our digital platform, as well as share best practice and training tools through our new process safety network.

The framework helps us reduce the risk of injury and environmental damage, as well as keep production quality high while controlling our costs.


KBL
SALES

Health and safety culture.

Champion inclusion and diversity

Championing inclusion and diversity is at the heart of what we do, and is crucial to our purpose of 'celebrating life, every day, everywhere'.

Not only is it the right thing to do, as it means we play a part in shaping a more equitable society, it also makes us a better business. We are proud of having an inclusive culture where everyone can be themselves, as it helps us attract and retain the best and most diverse talent, and allows us to be more innovative and perform better. We've set ourselves ambitious goals, inside our business and beyond.

Our inclusion and diversity index score in our 2023 Your Voice employee survey remains high at 83% positive sentiment. This shows our commitment to creating an environment where colleagues can belong and thrive.

Promoting diversity

We promote inclusion and diversity in every sense, from gender, ethnicity, age and disability, to sexual orientation, social background and education – and we're proud of the progress we're making.

Since 2020, driving diverse representation in our leadership cohort[1] has been linked to our long-term incentive plan (LTIP), which means we incentivise every senior leader to make progress against this agenda.

Empowering women

Ambition by 2030

Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030

Percentage of female leaders globally

44%


Ambition 50%
44%
2020
2023
2030

In fiscal 23, representation of women in our leadership, including our Executive Committee, remained strong at 44%, maintaining our progress of 88% against our 2030 ambition to achieve 50% representation of women in leadership roles. We're proud to have 73% female Board representation following the appointment of Debra Crew as CEO, and 50% female executive committee representation. In fiscal 23, 45% of external appointments and 46% of internal promotions to our leadership cohort were female. We're recognised for our gender equality work by the FTSE Women Leaders Review, Bloomberg Equality Index and others. In 2023, the Equileap Gender Equality Global Report ranked us second overall globally and first in the UK for gender equality. Our policies and practices help foster a truly gender-equal and inclusive environment. As well as our Family Leave policy, we have Thriving Through Menopause guidelines, Pregnancy Loss guidelines and Flexible Working and Wellbeing philosophies.

(1) Our leadership cohort reflects the top 2% of roles globally encompassing Executive Committee members and senior managers

Helping women build careers

We have a clear equal opportunities recruitment policy, allowing us to hire the best talent, while ensuring a diverse slate of candidates throughout recruitment stages. We believe our industry should do more to attract women, particularly in areas where women have historically been under-represented, including science, technology, engineering and mathematics (STEM) and commercial roles. In Europe, 72% of graduates in our Supply Chain & Procurement function are female, and in fiscal 23, 80% of job offers were to women (an increase in the last four years of over 25%). In fiscal 23, we launched our first apprenticeship accelerator programme specifically for digital roles in our GB business, with 83% of job offers going to women. By focussing on early careers and entry-level roles, we continue to build our pipeline of female talent.

Championing ethnic diversity

Ambition by 2030

Champion ethnic diversity, with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030

Percentage of ethnically diverse leaders globally

43%


Ambition 45%
43%
2020
2023
2030

We employ 30,237 people of 115 nationalities in over 70 countries which means we have a workforce whose diversity reflects that of our consumers and markets. We want ethnic diversity at every level of our business, including in our leadership cohort. The more progress we make, the more strongly we connect with our consumers and the more diverse our thinking becomes, fuelling our creativity and competitiveness.

Currently, 36% of our Board and 43% of our leadership (up from 41% in fiscal 22), including our Executive Committee, is made up of ethnically diverse talent, supported by 39% of external appointments and 46% of internal promotions into our leadership cohort across fiscal 23. Also, our former CEO Ivan Menezes, Chief HR Officer Louise Prashad and General Counsel & Company Secretary Tom Shropshire were recognised in the Involve Empower Role Model Lists, which highlights leaders championing inclusion in business.

To help us understand the makeup of our workforce and set meaningful goals, we invite all employees (where local laws allow) to share their ethnicity. By the end of fiscal 23, 75% of our global workforce and 97% of our leadership cohort had disclosed their ethnic background in our confidential HR system.

Each market and function have set stretching five-year diversity plans covering representation and development, supplier diversity and inclusive marketing.

Attracting ethnically diverse talent

In Brazil, our Programa Origens initiative attracts, hires and generates opportunities for Black and Indigenous people in higher education. Through professional development, including English language lessons, and mentoring opportunities, the programme has seen more than 40 people join to date.

Promoting ethnically diverse business

In North America, we became anchor investors in Pronghorn, a 10-year initiative to diversify the spirits industry. It's cultivating the next generation of diverse founders, executive leaders and entrepreneurs to generate $2.4 billion in economic value for the Black community by 2032. In fiscal 23, Pronghorn has invested in 19 Black-owned spirits brands, supported founders with mentoring programmes, and worked with the industry and commercial partners to develop a talent pipeline of Black leaders.

Gender representation of our leadership(1), (4)

Role	Men	%	Women	%	Total
Leadership population(2)	319	56%	254	44%	573(3)

Ethnic representation of our leadership(1), (4)

Role	Ethnically diverse	%	Non-ethnically diverse	%	Decline to self-identify	%	Not disclosed	%	Total
Leadership population(2)	249	43 %	289	50%	19	3%	17	3%	574

(1) This data is calculated as an average across the four quarters of fiscal 23.
(2) Leadership population encompasses Executive Committee and senior managers.
(3) One person has opted not to disclose their gender; they cannot be positively attributed to either group and therefore are not included.
(4) Please refer to our non-financial reporting boundaries and methodologies in the Additional information section on pages 242-262 for more information on how data has been compiled, including standards and assumptions used.

Nurturing inclusivity

Our growing range of policies and guidelines help foster an inclusive environment that supports every employee.

Our Disability Inclusion guidelines, introduced in October 2022, were created by employees, with our We Are All Able employee resource group and our external partner Disability:IN, and are available in 15 languages. They give everyone knowledge, tools and guidance to support people with disabilities, covering issues from digital and physical accessibility to appropriate language to enable positive conversations about disability. Through 'disability disclosure', we invite employees in more than 40 countries to share their disability confidentially, helping us to better understand our workforce.

In January 2023, we launched inclusive design training that was created by design, brand and semiotics experts. This promotes inclusivity across our products, advertising campaigns and physical brand experiences, working to remove unconscious bias from the design process and celebrate the individual and cultural differences of the consumers we design for. A recent example of inclusive design was making disabled accessibility a key feature at Diageo's brand home, Johnnie Walker Princes Street, ensuring the highest standards of accessibility and inclusion for our guests.

Championing inclusion through Employee Resource Groups

Our network of Employee Resource Groups (ERGs) create connected communities of support, while helping the business better understand our diverse communities' concerns. Our ERGs include AHEAD (African Heritage Employees at Diageo); Conectados (Diageo employees championing Latin culture); and PAN (Pan Asian Network), in the United States; We Are All Able and REACH (Race, Ethnicity and Cultural Heritage), in Europe; and our international Spirited Women and Rainbow Networks. Highlights from this year include:

- **Conectados** led Hispanic Future Month, recognising the contributions of Hispanic Americans to the history, culture and achievements of the United States. This included celebrating the Tequila Don Julio Fund, which in 2022 awarded a $20,000 grant to five Hispanic entrepreneurs who live their craft 'Por Amor'.
- **The Rainbow Network**, including new chapters forming across India, South East Asia and South Africa led our Pride celebrations with 78 Diageo offices and sites taking part in our annual Pride flag-raising event championing greater LGBTQIA+ awareness and inclusion. In 2023, Johnnie Walker was a partner at Sydney World Pride while Johnnie Walker Princes Street was the lead sponsor at Edinburgh Pride.
- Throughout March 2023, championed by our **Spirited Women Networks**, we celebrated International Women's Day with the theme of #EmbraceEquity. This included the launch event, hosted by Louise Prashad, Chief HR Officer, where former CEO Ivan Menezes, Board member Karen Blackett and Pronghorn co-founder Dia Simms talked about the importance of being curious, empathetic and proactive.


KEEP WALKING
PROUDLY
JOHNNIE WALKER

Members of our Rainbow Network resource group, celebrating our sponsorship of Edinburgh Pride in June 2023.

Marketing in progressive ways

Ambition by 2030

Use our creative and media spend to support progressive voices, measuring and increasing spend year on year

Measurement and evaluation framework under development

As one of the world's largest advertisers, we're committed to changing the industry from script to screen, so that everyone sees themselves represented. We use our Progressive Marketing to challenge stereotypes and commit investment to address under-representation of diverse voices in media, making mainstream media more inclusive. We are founding members of the United Nations Women Unstereotype Alliance and the World Federation of Advertisers D&I Task Force and work across the industry to foster inclusion and diversity in front of and behind the camera. For the past four years we have sponsored the Creative Equals 'Creative Comeback' Programme that focuses on bringing more women, disabled and neurodivergent people into the creative industry.

In fiscal 23, we refreshed our Progressive Marketing Framework and training to include a new model focused on inclusive design, which allows us to be at the forefront of breaking stereotypes in advertising for gender, race, sexuality, age, disability and social status. Some 47% of our global marketing campaigns were shot by female directors or photographers.

Two powerful examples of progressive marketing and our commitment to authentic representation in action are the Guinness 'Brothers' and Baileys 'Delicious Descriptions' campaigns. The Guinness 'Brothers' campaign in Africa, featuring Miracle, a blind actor, celebrates how football fans make the experience of watching the game accessible for everyone including members of the blind and visually impaired community. Members of this community were consulted to make the campaign reflected authentic experiences.

Baileys 'Delicious Descriptions' was launched on Global Accessibility Awareness Day in consultation with the Royal National Institute of Blind People (RNIB) and Meta. Baileys created a guide on how to write delicious image descriptions, helping ensure those who rely on screen readers experience the full deliciousness of Baileys treats. In Great Britain, the campaign achieved a reach of more than 12 million, with view-through rates up to 25.2%, five times higher than Meta regional and category benchmarks.[1]

Celebrate diverse audience

Johnnie Walker emphasises progressive marketing to celebrate and appeal to a diverse audience. The result is that globally around 29% of Johnnie Walker drinkers are female, with that proportion growing in most markets this year. In the United States, Johnnie Walker drinkers are also more ethnically diverse than those of other whiskies, at 44% compared to 31% for other whiskies.[2]

In the United Kingdom, Johnnie Walker partnered with Bridgerton star Simone Ashley and Instagram community Diet Paratha to champion the creative representation of the South Asian community.

In the United States, Johnnie Walker's First Strides initiative debuted an alternative red carpet at the Oscars to spotlight seven film makers' boundary-pushing contributions to culture. The brand delivered over 200 million paid media impressions that encouraged consumers to support female entertainment projects.

(1) PHD and Meta (Brand Lift Study)
(2) Johnnie Walker Brand Guidance system 2022 study

Supporting diverse suppliers

Ambition by 2030

Increase spend with diverse-owned and disadvantaged businesses to 15% by 2030

Percentage of spend with diverse-owned and disadvantaged businesses **6.3%**


6.3%
Ambition 15%
2022
2023
2030

We believe a value chain built on inclusion and diversity can enhance representation, employment and resilience in marginalised communities, ultimately benefitting the wider economy and strengthening our business.

In fiscal 22, 4.8% of our global spend was with diverse-owned and disadvantaged businesses. We've since increased our number of diverse suppliers, as well as incorporated more disadvantaged groups like smallholder farmers in Africa, Turkey and Mexico. In fiscal 23, we've spent £620 million with 979 diverse-owned and disadvantaged suppliers – approximately 6.3% of global spend.

To help us connect with diverse-owned businesses, we've worked with advocacy organisations, including WEConnect International, MSDUK and others. For example, through Disability:IN, we've matched Diageo employees with disabled-owned businesses to share feedback and industry insights to understand the challenges they face in working with global corporations. In Kenya and Colombia, we're proud to be part of Sourcing2Equal, an initiative increasing access to corporate procurement opportunities for women-owned businesses.

We are proud that in 2023 we were awarded Platinum in the Top Global Champions for Supplier Diversity & Inclusion Awards by WEConnect International. This is the highest possible accolade in this category, recognising Diageo as leader in inclusive spend, policies and procedures.

Nurturing women-owned business

In Jalisco, Mexico, we've worked with a women-owned supplier to decorate bottles of Don Julio for 15 years. We recognised their potential, helping them to develop their quality and safety processes and grow alongside the Don Julio brand. Today the business has 150 employees, approximately 90% of them women, including single mothers and people with disabilities.

Building a thriving and inclusive hospitality industry

Ambition by 2030

Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes

Number of people reached through Learning for Life and other skills programmes in fiscal 23 **31.6k**


30.9k
62.5k
Ambition 200k
2020
2022
2023
2030

Part of how we promote sustainable growth and a resilient supply chain is through inclusive programmes giving equal access to resources, skills and employment opportunities. This includes Learning for Life (L4L), our business and hospitality skills programme for people from under-represented groups.

In fiscal 23 we reached 31,600 people in 19 markets with Learning for Life, 59% of them women.

We also want L4L to tackle barriers faced by other under-represented groups including the ethnically diverse community and people with disabilities. In fiscal 23, we updated our inclusive by design principles to include recruitment practices, training content and venue accessibility, as well as modules on inclusion and diversity.

We ran a L4L impact assessment in Latin America, celebrating the programme's 15th anniversary and its positive impact on communities. Insights from the assessment will shape the programme's future, increasing its reach and impact globally.

Ambition by 2030

Through the Diageo Bar Academy (DBA) we will deliver 1.5 million training sessions, providing skills and resources to help build a thriving hospitality sector that works for all

Number of participations in training sessions delivered through Diageo Bar Academy in fiscal 23 236k


304k
540k
Ambition 1,500k
2020
2022
2023
2030

Through the DBA, we work to drive sustainable growth in the hospitality sector and make it more diverse. Women are under-represented, in management and behind the bar. DBA helps them overcome two of their biggest barriers: lack of mentors and role models, and lack of access to training.

In fiscal 23, we delivered 236,000 training sessions to bartenders, waiting staff, owners and managers through face-to-face and virtual training, e-learning and masterclasses. We adapted courses to help the industry respond to challenges including staff shortages and hiring, retaining and upskilling staff while meeting guests' increased expectations. We also ran women-only mentoring and training in Africa, Latin America and India.

This year, 88% of survey respondents agreed or strongly agreed that DBA presents a modern and progressive view of the bar community, up from 84% in 2022. Also, 82% of women agreed or strongly agreed that DBA supports their advancement in the industry, up from 68% in 2022.

Creating inclusive communities

Ambition by 2030

Ensure 50% of beneficiaries of our community programmes are women and that our community programmes are designed to enhance diversity and inclusion of under-represented groups

Percentage of beneficiaries of our community programmes who are women 59 %


Ambition 50%
On Track
2020
2030

We're committed to addressing barriers women face in accessing the skills, resources and opportunities we provide. This includes making sure at least 50% of people benefitting from our community programmes are women, and that these programmes meet women's needs throughout design, implementation and evaluation. In fiscal 23, 59% of people benefiting from L4L were women.

This year, we've started to work with WaterAid and CARE International UK to give women a voice in decision-making about water, sanitation and hygiene (WASH). In each community where we run a WASH project, we set up a committee with equal representation from men and women. This includes facilitating community dialogue to tackle social norms that prevent women's equal access to, and agency over WASH. This year 56% of WASH committee members were women across our programmes in nine countries.

We've also piloted a gender-inclusive approach to our work with smallholder farmers. This includes equal access to agricultural training and resources, and engaging with suppliers to increase women's membership and leadership of farmer groups. We'll roll this out as part of our programmes for smallholder farmers from fiscal 24.

For more information on our WASH and smallholder farmer programmes see pages 80 and 83.

Helping under-represented communities overcome barriers to education

In fiscal 23, we gave $1.75 million in endowments to Historically Black Colleges and Universities (HBCUs) and Minority-Serving institutions in the United States. This followed the $10 million in endowments to 25 HBCUs in 2021. This is part of how we address educational barriers in under-represented communities, by funding students in need and development programmes that complement traditional learning.



We are committed to improving access to clean water, sanitation and hygiene (WASH) in communities near our sites.

Managing climate risks and opportunities *by pioneering grain-to-glass sustainability*

Our business depends on natural resources and we are directly affected by changes in climate and the related challenges of nature and biodiversity loss. While we already feel the effects of climate change in our global operations, there are also opportunities for companies that develop credible plans to adapt to changing circumstances.

A changing climate has implications across our end-to-end operations. It can affect crops like barley and wheat, and natural resources like water that we rely on to make our products. It can cause disruption to our manufacturing sites and supply chain through extreme weather. And it can affect the communities we work with by threatening their livelihoods. But there are also opportunities for companies that innovate to make their operations and the products they sell more sustainable.

These issues intersect and converge. A changing climate can threaten our key commodities and our communities, while production, agriculture and packaging produce carbon which can accelerate climate change. Just as these issues are connected, our response and actions are too. We are working hard to reduce carbon emissions from our sites, for example by introducing renewable energy in our operations. Preserving water and promoting sustainable farming protects our commodities. And by reusing waste co-products from production, we help sustain the agricultural system that underpins what we do.

We are committed to acting responsibly to mitigate our contribution to global warming and conserve the environment in which we operate, while simultaneously adapting to the effects of a changing climate to keep our business resilient. We look to achieve this through our strategic priority to 'pioneer grain-to-glass sustainability', which focuses on three areas: 'preserve water for life', 'accelerate to a low-carbon world' and 'become sustainable by design'. Actions we take across these priorities are transforming our business to thrive in the longer term.

Focussing on grain-to-glass sustainability

Pioneering grain-to-glass sustainability is how we manage our environmental and climate challenges, and how we help preserve the scarce natural resources the world depends on. It is also how we adapt to climate change throughout our supply chain, and mitigate its effects. By managing our environmental impacts and the impact of the environment on us, we support our business and the communities we work alongside to be resilient for the long term. This is good for the planet and also good for our business. By investing in renewable energy, for instance, we lower carbon emissions by depending less on fossil fuels. We also manage risk and build resilience as the world moves towards a low-carbon economy.

Our action plan – 'Society 2030: Spirit of Progress'

Pioneering grain-to-glass sustainability includes ambitious targets, such as achieving net zero carbon emissions from our direct operations (Scopes 1 and 2) by 2030, and across our full value chain (Scope 3) by 2050 or earlier, using water more efficiently and taking action to replenish water in water-stressed areas. Our 'Society 2030: Spirit of Progress' targets reflect our most material ESG issues, and they align to the UN Sustainable Development Goals. We are also proud to be a signatory to the UN's Race to Zero and Race to Resilience campaigns reflecting our commitment to climate change mitigation and adaptation.

The issues are complex, which makes progress against our ambitious targets challenging. As we become more sophisticated in understanding our impacts and taking action to address them, we will also evolve our practices and metrics to make sure we strive to focus on and communicate the right things effectively.



We are committed to acting responsibly to mitigate our contribution to global warming and conserve the environment in which we operate.

Making climate change part of our strategy

To understand, quantify and mitigate climate risks and adapt to their impact, we partner with climate resilience experts to assess them, model their possible financial impact, and develop strategies to adapt and remain resilient over the long-term.

Many complex factors determine how climate change creates risks and opportunities for our business, which makes it harder to quantify how big an impact they'll have, and when. Even so, scenario analysis helps us test how various assumptions related to climate change could affect our business. This year we've once again modelled with climate resilience experts the impacts of climate change under transition risk and physical risk scenarios.

We have incorporated the guidance of the Task Force on Climate-related Financial Disclosures (TCFD) framework into our reporting since 2020. It's helped us describe how we're decarbonising our value chain, mitigating and adapting to climate risks and impacts, and spotting opportunities for transitioning to a low-carbon future. Through scenario analysis, we've also learned the range of possible financial impacts of various climate scenarios in our business. We started our carbon reduction efforts in 2008, as well as championing water stewardship around the world to combat water stress. In 2022 we published our Net Zero Carbon Strategy, which outlines how we will achieve our decarbonisation vision in direct operations. We intend to build on this with our net zero transition plan, taking into account the final guidance of the UK Transition Plan Taskforce when it's published.

Governance

Given its importance, we have governance processes in place intended to ensure that we consider and factor climate risk into our business operations and planning processes. To supplement our 'Society 2030: Spirit of Progress' governance summarised on page 57, our sustainability teams hold monthly sustainability performance reviews, track priority water efficiency and carbon reduction projects, and hold quarterly sustainability business reviews that focus on multi-year progress and plans leading up to 2030. We oversee climate risk specifically at the highest level of the company, and manage it through these governance structures and processes:

- Executive sponsorship and responsibility is shared jointly between the President, Global Supply Chain & Procurement and Chief Sustainability Officer (Ewan Andrew) and the Global Corporate Relations Director (Daniel Mobley).
- At an operational level, they are supported by our cross-functional Climate Risk Steering Group, which meets up to twice a month. Within this, a sub-group from Supply Chain & Procurement oversees physical risks, with other cross-functional working groups responsible for addressing transition risks and opportunities, for example market and reputation, policy and legal, and technology.
- The Climate Risk Steering Group updates executive sponsors monthly on progress and issues relating to climate risk, and quarterly updates are provided to the Board, making sure that potential risks and opportunities and their impact are part of decision-making.
- Any potential financial implications of climate risk and potential impacts on our consolidated financial statements, including performance and progress against non-financial metrics, are also shared with and considered by the Audit Committee annually.


Board oversight
Audit Committee
Executive Committee ownership
Executive sponsors
President, Global Supply Chain & Procurement and Chief Sustainability Officer
Global Corporate Relations Director
Cross-functional Climate Risk Steering Group
Corporate relations
Supply
Strategy
Risk
Finance
Legal
Marketing
Working groups assigned to address key risks and opportunities identified

Climate change and remuneration

The performance element of the long-term incentive plan (LTIP) for our senior leaders encourages and rewards performance against certain ESG measures (introduced in 2020, for fiscal 21 to 23). Some 10% of the performance share award, which is granted to the Executive Committee as well as other senior leaders, targets carbon emissions and water efficiency, which directly support mitigation of, and adaptation to, climate risk (see the Directors' remuneration report on pages 126-153.

Identifying climate risks and opportunities

Climate risk is generally divided into physical and transition risk. Physical risks include chronic changes like sea level rises and temperature changes, and acute events like floods, droughts and heatwaves. Transition risks arise from actions to mitigate climate change, such as policy and legal changes like carbon taxes; technology changes, like renewable energy; or market changes, like growing consumer demand for more sustainable products.

Both categories of risk are already materialising in everyday life, and both are likely to increase. As the world continues to warm while we intensify efforts to mitigate climate change, we need to assess and prepare for both physical and transition risks. Opportunities, meanwhile, could arise from us mitigating risks more effectively than our competitors, or creating competitive advantage, for instance by meeting consumer demand for more sustainable products.

Climate change resilience

Our experience in managing the impact of normal variations in climatic conditions, water availability and agricultural yields has made us more resilient and adaptable. We adapt through careful planning in our supply chain and procurement organisation, by partnering to develop high-yield, drought-resistant crops, and by managing water in a way that makes our operations more resilient and helps our local communities and agricultural sourcing areas to adapt, with specific focus in water-stressed areas. We have integrated climate risk into our enterprise risk management processes since first referencing it within our principal risk factors in 2010. It is also part of our strategic and business continuity plans.

Identifying and assessing our physical risks

To assess the physical risks we are exposed to, and how they could develop under various scenarios, we worked with climate resilience experts from 2021 to 2023 to look at our full global supply chain. This table shows how we have phased the work:

Fiscal year	2021	2022	2023
Markets/ regions assessed for physical risks	Largest supply centres • Scotland • North America	Highest water risk • Africa • Mexico • India • Turkey	Remaining locations • Asia Pacific • Latin America and Caribbean • Europe

This scope covers all our wholly owned sites (except acquisitions completed after the start of the 2023 evaluation) and key third-party operations. We also included some sites that are planned or under construction to make sure we understand their exposure and build their resilience.

Our physical risk assessments measured how exposed and vulnerable activities at our sites and key third-party operations and suppliers are to 19 climate-related hazards. We reviewed the vulnerability of the main agricultural materials we procure in each region, and also ran a high-level analysis of our key distribution routes (road, rail and ports). We did this under two scenarios (IPCC scenario RCP4.5 – medium warming of 2-3°C, and IPCC scenario RCP8.5 – severe warming of 4-5°C) and two timeframes (to 2030 and to 2050).

- Production sites: For our own sites and many of our third-party operator sites that produce beverages on our behalf, we analysed at a high level the risks they are likely to be exposed to. For those that are most strategically important or at greatest risk, we carried out more detailed assessments. At each location, we looked at a combination of the different activities (e.g. malting, distilling and packaging), the part of the process that might be affected (e.g. infrastructure, water supply and energy sources) and the 19 physical risks that might occur.
- Supply chain and logistics: for all markets assessed, we analysed our key suppliers' factories and warehouses, for example those handling our most critical or specialised ingredients and components, key agricultural commodities, and our most critical distribution routes (road, rail, and ports), to identify which might be exposed to physical risk in the future.

Our physical risks – results

Our assessment confirmed three key points:

1. Water scarcity is our most significant climate-related physical risk in terms of prevalence, trajectory and potential financial impact. It affects our ability to produce our products, and the access to agricultural ingredients that we need.
2. All agricultural ingredients are at risk, and we see that risk increasing under the timeframes and scenarios we analysed. Our models suggest that costs of most commodities will increase as a result of climate change, although estimates of the precise impact vary significantly depending on the model used, underscoring the difficulty of such projections.
3. Acute weather events, including floods, winds and storms, are projected to increase and to cause interruption to operations; however, they are unlikely to have a significant financial impact on us, under the scenarios analysed.

Physical risks in our supply chain

Our assessment of supply chain risk explored three areas: agricultural commodities, supplier assets and distribution routes.

In previous years we had covered a wide range of agricultural commodities used in the regions analysed, and this year we expanded our analysis to include hops and dairy. This highlighted the particular vulnerabilities of each crop type, how their exposure was likely to increase in the growing regions of interest over time, and possible adaptation and mitigation responses. The diagram on page 74 sums up the main risks that the most important commodities are exposed to by region.

As well as the bulk commodities outlined in the diagram, we also did a high-level analysis of ingredients included in our products that are critical to particular categories for the characteristics they impart – juniper, angelica and liquorice, for example. The results of the agricultural commodity assessments have and will continue to inform our strategy. This includes working with farmers to increase their crops' resilience to climate change, and developing contingencies where this isn't possible.



Preserving water and promoting sustainable farming protects our commodities and communities.

Key climate risks to agricultural ingredients by region



North America

Maize	T W
Barley	T P
Rye	T W
Sugar beet	T W P
American white oak	T W
Hops	T Fi W Di

Europe

Barley	W D P
Wheat	W P
Rye	T W
Sugar beet	T
Dairy	W T
Hops	W D T

Turkey

Anise	T D P F
Grapes	T W F Fi
Sugar beet	T W F Fi
Wheat	T W D

Latin America and Caribbean

Sugar cane	T W H F P S
Agave	T

Africa

Barley	T D P
Maize	T D F
Sorghum	T P
Sugar beet	T W
Sugar cane	T W P
Cassava	T D P
Vanilla	T S

Asia Pacific

Barley	T W D P
Grapes	T W D P
Rice	T P F
Molasses (sugar cane)	T W D P H

Priority raw materials by volume



- Barley
- Agave
- Wheat
- Maize
- Molasses
- Rice
- Grapes
- Sugar
- Sorghum
- Dairy
- Rye
- Raisins
- Others (including hops, anise and vanilla)

Climate risks likely to affect agricultural commodities

T	Temperature	P	Precipitation (variability/extremes)	Fi	Fires
D	Drought	W	Water stress	H	Hurricane/storm
F	Flood	Di	Disease	S	Sea level

Geographical scope of our physical risk assessments

Region	Owned/key third-party sites assessed	Detailed assessments	Agricultural commodities	Supplier assets (factories, warehouses)	Ports
North America	12	4	8	86	6
Europe	76	13	18	262	27
Asia Pacific	63	11	6	281	9
Latin America and Caribbean	46	6	2	251	13
Africa	48	5	6	366	14
Total	**245**	**39**	**n/a[1]**	**1,246**	**69**

(1) Some commodities were analysed in more than one location.

For more details on our scenario analysis approach, see the Non-financial reporting boundaries and methodologies section on pages 242-245

We assessed more than 1,200 suppliers' assets and found the most common risks were water stress and higher temperatures, with humidity and wildfire risks also intensifying in some locations. We use this information to work with suppliers on future adaptations and contingencies. We discuss this further in the Strategy section on page 78.

Our analysis of distribution routes included key ports, roads and rail networks identified in our supply chain in each of the markets we assessed. The analysis showed that, in general, the risks to ports come from water stress and changing temperatures, while the risks to road networks are broader, including chronic risks, like temperature increases and sea level rises, and acute risks, such as storms, floods or wildfires. We assessed both acute and chronic risks to be higher in warmer countries (e.g. India, Mexico and Turkey). These insights help us plan effectively for additional future contingencies we may require in our distribution routes.

Physical risks by region – Diageo and key third-party supply sites

The most common physical hazards projected to intensify are water-related risks (water availability, water temperature and flooding) and high temperature. High temperatures might affect employees' health and productivity, and processes such as fermentation and maturation, which are sensitive to temperature variations. There's also increased cost associated with process and facility cooling. Cold temperature risks are projected to decline in all regions we analysed.

Water risk

Given the importance of water to our operations and producing our products, we focus particularly on understanding water-related risks so we can mitigate and adapt to them. As well as our physical climate risk assessments looking at the risks from water availability, water temperature, water quality and flooding, we conduct water-stress analysis at our sites every two to three years, using site surveys and World Resources Institute (WRI) Aqueduct data. In fiscal 23, we enhanced our water risk assessment by completing water source vulnerability assessments at 22 of our sites located in water-stressed areas, with the help of expert partners.

The water stress, climate risk and source vulnerability assessments give us comprehensive insights into how this profile might change due to climate change. They also show the degree of vulnerability of our operations and supply chains to water stress, bearing in mind various contributing factors in these sites' catchment areas. Climate risk assessment tells us the number of our current sites exposed to high water stress isn't projected to increase significantly in the foreseeable future. But water stress is likely to become more severe at some sites, making the detailed understanding of source vulnerability particularly valuable. The figure on page 76 shows our water-stressed sites and those that have had source vulnerability assessments completed, as well as those that are in our priority water basins.

Quantitative impact of physical risk

Our assessment shows that generally our sites are likely to be exposed to more frequent acute weather events like floods and storms, but financial impacts are unlikely to be significant. We are more exposed to the acute risk of drought, and to chronic changes like water scarcity. Water scarcity is the biggest climate-related risk to our operations, since we have many sites in water-stressed areas that might face interruption to operations if the warming temperature scenarios play out. Through our scenario analysis we have estimated the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant by that date. This is largely due to the adaptation actions we are taking (detailed below) and our contingencies to deal with short-term disruptions to our operations. This is reflected in our assessment of viability and impairment (see page 94).

Water stress

Under the warming scenarios we modelled, the proportion of our sales exposed to 'extremely high' water stress is likely to increase by 2030 and again by 2050, with the sites most likely to be affected in India, Mexico, Turkey and North America. Under these warming scenarios, even though the number of sites affected may not change substantially, those that are affected are likely to suffer even greater shortages of water, under both timeframes, which could have an impact on our operations, and on the health and wellbeing of employees at those sites.

Drought

Drought is the only physical risk likely to affect our operations or financial condition in any material way, because we rely on water to make our products. Analysing the financial impact of drought is particularly difficult because there are many factors involved, including the probability of drought, how long operations would have to be suspended and the impact of any adaptation or contingency measures.

Even so, we have modelled what we can, using scenario analysis and our own assessment of vulnerability, and considering highly conservative assumptions (e.g. some downtime in all sites due to drought). We concluded that, by 2030, we don't expect drought to have a significant impact on our operations or on our financial condition. Beyond 2030 it is much harder to analyse, given the lengthy timeframe. But our models do show that if we don't take mitigating action by 2050, drought could have the potential to interrupt operations and, as a result, potential lost sales. We discuss how we plan to deal with this risk in the Strategy section on page 78.

Commodity pricing

Commodity pricing is more difficult to estimate in these scenarios, with the models we used producing highly varied estimates. Prices were projected to increase for the majority of our commodities. The scenario analysis helps us build commodity price risk into our raw material procurement strategies, particularly for crops with unique provenance (e.g. agave and vanilla) or high sensitivity to growing conditions (e.g. hops). Our modelling suggested the biggest risks of higher prices in 2050 were to agave, sorghum, rice, dairy and hops. There are significant differences between models, but the impacts in 2050 could be significant.

Focus on water stress

Because we rely so greatly on water, we have been assessing our wholly owned production sites for water stress regularly since 2008. The most recent assessment, in 2021, was updated in fiscal 23 to reflect changes in our operations due to disposals. The assessment – and our classification of a site as 'water-stressed' – is based on external (WRI Aqueduct databases for watersheds around the world) and internal site surveys covering physical, regulatory, social and reputational considerations. It will be updated again in fiscal 24. Shown below are the sites for which we have conducted source vulnerability assessments, and those countries in which we have identified priority water basins.

Diageo sites located in water-stressed areas, and priority water basins in 2023


Sites
Sites where a source vulnerability assessment (SVA) has been carried out
Countries in which we have identified priority water basins

Sites

1. El Charcon, Mexico
2. Agricultural lands, Guadalajara, Mexico
3. La Primavera, Mexico
4. Agricultural lands, Céara, Brazil
5. Itaitinga, Brazil
6. Messejana, Brazil
7. Paraipaba, Céara, Brazil
8. Kaase, Ghana
9. Achimota, Ghana
10. Lagos, Nigeria
11. Kampala, Uganda
12. Mwanza, Tanzania
13. Moshi, Tanzania
14. Dar es Salaam, Tanzania
15. Isipingo, South Africa
16. Marracuene, Mozambique
17. East Africa Maltings, Kenya
18. Kisumu, Kenya
19. Tusker, Kenya
20. Seybrew, Seychelles
21. Alaşehir, Turkey
22. Acıpayam, Turkey
23. Nevşehir, Turkey
24. Taşel, Turkey
25. Tarsus, Turkey
26. Nasik, India
27. Udaipur, India
28. Alwar, India
29. Baramati, India
30. Hospet, India
31. Aurangabad, India
32. Pioneer, India
33. Nacharam, India
34. Malkajgiri, India
35. Pathankot, India
36. Meerut, India
37. Rosa, India
38. Serampore, India
39. Kumbalgodu, India
40. LKJ Packaging, Indonesia

A Mexico
B Brazil
C UK
D Ghana
E Nigeria
F Uganda
G Tanzania
H Kenya
I Turkey
J India

Flooding and storms

Flooding and storms are the next most likely physical risks to affect our financial performance, since they might damage our sites or disrupt our supply of agricultural commodities, and the price of most of the commodities we analysed is set to increase under the scenarios developed. Although the risk to our sites from acute physical events will increase, it is unlikely to be significant in the scenarios and timeframes we analysed.

Identifying and assessing our transition risks and opportunities

To assess transition risks and opportunities, and to estimate their financial impact under a Paris-aligned emissions scenario, we worked with climate resilience experts. The work performed deepened our understanding of our risks and opportunities which led to refined financial estimation of the risks and opportunities along with further clarity on how to respond to them.

In fiscal 21 to 23 we analysed, as defined by TCFD, the risks and opportunities associated with transitioning to a low-carbon economy. We identified the risks with the most potential impact by looking at our agricultural inputs, production and packaging, distribution and sales channels arriving at these most important transition risks and opportunities to monitor:

1. Decarbonisation costs: Changes to our production costs associated with moving to a low-carbon economy, including carbon taxes and related changes to input costs (risk and opportunity).
2. Consumer behaviour: Changes in consumer behaviour to become more sustainable, e.g. choosing circular (reusable) products or locally produced brands (risk and opportunity).
3. Regulatory changes: For example, restrictions on packaging, water use, agricultural materials or land that affect our ability to make our products (risk).
4. Technology changes: Shifting to low-carbon production of our products and packaging, and the associated risk of not doing this fast enough (risk and opportunity).

The next table on page 78 summarises the physical and transition risks and opportunities we consider most important to manage overall.

Quantitative impact of transition risks and opportunities

Transitioning to a low-carbon economy creates both risks and opportunities for us. Through our scenario analysis we have estimated the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant by that date, even assuming that we bear all changes in production costs.

We found the key driver of transition risk was glass and, to a lesser extent, aluminium packaging, which would contribute to an overall production cost increase. We also saw that lower transport and energy costs would partially mitigate this impact. The categories and markets most affected in this scenario were those where glass constitutes a relatively higher proportion of overall cost, particularly tequila, cream liqueurs and the Indian market. Lower future transport costs meant that categories where transport costs were relatively higher as a proportion of total cost were less affected, relatively, by increased glass cost.

Extending the analysis to 2050 is subject to many variables and unknowns and therefore significant uncertainty. But it lets us estimate what a ‘worst case scenario’ could look like based on our best available modelling of cost trajectories, and understand what’s driving risk so that we can develop plans to mitigate it. Based on this modelling we could make the estimated impact on our operations and financial condition not significant through pricing and/or our planned improvements in energy use, producing lightweight glass, reducing the carbon intensity of glass production, and using returnable or reusable packaging where possible.

The results of our scenario analysis of both physical and transition risks are reflected in our assessment of viability and impairment (see page 94).

Summary of our most important climate risks and opportunities

Risks

Risk description	**Water scarcity** Increasing water scarcity and water stress affects our ability to continue to produce in water-stressed areas	**Agricultural raw material availability** Climate-related impacts on agricultural material availability cause scarcity or price increases
Category	Physical – chronic	Physical – chronic
Timeframe	Short-term (one to five years), medium-term (five to 10 years) and long-term (10 to 30 years)	Medium-, long-term
Impact (if not mitigated)	Moderate(1)	Moderate(1)
Response examples	• Improvements in water use efficiency • Water replenishment plans in 100% of water-stressed areas • Collective action programme to improve water security in Diageo's 'priority water basins'	• Regenerative agriculture adaptations • Smallholder farmer support • Development of drought-resistant crops • Alternative sourcing locations • Substitution with alternative crops • Improved water management

Risk description	**Input costs** Policy changes (carbon taxation, shift to renewables) cause increases in input costs	**Consumer behaviour** Consumers prioritise purchasing more sustainable products, rejecting those perceived to have a negative environmental impact
Category	Transition – policy/legal	Transition – market
Timeframe	Short-, medium- term	Short-, medium-, long-term
Impact (if not mitigated)	Moderate(1)	Moderate(1)
Response examples	• Supply chain decarbonisation • Engaging suppliers in low-carbon technology development for their operations • Packaging weight reduction technologies	• Packaging weight reduction • Increased recycled content in packaging • Developing circular (refill, reuse) product offerings

Opportunities

Opportunity description	**Supply chain decarbonisation** Reducing our Scope 1, 2 and 3 emissions lowers our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers	**Innovation in sustainable products and packaging** Developing more sustainable products (e.g. lighter-weight, higher-recycled content, more refillable and reusable containers) meets consumers increasing demands
Category	Transition – policy/legal	Transition – market
Timeframe	Shor-t, medium-term	Short-, medium-term
Impact (if not realised)	Moderate(1)	Moderate(1)
Response examples	• Decarbonisation programme and capital investment • Renewable energy and regenerative agriculture	• Innovation to deliver more sustainable products (e.g. refillable and reusable packaging, alternative packaging materials)

(1) 'Low' impact is defined as having a negligible impact on customer service, or an absorbable disruptive impact on one or more brands. 'Moderate' impact is defined as disruption to production/supply chain creating an inability to service a small portion of our customer base, the impact of which is manageable; or a significant short-term impact on one or more of our core or local priority brands that is absorbable by the business. 'High' impact is defined as an inability to service a significant portion of our customer base, or major reputational damage.

Our strategy for grain-to-glass sustainability

Our strategic priority to 'Pioneer grain-to-glass sustainability' acknowledges the breadth of the environmental and social consequences of climate change. It also reflects how interlinked they are and that our value chain is a series of interdependent parts. Our targets reflect the complexity of the risks and opportunities we face and are mapped to our most material issues: water, carbon and the sustainability of our packaging.

By setting challenging targets, 'Society 2030: Spirit of Progress' looks to manage the potential impact of climate risks on our business, as well as minimising our impact on the environment and supporting communities we work with.

We cannot meet our target without investment. We expect to invest around £1 billion ($1.2 billion) to drive improvements in environmental sustainability by 2030. By doing this, we will strengthen our business by strengthening our communities and making our value chain more resilient. In the process, we can manage our climate risks and act on opportunities we find. Much of the focus to date has been on our sites in Africa, where we have invested in biomass and solar energy, energy efficiency and water recovery initiatives. We plan to increase investment for fiscal 24 to 26 to continue our progress towards our 2030 goals.

Our carbon and water roadmaps outline the projects needed to deliver our 2030 goals. These plans are backed by capital investment and undergo regular stress testing to help us in our efforts to meet our targets. Enhancing and digitising our sustainability data and reporting framework has given us more detailed insight into the progress in delivering our strategy. This lets us see where we need to optimise innovation opportunities or overcome project delivery challenges.

Responding to risks and opportunities

The next sections outline our targets and the progress we have made against those targets. We define our targets carefully, along with clear non-financial reporting boundaries and methodologies for each. For more details, see pages 242-262.

Preserving water

Our 'Preserve Water for Life' strategy is context-based and recognises the connections between how we use water and the impact on communities, supply chains and the environment. It is a 'grain-to-glass' approach that aims to replenish water in water-stressed catchments, supports farmers (especially smallholders) and regenerative

agriculture, and improves how we use water in our operations. It also prioritises providing clean water to the communities we work in, and strongly advocates and drives more collective action to contribute to a net positive water impact in water-stressed basins.

Our work on water has earned us a place on the CDP Water Security 'A List' for the seventh year in a row, placing us in the top tier of participating companies for sustainable water management.

Water efficiency

Target by 2030

Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and a 30% improvement across the company

Percentage improvement in litres of water used per litre of product packaged from the prior year – in water-stressed areas

2.6%


16.2%
Target 40%
2020
2023
2030

Percentage improvement in litres of water used per litre of product packaged from the prior year – across the company

(1.2)%$^{\Delta}$


9.4%
Target 30%
2020
2023
2022
2030

Our water strategy aims to improve water security, especially in water-stressed areas. This is achieved through both projects to improve our operational efficiency and our replenishment programme, which works with local communities to replenish more water than we consume in water-stressed areas. Across our business, we're proud to have improved water efficiency by 51.1% since we started measuring performance against this metric in 2007 and by 9.4% since our 2020 baseline. In water-stressed areas, efficiency has improved even further, by 16.2% against the 2020 baseline.

While our ongoing focus on water-stressed areas continued to deliver efficiency improvements of 2.6% vs fiscal 22, fiscal 23 saw changes to our production profile that drove a 1.2% reduction in water use efficiency per litre of product packaged (4.09 litres/litre to 4.14 litres/litre). This was despite the implementation of a number of water efficiency projects across our production portfolio.

Our production footprint is complex; it includes distillation, brewing and packaging, and uses water in related but different ways. While we saw efficiency improvements across our distillation sites of 3.5% compared to fiscal 22, the increasing proportion of distillation in our portfolio produced an overall decline in performance according to the way we currently measure water efficiency – litres of water used per litre of packaged product. The reason for the decline under this combined metric is that most distilled products need to be matured for a number of years before bottling, so much of the water used in fiscal 23 went into distilling product that won't be packaged for years to come.

For this reason, in fiscal 23, we reviewed our water efficiency methodology, so that it better reflects our progress and challenges on water efficiency against the background of our business model. Following a detailed review, we defined a new methodology that uses an index approach to show the aggregated change in water efficiency across our different production pillars weighted by their proportional water use. This methodology better represents underlying year-on-year site-level efficiency performance and, critically, addresses the timing difference between distillation and packaging, due to maturation requirements. We will change our measurement approach in fiscal 24.

In fiscal 23, we completed water efficiency projects that will deliver benefits in several water-stressed areas. In Kenya, Uganda and Nigeria we have installed or increased the capacity of water recovery plants. The volume of water recovered has now reached 530,850m^3, equivalent to around 12% of total water withdrawals avoided across our African sites. This has helped to mitigate some of the obstacles to water efficiency created by lower production volume in Africa.

We are also building for the future. In fiscal 23, we broke ground on a wastewater treatment plant at our El Charcón site in Mexico. This will enable the construction of a water recovery plant in fiscal 24, which we expect to start delivering water efficiency improvements from fiscal 25. We are also partnering with innovators to embed new technologies identified through our Diageo Sustainable Solutions (DSS) programme into our site roadmaps. One example is our partnership with 4T2 sensors on sensor technologies, which we expect will reduce the amount of water required to clean equipment between production runs.

Thirteen of our distilleries have now achieved Alliance for Water Stewardship certification (the internationally recognised, auditable standard for responsible water use), including Cameronbridge, Scotland, 11 Speyside distilleries and the Alwar distillery in India, making us the first distiller to be certified against this leading standard in Asia.

Climate, water and regenerative agriculture are strongly connected. This is why we continue our work to influence indirect water use in our agricultural supply chains. This means mapping our water use and continuing to run water improvement projects with farmers, especially smallholders. This helps us make our overall supply chain more resilient and support vulnerable communities, particularly in water-stressed areas.

Water replenishment

Target by 2026

Replenish more water than we use for operations in water-stressed areas

Percentage of water replenished in water-stressed areas in fiscal 23

22%


71.5%
Target 100%
2016
2023
2026

Our water replenishment programme, an important contribution to supporting the climate resilience of our communities and supply chains, has had another strong year, putting us firmly on track to reach our 2026 target. In fiscal 23, our projects developed the annual volumetric replenishment capacity of 1,311,010 $m^{3\Delta}$ water. This represents 22% of our target for 2026, and cumulatively (fiscal 16 to fiscal 23) we have replenished 71.5% of our estimated fiscal 26 volume. In India, Nigeria, Seychelles and South Africa we have achieved our 2026 replenishment target three years early. For 13 sites in these countries, we are now replenishing all the water we directly consume in the local water basin or the basin where we source the raw materials for the site.

Overall, in fiscal 23 we have completed 35 replenishment projects in 11 countries. Highlights include nature-based projects improving water quality and availability in priority catchments. In Jalisco, Mexico, we have worked with government, NGOs and local stakeholders to restore a wetland treating wastewater in a project that's the first of its kind for us. Other ambitious replenishment projects include improving irrigation with farmers in Turkey, de-silting dams to increase water infiltration in India, and providing access to water for many smallholder farming communities in Tanzania, Ghana, Brazil, Mexico, Uganda, Kenya and India.

(Δ) Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

Water for communities

Target by 2030

Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all our water-stressed markets

Percentage of water-stressed markets with investment in WASH 100%Δ


88.9%
100%
Target Met
2020
2022
2023

An important part of our approach to water is providing access to clean water, sanitation and hygiene (WASH) in water-stressed communities near our sites and in water-stressed areas that supply our raw materials.

We reached our 2030 target in fiscal 23, launching a project in Mexico to harvest rainwater in 37 schools and provide drinking water in Jalisco, home of our tequila distilleries. This means all nine of the markets included in our target have invested in WASH projects since 2020. In fiscal 23, we invested in 17 WASH projects in seven countries bringing safe water and sanitation to 71,655 people.

In fiscal 23, we have also helped ensure more female representation in WASH programmes, which makes it more likely that everyone will benefit equally from access to water. For more about this, see the section on championing inclusion and diversity (page 70). In fiscal 24, we'll consider how best to bring WASH projects to more communities in our supply chains.

Water collective action

Target by 2030

Engage in collective action in all priority water basins to improve water accessibility, availability and quality and contribute to net positive water impact

Percentage of priority water basins with collective action participation 50%


33%
50%
Target 100%
2020
2022
2023
2030

We don't tackle water stress alone. We launched the Diageo Collective Action Programme in 2020, recognising that we need to collaborate with multiple stakeholders to create solutions and interventions that improve the water security across entire water-stressed catchments. Through this, we are now active in six out of our 12 'priority water basins' – strategically important areas suffering particular water stress in 10 countries. In fiscal 23, with support through our partnership with The Nature Conservancy, we began two initiatives – one with the International Union for Conservation of Nature in Uganda's Victoria Nile basin where we source sorghum and barley for our brewery in Kampala, and another in the Godavari 3 basin in India. We have also agreed to be a basin champion for the Water Resilience Coalition in Kenya's Upper Tana basin, partnering with the Upper Tana-Nairobi Water Fund, increasing the commitment and investment we have already made there to improving the water security of the whole basin, which feeds Nairobi, home of our Tusker brewery.

Advocacy

Water is under pressure around the world, and the issues around preserving it are complex. So it will take multilateral action to address the challenge of responsible stewardship and scarcity. At the COP27 climate change conference, we were among businesses calling for more action on water and climate resilience. We also attended the UN Water Conference in New York in March 2023 and were among the first businesses to sign a declaration calling for accelerated action on water stewardship. Our partnerships with leading international organisations, such as Water Resilience Coalition, Alliance for Water Stewardship and WaterAid, are fundamental to our ambition to support the climate resilience of our business and communities. They also help us advocate for more global action to address the water and nature crisis. Continuing this important advocacy, we plan to attend World Water Week in Stockholm in August 2023, UN SDG Summit in September and COP28 in December.

(Δ) Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

Limiting carbon emissions

The planet needs significant science-based action to create a sustainable, low-carbon future and to mitigate the risk from climate change. We aim to reach net zero across our direct operations by 2030. We have also stated our ambition to being net zero across our value chain by 2050, and halving these emissions by 2030. We have detailed plans for reducing emissions across our existing sites and we are also investing in carbon-neutral production[(2)] sites to add to those we already have.

Pathway to net zero[(1)]

	2008	2015	2020	2021	2030	2050 or earlier
Milestone	**GHG targets set for 2015**	**GHG targets set for 2020**	**'Society 2030: Spirit of Progress' (SOP) targets set**	**Targets approved by the SBTi**	**'Society 2030: Spirit of Progress' targets due**	**Scope 3 net zero targets due**
Target		**2015 targets** -50% Scopes 1 & 2	**2020 targets** -50% Scopes 1 & 2 -30% Scope 3		Scope 1: net zero Scope 2: net zero Scope 3: -50%	Scope 1: net zero Scope 2: net zero Scope 3: net zero
Delivery		-33% Scopes 1 & 2	-50.1% Scopes 1 & 2 -33.7% Scopes 1-3			
		Baseline = 2007	**Baseline = 2007**		**Baseline = 2020**	

Pathway to delivery

Scope 1	Decarbonisation of direct operations by embedding energy efficiency and energy recovery into our processes and working towards using 100% renewable fuel and heat. Exploring innovations, partnerships and renewable energy certification.	Continue to explore innovations, partnerships and carbon removals to maintain compliance with our SBTi-aligned net zero commitment.
Scope 2	Continue switch to renewable electricity. Create additional renewable energy capacity to power our sites through on-site developments and using power purchase agreements (PPA).	Once we have achieved 100% renewable electricity by 2030 we will focus on moving towards more on-site/near-site generation.
Scope 3	**Packaging:** For example: low-carbon glass and aluminium manufacturing; packaging reduction; innovative glass coatings that support light-weighting, and moving towards circular packaging solutions. **Agriculture:** Regenerative agriculture programmes scale-up to reduce the emissions associated with crop growth. **Partnerships:** Mobilising the value chain by engaging, inspiring and activating our supplier and customer network to jointly decarbonise e.g. through the development of renewable energy solutions and increased carbon emission understanding and transparency. **Collaborating across the business:** Cross-functional governance structure in place creating shared Scope 3 delivery responsibility.	

Focus on progress: We continually test our decarbonisation progress through reports that assess the sufficiency of our plans to deliver our in-year, 2030 and 2050 targets. Decarbonisation plans are in place across our site footprint and we monitor them through performance management and strategic business reviews. Through Diageo Sustainable Solutions (DSS) and supplier collaboration, we identify opportunities to partner and innovate, driving systems change within the beverage industry. We may need to use high-quality certified carbon offsets to neutralise hard-to-abate residual emissions, though we anticipate these being no more than 5-10% of our baseline.

(1) This is an estimate based on current management expectations; the underlying assumptions and future developments may change over time, which would cause changes to management expectations and this information. See pages 73-78 for more about the potential impact of climate change on Diageo and our current plans to manage and mitigate risks.

Our risk assessment and scenario analysis show us that consumer behaviour is an important transition risk, and companies who don't decarbonise their operations will suffer as consumers increasingly demand more sustainable products. Also, decarbonisation requires investment. But by working with suppliers to innovate in low-carbon manufacturing techniques for glass production, for example, we help to accelerate towards a low-carbon world while benefitting from the experience that comes from early innovation.

(2) Four carbon-neutral facilities have been assessed and certified using PAS2060 – Carbon Neutrality Standard and Certification (Scope 1&2, Direct Operations boundary) as reducing emissions aligned to an equivalent net zero trajectory with <5-10% of residual emissions neutralised using purchase of carbon offsets.

Emissions from our direct operations

Target by 2030

Become net zero carbon in our direct operations (Scopes 1 and 2)

Percentage reduction in absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)) from the prior year

5.4%[Δ]


14.7%
Target 100%
2020
2023
2030

In fiscal 23, as part of our ambition to decarbonise our operations to decouple growth from emissions, we continued to reduce our absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)), achieving a further 5.4% reduction on last fiscal year and a cumulative 14.7% improvement from our fiscal 20 baseline.

The main factor in reducing our emissions in fiscal 23 was our continued investment in renewable energy. We commissioned biomass facilities at sites in Kenya and Uganda, bringing significant emissions reductions of approximately 42,000 tonnes CO_2e over the course of the year. We increased on-site bioenergy use at facilities in Scotland and Turkey and also replaced fossil fuel with liquid biofuels at two of our whisky distilleries in Scotland. We have also implemented continuous improvement initiatives across a number of sites, and continued to use certificate-backed renewable natural gas at facilities in the UK and Canada.

To reach our 2030 SBTi-approved near-term target for direct operations, we must reduce our emissions by more than 95% from our 2020 baseline. We continue to invest in carbon-neutral facilities, in addition to our four carbon-neutral distilleries[1] in Scotland and North America. We are designing new sites in Mexico, Canada, Ireland and China to be as efficient and low-emitting as possible.

Target by 2030

Use 100% renewable energy across all our direct operations by 2030

Change in percentage of renewable energy across our direct operations in fiscal 23

1.9%


45%
Target 100%
2020
2023
2030

This year, 45% of all the energy consumed at our facilities came from renewable sources, an increase of 1.9% on last year. To achieve this, we have increased the use renewable electricity, fuel and heat. Our improved performance in fiscal 23 was driven largely by the electrification of our sites, our efforts to source renewable electricity and our investment in biomass technology.

As a signatory of the RE100 initiative, with a target to reach 100% electricity from renewable sources by 2030, we are proud that we are already ahead of our 2025 target of 50% renewable electricity, reaching 86.7% this year, up from 85.6% in fiscal 22. We have invested in 100% renewable electricity sites like our Lebanon all-electric distillery in North America. Comprising approximately 8,000 panels that will add 4.1MW of renewable electricity generation capacity. As well as reaching 100% renewable electricity ourselves, we encourage our suppliers to use more electricity through power purchase agreements (PPAs) and support additional power generation opportunities in our markets.

This year we have increased our use of renewable thermal energy by 1.3% compared to last year across our global operations. The start up of three biomass facilities at our sites in Kenya and Uganda produced our biggest single increase in renewable thermal energy use, a 25% increase in renewable fuel and heat across our Africa market compared to fiscal 22. We also increased energy output from on-site biomass and biogas plants and introduced renewable biofuel at two sites in Scotland. As we make renewable energy advances across our operations, we have reduced our usage of certificate backed renewable gas.

We are a significant enabler of the generation of biomethane in Scotland through the supply of Diageo distillery co-products. This is used by third parties as a feedstock to generate green gas, which is injected into the natural gas network. We then reuse the resulting renewable gas in our distilleries, with 23% of the green gas used by our sites in Scotland derived from our own feedstocks this year.

Emissions from across our value chain

Target by 2030

Reduce our value chain (Scope 3) carbon emissions by 50%

Percentage reduction in absolute greenhouse gas emissions ($ktCO_2e$) from the prior year

1.2%


(20.7)%
Target 50%
2022
2023
2020 baseline
2030

We continue to refine our understanding of our baseline and footprint, including our supplier network, after reviewing our total value chain footprint and associated emissions in 2023. This year our Scope 3 CO_2e emissions decreased by 1.2% but we remain behind our 2020 baseline by 20.7%.

Our emissions derived from packaging decreased due to reductions in volumes, as well as decarbonisation activities including glass light-weighting, carton removals, and switching to lower-carbon materials. This was partly offset by increased emissions attributed to capital goods, including investments in plants that enable our low-carbon transition.

We are navigating the complexities of Scope 3 to ensure we achieve our reduction targets, and enable impactful change up and down the value chain by working with our suppliers, our peers and the wider beverage industry.

As well as reducing Scope 3 emissions by 50% by 2030, we want to achieve a net zero value chain by 2050 or sooner. To achieve these targets, in common with many multinationals, we are working with global GHG accounting bodies and our suppliers to get more detailed Scope 3 data. As we refine our value chain data, we can be more specific about our GHG footprint, including refined categories of upstream and downstream Scope 3 emissions.

(1) Four carbon-neutral facilities have been assessed and certified using PAS2060 – Carbon Neutrality Standard and Certification (Scope 1&2, Direct Operations boundary) as reducing emissions aligned to an equivalent net zero trajectory with <5-10% of residual emissions neutralised using purchase of carbon offsets.

(Δ) Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

Total direct and indirect carbon emissions by region by year

Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO_2e)

Region	2020	2021	2022	2023
North America	127	125	100	**83**
Europe	152	129	144	**194**
Asia Pacific	32	10	10	**9**
Latin America and Caribbean	22	27	38	**26**
Africa	137	154	132	**89**
Diageo (total)	**470**	**445**	**424**	**401**

Streamlined Energy and Carbon Reporting (SECR)

	2020	2021	2022	2023
Total Global energy consumption (MWh)	3,310,388	3,392,923	3,557,760	**3,507,733**
Total market based (net) intensity ratio of GHG emissions (g CO_2e per litre of packaged product)	139	122	105	105$^{\Delta}$
Total UK energy consumption (MWh)	1,056,931	1,064,795	1,091,153	**1,249,306**
Direct (MWh)	924,022	927,917	951,302	**1,102,403**
Indirect (MWh)	132,910	136,878	139,851	**146,903**
Total UK direct and indirect carbon emissions (kt CO_2e)	86	71	84	**136**
Scope 1	86	71	84	**136**
Scope 2	–	–	–	**–**

(Δ) Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

Moving towards regenerative agricultural sourcing

Our supply chain connects us to communities around the world. This gives us the chance to make a positive social and environmental impact by enhancing livelihoods and promoting regenerative agriculture.

One of the foundations of our regenerative agriculture strategy is our Sustainable Agriculture Guidelines (SAG), which set out the principles we expect our agricultural raw materials suppliers to adopt to make farming more regenerative. We work with suppliers and farmers across our supply chains to implement, assess and scale regenerative practices.

This work also helps make our supply chain more resilient. Our assessments show the possible impacts of climate change on agricultural commodities, and that they are vulnerable to climate hazards including water stress, temperature rises and flooding, particularly where the commodities only grow in one country.

We work with communities to help them adapt and build resilience through our 'Preserve Water for Life' strategy, implementing regenerative agricultural practices and developing climate-resistant variants of agricultural crops. We are also exploring alternative crops to build diversity and enhance resilience in crop systems and across our raw materials portfolio. By working with farmers in this way, and by giving them skills and resources, we make them and their communities economically, environmentally and socially stronger, as well as strengthening our own supply chain.

Positive partnerships

Target by 2030

Develop regenerative agriculture pilot programmes in five key sourcing landscapes

Number of regenerative agriculture pilot programmes initiated

1


1
Target 5
2022
2023
2030

We are committed to partnerships with farmers to help them implement projects to test new regenerative farming approaches and practices, measure the results and share what we learn. By following regenerative practices, agriculture can restore soil health and fertility, boost biodiversity, protect watersheds and promote ecological resilience. By focussing on life above and below ground, everyone benefits from regenerative agriculture from the farmer to the ecosystem.

We also continue to build our understanding of the agronomic context across our key crops and sourcing regions, working with agronomic partners and our suppliers, growers and farmers. We are currently conducting assessments in the United Kingdom, United States, India, Brazil, Mexico and East Africa for barley, wheat, corn, rice, sugarcane, agave and sorghum production systems.

Guinness barley programme

Discovering how to lower farming's footprint

In Ireland, our programme looking for ways to lower-carbon emissions of barley production for Guinness is in its second year, with 45 farmers now participating. Data from 1,125 soil samples showed that three quarters of the soil's carbon footprint is from nitrogen fertilisers. This shows there's potential to reduce emissions by at least 30% from the baseline year through regenerative practices and low-carbon fertilisers.

We also supplied barley farmers with cover crops, which fix nitrogen and carbon in soil, and quantified biomass they generate.

Local sourcing

Target by 2030

Provide all local sourcing communities with agricultural skills and resources, building economic and environmental resilience (supporting 150,000 smallholders)

Number of smallholder farmers in our supply chain supported by our smallholder farmer programme in fiscal 23

12.9k


12.9k
Target 150k
2022
2023
2030

Where low yields and quality issues threaten smallholders' income, we work with suppliers, research organisations and other partners to build more resilient local supply chains. This has included developing more climate-resistant and higher-yielding varieties of sorghum adapted for Kenya and Ghana.

We are on course to reach our target of supporting 150,000 smallholders by 2030, after supporting nearly 13,000 farmers in fiscal 23 with sustainable development.

We have worked mainly in Kenya to test and learn from our approach to support our smallholders before expanding to the network of smallholders we source from. The programme focuses on training and enabling knowledge transfer for the transition to more resilient agriculture production systems. We trained smallholders on improving soil health, working with technical and implementation partners on the ground. We have also supported our smallholders with essential resources such as high-quality, certified seeds, distributing more than 100 tonnes of input at a subsidised rate to smallholder farmers.

Last year, we partnered with an agricultural technology provider to digitise our smallholder value chains. Starting with our primary crop for smallholder farmers, sorghum, we have rolled the technology platform out across Ghana, Kenya and Uganda in fiscal 23. We aim to broaden this to Nigeria and Tanzania. The technology acts as a valuable data source. We aim to use it to tailor our offering to smallholders based on their needs, while monitoring changes to baseline data to make sure our interventions have an impact on the ground. To help accelerate change for smallholders, we launched challenges through Diageo Sustainable Solutions, encouraging innovators to pitch ideas relating to soil biodiversity, carbon (relating to soil health) and water.

To clarify farming communities' needs, we have used the main communication method in our sourcing regions: radio. Working with local agricultural radio shows and Farm Radio International, we are looking to understand farmers' challenges to help us target our support. Together, we ran a six-week series on 'Farming as a Business', discussing challenges to women in agriculture and the support available to farmers. Listeners could freephone to submit views in their local dialect across eight radio stations in Ghana and Uganda.

Making packaging more sustainable

Consumers are rightly demanding more sustainable products and legislation continues to drive industry changes. We are committed to reducing our value chain's carbon footprint by reducing packaging and increasing the recycled content in the packaging we produce. We are also developing circular business models and designs, which allow for more reusable and refillable packaging.
By becoming sustainable by design in packaging, we reduce our carbon footprint, by using fewer materials in production and by limiting emissions when the packaging reaches the end of its life. We buy most of our packaging materials, so partnerships are crucial to achieving our ambitions. An example is Diageo Sustainable Solutions (DSS), where we partner with technology innovators, customers, suppliers and researchers to spot potential technology breakthroughs and pilot them, with the ultimate aim of scaling them to increase their impact.

Examples of how we are reducing our packaging footprint include:

- Pioneering net-zero glass bottles – In December 2022, we announced our partnership with Encirc, a leading glass manufacturer and co-packer, to create the world's first net zero glass bottles at scale by 2030. The new furnace at Encirc's plant in Cheshire, United Kingdom, will reduce carbon emissions by 90% with an energy mix of green electricity and low-carbon hydrogen. We expect that carbon capture technology will capture the remaining carbon emissions by 2030. The furnaces are expected to be fully operational by 2027 and to produce up to 200 million Smirnoff, Captain Morgan, Gordon's and Tanqueray bottles a year by 2030.
- Leading the way to sustainable aluminium – We have invested in a groundbreaking project to create a circular economy for aluminium in the United Kingdom. We are funding a new consortium (BACALL – British Aluminium Consortium for Advanced Alloys), which will build a plant to provide recycled aluminium for more than 400 million cans of Guinness and pre-mixed Gordon's and tonic, significantly reducing our carbon emissions while also creating jobs in the United Kingdom.

Reducing packaging weight and increasing recycled content

Target by 2030
Continue our work to reduce total packaging and increase recycled content in our packaging (delivering a 10% reduction in packaging weight and increasing the percentage of recycled content in our packaging to 60%)

Percentage reduction of total packaging (by weight) in fiscal 23 **4.4%**


(14.9)%
Target 10%
2022
2023
2020 baseline
2030

In fiscal 23, we reduced packaging weight by 4.4% compared to fiscal 22, but this was 14.9% above our 2020 baseline because we have increased production from fiscal 20 to fiscal 22. In fiscal 23, we removed 141 million cartons from some of our Johnnie Walker and scotch brands. We have reduced weight in our primary scotch portfolio by moving some of our bottles into standard, more lightweight formats, allowing us to take some heavier formats out of the portfolio. These changes have saved almost 4,000 tonnes of glass and 9,170 tonnes of board in fiscal 23. From fiscal 24, we will continue to embed our Design for Sustainability packaging guidelines, emphasising use of lightweight glass and recycled content. We also continue to encourage bars, restaurants and other on-trade outlets to support the reuse of packaging.

Change in percentage of recycled content (by weight) in fiscal 23 **(1.2)%**


39%
Target 60%
2020
2023
2030

Recycled content now makes up 39% of our packaging, down 1.2% on fiscal 22. This is because of a shortage of cullet, a feedstock for recycled glass, in the United Kingdom and North America. We continue to face challenges in sourcing quality recycled glass and PET (polyethylene terephthalate), though we are working with suppliers and industry peers to strengthen recycling infrastructure.

Despite the challenges, we have made positive changes, moving Johnnie Walker Gold Label Reserve from 0% recycled content to 40% and trialling Johnnie Walker core sizes with increased recycled content. We also launched Talisker x Parley: Wilder Seas in the brand's first 100% recycled bottle.

Pioneering a lighter bottle
In 2021, we launched a challenge to develop lightweight bottles through Diageo Sustainable Solutions. This led to us working with glass industry consultants EXXERGY, which has developed an innovative glass coating technology that could enable us to use lighter glass for bottles, without reducing their strength. We invited strategic supply chain partner Ardagh Group to collaborate, and they engaged manufacturing software specialist Dassault Systèmes to support with testing the EXXERGY coating. We have been testing the coating through industry-first lab-based and virtual trials. Virtual trials allow us to develop innovations using real-time digital representations of products and processes, which reduces time, cost, energy and raw materials. After the trials, we will test the thinner glass on our Johnnie Walker bottles. Through this collaboration, we hope to significantly reduce the raw materials needed to create a bottle, and the overall weight, so it takes less carbon to transport our bottles.

Target by 2030
Ensure 100% of our packaging is widely recyclable (or reusable/compostable)

Percentage of packaging recyclable (by weight) **97.9%**


Target 100%
97.9%
2020
2023
2030

In fiscal 23, 97.9% of our packaging was technically recyclable, using the same fiscal 22 methodology.

We have an ambition to adjust our recyclability metrics in line with market-differentiated recycling frameworks in the future.

Recycled content and recyclability of plastic

Target by 2025
Ensure 100% of our plastics are designed to be widely recyclable or reusable/compostable

Percentage of recyclable (or reusable/compostable) plastic used in fiscal 23 **11.2%**


72%
83%
Target 100%
2020
2022
2023
2025

In fiscal 23, we achieved 83.2% recyclability for plastics, an increase of 11.2% from last year. We continue to use the 'technically recyclable' definition. The remaining non-recyclable components are currently not replaceable, although we continue to explore alternatives.

Target by 2030
Achieve 40% recycled content in our plastic bottles by 2025, and 100% by 2030

Percentage of recycled content in our plastic bottles used **7%**


2020
3.2%
7%
Interim target 40%
Target 100%
2022
2023
2025
2030

In fiscal 23, we started projects in North America, Europe and Africa to increase recycled content in plastic bottles, particularly single-use formats, and achieved 7% recycled content in plastic bottles.

This year, in the United Kingdom we have moved our Johnnie Walker Red Label 1.75L bottles to 30% recycled PET. Our North America business achieved 26% recycled content in plastic bottles and in Africa we trialled 40% recycled content. In Ghana, we have partnered with the Mohinani Group to introduce the first bottle-to-bottle recycling plant in the country. In fiscal 23, 2,000 metric tonnes of plastic have been collected, with the aim of the plant being fully operational in fiscal 24. The plant will have a capacity to recycle 15,000 metric tonnes of plastic per year.

Also, our largest packaging site in Scotland has removed single-use shrink-wrap across a range of products, saving 67 metric tonnes of plastic per year, and delivering shrink-wrap-free drink flasks to 47 countries.

We will see these shifts continue in fiscal 24; sourcing recycled PET remains a priority.

Reusing and reducing waste

We manage around one million tonnes of waste each year. This includes 'co-products' from our production processes in the form of spent grain and other agricultural commodities. These co-products return to agriculture in the form of animal feed and fertiliser and are also used as feedstocks for biomass facilities. This helps reduce the environmental footprint of our agricultural supply chain and supports our regenerative agriculture programmes. By reusing scarce resources, we help improve the system that produces our key ingredients. In addition, we aim to divert all waste from landfill, so it is recycled or reused.

Reducing waste to landfill

Target by 2030

Achieve zero waste in our direct operations and zero waste to landfill in our supply chain

Percentage reduction in total waste sent to landfill from the prior year 35.5%$^{\Delta}$


200 Tonnes
180 tonnes
279 tonnes
2023: Target Met
2022

Globally, the total volume of waste diverted from our direct operations to landfill was 180 tonnes this year (vs 279 tonnes in fiscal 22), which is below our zero waste to landfill de minimis threshold of 200 tonnes. We recycle, reuse and recover more than 99.98% of waste from our global operations either for our own reuse or in partnership with local agricultural communities and energy and waste handlers. Our performance in fiscal 23 means we have achieved a key milestone in fulfilling our 2030 direct operations zero-waste commitments.

In the second half of fiscal 23, we launched an initiative with our suppliers and KPMG to fully understand the waste in our supply base. The project will look for ways to change how we approach waste management across our Tier 1 supply chain by avoiding waste to landfill and recovering and recycling more waste by 2030. Our commitment to a more sustainable and less wasteful supply chain is also reflected in our marketing, where our point-of-sale (POS) project is working towards guidelines for sourcing better materials for experiential marketing, as well as designing POS and campaign props for reuse.

Last year, we reported that a third-party contractor at one of our facilities in Australia had incorrectly diverted waste material to landfill. This prompted a global review in fiscal 23 of more than 350 waste handlers and our own internal waste management practices, aiming to strengthen our controls and avoid similar issues in the future. This hadn't been possible during the Covid-19 pandemic because of restrictions on site visits. The review of waste handlers identified 111 metric tonnes of waste that hadn't been accounted for in fiscal 22, taking the total volume of waste sent to landfill to 279 tonnes. We have now included this in waste-to-landfill volumes for fiscal 22, representing 0.028% of the 984,057 tonnes we handled in that year. We'll continue to assess our waste handlers regularly and improve our internal controls to maintain our zero waste to landfill status.

We consider we have achieved zero waste to landfill if we have disposed of less than 0.2% of baseline waste-to-landfill volume during the year. This volume equates to 200 tonnes and excludes any waste we are required to send to landfill under local regulations.

(Δ) Within the scope of PricewaterhouseCoopers LLP's (PwC) independent assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

How we have reported consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

In preparing our disclosures, we have taken into consideration the TCFD all sector guidance.

TCFD recommendation	Compliance
GOVERNANCE See page 72	
a. Describe the board's oversight of climate-related risks and opportunities.	Yes. See page 72.
b. Describe management's role in assessing and managing climate-related risks and opportunities.	
RISK MANAGEMENT See pages 73-78	
a. Describe the organisation's processes for identifying and assessing climate-related risks.	Yes. See pages 73-78. Having completed comprehensive risk assessments our focus is now on ensuring appropriate adaptation plans are in place for all risks identified.
b. Describe the organisation's processes for managing climate-related risks.	
c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	
STRATEGY See pages 78-86	
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	We have described risks and opportunities for our business in >95% of our operating locations, as well as the impact of those risks and opportunities on our strategy. We have modelled the resilience of our strategy under three climate-related scenarios. See pages 243-245. As a next step we are exploring the further development of our scenario analysis capability and associated tools.
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	
METRICS & TARGETS See pages 79-86	
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Yes. See pages 79-86.
b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks.	Yes for Scope 1 and 2. See page 82. We are working with global GHG accounting bodies and our suppliers to get more detailed Scope 3 data. As we refine our value chain data, we can be more specific about our GHG footprint, including refined categories of upstream and downstream Scope 3 emissions.
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Yes. See pages 79-86.

Effective risk management

Well-managed risk-taking lies at the heart of our Performance Ambition. Effective risk management drives better commercial decisions, protects our assets and supports a growing, resilient and sustainable business.

Our approach

We believe that effective risk management starts with the right conversations to drive better business decisions. Our primary focus is to identify and embed mitigating actions for material risks that could impact our current or future performance, and/or our reputation. Our risk management efforts aim to be holistic and integrated, bringing together risk management, internal controls and business integrity, ensuring that our activities across this agenda focus on the risks that could have the greatest impact. We have recently reviewed and refreshed our principal risks, our risk appetite, and our approach to risk management. Our approach is also structured to ensure that we take all reasonable steps to mitigate, but not necessarily eliminate, our principal risks in this context.

Accountability for managing risk is embedded into our management structures, an annual risk assessment establishes mitigation plans and monitors risk on a continual basis.

Our Executive Audit & Risk Committee (ARC) regularly assesses risk, and the Audit Committee, acting for the Board, independently reviews the assessment. The ARC meets quarterly and receives regular reports on the risks faced across the business and the effectiveness of the actions taken to mitigate these risks. We use internal and external data to monitor our risks and to make proactive interventions. We also establish cross-functional working groups and use expert advice where necessary to ensure significant risks are effectively managed and, where appropriate, escalated to the ARC and Audit Committee for consideration.

Further details about our risk management approach are described in the Corporate governance report on page 108 and in the Audit Committee report on pages 117-122.

Our principal risks

The Audit Committee considers principal risks to be the most significant risks faced by the group, including those that are the most material to our performance and that could threaten our business model or future long-term performance, solvency or liquidity. They do not comprise all the risks associated with our business and are not set out in priority order. Additional risks not known to management, or currently deemed to be less significant, may also have an adverse effect on the business.

Risk appetite

The ARC and the Audit Committee have defined the group's risk appetite across our risk categories (Strategic, Financial, Operational and Regulatory). A three-point risk appetite scale (Averse, Cautious and Open) and appetite ratings have been applied, using both quantitative and qualitative criteria that align to the delivery of our Performance Ambition. This category-led approach enables practical application of risk appetite thresholds to all business risks, which informs the level of mitigation required. Examples of risks for which we have an averse appetite include risks that could: harm our people; impact product quality; cause us to market irresponsibly or act without integrity; and be non-compliant with laws and regulations, including those relating to financial reporting.

Risks that can be partially mitigated through insurance are also identified and evaluated. We focus our insurance resources on the most critical areas or where there is a legal requirement, seeking a balance between retained risk and risk transfer. As insurance markets are getting tighter, this is an area we continue to monitor.

Emerging risks

The ARC and Audit Committee formally review emerging risks. Our Strategy and Global Audit and Risk teams undertake horizon-scanning to monitor any potential disruptions that could dramatically change our industry and/or our business, from both a risk and opportunity perspective, for the Executive Committee to understand the changing landscape and take appropriate actions.

We are currently monitoring a number of emerging risks across the business. There is a risk to our brands emerging from consumers making brand choices which reflect their increasingly polarised socio-political views. Macro-economic and financial risk has also increased since last year as persistently high levels of inflation and interest rate hikes have resulted in cost-of-living crises and instability in financial markets across many countries in which we operate. We are in the first year of a five-year global programme to transform and digitalise processes. As a result, the scale of the impact on our business, resources, and ways of working represents an emerging risk as we navigate through the programme.

This list does not include all of our risks, and the risks listed are not set out in order of priority.

Gross Risk Movement refers to the gross movement in the risk, before mitigations and controls, from the prior year.

Risk and impact	Mitigation plans	Gross Risk Movement
1. Climate change and sustainability EG CVC CT EP V Physical and transition climate change risks, including water stress, extreme weather events, temperature rises and increased regulation, may result in increased volatility in the supply of raw materials, production costs, capacity constraints and higher costs of compliance. The failure of the business to meet our sustainability goals could result in loss of licence to operate, financial loss and reputational damage amongst customers, consumers, investors and other stakeholders. The collective climate action failure to meet sustainability goals may result in severe warming of 4-5°C as per IPCC scenario RCP8.5 modelling.	**Core mitigations:** • The cross-functional Climate Risk Steering Group sets our strategy for ongoing climate risk assessment, and manages associated opportunities and risks, while continuing to develop our approach to climate change risk reporting (see page 71). Resource-scarcity issues have been identified and mitigated, especially within agricultural ingredient sourcing, and manufacturing, water and energy. • Physical risk exposures have been identified for sites assessed in North America and Scotland, Africa, Mexico, India, and Turkey and being built into site and category risk footprints. • 'Society 2030: Spirit of Progress' ambition was launched and operationalised to deliver against key targets and longer-term goals. • Water blueprint was defined and operationalised in water-stressed locations. • Communication programmes are in place to share impact, strengthen reputation and support advocacy platform. • Carbon pricing is being assessed as an internal mechanism to drive deeper understanding of the impact of our energy choices. • Our TCFD modelling and mitigation plans incorporate the risk of a 4-5°C climate change scenario, which may arise as a result of collective climate action failure. **Developments in F23:** • Progress against our 'Society 2030: Spirit of Progress' targets (see pages 79 - 86). • Further multi-year climate change risk assessments and scenario analysis performed in Latin America and Caribbean, Asia Pacific, and Europe to evaluate short and long-term impacts from physical and transition risks. • We have further increased resource dedicated to the mitigation of climate impact within our sustainability, sourcing, and finance teams. • Our response includes mitigations, (action to reduce our impact on climate change), and adaptations, (action to reduce the impact of climate change on our operations).	**Increasing:** ▲ Climate action failure, extreme weather and biodiversity loss top the list of the globe's highest risks, with regulations and government interventions expected to continue to increase. Transition climate risk is expected to increase in likelihood due to the acceleration of regulatory efforts to control global warming. In addition, transition risks associated with increased customer and consumer awareness and action on climate change are likely to accelerate.
2. Regulation, trade barriers and indirect tax EG CVC CT V Post pandemic, we see risks associated with geopolitical tensions, global inflation and debt crises which cause pressures on public finances, resulting in the need to raise new tax revenue. In addition, public health concerns may lead regulators in major markets to ban or restrict the marketing or sale of alcohol, while increased trade tensions and/or fiscal pressures may prompt the introduction of additional trade barriers and/or disproportionate tax increases, all of which may result in financial loss.	**Core mitigations:** • We run multi-year public policy campaigns to minimise risk and unlock tax, trade and regulatory opportunities. • We have active involvement with the United Kingdom, the European Union and the United States authorities to prevent escalation of tariff tensions and promote free new trade agreements. • Our positive drinking programmes are supported by a global industry platform to promote responsible drinking and tackle spirits discrimination. • We practice evidence-based engagement to build trust and reputation with governments, health ministries and other stakeholders. **Developments in F23:** • We have continued to prioritise the execution of public policy campaigns in all markets, to minimise risks and unlock tax, trade and regulatory opportunities.	**Increasing:** ▲ Pressures on public finances and public health concerns are increasing. This has resulted in an increasing likelihood of changes in regulations, trade barriers or indirect tax to mitigate increased inflation and debt crises.

Strategic outcomes
EG Efficient growth · CVC Consistent value creation · CT Credibility and trust · EP Engaged people · V Risk included in viability assessment

Gross Risk Movement
▲ Increasing · ▼ Decreasing · ▶ Stable

Risk and impact	Mitigation plans	Gross Risk Movement
3. Geopolitical volatility and business interruption EG CVC CT EP V Geopolitical forces, primarily driven by the Russia/Ukraine conflict (but also several other vectors globally), coupled with macro-economic stress, increase the likelihood of international and domestic tensions, disputes, conflict, unrest, and crime. A significant interruption to our business due to external events or a global health emergency could restrict access to our products, negatively affect our operations and brands, or pose a threat to the safety of our employees; any of which could have a negative impact on our commercial and financial performance. Upcoming election cycles in key markets including the US, UK and Europe are likely to lead to increased volatility.	**Core mitigations:** • We have global policies in place to prioritise the health and safety of our people. • There is a Global Business Continuity Programme in place, including training, to enhance our capability to react effectively to a crisis and minimise disruption. • Global supply chain risk programmes improve our ability to maintain operational processes through volatility, thereby increasing our resilience. • Multi-channel product availability enables consumers to flexibly continue to purchase our products. • Insurance policies are in place to protect against the financial consequences of covered events. • Our Global Corporate Security Policy ensures appropriate security measures are in place across all markets and sites. • Global 'Flex Philosophy' on working patterns and home working are well-embedded and support business continuity. **Developments in F23:** • WHO declaration that the global health emergency was over, and restrictions were widely lifted. • The business has reacted to manage the impact of the Ukraine conflict, which included closing down our Russia business unit, supporting employee safety in Ukraine, and continuing to monitor for potential escalation and broader impacts. • The geopolitical situation in Europe, with the Russian invasion of Ukraine, has continued to impact business. We announced that we would wind down our business in Russia in June 2022.	**Stable:** New risk categorisation.
4. Macro-economic and financial volatility EG CVC V Failure to react quickly enough to changing macro-economic conditions and financial volatility could erode consumer confidence and adversely impact financial performance. Macroeconomic conditions include inflationary pressures, unemployment and global trade tensions. Financial volatility risk could arise from variability in financial markets, interest rate fluctuations and currency instability.	**Core mitigations:** • We monitor locally and globally key business drivers and performance to prepare for rapid changes in the external environment. • Central hedging and currency monitoring take place to manage volatility which arises. • Group-level strategic analysis and scenario planning is managed at both a global and a local level, to strengthen market strategies and risk management across the business. • We have multi-country investment and local sourcing strategies. • There are dedicated cross-functional steering groups to manage acute issues including inflation. **Developments in F23:** • Advanced analytics have been introduced to scenario plan volume ranges over a longer time period, allowing better mitigation against changes in the external landscape. • Scenario-planning has been embedded into Executive and Board meetings and integrated into the strategic planning cycle. • Inflation has remained high and has reduced more slowly than expected in many countries. High levels of inflation are expected to continue in the short to medium-term. • Foreign exchange volatility has increased across several of our markets.	**Stable:** New risk categorisation.

Risk and impact	Mitigation plans	Gross Risk Movement
5. International direct tax EG CVC CT V Changes in the international tax environment may lead to an increased cost of compliance, an increase in our effective tax rates and/or unexpected tax exposures and additional uncertainty, which could result in financial loss.	**Core mitigations:** • We monitor and, where appropriate, express views on the formulation of tax laws either directly or through trade associations or similar bodies. • We continuously monitor the international tax landscape for new taxes and tax legislation introduced and work on improving tax processes, data, and system capabilities to enable us to ensure compliance. • We are continuing the implementation of our tax transformation programme, to standardise, centralise and automate tax activities and controls where possible. • We continue to review and adapt our global transfer pricing policies to ensure profits are taxed in line with business activities and economic substance. **Developments in F23:** • We continue to monitor tax laws, and progress the implementation of our tax transformation programme. The Organisation for Economic Cooperation and Developments (OECD) work on digitalisation will likely impact how and where multinationals are taxed, for example, through the implementation of a global agreement on a minimum effective tax rate under the Pillar Two rules. • The risk of unilateral tax measures (increased rates, new taxes, new extra-territorial measures) may increase if the OECD isn't successful in generating the consensus required to implement its proposals at scale.	**Stable:** ▶
6. Supply chain disruption EG CVC CT V Supply chain disruptions can be induced by a range of reasons, including and not limited to, geopolitical tension, changes in commodity markets, increasing likelihood of severe weather events, cybersecurity threats across the end-to-end supply chain, macro-economic instability (such as inflation) impacting the responsiveness from our suppliers, regulatory changes and changes in customer and consumer behaviours. Supply chains are likely to be expected to operate in this 'never normal' for the near to mid-term. The occurrence of these events are likely result in impacts to supply chain lead times and sufficiency of supply and therefore may have a negative impact on our commercial and financial performance.	**Core mitigations:** • We have aligned our operating strategy across the supply chain. • We have enhanced our digital infrastructure through the use of Artificial Intelligence and automation to simplify decision-making. • The use of real time analytics and insights has enabled us to proactively respond to changes in consumer demand. • Integrated Business Planning has been implemented, ensuring end-to-end decision-making. • We have worked with our suppliers to create ecosystems to ensure continued service and minimal disruption, moving away from single supplier models. • The number of packing operations and hubs that are closer to the markets has increased, creating more flexibility and responsiveness. **Developments in F23:** • We have focused on segmentation and the implementation of differentiated supply strategies. • We have secured additional capacity on key packaging components and with our ports, carriers and third-party logistics providers. • In addition, we have secured additional ocean capacity, moving 20% of shipments from Scotland from ocean to rail transport, and established visibility on lead times that have given us increased accuracy and visibility. • We continue to manage our product portfolio to drive harmonisation and simplification. • We have enhanced our digital infrastructure and capability through artificial intelligence and advanced automation roadmap. • We have incorporated both upside and downside scenario planning for better risk mitigation.	**Stable:** ▶

Strategic outcomes

EG Efficient growth · CVC Consistent value creation · CT Credibility and trust · EP Engaged people · V Risk included in viability assessment

Gross Risk Movement

▲ Increasing · ▼ Decreasing · ▶ Stable

Risk and impact	Mitigation plans	Gross Risk Movement
7. Cyber and IT resilience EG CVC CT V There is a rise in cyber attacks which impact supply chain operations and the manufacturing industry. Sophisticated cyber and IT threats (both within our network and at third parties), including those facilitated through breaches of internal policies and unauthorised access continue to be prevalent, and could lead to theft, loss and misappropriation of critical assets, such as personal and consumer data, and operational / production systems. Inadequate IT resilience arrangements and integration with legacy systems and our increasing dependence on third-party IT services and solutions could cause disruption to core business operations, including manufacturing and supply, resulting in financial loss and reputational damage.	**Core mitigations:** • Enterprise-wide cyber risk management processes and policies are in place. • We run a cyber security training and awareness outreach program, including regular phishing exercises. • We have an identity and access management framework. • IT and Operations Technology (OT) disaster recovery and business continuity testing takes place across key systems. • We monitor internal systems and respond to cyber threats. • We have information management and data resiliency measures across systems. • Assurance is in place over IT controls for key third-party managed systems. **Developments in F23:** • We have enhanced our cyber security operations and OT cyber capabilities across sites. • We are upgrading our enterprise resource planning system and associated processes to ensure they remain resilient.	**Increasing:** ▲ Geopolitical tensions are growing, and there is an increased likelihood of a more sophisticated cyber threat which could affect any organisation.
8. Business ethics and integrity EG CT EP There are increased regulatory expectations with new legal regimes being imposed, and a heightened enforcement stance being adopted across different markets. Lack of an embedded business integrity culture or any breach of our policies, relevant laws or regulations (including but not limited to anti-corruption, money laundering, global competition, human rights, data protection and economic sanctions) could result in significant penalties, financial loss and reputational damage.	**Core mitigations:** • Our Code of Business Conduct and supporting policies and standards set out compliance requirements which are then embedded throughout Diageo via regular training, communications, annual certification, and risk-based global and local engagement activities. • Robust whistleblower mechanisms for complaints to be raised, properly investigated and remedial actions taken. • Risk management process and assessment framework to identify, assess, mitigate, and monitor business and compliance risks. • Well-embedded control assurance programme and centralised second line of defence. • Third-party due diligence process supported by technology and central oversight. • Utilisation of data and analytics tools to proactively support risk identification, assessment, and ongoing governance. **Developments in F23:** • Significant updates have been made to our third-party due diligence by shifting core aspects of the process to a centralised team, which will leverage expertise, centralise oversight, and shorten on-boarding time frames. • We have updated our Code of Business Conduct and Countering Corruption policy to address anti-fraud more fully. • Values-based training and engagement have been deployed across all levels, with a particular focus on anti-retaliation, anti-bullying and leading with integrity. • New guidance has been developed around screening of third parties to address our growing Direct to Consumer business opportunities. • We have continued to enhance our governance processes around global human rights to ensure that human rights considerations are strengthened across all business operations and reflect emerging human rights regulations across the globe.	**Increasing:** ▲ Across the different markets in which we operate there are increasing regulations from the governing bodies, and the value of financial penalties imposed is also growing. This has resulted in an increase in both the likelihood and impact of the risk.

Risk and impact	Mitigation plans	Gross Risk Movement
9. Consumer demand disruption EG CVC CT V Consumer demand is increasingly disrupted as a result of heightened macro-economic volatility, with inflation and cost-of-living crises across many countries adversely impacting prices and consumer spending power. Consumer patterns are also being disrupted by, but not limited to, digital technology, health and lifestyle priorities, altered consumption behaviour, and new formats and technologies. Inability to respond and adapt our products or processes to these disruptive market forces could impact our ability to effectively service our customers and consumers with the required agility, and result in financial loss.	**Core mitigations:** • We have a highly diversified portfolio of brands sold across the world, to ensure broad coverage of consumer occasions, geographies, trends and price points. • We operate a rigorous process of strategy development and governance at corporate and market level, using a suite of propriety and third-party data tools, including our Brand Guidance System, Global Performance Suite and Consumer Choice Framework. • We perform a systematic review of emerging consumer and route to consumer trends at market and brand level. • We focus our innovation on our strategic priorities and the biggest consumer opportunities, through global brand extensions and new-to-world products. • Our Demand Radar system provides enhanced demand forecasting capability at market and category level, allowing us to optimise marketing investment. • Using our Volatility Tracker tool, we can review changes in consumer attitudes and spending, both within our category and across the wider consumer economy. **Developments in F23:** • Consumer behaviour and drivers of choice are fragmented, as consumers increasingly make product choices reflecting their personal socio-political values. • We are investing in our social listening capability to improve our understanding and semantic analysis of online consumer signals.	**Stable:** ▶
10. Product quality and counterfeit EG CT Accidental or malicious contamination of raw materials or finished product, and/or ineffective brand protection and intervention to address counterfeiting of our products supplied to market, could cause harm to consumers, damage our corporate and brand reputation and pose potential threats to our people due to the illicit nature of organisations involved in counterfeiting activities.	**Core mitigations:** • We use food safety system standards (FSSC 22000) in place for our owned brewing and packaging sites. The majority of these sites are certified, with the exceptions being newly acquired and redeveloped sites, where we are upgrading the systems to meet the standards. • We monitor the FSSC 22000 certification of third-party sites and exercise our right to audit where necessary. • Regular risk assessments are undertaken against our food fraud and food threat standards. • We have also initiated a programme to strengthen and expand our global quality standards to bring further rigour to our quality ways of working for specific categories of products. The initial focus of this work is non-alcoholic and ready to drink products where we are harmonising our quality standards. • Anti-counterfeiting measures embedded in our packaging deter against reuse, making our products more difficult to copy and enabling rapid authentication. • We operate an active programme to identify high-risk areas, engage with customs and law enforcement authorities, and participate in industry initiatives to monitor and prevent counterfeiting activity, pursuing enforcement and prosecution where possible. • We run an online monitoring and takedown programme across high-risk e-commerce and social media platforms, and directly engage with many platforms to create awareness and stop counterfeit listings. **Developments in F23:** • The geopolitical risk in Eastern Europe (including Russia) brings increased risk of counterfeit as it creates porous borders; while the growth of tequila has seen a rise in counterfeit tequila cases in a number of markets. • Our Global Track and Trace Standards have been strengthened and rolled out across Supply. Annual tests and audits are in place. • The risk of a product quality issue remains stable, though material sourcing challenges mean that we need to maintain and implement our standards effectively to mitigate this additional risk. The number of food safety alerts raised by regulatory authorities is rising. • We have further developed and standardised our approach to monitoring known and emerging food safety risks associated with the spirits category, by expanding our global spirits product integrity testing programme. • We have strengthened our investigation capabilities, with a new vendor wholly focussed on identifying the source of counterfeit packaging impacting cross-border counterfeit trade. • We continued the roll-out of upgraded liquid authentication machines. • We have upgraded our approach to identifying the source of counterfeit packaging and authentication.	**Stable:** ▶

Strategic outcomes

EG Efficient growth · CVC Consistent value creation · CT Credibility and trust · EP Engaged people · V Risk included in viability assessment

Gross Risk Movement

▲ Increasing · ▼ Decreasing · ▶ Stable

Viability *statement*

The Directors have reviewed the long-term prospects of the group in order to assess its viability. This review considered the activities and principal risks of the group, together with factors likely to affect the group's future performance, financial position, cash flows, liquidity position and borrowing facilities, as described in this Annual Report.

Assessment

In order to report on the long-term viability of the group, the Directors reviewed the overall funding capacity and headroom available to withstand severe and plausible downside events, and carried out a robust assessment of the relevant principal risks facing the group, including those that would threaten its business model, future performance, solvency, or liquidity. This assessment also included the review and understanding of mitigating factors for each principal risk. The risks and mitigating factors are summarised in this Annual Report.

The viability assessment has three parts

First, the Directors considered the period over which they have a reasonable expectation that the group will continue to operate and meet its liabilities. A three-year period is considered appropriate for this viability assessment as this period is covered by the group's strategic plan and carries a high level of confidence in assessing viability.

Second, they considered the potential impact of severe but plausible scenarios over this period, each of which contain a combination of principal risks. None of the scenarios individually or in aggregate would cause Diageo to cease to be viable. A summary of the severe and plausible risks modelled, and the level of severity reviewed is included below.

Thirdly, they considered the group's sources of liquidity to fund both the strategic plan and the impact of the severe scenarios over this period. Diageo has continuous access to the debt capital markets and committed facilities over the viability period, including the ability to refinance any maturing debt, or meet new funding requirements at commercially acceptable terms. The group's liquidity is supported by a healthy balance of short-term and long-term debt programmes and £2.7 billion of committed credit facilities, if required. The group also has flexibility in reducing discretionary spending, including acquisitions and capital expenditure, as well as temporarily suspending/reducing its return of capital to shareholders (dividends or share buybacks).

Risk scenarios modelled	Description and severity	Principal risks
Global economic downturn	Prolonged global stagflation compounded by heightened geopolitical tensions and sharp economic challenges, including large interest rate hikes, sustained foreign exchange volatility and instability in the financial markets. This results in lost sales, through reduced consumer confidence, greater volatility amongst our customers and suppliers, and heightened price sensitivity. Cost-of-living increases lead to rising industrial unrest at supply sites and increases in interest rates result in financial institution and/or credit market-related failures. Sales: Reduction in volumes across the three-year period, and consumer downtrading, with reduced price increases.	Geopolitical volatility and business disruption Supply chain disruption International direct tax
Increased geo-political tensions	Increased geopolitical tensions result in a spike in cyber attacks, impacting supply operations across multiple Diageo sites and resulting in production downtime. Heightened tensions also result in disruptions to Diageo's route to market and adversely impact on consumer demand for and/or availability of Diageo products, negatively affecting sales. Sales: Lost sales from adverse impact on consumer demand/availability, production downtime and route to market disruption.	Cyber and IT resilience Geopolitical volatility and business disruption Consumer demand disruption
Consumer choice changes and regulatory impact	Consumer preferences move away from alcohol consumption driven by changing lifestyle priorities and social habits. Consumer demand becomes more fragmented as consumers make product choices reflecting their personal socio-political values, and as a result of a perceived misalignment with Diageo or its products, consumers do not purchase our products, thereby negatively impacting our sales and profitability. In parallel, large public debt levels and/or increased anti-alcohol pressure lead governments in major markets to impose significant excise increases, restrictive trade measures or other excessive regulatory measures. Sales: Loss of sales to the non and low-alcohol segment, and reduced sales growth due to the fragmentation of consumer demand.	Regulation, trade barriers and indirect tax Consumer demand disruption
Climate change and natural hazard	Increasing global temperatures impact our ability to make products due to constrained water supply, leading to a rotational short-term shutdown occurring across some of our water-stressed sites. Climate change drives increasing costs of raw materials, while the acceleration of taxation against carbon use increases our operational costs. Extreme weather events occur more frequently, impacting our supply facilities, causing production outages. The assumptions associated with this scenario are based upon our TCFD scenario modelling, and applied to a three-year period. Sales: Loss of sales due to operational outages as a result of disruption to production at water-stressed sites, and the impact of extreme weather events.	Climate change and sustainability Supply chain disruption Geopolitical volatility and business disruption
Combined scenarios	The highly unlikely event of the combination of all of the above scenarios occurring at the same time.	

Management has prepared cash flow forecasts which have also been sensitised to reflect severe but plausible downside scenarios, taking into consideration the group's principal risks. In the base case scenario, management has included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. Even under the severe downside scenarios, the group's cash position is still expected to remain strong. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending, such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Conclusion

On the basis described above, the Directors have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

Our ESG *reporting approach*

Reporting transparently on the ESG issues that affect our business, and that our business creates, plays a vital role in delivering our strategy. It helps us to manage ESG risks, take opportunities and promote sustainable development everywhere we live, work, source and sell.

Our ESG reporting suite aims to provide comprehensive and comparable disclosures for a broad range of stakeholders. As well as publishing our integrated Annual Report and ESG Reporting Index each year, we also submit non-financial information to benchmarking and index organisations, including those listed on the Awards and ranking page of our website.

The non-financial reporting space is evolving quickly. We are committed to continually evaluating and improving our approach and to actively tracking emerging ESG regulation, frameworks and good practice.

How we report to our stakeholders – our reporting suite



Annual Report Where we present our most material disclosures and describe how our strategy delivers value for our business and other stakeholders. The performance of non-financial KPIs are integrated into the relevant focus area sections. The document also includes detailed non-financial reporting boundaries and methodologies.



Diageo.com Where, through the 'Society 2030: Spirit of Progress' section, we give more details of our approach and performance, with examples of our strategy in action.



ESG Reporting Index Where we give additional disclosures in line with the GRI Standards and the UNGC advanced reporting criteria index, plus our response to the Sustainability Accounting Standards Board (SASB). This document also includes detailed non-financial reporting boundaries and methodologies.

Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 110-113 of this Annual Report.

Non-financial and sustainability information statement

Focus area	Relevant policies and standards	Read more in this report	Page
Description of Diageo's business model		• Business model	24-25
Society 2030: Spirit of Progress'		• 'Society 2030: Spirit of Progress'	57
Promote positive drinking	• Global Marketing and Digital Marketing Policy[1] • Global Employee Alcohol Policy[1] • Position papers[1]	• Promote positive drinking including performance of the relating metrics	58-60 32-35
Champion inclusion and diversity **Our people and culture**	• Code of Business Conduct[1] • Great Britain and Scotland Gender Pay Gap Report 2022 • Republic of Ireland Gender Pay Gap Report 2022 • Global Human Rights Policy[1]	• Champion inclusion and diversity including performance of the relating metrics • Our people and culture	67-70 63-64
Pioneer grain-to-glass sustainability	• Global Environment Policy[1] • Sustainable Agriculture Guidelines[1] • Sustainable Packaging Commitments[1] • Partnering with Suppliers Standard[1] • Deforestation Guidelines	• Pioneer grain-to-glass sustainability including managing climate risks and opportunities and performance of the related metrics • Our principal risks and risk management	71-87 88-93
Task Force on Climate-related Financial Disclosures		• Pioneer grain-to-glass sustainability including managing climate risks and opportunities and performance of the related metrics • Our principal risks and risk management	71-87 88-93
Human rights	• Global Human Rights Policy[1] • Modern Slavery Statement[2] • Global Brand Promoter Standard[1]	• Doing business the right way • Our principal risks and risk management	61-62 88-93
Health and safety **Anti-bribery and corruption**	• Global Health, Safety and Wellbeing Policy[1] • Code of Business Conduct[1]	• Health and Safety • Doing business the right way • Our principal risks and risk management	65-66 61-62 88-93

(1) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards
(2) https://www.diageo.com/en/esg/doing-business-the-right-way-from-grain-to-glass/modern-slavery-statement

This Strategic Report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 31 July 2023.

Governance report

Contents

Enabling our Ambition *through Leadership*



Dear Shareholder

On behalf of the Board, I am pleased to present the corporate governance report for the year ended 30 June 2023, which summarises how the Board and our governance has provided leadership over the year in support of the long-term sustainable success of Diageo.

Diageo's business has grown consistently over the last few years under the leadership of Sir Ivan Menezes, despite the challenges of the pandemic, instability in the global political and economic environment and continued inflationary pressures. We remain deeply grateful for his transformational leadership as we reflect on his sad passing.

Delivering our ambition in such a challenging and turbulent environment requires leadership which is agile and creative, evolving to changing circumstances, as well as resilient and committed to our strategy, values and purpose. It is the responsibility of the Board to provide direction for management, setting the strategic aims and performance ambition of the company, centred on Diageo's strong culture. The Board is also responsible for ensuring that the company has effective operational leadership to implement its strategy of investing for long-term sustainable growth. We were therefore very pleased to welcome Debra Crew back to the Board as Chief Executive in June.

A particular focus of the Board this past year has been on ensuring that Diageo is well-positioned for future growth. This includes managing appropriate allocation of capital such as investing in fast-growing categories, actively managing our footprint and brand portfolio through selective acquisitions and disposals, and investing in the capacity and environmental sustainability of our facilities and supply chain. It also includes ensuring that Diageo is resourced adequately, with performance enabled by highly engaged and motivated employees and a collaborative, values-based and inclusive culture.

We know that achieving this is dependent on the Board providing effective leadership, enabling swift execution of our clear strategy, and we look forward to working with Debra in guiding Diageo to move towards the next phase of delivering sustainable long-term value for our shareholders and other stakeholders.



Javier Ferrán (Chairman)

Compliance with the UK Corporate Governance Code

The Board considers that for the year ended 30 June 2023, Diageo has fully applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code) except for the pension alignment required under Provision 38, where full compliance was achieved from 1 January 2023 when company pension contributions for the then Chief Executive were aligned to that of the wider workforce as explained on page 143.

The table below details where key content on the compliance with the Code can be found in this report.

Board Leadership & Company Purpose

- Section 172 statement – **page 6**
- Board of Directors – **pages 100-103**
- 2023 Governance at a glance – **page 99**
- Purpose, values and culture – **page 114**
- Board activities – **page 109**

Division of Responsibilities

- Corporate governance structure and division of responsibilities – **pages 106 and 108**
- Board and committee attendance – **page 99**
- Director independence – **page 108**

Composition, Succession and Evaluation

- Leadership and experience – **pages 100-103**
- Performance evaluation – **page 113**
- Nomination Committee report – **pages 123-125**

Audit, Risk and Internal Controls

- Audit Committee report – **pages 117-122**

Remuneration

- Remuneration Committee report – **pages 126-153**

Governance *at a glance*

Board composition



- Chairman
- Executive director
- Non-executive director

Non-executive director tenure



- 0 - 3 years
- 3 - 6 years
- 6 - 9 years

Board gender diversity



- Male
- Female

Board ethnic diversity



- Directors of colour
- White European

Fiscal 23 highlights

Board composition and changes

- Diageo ranked as the leading FTSE 100 company in the FTSE Women Leaders Review in February 2023 for the third year running, with 63.6% female representation on the Board.
- Debra Crew rejoined the Board as Chief Executive and Executive Director on 8 June 2023 following the sad passing of Sir Ivan Menezes.

Board attendance

- During fiscal 23, there were seven scheduled meetings of the Board which Directors attended either physically or remotely using video conference facilities.
- Directors' attendance record at the last AGM, scheduled Board and Board Committee meetings, for fiscal 23 is set out in the table below. Attendance is expressed as the number of scheduled meetings attended out of the number that each Director was eligible or invited to attend.

Annual General Meeting

- This year's AGM was held on 6 October 2022 at etc.venues St Paul's, 200 Aldersgate, London.
- It was held as a hybrid meeting with over 130 people attending physically, including shareholders, proxies, corporate representatives and guests, and with the ability for others to attend remotely or by virtual means using an online platform.
- All Directors attended the AGM either physically or remotely.
- During the AGM, the Chief Executive gave a review of the performance of the company during fiscal 22, following which the Chairman took questions from shareholders which were responded to by the Chairman and other Directors.
- The vote procedure was carried out by way of poll as authorised by the Articles of Association. All resolutions contained in the Notice of Meeting were passed.

	Annual General Meeting 2022	Board (maximum 7)	Audit Committee (maximum 5)	Nomination Committee (maximum 6)	Remuneration Committee
Javier Ferrán	✓	7/7	5/5[1]	6/6	7/7[1]
Debra Crew[2]	N/A	0/0	0/0	0/0	1/1[1]
Lavanya Chandrashekar	✓	6/6	5/5[1]	0/0	1/1[1]
Susan Kilsby	✓	7/7	5/5	6/6	7/7
Melissa Bethell	✓	7/7	4/5	6/6	7/7
Karen Blackett	✓	6/7	4/5	6/6	7/7
Valérie Chapoulaud-Floquet	✓	6/7	4/5	6/6	7/7
Sir John Manzoni	✓	7/7	5/5	6/6	7/7
Lady Mendelsohn	✓	7/7	5/5	6/6	6/7
Alan Stewart	✓	7/7	5/5	6/6	7/7
Ireena Vittal	✓	7/7	4/5	6/6	7/7
Former Directors					
Sir Ivan Menezes[3]	✓	5/6	2/5[1]	4/5[1]	4/6[1]

(1) Attended by invitation.
(2) Appointed to the Board on 8 June 2023.
(3) Ceased being a director on 6 June 2023.

Leadership and *experience*


1


2


3


4


5


6

1. Javier Ferrán
(N)

Chairman

Nationality: Spanish

Appointed: Chairman and Chairman of the Nomination Committee: January 2017 (Appointed Chairman Designate and Non-Executive Director: July 2016)

Key strengths: Brings extensive board-level experience from the drinks and consumer products industry, including at chief executive level, and has a wealth of experience in consumer goods through his venture capital activities to draw from in his role as Chairman and leader of the Board

Current external appointments: Chairman, International Consolidated Airlines Group, S.A.; Senior Advisor and chairman of investee company board, BlackRock Long Term Private Capital

Previous relevant experience: Non-Executive Director and Senior Independent Director, Associated British Foods plc; Non-Executive Director, Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School; President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc

2. Debra Crew
(E)

Chief Executive

Nationality: American

Appointed: Chief Executive and Executive Director: June 2023

Key strengths: Has broad experience in various consumer products sectors at board, chief executive and management leadership levels, as well as over four years' experience in non-executive and executive roles at Diageo

Current external appointments: Non-Executive Director, Stanley, Black & Decker, Inc.

Previous Diageo roles: Chief Operating Officer; President, North America; Non-Executive Director, Diageo plc

Previous relevant experience: Non-Executive Director, Newell Brands, Mondelēz International Inc.; President and CEO, Reynolds American, Inc; President, PepsiCo North America Nutrition, PepsiCo Americas Beverages, Western Europe Region; various positions with Kraft Foods, Nestlé, S.A., and Mars

3. Lavanya Chandrashekar
(E)

Chief Financial Officer

Nationality: American

Appointed: Chief Financial Officer and Executive Director: July 2021

Key strengths: Brings broad financial expertise, commercial skills and strong consumer goods experience to manage the group's affairs relating to financial controls, accounting, tax, treasury and investor relations

Previous Diageo roles: Chief Financial Officer, Diageo North America and Global Head of Investor Relations

Previous relevant experience: Vice President Finance, Global Cost Leadership and Supply Chain, Mondelēz International; VP Finance, North America, Mondelēz International; VP Finance, Eastern Europe, Middle East and Africa, Mondelēz International; various senior finance roles at Procter & Gamble

4. Susan Kilsby
(A) (N) (R)

Senior Independent Director

Nationality: American/British

Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chairman of the Remuneration Committee: January 2019)

Key strengths: Brings wide-ranging corporate governance and board level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work

Current external appointments: Non-Executive Chair, Fortune Brands Innovations, Inc.; Non-Executive Director, Unilever PLC, NHS England; Member, the Takeover Panel

Previous relevant experience: Senior Independent Director and Chair of Remuneration Committee, BHP Group Plc, BHP Group Limited; Senior Independent Director, BBA Aviation plc; Chairman, Shire plc; Chairman, Mergers and Acquisitions EMEA, Credit Suisse; Senior Advisor, Credit Suisse; Non-Executive Director, Goldman Sachs International, Keurig Green Mountain, L'Occitane International, Coca-Cola HBC

5. Melissa Bethell
(A) (N) (R)

Non-Executive Director

Nationality: American/British

Appointed: Non-Executive Director: June 2020

Key strengths: Has extensive international corporate and financial experience, including in relation to private equity, financial sectors, strategic consultancy and advisory services, as well as having strong non-executive experience at board and committee levels across a range of industries, including retail, consumer goods and financial services

Current external appointments: Non-Executive Director, Tesco PLC, Exor N.V.; Chair, Ocean Outdoor Limited; Senior Advisor, Atairos

Previous relevant experience: Managing Director and Senior Advisor, Private Equity, Bain Capital; Non-Executive Director, Atento S.A., Worldpay plc, Samsonite S.A.

6. Karen Blackett
(A) (N) (R)

Non-Executive Director

Nationality: British

Appointed: Non-Executive Director: June 2022

Key strengths: Brings expertise in marketing, media and the creative industries, as well as broad experience in public policy and strategic initiatives through a number of different government, industry and public bodies

Current external appointments: UK President, WPP plc; Chancellor, University of Portsmouth; Founding Trustee, BEO (Black Equity Organisation); Non-Executive Director, Creative UK, Non-Executive Director, The Pipeline

Previous relevant experience: UK Race Equality Business Champion, HM Government; Business Ambassador, Department for International Trade, HM Government; Chairwoman, MediaCom UK & Ireland; Chief Executive Officer, GroupM UK; Chief Executive Officer, MediaCom UK; Chief Operations Officer, MediaCom EMEA; Marketing Director, MediaCom; UK Country Manager, WPP plc

Board committees

- (A) Audit Committee
- (E) Executive Committee
- (N) Nomination Committee
- (R) Remuneration Committee
- Chairman of the committee (blue)


7


8


9


10


11

7. Valérie Chapoulaud-Floquet

A N R

Non-Executive Director

Nationality: French

Appointed: Non-Executive Director: January 2021

Key strengths: Brings strong experience and expertise in the luxury consumer goods sector, having spent her career in the industry working in a number of international markets, including developed and emerging markets, and as a former CEO in the premium drinks industry

Current external appointments: Non-Executive Director, Lead Independent Director and Chair of Governance Committee, Danone S.A.; Non-Executive Director, Acné Studios A.B., Agrolimen S.A., Nextstage S.C.A., Jacobs Holding AG; Vice Chairman, Sofisport

Previous relevant experience: Chief Executive Officer, Rémy Cointreau S.A.; President and CEO for the Americas, Louis Vuitton, LVMH Group; President and CEO for North America, Louis Vuitton, LVMH Group; President South Europe, Louis Vuitton, LVMH Group; President and CEO, Louis Vuitton Taiwan, LVMH Group; President, Luxury Product Division for the USA, L'Oréal Group

8. Sir John Manzoni

A N R

Non-Executive Director

Nationality: British

Appointed: Non-Executive Director: October 2020

Key strengths: Has strong commercial executive experience as a former CEO in the energy sector and non-executive board level experience, including in the alcoholic beverage industry, as well as more recent expertise in public policy and government affairs

Current external appointments: Chairman, SSE plc; Chairman, Atomic Weapons Establishment; Non-Executive Director, KBR Inc.

Previous relevant experience: Chief Executive of the Civil Service and Permanent Secretary of the Cabinet Office, HM Government; President and Chief Executive Officer, Talisman Energy; Chief Executive, Refining & Marketing, BP p.l.c.; Chief Executive, Gas & Power, BP p.l.c.; Non-Executive Director, SABMiller plc

9. Lady Mendelsohn

A N R

Non-Executive Director

Nationality: British

Appointed: Non-Executive Director: September 2014

Key strengths: Has specialist knowledge and understanding of consumer-facing emerging technologies, privacy and data issues, as well as wide experience of board and committee level appointments across diverse commercial, governmental and charitable institutions, as well as advisory roles in advertising and production of consumer goods

Current external appointments: Head of the Global Business Group, Meta Platforms Inc.; Co-President, Norwood; Member, Mayor's Business Advisory Board; Chair, Follicular Lymphoma Foundation

Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH, Fragrance Foundation; President, Institute of Practitioners in Advertising; Director, Women's Prize for Fiction; Co-Chair, Creative Industries Council; Member, HMG Industrial Strategy Council; Board Member, CEW; Trustee, White Ribbon Alliance; Chair, Corporate Board, Women's Aid

10. Alan Stewart

A N R

Non-Executive Director

Nationality: British

Appointed: Non-Executive Director: September 2014 (Appointed Chairman of the Audit Committee: January 2017)

Key strengths: Has a strong background in financial, investment banking and commercial matters, with particular expertise in consumer retail industries, as well as board and committee level experience at industry institutions

Current external appointments: Non-Executive Director and Chair of the Remuneration Committee, Reckitt Benckiser Group PLC; Non-Executive Director and Chair of Audit Committee, Burberry Group plc

Previous relevant experience: Chief Financial Officer, Tesco PLC; Non-Executive Director, Tesco Bank; Chief Financial Officer, Marks & Spencer Group plc, AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith PLC; Chief Executive, Thomas Cook UK

11. Ireena Vittal

A N R

Non-Executive Director

Nationality: Indian

Appointed: Non-Executive Director: October 2020

Key strengths: Brings a wealth of FMCG experience from a career in executive consulting with a focus on consumer sectors and emerging markets, including India, as well as broad experience in non-executive board roles in the UK and India

Current external appointments: Non-Executive Director, Compass Group PLC; Non-Executive and Lead Independent Director, Godrej Consumer Products Limited; Non-Executive Director, Asian Paints Limited

Previous relevant experience: Head of Marketing and Sales, Hutchinson Max Telecom; Partner, McKinsey and Company; Non-Executive Director, Wipro Limited, Housing Development Finance Corporation Limited, Titan Company Limited, Tata Global Beverages Limited, Tata Industries, GlaxoSmithKline Consumer Healthcare

Board committees

- A Audit Committee
- E Executive Committee
- N Nomination Committee
- R Remuneration Committee
- Chairman of the committee

Expertise and *diversity*


1


2


3


4


5


6


7


8


9


10


11

Debra Crew and Lavanya Chandrashekar are also members of the Executive Committee.

Their biographies can be found on page 101.

1. Ewan Andrew

President, Global Supply Chain & Procurement and Chief Sustainability Officer

Nationality: British

Appointed: September 2019

Previous Diageo roles: Supply Director, International Supply Centre; Senior Vice President, Supply Chain & Procurement, Latin America and Caribbean; Senior Vice President Manufacturing & Distilling, North America; various supply chain, operational management and procurement roles

Current external appointments: Member, Scotch Whisky Association Council, Scottish Business Climate Collaboration Board, One Planet Business for Biodiversity Board

2. Soraya Benchikh

President, Europe

Nationality: French

Appointed: January 2023

Previous Diageo roles: Managing Director, Northern Europe

Previous relevant experience: Brand CEO and Area Director, East and Southern Africa, President, France and Regional Finance Director, Europe, British American Tobacco

3. Alvaro Cardenas

President, Latin America and Caribbean

Nationality: Colombian

Appointed: January 2021

Previous Diageo roles: Managing Director, Andean Region; Director, End-to-End Global Commercial Processes; Finance Director, South East Asia Region, PUB (Paraguay, Uruguay and Brazil) Region, Andean Region, Colombia

4. Cristina Diezhandino

Chief Marketing Officer

Nationality: Spanish

Appointed: July 2020

Previous Diageo roles: Global Category Director, Scotch & Managing Director, Reserve Brands; Managing Director, Caribbean and Central America; Marketing & Innovation Director, Diageo Africa; Category Director, Scotch Portfolio & Gins; Global Brand Director, Johnnie Walker

Previous relevant experience: Corporate Marketing Director, Allied Domecq Spain; marketing roles, Unilever HPC US, UK and Spain

5. Daniel Mobley

Global Corporate Relations Director

Nationality: British

Appointed: June 2017

Previous Diageo roles: Corporate Relations Director, Europe

Previous relevant experience: Regional Head of Corporate Affairs, India & South Asia, Regional Head of Corporate Affairs, Africa, Group Head of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth Office

6. Hina Nagarajan

Managing Director and CEO of United Spirits Limited

Nationality: Indian

Appointed: July 2021

Previous Diageo roles: CEO-Designate, United Spirits Limited; Managing Director, Africa Regional Markets

Previous relevant experience: Managing Director, China & SVP North Asia, Reckitt Benckiser; General Manager, Malaysia & Singapore, Reckitt Benckiser; CEO & MD Mary Kay India; senior marketing and general management roles, ICI Paints India and Nestlé India

7. Dayalan Nayager

President, Africa

Nationality: South African/British

Appointed: July 2022

Previous Diageo roles: Managing Director, Great Britain and Justerini & Brooks, Ireland and France, Global Travel; Regional Director, Global Travel Europe; Commercial Director, South Africa; Customer Marketing Director, South Africa; Key Account Director, South Africa

Previous relevant experience: Various positions, Heinz, Mars and Pick n Pay Retailers

8. John O'Keeffe

President, Asia Pacific & Global Travel

Nationality: Irish

Appointed: July 2015

Previous Diageo roles: President, Africa & Beer; CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director, Russia and Eastern Europe; various management and marketing positions

9. Louise Prashad

Chief HR Officer

Nationality: British

Appointed: January 2022

Previous Diageo roles: Global Talent Director; Talent Director, Africa; HR Director, Europe, West Latin America and Caribbean, Global Functions

Previous relevant experience: various HR roles, Stakis Group and Hilton Hotels

10. Claudia Schubert

President, North America

Nationality: American

Appointed: October 2022

Previous Diageo roles: President, US Spirits and Canada; General Manager, Continental Europe; President, US Controls States and Canada; President, Diageo Chateau & Estate Wines

Previous relevant experience: Boston Consulting Group

11. Tom Shropshire

General Counsel & Company Secretary

Nationality: American/British

Appointed: July 2021

Current external appointments: Member of the Court (Non-Executive Director), The Bank of England; Trustee, New York University School of Law; Member of the Steering Committee, The Parker Review; Trustee, Charity Projects Limited (Comic Relief); Director, Comic Relief Limited

Previous relevant experience: Partner & Global US Practice Head, Linklaters LLP

Enabling our *ambition*

Corporate governance structure and division of responsibilities

Non-Executive Directors

Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart, Ireena Vittal and Karen Blackett

The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries.

- Constructively challenge the Executive Directors
- Develop proposals on strategy
- Scrutinise the performance of management
- Satisfy themselves on the integrity of the financial information, controls and systems of risk management
- Set the levels of remuneration for Executive Directors and senior management
- Make recommendations to the Board concerning appointments to the Board
- Devote such time as is necessary to the proper performance of their duties

A summary of the terms and conditions of appointment of the Non-Executive Directors is available at https://www.diageo.com/en/our-business/corporate-governance.



Nomination Committee
Audit Committee
Remuneration Committee
Independent oversight and rigorous challenge
Board of Directors
Chief Executive has delegated authority to these Committees
Leadership
Executive Committee
Filings Assurance Committee
Finance Committee
Audit & Risk Committee
Business unit risk management

Senior Independent Director

Susan Kilsby

- Acts as a sounding board for the Chairman and serves as an intermediary for the other Directors where necessary
- Together with the other Non-Executive Directors, leads the review of the performance of the Chairman, taking into account the views of the Executive Directors
- Available to shareholders if they have concerns where contact through the normal channels has failed

Company Secretary

Tom Shropshire

- The Board is supported by the Company Secretary who ensures information is made available to Board members in a timely fashion
- Supports the Chairman in setting Board agendas, designing and delivering Board inductions and Board evaluations, and co-ordinates post-evaluation action plans, including risk review and training requirements for the Board
- Advises on corporate governance matters
- Is a member of the Executive Committee as General Counsel

Chief Executive

Debra Crew

- Develops the group's strategic direction for consideration and approval by the Board
- Implements the strategy agreed by the Board
- Leads the Executive Committee
- Manages the company and the group
- Along with the Chief Financial Officer, leads discussions with investors
- Is supported in her role by the Executive Committee
- Is supported by the Finance Committee and Filings Assurance Committee in the management of financial reporting of the company

Chairman

Javier Ferrán

- Responsible for the operation, leadership and governance of the Board
- Ensures all Directors are fully informed of matters and receives precise, timely and clear information sufficient to make informed judgements
- Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision-making
- Ensures the effectiveness of the Board
- Engages in discussions with shareholders
- Meets with the Non-Executive Directors independently of the Executive

Chief Financial Officer

Lavanya Chandrashekar

- Manages all aspects of the group's financial affairs
- Responsible for the management of the capital structure of the company
- Contributes to the management of the group's operations
- Along with the Chief Executive, leads discussions with investors
- Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company
- Is a member of the Executive Committee

Board of Directors

Composition of the Board

The Board comprises the Non-Executive Chairman, two Executive Directors, the Senior Independent Director, and seven independent Non-Executive Directors. The biographies of all Directors are set out in this Annual Report on pages 101 and 103. Debra Crew was appointed Chief Executive and Director, effective 8 June 2023.

Inclusion and diversity

The Board sees championing inclusion and diversity as one of the key enablers for achieving Diageo's ambition. It is also a core principle of the company's global Human Rights Policy which applies to all employees, subsidiaries and third-party contractors and which has been implemented as part of our Code of Business Conduct programme. Our objective is to maintain and sustain an inclusive and diverse business, across all levels, functions and geographies, in order to create a better working environment and a better performing business. As part of this, the Board has adopted a written Board Diversity Policy alongside Diageo's Code of Business Conduct and associated global policies, which set out Diageo's broader commitment to inclusion and diversity. Diageo strongly supports diversity within its Board of Directors, including gender, ethnicity, age and professional diversity, as well as diversity of thought. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board's objective, as set out in its Diversity Policy, is that it shall include no less than 40% female representation (with the ultimate goal being parity between males and females on the Board) and at least one Director from a minority ethnic group. As at 26 July 2023, women make up 73% of the Board and there are four Directors (36%) who self-disclose as being from minority ethnic groups. Further information about diversity at Board and senior executive levels can be found on page 125 and in the 'Our people and culture' and 'Champion inclusion and diversity' sections of the Strategic Report on pages 63-64 and 67-70 respectively. The Board's Diversity Policy is available at https://www.diageo.com/en/our-business/corporate-governance/board-diversity.

Outside interests and conflicts

The Board has adopted guidelines for dealing with conflicts of interest, with Directors' outside interests being regularly reviewed and responsibility for authorising conflicts of interest reserved for the Board. In the case of a potential conflict, the Nomination Committee considers the circumstances, appropriate controls and protocols, and makes a recommendation to the Board. The Board confirmed that it was not aware of any situations that may or did give rise to conflicts with the interests of the company, other than those that may arise from Directors' other appointments as disclosed in their biographies.

Duties of the Board

The Board manages overall control of the company's affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2023 and is available at https://www.diageo.com/en/our-business/corporate-governance. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. The Board considers a number of factors when making decisions, including the potential impact of those decisions on various stakeholder groups and on the Company's 'Society 2030: Spirit of Progress' and other non-financial targets, including in respect of environmental sustainability. Further information on the Board and the Audit Committee's roles in climate risk governance can be found on page 72. The terms of reference of Board Committees are reviewed regularly, most recently in July 2023, and are available at https://www.diageo.com/en/our-business/corporate-governance.

Corporate governance requirements

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange) for the year ended 30 June 2023 are contained in the 2018 UK Corporate Governance Code (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code's main principles and the second dealing specifically with non-compliance with any of the Code's provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. A copy of the Code is publicly available on the website of the Financial Reporting Council (FRC), www.frc.org.uk. Diageo's statement as to compliance with the Code during the year ended 30 June 2023 can be found on page 98. Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the New York Stock Exchange (NYSE), and as such is subject to the applicable rules of this exchange and jurisdiction. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored.

Compliance with US corporate governance rules

Under applicable SEC rules and the NYSE's corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company's website at www.diageo.com.

- Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Certain UK companies are required to include in their annual report statements as to (i) how directors have complied with Section 172 of the Act, which requires directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders and (ii) how directors have engaged with and taken account of the views of the company's workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above, other than as described on page 98.
- Director independence: The Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE's own 'brightline' tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo's Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors are independent. As such, currently nine of Diageo's eleven Directors are independent. Further details of this determination in relation to Alan Stewart, Non-Executive Director and Chairman of the Audit Committee, are set out on page 108.

- Chairman and Chief Executive: The Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate Chairman and Chief Executive.
- Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman's performance. During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the Chairman, meeting without the Executive Directors present four times and independent Non-Executive Directors meeting without the Chairman or Executive Directors present twice.
- Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo's Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors. Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo's Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on page 113 the results and means of its annual evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors' compensation in the Directors' remuneration report on pages 126-153 .
- Code of ethics: NYSE rules require a Code of Business Conduct and Code of Ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a Code of Business Conduct for all Directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers in accordance with the requirements of SOX. See page 121 for further details.
- Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Structure and division of responsibilities

The Board is committed to the highest standards of corporate governance and risk management, which is demonstrated in its established corporate governance framework, illustrated on page 106. This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive or Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee). There is a clear separation of the roles of the Chairman, the Senior Independent Director and the Chief Executive which has been clearly established, set out in writing and approved by the Board. A copy of this is available at https://www.diageo.com/en/our-business/corporate-governance. No individual or group dominates the Board's decision-making processes.

Further details on the Board Committees can be found in the separate reports from each committee on pages 117-153, and details of the Executive Committee can be found on pages 104-105

Board skills and experience

Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. The Board skills matrix helps to identify the experience and expertise of existing Directors, required skill sets or competencies, and the strategic requirements of the company. Key strengths and relevant experience of each Director are set out on pages 101 and 103, and a matrix of the Board's current skills and experience is set out below.


Banking and corporate finance
Commercial matters
Consumer products
Corporate governance
Emerging markets
Finance
Food and beverages
Government and public policy
General management
M&A
Media
Sales and marketing
Strategy
Sustainability
Technology
Transaction advisory

Independence

The Code requires the Board to state its reasons for concluding that a director is independent notwithstanding the existence of certain relationships or circumstances which are likely to impair or appear to impair the director's independence. A non-exhaustive list of such circumstances is set out in provision 10 of the Code and include, amongst other things, the fact that a director has served on the board for more than nine years. In September 2023, Alan Stewart will have served for nine years on the Board since he was first appointed in September 2014. Alan has also served as Chairman of the Audit Committee since January 2017. The Board has requested and Alan has agreed to extend the term of his appointment to enable a smooth transition of the role of Chair of the Audit Committee at a time when the company is commencing a significant business change programme to upgrade its financial systems and technology in order to enhance the company's reporting and controls environment, as further described on page 112. The Board believes that, given the critical role of the Audit Committee in supervising this programme, this additional period will help preserve the level of knowledge and experience on and help support a successful transition to a successor, who is expected to be appointed prior to the 2024 AGM. It was further considered to be in the best interests of the company that Alan continues in this role to provide further continuity in light of other changes to the Board and, in particular, the recent transition in Chief Executive. The Board has also considered the matter of Alan's independence in light of this extension and concluded that, notwithstanding his serving for more than nine years, he continues to make high-quality contributions to Board and committee meetings, providing effective and constructive challenge to management and demonstrating objective and independent judgment. In light of this assessment, the Board has determined that Alan Stewart remains independent.

Board and Committee attendance

Directors' attendance record at the last AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2023 is set out in the table shown on page 99. Directors are expected to attend all meetings of the Board and its Committees and the AGM, but if unable to do so they are encouraged to give their views to the Chair of the meeting in advance. The 2022 AGM was held as a combined physical and electronic meeting via a live webcast with all Directors attending either physically or by video link. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended of the number that each Director was eligible to attend.

Re-appointment at AGMs

The Chairman has confirmed that the Non-Executive Directors standing for re-appointment at this year's AGM continue to perform effectively, both individually and collectively as a Board, and that each Non-Executive Director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out on page 99, Directors' attendance levels have been consistently high throughout the year ended 30 June 2023.

Board activities

Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Areas of focus		Strategic priority	Strategic outcome	Stakeholders
Strategic matters	• Held a two-day Annual Strategy Conference (ASC) focussing on key strategic matters, including implementation of strategy across regions, convenience, China, ESG performance and supply chain strategy • Regularly reviewed the group's performance against the strategy • Received reports on the financial performance of the group as against the annual plan • Reviewed the group's tax strategy and policy • Received reports on the macro-economic environment, socio-political matters and emerging trends • Carried out deep dives into key strategic topics including the group's scotch whisky portfolio and strategy, tequila strategy, consumer insights, Latin America and Caribbean region, culture and capabilities, China, health and wellness, and volatility scenario planning	1, 2, 3, 6	EG, CVC	Consumers, Customers, Communities, Investors
Operational matters	• Reviewed and approved the group's three-year plan and annual funding plan, insurance, banking and capital expenditure requirements • Reviewed the group's long-term demand forecasting processes, global business operations and shared service centre arrangements • Regularly reviewed and approved the group's M&A and business development activities, reorganisations and various other projects • Reviewed the group's supply chain activities, including supply footprint • Approved capital expenditure investments, and various significant procurement, systems and other contracts, having taken into consideration financial, operational, sustainability and other ESG related factors • Initiated a global business transformation programme and systems upgrade • Reviewed the company's capital allocation, funding and liquidity positions, and those of its pension schemes, and approved interim and final dividends • Reviewed and approved the company's share buyback programme • Approved the appointment of a new Chief Executive, including as an Executive Director • Acting through the Nomination Committee, reviewed the company's succession planning and talent strategy	1, 2, 3	EG, CVC, EP	People, Consumers, Customers, Suppliers
ESG matters	• Increased focus on ESG matters throughout the year, including conducting a deep dive in relation to the company's approach to ESG matters and its 'Society 2030: Spirit of Progress' programme at the ASC • Reviewed approach and methodologies used in relation to non-financial targets • Received reports on workforce engagement over the year • Received regular investor reports • Received regular updates on ESG matters and progress towards 'Society 2030: Spirit of Progress' targets • Completed actions identified following the previous evaluation of the Board's performance and carried out an internal evaluation of the Board's performance • Reviewed schedule of matters reserved for the Board and terms of reference of its Committees	1, 4, 5, 6	CVC, CT, EP	People, Communities, Investors, Governments and regulators
Assurance and risk management	• Received reports in relation to material legal matters, including disputes, regulatory and governance developments, and areas of legal or regulatory risk • On the recommendation of the Audit Committee, approved the company's risk footprint, including reviewing and updating the principal risks • On the recommendation of the Audit Committee, approved the company's filings, financial and non-financial reporting including interim and preliminary results announcements, US filings and Annual Report	2, 3, 6	EG, CVC, CT	Investors, Governments and regulators

Key

Strategic priorities

1. Sustain quality growth
2. Embed everyday efficiency
3. Invest smartly
4. Promote positive drinking
5. Champion inclusion and diversity
6. Pioneer grain-to-glass sustainability

Strategic outcomes

- EG Efficient growth
- CVC Consistent value creation
- CT Credibility and trust
- EP Engaged people

Stakeholders

- People
- Consumers
- Customers
- Suppliers
- Communities
- Investors
- Governments and regulators

Stakeholder *engagement*

We aim to maintain open and positive dialogue with all our stakeholders, considering their key interests in our decision-making and communicating with them on a regular basis. This dialogue helps us build trust and respect and make choices as a business that help shape the role we play in society.

The development of strong and positive relationships between Diageo and its external stakeholders is an intrinsic part of our purpose and culture. Our stakeholders include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted in the company's statement on Section 172 of the Companies Act 2006 set out on page 9, in making their decisions and in discharging their duties to promote the success of the company, the Directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what we believe their principal interests are and how the Board and company seeks to engage and respond.

Stakeholder and why we engage

Our people

- People are at the core of our business
- We aim to build a trusting, respectful and inclusive culture where people feel engaged and fulfilled
- We want our people to be treated with dignity at work and their human rights respected

What we believe matters most to them

- Prioritisation of health, safety and well-being
- Learning and development opportunities
- Purpose, culture and benefits
- Contributing to the growth of our brands and performance
- Promotion of inclusion and diversity
- Sustainability and societal credentials

How the Board seeks to engage

- Active dialogue maintained throughout the year as part of the Board's ongoing workforce engagement programme
- Direct engagement through visits to offices, production and supply chain sites during the year
- Indirect engagement through feedback from works councils, employee and workforce forums, community groups, Your Voice and pulse surveys and townhall meetings

Reporting to the Board

- Regular reports from workforce engagement activities
- Feedback through employee surveys, including annual group-wide Your Voice survey
- Culture and capabilities session at Board meeting led by Chief HR Officer

Upcoming priorities

- Maintaining focus on simplifying internal processes, including upgrading and transforming business operations and systems
- Evolving workforce engagement programme

Consumers

- Understanding our consumers is critical for our business' long-term growth
- Consumer motivations, attitudes and behaviours form the basis of our business strategy, brand marketing and innovation
- We want consumers to enjoy our products responsibly and for them to 'drink better, not more'

What we believe matters most to them

- Choice of brands for different occasions, including no- and lower-alcohol
- Innovation in heritage brands and creation and nurturing of new brands
- Responsible marketing
- Great experiences
- Product quality
- Sustainability and societal credentials
- Price

How the Board seeks to engage

- Monitoring consumer behaviours, motivations and insights
- Responding to and anticipating emerging consumer trends as part of strategic sessions, including the Annual Strategy Conference
- Regular review of business development opportunities, including active brand portfolio management
- Review of innovation pipeline as part of the Annual Strategy Conference

Reporting to the Board

- Regular performance updates by the Chief Executive, including on key consumer trends
- Papers prepared by strategy team on evolving consumer behaviours in advance of Annual Strategy Conference
- Regular updates by Business Development and Innovation teams on organic and inorganic opportunities and portfolio choices

Upcoming priorities

- Ongoing review of portfolio and category participation opportunities
- Developing pipeline of innovation informed by consumer insights
- Enhancing marketing effectiveness through detailed understanding of consumer motivation

Customers

- Our customers are a broad range of businesses, large and small, on-trade and off-trade, retailers, wholesalers and distributors, digital and e-commerce
- We want to nurture mutually beneficial relationships to deliver joint value and great consumer experiences

What we believe matters most to them

- A portfolio of leading brands that meets evolving consumer preferences
- Identification of opportunities that offer profitable growth
- Insights into consumer behaviour and shopper trends
- Trusted product quality
- Innovation, promotional support and merchandising
- Availability and reliable supply and stocking
- Technical expertise
- Joint risk assessment and mitigation
- Sustainability and societal credentials

How the Board seeks to engage

- Regular review of innovation pipeline and inorganic opportunities to ensure a broad portfolio at multiple price points
- Review of supply chain footprint to ensure efficient delivery of products to customers
- Direct engagement with key customers during market visits

Reporting to the Board

- Regular performance updates by the Chief Executive, including customer and route-to-consumer concerns
- Deep dive reviews on key regions or markets, including for example during fiscal 23 in relation to Latin America and Caribbean, include consideration of customer relationships

Upcoming priorities

- Scheduling face-to-face meetings for Directors to meet representatives of key customers during market visits
- Enhancing relationships between the company and its customers through engagement opportunities

Stakeholder and why we engage

Suppliers

- Our suppliers, service providers and agencies are experts in their fields
- We rely on them to deliver high-quality products and market responsibly
- We collaborate with them to improve our collective impact, ensure sustainable and resilient supply chains, and make positive contributions to society

What we believe matters most to them

- Strong, mutually beneficial partnerships
- Strategic alignment and growth opportunities
- Fair contract and payment terms
- Collaboration to realise innovation
- Consistent performance measures
- Joint risk assessment and mitigation
- Sustainability and societal credentials

How the Board seeks to engage

- Periodic review of supply chain footprint in key markets to ensure resilience and flexibility, monitoring environmental impacts and efficiencies
- Review and approval of material supply and procurement contracts including for critical raw materials
- Supporting management in improving supplier relationships through fair contract and payment terms, compliance with Diageo's 'Partnering with Suppliers Standard' and working collaboratively to mitigate environmental impacts and achieve ESG goals

Reporting to the Board

- Terms of material contracts with suppliers are reviewed by the Board
- Periodic updates provided to the Board in relation to supply chain agility programme rollout
- Supply chain sustainability and other ESG data included in quarterly 'Society 2030: Spirit of Progress' reports provided to the Board

Upcoming priorities

- Continued focus on rollout of supply chain agility programme
- Monitoring impact of supply chain disruption on operations, including through Audit Committee risk reviews
- Supervision of initiatives to improve sustainability and supply chain resilience

Communities

- We aim to create long-term value for the communities in which we live, work, source and sell
- We can help build thriving communities and strengthen our business through empowering people, increasing access to opportunities and championing inclusion and diversity

What we believe matters most to them

- Impact of our operations on the local economy
- Access to skills development, employment and supplier opportunities
- Inclusion, diversity and tackling inequality in all forms
- Responsible use of natural resources, biodiversity and sustainability
- Transparency and engagement

How the Board seeks to engage

- Setting targets and monitoring progress on broader societal matters, including promoting positive drinking, inclusion and diversity
- Considering the environmental and social consequences for communities of its key decisions, including encouraging inclusion and diversity, equal employment opportunities, skills development and support for communities and through wider value chains

Reporting to the Board

- Quarterly reports provided to Board on progress made in relation to 'Society 2030: Spirit of Progress' targets
- Reports on macro-economic and socio-political events provided to Board by management

Upcoming priorities

- Monitoring progress in relation to positive drinking programmes, including SMASHED and similar initiatives
- Supporting management in advocacy in relation to water stewardship ambitions

Investors

- We want to enable equity and debt investors to have an in-depth understanding of our strategy, our operational, financial and holistic performance, so that they can more accurately assess the value of our business and the opportunities and risks of investing in it

What we believe matters most to them

- Strategic priorities, opportunities and risks
- Financial performance
- Corporate governance
- Leadership credentials, experience and succession
- Executive remuneration policy
- Shareholder returns
- Environmental, inclusion and diversity, and social commitments and progress

How the Board seeks to engage

- Regular engagement between key investors and Chief Executive and Chief Financial Officer through Investor Relations programme of events
- Participation in investor conferences such as the Consumer Analyst Group of New York meeting in February 2023
- Hosting investor events such as the Diageo Scotch day in June 2023
- Attendance at the Annual General Meeting in October 2022, including responding to questions from shareholders

Reporting to the Board

- Monthly reports compiled by Investor Relations team provided to the Board, providing details on engagement sessions with investors and key trends
- Biennial survey of investor sentiment carried out by external consultancy and report provided to the Board

Upcoming priorities

- Continued proactive engagement with investors through structured programme of engagement activities over the year
- Preparing for the Annual General Meeting to be held in September 2023
- Engaging directly with investors through roadshow following announcement of fiscal 23 results

Governments and Regulators

- The regulatory environment is critical to the success of our business
- We share information and perspectives with those who influence policy and regulation to enable them to understand our views on areas that can impact public health and our business

What we believe matters most to them

- Compliance with applicable laws and regulations
- Contribution to national and local economic development and public health priorities
- International trade, excise, regulation and tackling illicit trade
- Tackling harmful drinking and the impact of responsible drinking initiatives
- Climate change and water sustainability agendas, including carbon reduction, human rights, environmental impacts, sustainable agriculture, biodiversity and support for communities

How the Board seeks to engage

- Indirect engagement through periodic updates from Chief Executive and corporate relations executives
- Review of macro-economic and geopolitical developments as part of strategy sessions
- Updates on regulatory developments, including in relation to non-financial reporting, corporate governance and public policy

Reporting to the Board

- Reports on socio-political events and issues periodically provided to the Board
- Developments in regulatory matters, including governance and reporting obligations, are included in biannual reports to the Board prepared by management

Upcoming priorities

- Monitoring developments in regulation and best practice in respect of non-financial reporting requirements, corporate governance and audit regime
- Supporting management's advocacy in relation to key public policy matters including water stewardship, positive drinking, inclusion and diversity

Principal Board decision – Transforming our business processes and systems

In May 2022, the Board approved the commencement of a multi-year project with the aim of improving Diageo's internal processes and upgrading its financial systems and technology. This project is expected to be a significant business change programme introducing more intuitive business processes, powered by technology, to provide better access to data and information in order to enable quicker and more informed decision-making. The project, which is expected to be implemented over a five-year period, has been designed to enhance Diageo's business resilience and controls environment through simplifying and standardising the group's ways of working across its functional domains. A key part of the project will be a transition to a new cloud-based enterprise resource planning platform, SAP S/4 HANA, which will be used to manage Diageo's day-to-day business activities, enabling the flow of data between the group's business processes in a way which minimises duplication and provides data integrity. During the course of fiscal 23, the progress of the project has been monitored by both the Board and Audit Committee due to its importance to the company's controls and reporting capabilities. For example, at its meetings in January 2023 and April 2023 the Audit Committee reviewed reports from the project team and supervised key decisions. These included the appropriate timing and phasing of rollout of the project, the need to ensure standardisation of end-to-end process ownership through a global process ownership model, the establishment of appropriate governance structures for the project, and the selection and engagement of key third-party suppliers and partners for implementation.

The Board has also considered a number of broader interdependencies between this project and other matters, including its relationship with the company's culture and workforce capabilities, and the impact of the project on the scope of work of certain other functions. One related matter was the impact of the change in the company's functional currency to US dollar which took effect from 1 July 2023, as noted on page 36. As it was important to ensure that the company's reporting systems were capable of operating in a different currency, the Board was kept informed of the work being undertaken to prepare the company's reporting systems to minimise any disruption and ensure a smooth transition. As a result, when the functional currency change took effect, the Board approved go live of the systems change and approved a change in the company's presentation currency to US dollar to provide a better alignment of the reporting of Diageo's performance with its business exposures. The Board has also decided that commencing with the interim dividend to be declared in January 2024 and paid in April 2024, it intends to declare future dividends denominated in US dollar but that, subject to the relevant resolutions being passed at the forthcoming AGM, holders of ordinary shares will continue to receive their dividends in sterling and will be offered the option to elect to receive their dividends in US dollar instead while holders of the company's ADRs will continue to receive dividends in US dollar as is currently the case.

The potential implications of the project on key stakeholder groups have been important factors in these considerations, as required under Section 172 of the Companies Act. These have included:

- the impact of this project on the day-to-day activities and experience of employees and the wider workforce, including in particular the importance of simplification and streamlining of internal processes, as noted by feedback consistently received through the various engagement structures used by the Board to understand workforce views;
- the improved capabilities in terms of accessibility and robustness of data as a result of implementing the new platform, which should enable quicker reporting both internally but also to external stakeholders including regulators and authorities;
- the benefits for investors and analysts in better understanding business performance by minimising foreign exchange volatility through the presentation of results and declaration of dividends in US dollars, consistent with the company's functional currency and more representative of its underlying business;
- the ability to offer choice to shareholders as to which currency in which to receive payment of dividends; and
- the implications of the new platform for supply chain third parties and customers, including customer and vendor lifecycle management processes, product sales reporting and returnable packaging management.

Wider stakeholder engagement

Diageo has ambitious goals across a variety of social and environmental targets and has a long track record of working with stakeholders to achieve these goals. Our ambition to be one of the best performing, most trusted and respected consumer products companies in the world can only be achieved through engagement and partnership with our stakeholders. The Board and its members have engaged directly and indirectly with a number of its key stakeholders during fiscal 23, which has seen continued volatility and uncertainty in many markets and has sought to understand and respond to stakeholder considerations in making its decisions and determining the company's strategy and goals. These include the following activities:

- During fiscal 23, the Board met and engaged with the company's key customers in North America, discussing their experience of working with Diageo including over the period of the Covid-19 pandemic, how the company's 'Raising the Bar' programme and other support measures assisted them during this period and the impact of inflation and cost-of-living pressures on current consumer trends. Feedback received from customers in different markets is also reported to the Board by the Chief Executive in her regular performance summaries. Customer feedback about market trends and consumer activity, as well as the performance of the company's portfolio, is an important input into the company's consumer insights tools which are used as guidance for innovation, product development and marketing initiatives.
- The Board has continued its annual cycle of visits to different Diageo offices and production sites during fiscal 23. Directors met in Scotland in November 2022 for a multi-day meeting including an immersion into our production processes and facilities and a deep dive into the commercial and marketing aspects of our scotch whisky business. Meeting a broad group of employees supporting our production and scotch businesses enabled a deep understanding of the complexity of long-term forecasting and demand planning on production and maturation timelines for aged liquids. This is particularly relevant to recent decisions in relation to significant capital investment in our supply chain including in distillation and maturation capacity, where learnings from our supply sites in Scotland can be applied in relation to developing our supply capacity in other markets, including for example in respect of tequila production in Mexico.
- The Board's workforce engagement programme is a well-established process with regular engagement sessions held with different parts of the global workforce over the course of the year, involving all Non-Executive Directors. These sessions provide Non-Executive Directors with insights into the company's culture which are then fed back to the company's engagement teams and used to shape our approach to people. See page 114 for this year's workforce engagement statement which includes further details of the programme.
- Engagement with investors and analysts has remained a focus during fiscal 23, with a programme of regular meetings, calls and other engagement activities coordinated by the Investor Relations function. Highlights include participation by Board members,

including the former and current Chief Executives and the CFO, alongside other senior executives at the annual Consumer Analyst Group of New York meeting held in February 2023 in Florida. Investor representatives and analysts were also invited to attend a presentation at Johnnie Walker Princes Street in Edinburgh which focussed on the company's scotch whisky portfolio and business led by the current Chief Executive supported by the Chief Marketing Officer and the Chief Financial Officer, which was also webcast. Materials from these sessions are available on https://www.diageo.com/en/investors/results-reports-and-presentations.

Further information on our stakeholders, what we think is important to them and how the Board engages and responds to them can be found on pages 110-111. A case study summarising how stakeholder considerations were taken into account by the Board during fiscal 23, as required by Section 172 of the Companies Act, in respect of one of its principal decisions is set out on page 112.

Executive direction and control

Executive Committee

The Executive Committee, appointed and chaired by the Chief Executive, supports her in discharging her responsibility for implementing the strategy agreed by the Board and for managing the company and the group. It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific, Supply Chain and Procurement and Corporate. The Executive Committee focusses its time and agenda to align with the Performance Ambition and how to achieve Diageo's financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company's reputation. In support, monthly performance delivery calls, involving the managing directors of each market, focus on current performance. Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee, are shown (with their remits) at https://www.diageo.com/en/our-business/corporate governance.

Performance evaluation

With the assistance of the Company Secretary, the evaluation of the Board's effectiveness, including the effectiveness of the Board's Committees and Directors, was undertaken from December 2022 to January 2023. The purpose of the evaluation was to review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles framed by reference to Principle L and Provisions 21, 22 and 23 of the Code.

This year's evaluation was an internally managed process, comprising an online questionnaire for all Directors to complete, designed to gather an assessment of the level of satisfaction with specific areas and to enable each Director to express their views on them. The evaluation focused on Directors' views on three areas, being (i) Board composition, balance and performance, (ii) Board and Committee topics, support and provision of information, and (iii) Committees' effectiveness and performance. Responses to questions were sent to the Chairman of the Board and responses on the effectiveness of the Committees were also submitted to the respective Committee Chairmen. Following receipt of responses on the evaluation on the Chairman, the Senior Independent Director held a meeting with the Directors without the Chairman present to provide feedback in relation to the Chairman, consistent with the requirements of the Code. The results of the evaluation process were reviewed by the Board at its meeting in January 2023 at which various actions were agreed to be taken. It is the Board's intention to continue to review annually its performance and that of its Committees and individual Directors, with such evaluation being carried out by an external facilitator every three years. The evaluation to be undertaken in 2023 will be carried out by the end of the calendar year with the assistance of an external facilitator, which will be engaged in due course following completion of a tender process. The Chairman has confirmed that the Non-Executive Directors standing for re-election at this year's AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrates commitment to their roles. The main conclusions and key areas for focus highlighted by the December 2022 evaluation are set out in the table below.

Main conclusions	Key actions for focus
General feedback	
• Broad satisfaction with the composition, expertise and performance of the Board and content of its meetings • Diversity, inclusivity and openness of the Board are strengths • Performance of the Committees was felt to be strong and led well by the respective Chairs	• Continue to encourage culture of open discussion amongst Board members and with Executive Committee members • There remain opportunities for improvement in the interactions between management and Board members
Board composition	
• Board members feel well integrated into the Board and company • Strong focus on succession planning, particularly over the short to mid term • Transition in Board composition will require continued focus on key areas of expertise and experience	• Continue focus on Board and management succession planning and on ensuring pipeline of high-quality, diverse talent • Identify key areas for additional expertise and focus recruitment and talent pipeline on these areas in particular
Strategic focus	
• Continued focus on medium and longer-term issues, including tracking of key strategic decisions and investments • Regular discussions of culture and values are welcomed • Continued focus on 'Society 2030: Spirit of Progress' programme including approach to reporting in light of changing regulatory environment • Opportunities to enhance strategic focus of Board discussions, including in respect of emerging trends over the medium and long term • The workforce engagement process has been effective and beneficial	• Increase focus on key strategic matters, emerging trends and medium to long-term issues, ensuring appropriate allocation of time and resources • Schedule post-completion reviews of key strategic decisions • Identify alternative ways of reporting progress in relation to ongoing initiatives and projects
Company secretarial support	
• Broad recognition of an effective Company Secretarial function and the support provided to the Board • Re-design of the Board induction process has been very positive • Pre-read materials have improved significantly; however, there is a desire for even greater focus on key issues	• Continue to find opportunities for Board to engage with workforce in different geographies and to visit production facilities, sites and offices • Continue to develop and enhance induction process for new Directors • Continue focus on ensuring high-quality pre-read materials, action closure and time allocation

Workforce Engagement statement

At Diageo, creating an inclusive culture and an environment where people can openly share their views and feel listened to is key to sustaining high levels of engagement and remaining a great place to work.

To help us understand colleagues' experience at Diageo, we listen to their views using formal and informal channels. Diageo's Workforce Engagement programme is an important way for the Board to gather employee insights and feedback on key topics, including culture, strategy and ways of working. It is also a valued opportunity for teams to have direct access to members of the Board.

Diageo's Chairman has acted as Non-Executive Director designated to workforce engagement over the past four years. In fiscal 23, together with all Non-Executive Directors, twelve sessions were held with 948 colleagues across all regions, functions and organisational levels.

Sessions have been highly engaging, with the Chairman and Non-Executive Directors valuing open conversations. These have highlighted many positive aspects of Diageo's culture, as well as areas of opportunity.

The themes emerging from these workforce engagement discussions are:

- Colleagues shared their pride in working for Diageo and attributed this to the company's advantaged culture, which connects them with Diageo's purpose and brands, as well as the quality of leadership and management's focus on performance.
- Diageo's ongoing commitment to 'Society 2030: Spirit of Progress' targets, including a leading approach to inclusion and diversity, as well as an embedded approach to doing business in the right way were positive highlights in the discussions.
- The calibre of talent across the business is seen as a strength and colleagues spoke positively about opportunities for learning and career development.
- Overly complex systems and processes were highlighted as barriers that can at times prevent colleagues from operating in the most efficient way. Improvements are being felt, and colleagues spoke positively of Diageo's commitment to invest further in this area, including Diageo's recently announced five-year investment into global digital transformation.
- Colleagues acknowledged positive shifts that are helping to speed up decisions, such as stronger cross-market collaboration, freedom to test and learn and quicker decision-making.

These themes were also reflected in this year's strong engagement results seen in the global employee survey, Your Voice, where engagement levels grew a further 1% to 84%, and pride in working for Diageo is at an all-time high at 91%.

Insights gathered from workforce engagement sessions held by the Board, alongside broader listening tools such as Your Voice survey, have helped to listen and respond to the perspectives of our employees, as well as identify specific areas to further enhance our employee experience.

In this coming year, Karen Blackett has taken over accountability as the designated Non-Executive Director for workforce engagement. Karen, along with all other Non-Executive Directors, will continue to engage in meaningful conversation with a wide range of colleagues to help shape our culture, policies and ways of working, and ensure these insights help to inform the Board's decision-making.

Purpose, values and culture

The Board is responsible for establishing Diageo's purpose, values and culture and for monitoring how embedded that culture is within our business. Diageo has a long-established purpose and set of values which resonate strongly with our employees, as indicated by the Board's engagement sessions with Diageo's workforce and our employee surveys. We are very conscious that Diageo must operate with the highest standards of governance, doing business the right way, from grain to glass. This principle is embedded in our Code of Business Conduct and global policies, aligned with our 'Society 2030: Spirit of Progress' goals, and reflected in our ways of working. We are pleased that we have a strong reputation for inclusion and diversity which reflects our values, attracts the best talent and enables our people to succeed. In order to improve our pace, agility and resilience, we continue to look to simplify and streamline our internal processes including through the launch of a significant business process and systems transformation project which is implemented in phases over the next few years, further details of which are set out on page 112.

There are a number of ways in which the Board monitors and assesses culture, including:

Site visits

Directors are encouraged to visit the group's offices, production facilities and sites in different markets and regions so that they can get a better understanding of the business and interact with employees and the wider workforce. Over the last year, Directors have visited the company's headquarters in London on a number of occasions as well as our offices in New York, meeting and interacting with employees. There have also been visits to our spirits production facilities, scotch brand homes and visitor centres in Scotland and a number of Directors have also travelled or are planning to travel to other locations, including our tequila operations in Mexico. At these locations, Directors get the opportunity to meet and discuss issues with employees, to see how Diageo's safety and sustainability processes work in practice, to talk with local management and workforce and to assess how effectively Diageo's culture is communicated and embedded at all levels. As part of the Board's workforce engagement programme, Non-Executive Directors regularly hold in-person and virtual meetings, townhalls and question and answer sessions with Diageo employees in different locations over the course of the year.

Employee surveys

The Board receives reports from the Chief HR Officer on the results of the company's global annual 'Your Voice' survey, including levels of employee engagement, employee perceptions of Diageo's purpose and of their line managers (including net promoter scores), and any themes raised. The survey results also give visibility of areas on which management must continue to focus, including continued simplification and process improvement work across the business. Results of this year's 'Your Voice' survey are indicated on pages 40-41.

SpeakUp allegation reporting

The Business Integrity team provides regular reports to the Audit Committee of allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistleblowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable the Directors to gain an understanding of common issues and action planning, as well as providing insights into how embedded Diageo's purpose, values and culture are across its markets and functions.

For more details of the SpeakUp service, see pages 39 and 120.

Workforce engagement programme
Insights drawn from the Board's annual programme of workforce engagement are used by the Board to monitor and assess the culture of the company, with recommendations being fed back to management regularly with workforce engagement being discussed at Board meeting sessions twice a year. Over the past few years, the engagement programme has expanded to enable all Non-Executive Directors to participate by directly engaging with employees from a variety of regions, functions and levels in the business. From 1 July 2023, the role of Non-Executive Director with responsibility for workforce engagement transitioned from the Chairman to Karen Blackett. For more on workforce engagement, see pages 114.

Additional information
Internal control and risk management
An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved and accords with the guidance issued by the FRC in September 2014, entitled 'Guidance on Risk Management, Internal Control and Related Financial and Business Reporting'. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity, has been carried out. These risks and their mitigations are set out above in the section of this Annual Report dealing with principal and emerging risks on pages 88-93.

The Board acknowledges that it is responsible for the company's systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described in its report, it has reviewed the effectiveness of the company's systems of internal control and risk management. During the year, the Audit Committee considered the nature and extent of the risks that the Board was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which had been updated this year by the Executive Audit & Risk Committee, following which the Audit Committee made a recommendation to the Board which was then approved. The Audit Committee reviews the company's principal risks regularly throughout the year in accordance with a schedule proposed by management with each such risk being reviewed by management in the Audit & Risk Committee prior to it being considered by the Audit Committee. The Board also regularly reviews emerging and disruptive risks as part of its Annual Strategy Conference, held this year in April in New York, from which a number of topics are identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company has in place internal control and risk management systems in relation to the company's financial reporting process and the group's process for the preparation of consolidated accounts. Further, a review of the contents of the company's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, is completed by management through the Filings Assurance Committee to ensure that the contents of the company's interim and preliminary results announcements, Annual Report and Form 20-F appropriately reflect the non-financial and financial position and results of the group. Further details of this are set out in the Audit Committee report on pages 117-122.

Viability statement
In accordance with the Code, the Board has also considered the company's longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board. For further information about how the Board has reviewed the long-term prospects of the group, see page 94.

Going concern
Management prepared cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong, as it was protected by issuing €500 million of fixed rate euro and $2 billion of fixed rate dollar-denominated bonds in the year ended 30 June 2023. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Political donations
The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.83 million during the year (2022 – £0.64 million). These contributions were made almost exclusively to federal and state candidate committees, state political parties and federal leadership committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Directors' responsibilities in respect of the Annual Report, Form 20-F and financial statements

The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulation. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the group consolidated financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', and applicable law). In preparing the group consolidated financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRSs as issued by IASB).

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of the profit or loss of the group and parent company for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- state whether applicable UK-adopted international accounting standards, IFRSs issued by IASB have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework' and applicable law have been followed for the parent company financial statements, subject to any material departures disclosed and explained in the financial statements;
- make judgements and accounting estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The Directors are responsible for safeguarding the assets of the group and parent company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the group's and parent company's transactions and disclose with reasonable accuracy at any time the financial position of the group and parent company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

The Directors consider that the Annual Report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group's and parent company's position and performance, business model and strategy. Each of the Directors, whose names and functions are listed on pages 101 and 103 confirm that, to the best of their knowledge:

- the group consolidated financial statements, which have been prepared in accordance with UK-adopted international accounting standards, IFRSs issued by IASB, give a true and fair view of the assets, liabilities, financial position and profit of the group;
- the parent company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework' and applicable law, give a true and fair view of the assets, liabilities, financial position and profit of the parent company; and
- the Strategic Report includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that it faces.

In accordance with section 418 of the Companies Act 2006, each of the Directors who held office at the date of the approval of the Directors' report confirm that, so far as the Director is aware, there is no relevant audit information of which the group's and parent company's auditors are unaware, and each Director has taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the group's and parent company's auditors are aware of that information.

The responsibility statement was approved by a duly appointed and authorised committee of the Board of Directors on 31 July 2023.

Ensuring integrity across the business



Dear Shareholder

On behalf of the Audit Committee, I am delighted to present the Committee's report for the year ended 30 June 2023.

The Audit Committee has discharged its responsibilities over the year by providing effective independent oversight, with the support of management and the external auditors. The Committee has carried out its role of monitoring and reviewing the integrity of the company's financial statements and reporting, its internal control and risk management processes, its audit and risk activities, business conduct and integrity, whistleblowing and breach allegation investigations, and the appointment and performance of the external auditor. Regular reports on internal audit findings, business integrity and controls assurance work, breach allegation and investigation processes were given to and reviewed by the Committee. The Committee has also reviewed the company's principal and emerging risks, its approach to risk appetite and mitigations and has reviewed deep dives into key areas of potential risk including supply chain disruption, pension funding, cyber security and IT resilience, climate change, counterfeit and product quality, pandemics and business interruption, business ethics and integrity, and international taxation.

The Committee has also supervised progress in relation to a business transformation project which the company has commenced this year and which, once implemented, will enhance the company's internal reporting, systems and data management capabilities. Further details of this project are set out on page 112.

Over the past few years, we have been closely following proposed regulatory and reporting changes, including changes to the UK corporate governance and audit regimes, implications of future EU reporting requirements with regard to corporate sustainability and supply chain due diligence, and developments in US disclosure requirements including in relation to climate change. This year the Committee has supervised how the company is responding to and preparing for these changes, in particular focussing on its approach as to the development of internal processes and capabilities for the validation and assurance of externally reported information in anticipation of drafting an audit and assurance policy. The company has also taken further steps this year to integrate its financial and non-financial disclosure processes to improve consistency and robustness in reporting with oversight by the Committee. We have also commenced an audit services tender process during fiscal 23 which we expect to complete before the end of the current year.

The performance of the Audit Committee was again evaluated this year and I am pleased to note that feedback from Directors indicated very strong satisfaction with the Committee's performance.

The Committee remains committed to continuing to discharge its duties effectively and diligently during fiscal 24.



Alan Stewart
Chairman of the Audit Committee

Role and composition of the Audit Committee

The role of the Audit Committee is fully described in its terms of reference, which are available at https://www.diageo.com/en/our-business/corporate-governance. The members of the Audit Committee are independent Non-Executive Directors being Alan Stewart (Committee Chairman), Melissa Bethell, Karen Blackett, Susan Kilsby, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal. The Chairman of the Board, the Chief Financial Officer, the General Counsel & Company Secretary, the Group Controller, the Head of Global Audit & Risk (GAR), the Chief Business Integrity Officer, the General Counsel Corporate, the Group Chief Accountant and the external auditor regularly attend meetings of the Committee. The Audit Committee met privately with the external auditor, the Chief Business Integrity Officer and the Head of GAR regularly during the year. During the course of the year, the Committee met five times and its duly appointed subcommittee met once. Details of attendance of all Board and Committee meetings by Directors are set out on page 99.

Reporting and financial statements

During the year, the Audit Committee reviewed the interim results announcement, including the interim financial statements, the Annual Report and associated preliminary results announcement and Form 20-F, focussing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit Committee has also focussed in particular on the company's approach to assurance and internal approvals processes. The company has again looked to develop its non-financial reporting in a manner that enhances consistency with the financial reporting and throughout the Strategic Report, including in relation to compliance with the recommendations of the Task Force on Climate-related Financial Disclosures.

This year the Committee has also had oversight of management's transformation project to improve Diageo's internal processes and upgrading its financial systems and technology, with a particular focus on its impact on the company's controls and reporting capabilities. The impact of the change in the company's functional and presentation currency, which took effect in July 2023, was also considered by the Committee. Further details of this project are set out on page 112.

The company has in place internal control and risk management systems in relation to the company's financial and non-financial reporting process including the group's process for the preparation of consolidated financial statements. A review of the consolidated financial statements and the draft Annual Report is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company's financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company's disclosures are accurate and adequate. The FAC comprises senior executives such as the Chief Executive, the Chief Financial Officer, the General Counsel & Company Secretary, the General Counsel Corporate & Deputy Company Secretary, the Group Controller, the Group Chief Accountant, the Head of Investor Relations, the Head of GAR and the Chief Business Integrity Officer. The company's external auditor also attends meetings of the FAC. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.

Diageo has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of Diageo's disclosure controls and procedures (as defined in the US Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, Diageo's Chief Executive and Chief Financial Officer concluded that, as of 30 June 2023, Diageo's disclosure controls and procedures were effective.

As part of its review of the company's Annual Report and associated disclosures, the Audit Committee has considered whether the report is 'fair, balanced and understandable' and provides the information necessary for shareholders to assess the company's position, performance, business model and strategy, as required by Principle N of the Code. In doing so, the Committee has noted the guidance issued by the FRC on this subject as well as best practice recommendations from external advisors. The Committee has considered factors such as whether the report includes descriptions of the business model, strategy and principal risks which are sufficiently clear and detailed to enable users to understand their importance to the company, whether the report is consistent throughout with the narrative reflecting the financial statements and understanding of directors during the year, that information is presented fairly, without omission of material information and not in a manner which might mislead users.

The Committee has also considered the presentation of GAAP and non-GAAP measures to ensure appropriate prominence is given to GAAP measures and that non-GAAP measures are presented consistently and can be clearly reconciled. The Audit Committee has also considered the governance and processes undertaken by management in drafting, developing and reviewing the contents of the Annual Report, which have been designed to ensure the robustness and adequacy of the information contained in it, including review by and input from senior executives, the company's advisors and through the work of the FAC. On this basis, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is 'fair, balanced and understandable'.

FRC correspondence

The Committee reviewed a letter to the company from the FRC following their review of the company's interim results announcement for the six months ended 31 December 2022. The Committee was pleased to note that the FRC had no questions or queries to raise following their review, although their letter did include some matters which the FRC believed could be improved for the benefit to users. In its reply to the FRC, the company noted those comments and confirmed that they would be taken into consideration in future reporting. The Committee notes that the FRC's review does not provide assurance that the interim results were correct in all material respects as the FRC's role is not to verify information but to consider compliance with reporting requirements.

External auditor

During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.

The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor's effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no contractual obligations that restrict the company's current choice of external auditor. Following the last tender process, PwC was appointed as auditor of the company in 2015. Richard Oldfield became the lead audit partner for the year ended 30 June 2021, following the rotation of the previous partner, and has been the lead audit partner during the year ended 30 June 2023. After three years in role, Richard is stepping down as the lead audit partner at PwC on the conclusion of the audit for the year ended 30 June 2023. We thank Richard for his conduct of the audit during his tenure. Richard will be replaced by Scott Berryman. The selection process for the new lead audit partner was designed to identify the best qualified partner for the role, to ensure audit quality. A shortlist of candidates was identified and interviewed by the Chairman of the Audit Committee and the Chief Financial Officer. The final selection was based on feedback from those interviews as well as an assessment of the candidates' experience and expertise. We look forward to working with Scott, who has extensive knowledge of UK and US reporting requirements, and who we believe will continue to ensure the quality of the audit.

As the company is required to have a mandatory audit tender after 10 years, management has initiated an audit services tender process which is expected to complete during the year ending 30 June 2024. The Audit Committee considers that it is appropriate to initiate such a process at this time in order to prepare for an adequate transition during 2025 in the event that a new audit firm is selected. The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (CMA Order) for the year ended 30 June 2023.

External auditor effectiveness and quality

The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process through a number of methods, commencing with identification of appropriate risks by the external auditor as part of its detailed audit plan presented to the Audit Committee at the start of the audit cycle. These risks were reviewed by the Committee and the work performed by the auditor was used to test management's assumptions and estimates relating to such risks. The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit Committee which were discussed by the Committee at both the half-year, in January, and year-end, in July. Following completion of the audit process, feedback on its effectiveness was provided through review meetings with the company's finance team and management and completion of questionnaires, in advance of management and the auditor providing assessments of auditor effectiveness and quality to the Audit Committee for consideration at its meeting in December. This year the questionnaire was updated to ensure more focus on the extent to which the auditor had challenged management. The auditor assessment is undertaken based on guidance issued to audit committees by the FRC in April 2016 and draft Minimum Standards for Audit Committees published by the FRC in November 2022, and includes consideration of the findings of the FRC's Audit Quality Review team which published its report on PwC in July 2022, periodic regulatory review carried out by the PCAOB and the Quality Assurance Department of the Institute of Chartered Accountants in England and Wales, as well as benchmarking of the auditor as against its peers. In this year's assessment, the overall satisfaction with PwC's performance was rated as solid, remaining broadly flat as compared to the prior year. Decreases from the prior year resulted from two issues, being the audit process in relation to hyperinflation in Turkey and the audit of certain UK subsidiaries. Consistent strong feedback was provided as to auditor independence, quality control processes, professional expertise, business knowledge and quality communication between auditors and management, which was consistent with the prior year's assessment. Areas where continued focus was required included timely review and feedback on audit matters, better alignment in internal communication, resource continuity and use, pro-activity in driving efficiencies, provision of best practice examples of processes and controls, and transparency on audit activities throughout the year. It was concluded that the relationship between the auditor and management was strong and open, with open and clear communications on areas and views which are considered significant.

During the external audit, the auditor challenged management on its approach taken as to impairment testing, including in relation to the impact of business projects across a number of markets and economic conditions in India and Turkey, and other judgemental matters such as pension valuations and tax assessments. The auditor also challenged management while preparing the Annual Report in relation to whether disclosures as to the impact of certain risks in the financial statements were sufficiently consistent with and linked to the risks and disclosures set out in the Strategic Report and whether there was sufficient balance in the Strategic Report. These challenges were assessed by the Audit Committee which sought additional evidence from management in support of their assessments, including requesting that independent legal opinions were provided as to certain tax positions.

External auditor independence

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2023. When last reviewed, minor changes were agreed to be made to the policy's contents, reflecting the change in functional currency of the company and certain other administrative changes. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC Ethical Standard and US Public Company Accounting Oversight Board rules. These services are set out in full in the policy and are generally those which the external auditor is best placed to provide, which may include reporting required by law or regulation to be performed by the auditor and services where the services are closely linked to audit work and where the auditor's understanding of the group is relevant to the services. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate (being the Chairman of the Audit Committee) based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the Committee for permissible engagements above the specified threshold of £100,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 3(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor. During the year, no non-assurance related services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two Non-Executive Directors and the provision of services in connection with the issuance of senior notes by a group company.

'Financial expert', recent and relevant financial experience

The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOX, Section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-Executive Directors with relevant financial and sectoral competence. See pages 101 and 103 for details of relevant experience of Directors.

Internal audit, controls assurance and risk

The company's internal GAR team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, processes, business units and functions. On the conclusion of each assignment, GAR issues a report on its findings which may also include an overall rating as to the status of the market, process or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the Head of GAR on the latest reports issued.

This year GAR has undertaken a number of audits of the group's end-to-end processes and procedures in addition to market and functional audits. The Audit Committee assesses the effectiveness of GAR by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. Having carried out this assessment, the Audit Committee is of the view that the quality, experience and expertise of GAR is appropriate for the business. The company operates a global controls assurance programme for controls in each market and function, which monitors compliance with and effective operation of the company's controls framework. The Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, awareness training provided to employees, testing results and trends analysis derived from the company's integrated risk management system. The Committee also reviewed and approved changes to the principal risk descriptions and risk footprint, as well as receiving regular presentations and reviews of the status of its principal and emerging risks. This year, these reviews have covered areas including cyber security and IT resilience, climate change, counterfeit and product quality, pandemics and business interruption, business ethics and integrity, and international taxation.

Business Integrity programmes

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our employees are expected to act in accordance with our values, the Code of Business Conduct and in compliance with applicable laws and regulations. The Audit Committee monitors compliance with the company's ethical standards through the Business Integrity framework, which helps enhance and protect all aspects of the company's business. Regular reports are provided to the Audit Committee by the Chief Business Integrity Officer on progress in providing guidance, training and tools for all levels in the business, completion rates for training modules, launch and rollout of new programmes or policies, monitoring use of whistleblowing mechanisms and investigating allegations of breaches.

Our Code of Business Conduct, available in 20 languages, sets out what Diageo stands for as a company and how Diageo operates, enabling all employees to understand what is required of them in working for Diageo. Annual training on the Code of Business Conduct and associated policies is mandatory for all managers and their direct reports globally, encompassing over 21,000 eligible employees during the year ended 30 June 2023. Training is delivered in an easily accessible e-learning format, with classroom training delivered to those employees who do not have regular access to a computer. The Code of Business Conduct and other global policies are available at https://www.diageo.com/en/our-business/corporate-governance.

Third-party risk is also managed through our Know Your Business Partner programme, which is designed to help the company evaluate the risk of doing business with a third-party before entering and during a contractual relationship. Business partners are assessed for potential risks including economic sanctions, bribery and corruption, money laundering, facilitation of tax evasion, data privacy and other reputational issues.

Employees and third-party business partners are encouraged to raise concerns about potential breaches of the Code of Business Conduct or policies, either to line managers, legal or HR colleagues, risk, compliance and Business Integrity teams, or to SpeakUp, a confidential whistleblowing mechanism. SpeakUp is a global service administered by an independent provider, accessible online or by telephone. Where legally permitted, it can be used anonymously and reports kept confidential. Allegations are investigated by independent Diageo teams, with progress being monitored by the Business Integrity team. When allegations are substantiated, appropriate disciplinary and corrective actions are taken. The Audit Committee receives and reviews regular reports on allegations, including trends information, root cause analysis and investigation closure rates. Since all of Diageo's Non-Executive Directors attend the Audit Committee, all Non-Executive Directors who make up the Board routinely review the findings of the company's whistleblowing processes in accordance with the UK Corporate Governance Code.

During the year ended 30 June 2023, 629 allegations of breaches were reported which was broadly consistent with the prior year. The substantiation rate of allegations has also remained broadly consistent compared to last year, with 32% of cases confirmed as breaches (versus 30% in fiscal 22). As of the end of fiscal 23, 43 people exited the business as a result of breaches of our Code of Business Conduct or policies (fiscal 22: 54 people). This is due to a reduction in severity and type of breaches this year. The number of leavers for fiscal 22 has been restated due to a number of open cases from fiscal 22 being concluded this year. At the end of fiscal 23, we had 137 open cases, which may lead to more people exiting the business. See below a summary of reported and substantiated breaches over the past three years.

Reported and substantiated breaches


2021
487
280
191
63
2022
635
433
156
54
2023
629
419
158
43
Reported
Reported through SpeakUp
Substantiated breaches
Code-related leavers

Senior financial officers' code of ethics and dealing code

In accordance with the requirements of SOX and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of, this code of ethics. The full text of the code of ethics is available at https://www.diageo.com/en/our-business/corporate-governance/compliance. Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the Business Integrity programme through the year.

The company has also adopted a dealing code setting out requirements in relation to dealings in Diageo securities by Directors, Executive Committee members and certain other employees, which is designed to ensure compliance with applicable insider trading and market abuse regulations, in particular the UK Market Abuse Regulation.

Audit and Assurance Policy

During the year management has reviewed its approach to assurance in preparation for drafting and adopting an audit and assurance policy, consistent with the reporting requirements set out in draft legislation proposed by the UK Department for Business and Trade in July 2023. The Committee has reviewed and discussed the principles on which such policy will be based and will continue to monitor management's development of the policy.

Management's report on internal control over financial reporting

Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate control over the group's financial reporting. The Filings Assurance Committee supports the Chief Executive and Chief Financial Officer in ensuring the accuracy of the company's financial reporting, filings and disclosures. As summarised on page 118, prior to interim reporting and preliminary reporting each year, the Filings Assurance Committee examines the company's financial information and processes, the effectiveness of its controls in respect of financial reporting, and the contents of its disclosures.

Management has assessed the effectiveness of Diageo's internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2023, internal control over financial reporting was effective. During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting. The same independent registered public accounting firm which audits the group's consolidated financial statements has audited the effectiveness of the group's internal control over financial reporting, and has issued an unqualified report thereon, which is included in the integrated audit report which is included in the company's Form 20-F to be filed with the SEC.

Committee activities

Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus		Strategic priority	Strategic outcome
Corporate reporting	• Half and full year external reporting updates • Interim and preliminary results review and approval • Annual Report and consolidated financial statements, Form 20-F review and approval • Implications of group functional and presentation currency change on reporting	1, 6	EG, CVC, CT
Internal controls	• GAR updates • Business Integrity updates including breach and reporting update • Controls testing update and Section 404 assessment • Implications on controls environment of systems and process changes	1	CT
External audit and assurance	• Report on external audit at half and full year periods • Insights and observations on reporting review • Auditor independence and non-audit work reviews • Auditor independence policy review • Review of management representation letters • Appointment of auditor and review of terms of engagement and fees • Auditor performance and effectiveness review and assessment • Commencement of auditor tender process • Audit regime reform and approach to assurance, preparatory to drafting an audit and assurance policy	1	CT
Risk management	• Principal and emerging risk reviews and tracking • Risk updates, including group risk footprint and risk appetite review and approvals • Supply chain disruption, counterfeit, product quality, climate change and sustainability, energy, pandemics and business interruption, cyber and IT resilience, pension funding, business transformation and tax risk reviews	1, 6	EG, CVC, CT

Key

Strategic priorities

1. Sustain quality growth
2. Embed everyday efficiency
3. Invest smartly
4. Promote positive drinking
5. Champion inclusion and diversity
6. Pioneer grain-to-glass sustainability

Strategic outcomes

- EG Efficient growth
- CVC Consistent value creation
- CT Credibility and trust
- EP Engaged people

Significant issues and judgements

Significant issues and judgements that were considered in respect of the 2023 financial statements are set out below. Our consideration of issues included discussion of the key audit matters as outlined in the appendix to the independent auditors' report.

Matter considered	How the Audit Committee addressed the matter
The nature and size of any one-off items impacting the quality of the earnings and cash flows.	The Audit Committee assessed whether the related presentation and disclosure of those items in the financial statements were appropriate based on management's analysis, and concluded that they were.
Items that were to be presented as exceptional. Refer to note 4 of the Financial Statements.	The Audit Committee assessed whether the reporting of those items as exceptional, was in line with the group's accounting policy, and that sufficient disclosure was provided in the financial statements, and concluded that they were.
Whether the carrying value of assets, in particular intangible assets, was supportable. Refer to notes 6, 9, 10 and 13 of the Financial Statements.	The Audit Committee reviewed the methodology applied in conducting impairment assessments and result of management's impairment assessments that were performed during the year. The Committee was provided with information about the carrying amounts and the key assumptions incorporated in management's estimate of discounted cash flows of significant assets that are sensitive to key assumptions. The Committee reviewed the key assumptions used in the impairment testing, including management's cash flow forecasts, growth rates and the discount rate used in value in use calculations and agreed they were appropriate. The Committee agreed with management's judgements and conclusions, whereby McDowell's, some smaller other brands and investments in associates and certain fixed assets have been impaired by £549 million in the year ended 30 June 2023, out of which £520 million was reported as exceptional operating charge. The Committee agreed that the recoverable amount of the company's other assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets impaired, and whose value is more sensitive to changes in assumptions.
The group's more significant tax exposures and the appropriateness of any related provisions and financial statement disclosures. Refer to page 91 of 'Our principal risks and risk management' and note 7 of the Financial Statements.	The Audit Committee agreed that disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions were reflected in the financial statements.
The appropriateness of the valuation of post employment liabilities, and the recognition of any surplus. Refer to note 14 of the Financial Statements.	The measurement of post employment liabilities is sensitive to changes in long-term interest rates, inflation and mortality assumptions. Having reviewed management's papers setting out key changes to actuarial assumptions, the Audit Committee agreed that the assumptions used in the valuation are appropriate. The Committee reviewed management's assessment of the economic benefit available as a refund of the surplus or as a reduction of contribution and the key judgements made in respect of the surplus restriction and concluded that those judgements were appropriate. The Committee reviewed and concluded that sufficient disclosures were provided in the financial statements.
Significant legal matters impacting the group. Refer to note 19 of the Financial Statements.	The Committee agreed that adequate provision and/or disclosure have been made for all material litigation and disputes, based on the current most likely outcomes, including the litigation summarised in note 19 of the Financial Statements.
Accounting for business combinations. Refer to note 8 of the Financial Statements.	Diageo acquired Kanlaon Limited and Chat Noir Co. Inc. on 10 March 2023 and completed a number of other smaller acquisitions during the year ended 30 June 2023, for an aggregate consideration of £397 million. As at the completion date of these acquisitions, Diageo performed valuations of the identifiable assets and liabilities and the resulting goodwill. The purchase price allocation exercises are subject to management's judgement and estimates, including forecast cash flows, buyer specific synergies and the applicable discount rates used in valuations. The Committee reviewed management's purchase price allocations and the disclosures provided in the Financial Statements and concluded they were appropriate.
Functional currency of Diageo plc and presentation currency of Diageo group.	The Audit Committee agreed that in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively from fiscal 24. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.
Whether the Annual Report is fair, balanced and understandable.	The Audit Committee concluded that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company's performance, business model and strategy and that there is an appropriate balance between statutory (GAAP) and adjusted (non-GAAP) measures ensuring equal prominence.
The impact of climate change on the group's financial reporting and financial statements. Refer to pages 71-87 of 'Pioneer grain-to-glass sustainability' and note 1 and note 9 of the Financial Statements.	The Audit Committee agreed that the disclosures on pages 71-87 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

Championing our talent strategy



Dear Shareholder

I am pleased to provide the report of the Nomination Committee for the year ended 30 June 2023.

A key responsibility for the Committee is to ensure adequate succession planning for Board appointments, maintenance of a pipeline of strong candidates for potential nomination as directors, and supervising transitions for new appointments. During this year, the Committee had oversight of the transition of Chief Executives with Debra Crew succeeding Sir Ivan Menezes after ten years of dedicated leadership of the company. This transition was well underway when Ivan sadly passed away following a brief illness, with Debra taking over earlier than expected.

We welcome Debra back to the Board and congratulate her on her appointment. The Committee was unanimous in deciding that Debra is the right person to lead Diageo into the next phase of growth, with her deep understanding of the company and its stakeholders coupled with her broad experience in other consumer goods industries.

This year the Committee also managed the evaluation of the effectiveness of the Board, its Committees, members and processes. Further details, including the review's conclusions, recommendations and actions as presented to the Board in January 2023, are set out on page 113.

The Committee has also been involved in reviewing talent planning and succession of Executive Committee membership, with two changes being implemented or approved during the year. Claudia Schubert was appointed as President, North America in October 2022 and Soraya Benchikh assumed the role of President, Europe in January 2023. I congratulate Claudia and Soraya on their appointments and look forward to working with them.



Javier Ferrán
Chairman of the Nomination Committee

Role and composition of the Nomination Committee

The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee roles, and succession planning and overall talent strategy for senior leadership positions, including in relation to ensuring and encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board. More details on the role of the Nomination Committee are set out in its terms of reference which are available at https://www.diageo.com/en/our-business/corporate-governance.

The Nomination Committee comprises Javier Ferrán (Committee Chairman), Melissa Bethell, Karen Blackett, Susan Kilsby, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart and Ireena Vittal.

Recruitment and election procedures

The recruitment process for Non-Executive Directors includes the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high-calibre candidates. We have engaged executive search companies Egon Zehnder and Russell Reynolds Associates (neither of which have a connection with the company other than acting as an executive search agency) to assist with our current recruitment and pipelining requirements.

In the case of Executive Director or Executive Committee appointments, an executive leadership assessment may be carried out by an external professional agency. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board. In determining its recommendations, the Committee has regard to a broad range of factors including the candidate's background, skillset and experience, their ability to express independent judgement and participate across a broad range of topics, including on sustainability and societal matters, their ability to devote sufficient time to the company and whether their appointment would contribute towards the Board's diversity objectives which are set out in the Board Diversity Policy. This policy, which applies to the Board and its Committees, reflects the Board's belief that it is critical that Board membership includes a diverse range of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity and diversity of thought.

Any new Directors are appointed by the Board and, in accordance with the company's articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation and stand for re-election every year. The company's policy is for all Directors to attend the AGM, either physically or by video conference as permitted by the company's Articles of Association. Details of attendance of all Board and Committee meetings by Directors are set out on page 99.

External appointments

While the Board does not have a written policy as regards the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination Committee considers other demands on candidates' time. As a general principle, the Committee takes the view that Non-Executive Directors should have no more than four, and Executive Directors no more than one, listed mandates in addition to their role as a director of the company. Once appointed, any proposed additional external appointments are also reviewed by the Nomination Committee to ensure that the additional demands on a Director's time will not impact on the Director's ability to perform his or her role as a Director of the company before the additional appointment is recommended for approval by the Board. Directors' interests are reviewed and updated at each Board meeting. The Board has concluded that each Non-Executive Director has sufficient time to discharge their duties as a director of the company, taking into consideration their external appointments and commitments.

CEO succession

It is the role of the Nomination Committee to have oversight of the company's senior leadership development and succession plans, ensuring that the company has a pipeline of high-quality candidates for senior roles which is aligned with the company's long-term strategic ambitions and diverse leadership requirements. In March 2023, it was announced that, after ten years in role, Sir Ivan Menezes would retire as Chief Executive and step down from the Board on 30 June 2023 and that Debra Crew, then Chief Operating Officer, would take over as Chief Executive effective 1 July 2023. Sir Ivan, who was one of the UK's longest serving FTSE 100 chief executives, had led the company through an outstanding period of change, growth and performance.

As succession planning is an ongoing process, the Nomination Committee had an established process for identifying the most suitable person for the role of Chief Executive including a shortlist of potential successors which was kept under review in anticipation of a transition. As part of this process, the Nomination Committee conducted a review of potential candidates including a number of internal candidates on the company's internal succession plan as well as external candidates. The review included candidates who had different backgrounds and experience, and included diverse candidates. Following this review, the Nomination Committee made a recommendation to the Board that Debra Crew was the most suitable successor to Sir Ivan, having been a highly valued member of the Executive Committee with an impressive track record at both Diageo and other global consumer goods companies. Acting on the recommendation of the Nomination Committee, the Board approved her appointment and announced the transition on 28 March 2023. With the sad passing of Sir Ivan in early June 2023 after a brief illness, Debra's appointment as Chief Executive and Executive Director took effect earlier than expected, on 8 June 2023.

Set out below are the principal steps taken in relation to the announcement of the appointment of a new Chief Executive on 28 March 2023:

<u>Prior to fiscal 21 and ongoing thereafter:</u>
- A preliminary assessment of potential internal candidates and their development plans was reviewed, as part of annual talent and succession review with the Board.

<u>During fiscal 21:</u>
- An updated role specification for the Chief Executive was prepared, reviewed and approved by the Nomination Committee. Amongst other things, this set out the requirements for the role with regards to leadership capabilities, personal characteristics and key experiences, within the context of the performance and culture needed in Diageo.
- The Nomination Committee reviewed the results of an external talent benchmarking exercise conducted by an executive search firm, alongside continued assessment of the development of candidates on Diageo's internal succession plan.

<u>Commencing during fiscal 21 and subject to ongoing review thereafter:</u>
- A focussed longlist of external candidates was reviewed by the Nomination Committee, together with internal candidates.
- Internal candidates were invited to take part in a formal assessment process overseen by the Chairman supported by the Chief HR Officer.
- A panel of Nomination Committee members met shortlisted candidates for formal panel interviews with the Chairman and the Non-Executive Directors.
- Development plans were drawn up for internal candidates to enable the Nomination Committee to review progress on a periodic basis.

<u>During fiscal 22:</u>
- Periodic regular review of the development progress of internal candidates was undertaken by the Nomination Committee.
- The role specification was kept under ongoing review to ensure it reflected developments in Diageo's business context and any emerging requirements.

<u>During fiscal 23:</u>
- Proposed remuneration arrangements for the incoming and outgoing Chief Executives were reviewed and approved by the Remuneration Committee.
- The Nomination Committee recommended that the Board approve the appointment of Debra Crew as Diageo's next Chief Executive. The Remuneration Committee approved remuneration arrangements for the appointment of Debra Crew and the retirement of Sir Ivan Menezes.
- The Board unanimously approved the appointment and a regulatory announcement was released on 28 March 2023.

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were:

- the consideration, selection and recommendation as to the appointment of and transition plan for a new Chief Executive;
- the consideration of the talent pipeline for potential new Non-Executive Directors and other appointments to the Board;
- the design and conduct of the annual review of Board, Committee and individual Director effectiveness and performance and a review of the findings of the review and recommended actions;
- consideration and approval of the report of the Committee in the company's Annual Report and consolidated financial statements for the year ended 30 June 2023;
- consideration and recommendation to the Board of proposed changes in Directors' outside interests and any potential conflicts of interest; and
- a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience, and how such candidates would contribute towards the company's diversity objectives.

Evaluation

As part of the annual Board evaluation, all members of the Nomination Committee participated in an evaluation of the Committee. Feedback indicated that the Committee was effective and that Directors were satisfied with its performance, that it had managed the Chief Executive succession during the year well and that its processes were robust, transparent and effective. Further details of the evaluation can be found on page 113.

Induction and training

Our customary induction processes for newly appointed Directors includes individual meetings with Executive Committee members and other senior executives, visits to the company's production facilities and offices including the company's head office in London and the group's spirits production facilities, scotch brand homes, visitor centres and archives in Scotland.

Induction programmes for new Directors are tailored to suit the particular background and experience of the individual Director, with the Committee advising on priorities for that individual and tracking induction activity. These induction processes supplement existing practices whereby a continuing understanding of the business is developed through appropriate business engagements for Non-Executive Directors such as visits to customers, engagements with employees, and brand events worked into the annual cycle of Board meetings. Training on specific areas of risk and detailed reviews of strategic matters are provided by Executive Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions as part of the Board's Annual Strategy Conference and during the year as part of Board and Audit Committee meetings. In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility. All Directors are also provided with regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.

Diversity

The Board has a longstanding commitment to prioritise diversity and supports the recommendations of the FTSE Women Leaders Review (previously the Hampton-Alexander Review) on gender diversity and the Parker Review on ethnic diversity. The Board Diversity Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one Director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that both these objectives have currently been met. The Board Diversity Policy also sets out the Board's support for management's actions to increase the proportion of senior leadership roles held by women and by people from minority backgrounds and other under-represented groups. As at 30 June 2023, the percentage of women on the Executive Committee and their direct reports is 43%.

Board and Executive Committee reporting on gender identity or sex

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	3	27.3 %	1	7	50.0 %
Women	8	72.7 %	3	7	50.0 %
Not specified/prefer not to say	–	–	–	–	–

Board and Executive Committee reporting on ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	7	63.6 %	3	8	57.1 %
Mixed/Multiple Ethnic Groups	–	–	–	–	–
Asian/Asian British	3	27.3 %	1	3	21.4 %
Black/African/Caribbean/Black British	1	9.1 %	–	1	7.2 %
Other ethnic group, including Arab	–	–	–	2	14.3 %
Not specified/prefer not to say	–	–	–	–	–

Board composition



- Chairman
- Executive Director
- Non-Executive Director

Non-Executive Director tenure



- 0 - 3 years
- 3 - 6 years
- 6 - 9 years

Board gender diversity



- Male
- Female

Board ethnic diversity



- Directors of colour
- White European

Executive committee nationality


22%
22%
8%
8%
8%
8%
8%
8%
8%

- British
- American
- American/British
- Colombian
- French
- Indian
- Irish
- South African/British
- Spanish

Board diversity data

- Directors are defined as all Non-Executive and Executive Directors appointed to the Board. Board diversity related data are collated directly from each Director annually using a questionnaire and are given on a self-identifying basis.
- Directors of colour are defined in accordance with the Parker Review definitions as those "who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American regions".
- All Board diversity data above are given as at 30 June 2023.

Annual statement by the *Chairman of the Remuneration Committee*



Dear Shareholder

I am pleased to present the Directors' remuneration report for the year ended 30 June 2023, which contains:

- The updated Directors' remuneration policy, which shareholders are being asked to approve at the Annual General Meeting (AGM) on 28 September 2023; and
- The annual remuneration report, describing how the current Directors' remuneration policy has been implemented during 2023 and how the policy will be implemented in 2024.

Proposed Directors' Remuneration Policy

The Committee has reviewed the current Directors' remuneration policy and determined that it continues to support the company's strategy and will do so for the next three years. The Committee is therefore asking shareholders to approve our current policy, largely unchanged except for a governance enhancement to the post-cessation shareholding requirement, which further improves shareholder alignment. Executive Directors will now be required to hold 100% of their in-service shareholding level (500% of salary for the CEO and 400% of salary for the CFO) for two years post-exit. We have also improved the level of disclosure of our malus and clawback policy.

As well as submitting an updated Directors' remuneration policy for approval at the AGM in September 2023, shareholders are also being asked to approve the rules of the new Diageo Long-Term Incentive Plan (LTIP), as it is close to its 10-year expiry. No significant changes are being proposed to the rules.

During the year, the Committee reviewed the current Directors' remuneration policy. In doing so, it sought to ensure continued alignment with the delivery of business strategy, our ongoing ability to recruit and retain high-quality, international talent and to meet the expectations of our shareholders and the governance community. Consideration was given to the global nature of the business, which includes a large presence in North America and, therefore, the need to compete for talent in a global pool. Attracting and retaining key talent in an increasingly competitive talent pool is critical for our business and, at all levels, Diageo's talent strategy involves a global approach to internal talent mobility. Remuneration is an important aspect of being able to meet our talent objectives.

On behalf of the Committee, I engaged with our largest shareholders and their representatives on the new policy and considered the feedback received, which was positive. We also reviewed market practice trends in the FTSE 30 (excluding financial services) and our global consumer goods peer group. Further, and in line with our remuneration principles, the Committee considered the remuneration arrangements for the workforce globally when reviewing the policy for Executive Directors.

We value the views we have received from our shareholders and the strong support we have had in recent years. Maintaining both the dialogue and the support continue to be important to the Committee.

In this year's report

CEO transition

On 28 March 2023, we announced that Sir Ivan Menezes would retire on 30 June 2023 and Debra Crew would be appointed as the next CEO from the start of fiscal 24. Following the announcement on 7 June 2023 that Sir Ivan had sadly passed away, Debra Crew was appointed to the Board as CEO and Executive Director on 8 June 2023, having taken over as interim CEO on 5 June due to Sir Ivan's deteriorating health.

We set the salary for Debra Crew at $1,750,000, slightly below Sir Ivan's salary. The Committee determined that this salary level reflects Debra's significant relevant experience, which includes a prior CEO position in the United States and four years with Diageo, including time on the Diageo Board as a Non-Executive Director. The Committee considered both the FTSE 30 pay practices, as well as those of our global peer group when determining the appropriate level of pay for our Chief Executive.

The remuneration arrangements for Sir Ivan were approved within the terms of the Directors' remuneration policy and application of the plan rules on death in service. Further details, including exercises of discretion by the Committee, can be found on page 150.

Business performance and employees

As mentioned elsewhere in the Annual Report, Diageo delivered a strong set of 2023 results during a period of economic volatility and continued inflationary pressures. Both organic net sales and organic operating profit growth were within our medium-term guidance and follow two consecutive years of double-digit growth and are reflected in lower annual incentive outcomes this year relative to the prior two years. Over the year, we gained or held market share in markets that total 70% of our net sales value, delivered further expansion of organic operating margin through productivity savings and return on invested capital was 16.3%.

Colleagues across the business have continued to show resilience, agility and commitment during this period of sustained uncertainty. Diageo continues to focus on being market competitive and pro-active in the ways it supports the wellbeing of employees. Employee engagement has remained high again this year at 84%, two point higher than in 2022. Early in fiscal 23, Diageo made a one-time payment of £1,000 gross (capped at 15% of local equivalent annual salary) to all employees below Executive Committee level to recognise their commitment through challenging times. In addition, ongoing monitoring of the cost-of-living in all our geographies has resulted in off-cycle salary increases in countries experiencing the highest inflation. Other measures, such as financial education and progressive benefit policies have been implemented and more detail can be found on page 148.

Incentive outcomes

In determining annual and long-term incentive outcomes, the Remuneration Committee reviews not only the financial outcomes against targets set but also considers Diageo's wider business performance. It assesses market share gains, financial returns relative to our Alcoholic Beverages and TSR peer groups, progress made towards our 'Society 2030: Spirit of Progress' goals and employee engagement, among other factors. It also considers the experience of shareholders over the applicable performance period, in particular the company's TSR performance relative to our peer group.

Annual incentive

For the annual incentive, outcomes under the Net Sales (NSV) and Operating Profit (OP) measures were at and just under target respectively and Operating Cash Conversion (OCC) performance fell short of the minimum threshold required. Further detail is provided on page 140. Following a holistic review of business performance in the year, the Committee concluded that the outcome was fair and did not require any adjustment. Our annual incentive also includes Individual Business Objectives (IBOs) and the outcomes are described on page 140.

Once IBO outcomes are included, overall annual incentive payouts for fiscal 23 were 37% of maximum for Sir Ivan Menezes, 35% of maximum for Debra Crew and 36% of maximum for Lavanya Chandrashekar.

Long-term incentives

Strong financial performance over the three-year period, particularly in respect of growth in organic net sales and profit before exceptional items and tax (PBET), free cash flow (FCF) and share price growth of 26% resulted in a vesting outcome of 99% of maximum for the 2020 performance share awards for the prior CEO, the CEO and the CFO and 78% of maximum for the 2020 share options granted to the prior CEO and the CEO. The 2020 performance share awards were the first Diageo awards which included an Environmental, Social and Governance (ESG) component and the outcomes against these measures show solid progress towards Diageo's 'Society 2030: Spirit of Progress' ambition over this first three-year period.

Prior to confirming the vesting of DLTIP awards, the Committee considered whether there was a compelling case to change the formulaic outcome by reviewing overall business performance and the targets set for these awards. For the 2020 DLTIP awards, the Committee was especially cognisant of investor concerns around the potential for windfall gains given the timing of the grant during the Covid-19 pandemic. The Committee considered various factors, including the share price used to calculate the 2020 awards relative to the prior year's price, the stretch of the targets and the performance relative to peers (see page 142 for more detail). The Committee determined that the outcomes were appropriate and aligned to the assessment of Diageo's underlying business performance over the three-year period and made no adjustment to the vesting levels.

The Committee believes that the incentive plans continue to drive the desired behaviours to support the company's values and strategy and that the Directors' remuneration policy has operated as intended in 2023.

The year ahead and alignment of incentives with strategy

The Committee approved a base salary increase of 4% for the CFO, effective 1 October 2023, having reviewed market practice in the FTSE 30 and our global consumer goods peer group. This increase is below the 2023 salary increase budget for employees in the UK, which was 5%. There will be no increase for the CEO, whose next review will be in October 2024.

The structure and performance measures for the annual and long-term incentives remain unchanged for 2024 as these continue to align with the company's strategic priorities. The annual incentive focuses on net sales growth, operating profit (both of which represent critical measures of growth for Diageo) and operating cash conversion (which recognises the criticality of strong cash performance and cash containment, particularly in the current challenging market conditions) and IBOs add focus on individual strategic and financial objectives. The long-term incentive measures reflect key drivers of long-term growth by incorporating organic net sales, organic profit before exceptional items and tax (PBET), free cash flow (FCF), TSR and key ESG measures (greenhouse gas reduction, water efficiency, positive drinking and gender and ethnic diversity).

We were one of the first companies to include ESG measures in a long-term plan back in 2020, and consequently, as our practices evolve, we recognise that KPIs also need to evolve. The Committee believes in setting targets that incentivise the management team to make the right long-term decisions for all stakeholders and the environment. The water efficiency KPI under the 'Society 2030: Spirit of Progress' goals will, from fiscal 24, use an index approach, which links directly to the underlying water efficiency of the two production pillars of distillation and brewing & packaging. This approach reduces sensitivity to product mix compared to the current measure and the methodology used for each pillar is more consistent with what's used by our industry peers (see page 79 for more detail). The water efficiency component of the 2023 LTIP awards reflects the updated water efficiency index KPI.

As described on page 36 we are changing our functional currency from pounds sterling to US dollars from fiscal 24. The Free Cash Flow (FCF) targets for the 2023 DLTIP awards have therefore been set and disclosed in US dollars (see page 153) and the Free Cash Flow (FCF) targets for the in-flight awards have been translated into US dollars in accordance with the agreed methodology (see pages 144 and 146).

In summary

Diageo's resilient performance in another period of broad and sustained uncertainty is reflected in the incentive outcomes and the decisions the Committee has made, which it considers are in line with the company's philosophy of delivering market competitive pay in return for high performance against the company's strategic objectives.

I hope that you will vote in favour of the proposed Directors' remuneration policy and the Directors' remuneration report for fiscal 23 at the AGM on 28 September 2023.

Finally, and importantly, I would like to personally reiterate the sentiment which has been so well expressed elsewhere in this Annual Report about the sad and shocking loss of our CEO, Sir Ivan Menezes, just weeks before his planned retirement. It was a pleasure and an honour to work with Sir Ivan over the years and my thoughts continue to be with his family at this time.

Susan Kilsby
Non-Executive Director and Chair of the Remuneration Committee

Remuneration principles

The approach to setting executive remuneration continues to be guided by the remuneration principles set out below. The Committee considers these principles carefully when making decisions on executive remuneration in order to strike the right balance between risk and reward, cost and sustainability, and competitiveness and fairness.

The company has a strategy to grow and leverage its leaders globally given the international nature of the business. We also need to have the right tools in place to source talent globally and the increasingly restrictive corporate governance environment in the United Kingdom presents some challenges when considered against the significantly higher pay norms in the United States and other parts of the world, particularly given the increasing international mobility of the senior talent pool.

Long-term value creation for shareholders and pay for performance remains at the heart of our remuneration policy and practices. Attracting and nurturing a vibrant mix of international talent with a range of backgrounds, skills and capabilities enables Diageo to grow and thrive, and ultimately to deliver our Performance Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our global business, balanced against the need to ensure our packages are appropriate and fair in the business and wider employee context, delivering market-competitive pay in return for high performance against the company's strategic objectives.

Delivery of business strategy

Short and long-term incentive plans reward the delivery of our business strategy and Performance Ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company's growth plans and peer group forecasted performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.

Creating sustainable, long-term performance

A significant proportion of remuneration is delivered in variable pay linked to business and individual performance, focussed on consistent and responsible drivers of long-term growth. Performance against targets is assessed in the context of underlying business performance and the 'quality of earnings'.

Winning best talent

Well designed and market-competitive total remuneration, with an appropriate balance of fixed reward and upside opportunity, allows us to attract and retain the best talent from all over the world in a competitive talent market, which is critical to our continued business success.

Consideration of stakeholder interests

Executives are focussed on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo, and to hold shares acquired from long-term incentive awards for two years post-vesting aligns executives and shareholders. Decisions on executive remuneration are made with consideration of the interests of the wider workforce and other stakeholders, as well as the external climate.

Remuneration *at a glance*

	Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose	• Supports the attraction and retention of the best global talent with the capability to deliver Diageo's strategy	• Provision of market-competitive and cost-effective benefits supports attraction and retention of talent	• Incentivises delivery of Diageo's financial and strategic targets • Provides focus on key financial metrics and the individual's contribution to the company's performance	• Rewards consistent long-term performance in line with Diageo's business strategy • Provides focus on delivering superior long-term returns to shareholders	• Ensures alignment between the interests of Executive Directors and shareholders

Key features of current policy & proposed key policy changes	• Normally reviewed annually on 1 October
	• Salaries take account of external market and internal employee context
		• Provision of competitive benefits linked to local market practice
		• Maximum company pension contribution is 14% of salary, which is aligned to the offering for the wider workforce in the United Kingdom
			• Target opportunity is 100% of salary and maximum is 200% of salary
			• Performance measures, weightings and stretching targets are set by the Remuneration Committee
			• Subject to malus and clawback provisions
			• Executive Directors defer a minimum of one-third of earned bonus payment into Diageo shares held for three years
			• Remainder paid out in cash after the end of the financial year
				• Annual grant of performance shares and share options
				  • CEO award up to 500% of salary
				  • CFO award up to 480% of salary
				(% of salary for both CEO and CFO described in performance share equivalents)
				• Performance measures, weightings and stretching targets are set annually
				• Three-year performance period plus two-year retention period
				• Subject to malus and clawback provisions
				• Number of awards granted is based on a six-month average share price to 30 June preceding grant date
					• Minimum shareholding requirement within five years of appointment:
					  • CEO 500% of salary
					  • CFO 400% of salary
					• Post-employment shareholding requirement for Executive Directors of 100% of in-employment requirement in the first year after leaving the company and 50% in the second year after leaving the company
					Proposed policy change:
					Post-employment shareholding requirement for Executive Directors of 100% of in-employment requirement to be retained in full for two years after leaving the company

Planned for year ending 30 June 2024	• 4% salary increase for the CFO, below the annual salary budgets for the wider workforce in the United Kingdom • New CEO appointment from 5 June 2023. No salary increase in fiscal 24	• Allowances and benefits unchanged from prior year • Company pension contributions 14% of salary	• Size of annual incentive award opportunity is unchanged from prior year. For fiscal 24, measures are net sales growth, operating profit growth and operating cash conversion, 80% in total weighted equally, with remaining 20% on individual objectives	• Performance measures are net sales growth, relative TSR, cumulative free cash flow, profit before exceptional items and tax and 'Society 2030: Spirit of Progress' measures • Size of long-term incentive award opportunity is unchanged from prior year	• No change to in-employment shareholding requirement • Post-employment shareholding of 100% of in-year shareholding for two years after leaving the company

Implementation in year ended 30 June 2023	• 3% salary increase for the CEO and CFO, slightly below the annual salary budgets for the wider workforce in the United Kingdom and the United States	• Allowances and benefits unchanged from prior year
		• Company pension contribution:
		  • CEO 20% of salary until 1 January 2023, which was then reduced to 14% of salary
		  • CFO 14% of salary
			• Payout of 32.5% of maximum for the financial elements of the plan
			• Total payout of 37.25% of maximum for the prior CEO, 35.38% for the CEO and 36.0% for the CFO
				• Vesting of 2020 performance shares at 98.7% of maximum for Ivan Menezes, and 98.8% of maximum for Debra Crew and Lavanya Chandrashekar
				• Vesting of 2020 share options at 77.5% of maximum for Ivan Menezes and Debra Crew. Lavanya Chandrashekar did not receive share options in 2020
					• As at 30 June 2023, Ivan Menezes' shareholding was 2,728% of salary
					• As at 30 June 2023, Debra Crew's shareholding was 1% of salary (she has until 8 June 2028 to meet her requirement)
					• As at 30 June 2023, Lavanya Chandrashekar's shareholding was 47% of salary (she has until 1 July 2026 to meet her requirement)

Implementation in year ended 30 June 2022	• 3% salary increase for the CEO in line with wider workforce in the United Kingdom and the United States in 2021
	• CFO appointed 1 July 2021. No salary increases post appointment in 2021
		• Allowances and benefits unchanged from prior year
		• Company pension contribution:
		  • CEO 20% of salary
		  • CFO 14% of salary
			• Payout of 100% of maximum for the financial elements of the plan
			• Total payout of 93.75% of maximum for the CEO and 90.0% of maximum for the CFO
				• Vesting of 2019 performance shares at 59.3% of maximum for Ivan Menezes and 59.8% of maximum for Lavanya Chandrashekar
				• Vesting of 2019 share options at 61.5% of maximum for Ivan Menezes. The CFO did not receive share options in 2019
					• As at 30 June 2022, Ivan Menezes' shareholding was 3,093% of salary
					• As at 30 June 2022, Lavanya Chandrashekar's shareholding was 31% of salary (she has until 1 July 2026 to meet requirement)

Pay for performance at a glance

The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo's strategic plan and the historical and forecasted performance of Diageo and its peers.

Long-term incentives (for the period 1 July 2020 to 30 June 2023)

Organic growth in net sales

CAGR	Threshold	Midpoint	Maximum
	4.0%	6.0%	8.0%

Actual 14.5%

Cumulative free cash flow

Threshold	Midpoint	Maximum
£6,200m	£7,200m	£8,200m

Actual £8,404m

Organic growth in profit before exceptional items and tax

CAGR	Threshold	Midpoint	Maximum
	4.5%	8.25%	12.0%

Actual 16.5%

Relative TSR ranking vs peer group

Threshold	Midpoint	Maximum
9th (median)	-	3rd (upper quintile)

Actual 7th

ESG measure	Unit of measurement	Threshold	Midpoint	Maximum	Actual
Carbon reduction	Reduction in greenhouse gas emissions (cum%)	6.3%	10.3%	14.3%	**14.7%**
Water efficiency	Improvement in water efficiency (cum%)	5.8%	8.5%	11.2%	**9.4%**
Positive drinking	Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme	0.75m	1.00m	1.25m	**2.20m**
Inclusion & diversity	% female leaders globally	41%	42%	43%	**44%**
	% ethnically diverse leaders globally	38%	39%	40%	**43%**

Annual incentive (for the period 1 July 2022 to 30 June 2023)

Net sales growth

Threshold	Target	Maximum
3.5%	6.5%	9.5%

Actual 6.5%

Operating profit growth

Threshold	Midpoint	Maximum
2.5%	7.5%	12.5%

Actual 7.0%

Operating cash conversion

Threshold	Target	Maximum
95%	100%	105%

Actual 93.3%

Diageo's share price growth over the period 30 June 2020 to 30 June 2023

26%

2023	£33.79
2020	£26.82

Growth in dividend distribution to shareholders in year ended to 30 June 2023

5%

2023	80.00p
2022	76.18p

Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2023 is shown against the vesting outcome for the 2020 long-term incentive awards vesting in 2023). Outcomes against annual incentive financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual reports.

5-year vesting outcomes of long-term incentives

Executive Director vesting outcome (% of maximum) Annualised TSR %


100
80
60
40
20
0
30
24
18
12
6
0
89%
73%
10%
27.5%
29.3%
10%
59.3%
61.5%
98.7%
77.5%
2019
2020
2021
2022
2023

- Performance shares
- Share options
- Annualised total shareholder return over three-year long-term incentive performance period

5-year history of annual incentive payouts

Payout (% of maximum) Operating profit growth %


100
80
60
40
20
0
30
24
18
12
6
0
-20
60%
0%
100%
100%
32.5%
2019
2020
2021
2022
2023

- Annual incentive payout (financial measures excluding individual business objectives)
- Organic operating profit growth (% on prior year)

Remuneration Committee Governance

Remuneration Committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Susan Kilsby, Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart, Ireena Vittal and Karen Blackett. Susan Kilsby is the Chair of the Remuneration Committee and also the Senior Independent Director. The Chairman of the Board and the Chief Executive are invited to attend Remuneration Committee meetings, except when their own remuneration is being discussed. The Chief Human Resources Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting and incentive outcomes. The Remuneration Committee's terms of reference are available in the corporate governance section of the company's website and on request from the Company Secretary.

The Remuneration Committee is responsible for all executive remuneration decisions throughout the year, which includes setting financial targets for the annual and long-term incentive plans and the outcomes under these plans. During fiscal 23, the Remuneration Committee also reviewed the Directors' remuneration policy and consulted with Diageo's largest investors in preparation for seeking shareholder approval at the 2023 AGM, as well as the CEO transition arrangements and the death-in-service remuneration arrangements following the sad passing of Sir Ivan Menezes. The Committee considered the remuneration policy and practices in the context of the principles of the Corporate Governance Code, as follows:

Clarity – the Committee engages regularly with executives, shareholders and their representative bodies in order to explain the approach to executive pay;

Simplicity – the purpose, structure and strategic alignment of each element of pay has been laid out in the remuneration policy;

Risk – there is an appropriate mix of fixed and variable pay, and financial and non-financial objectives, and there are robust measures in place to ensure alignment with long-term shareholder interests, including the DLTIP post-vesting retention period, shareholding requirement, bonus deferral into shares and malus and clawback provisions. The Committee also considers the impact on behaviour of both the measures and targets set;

Predictability – the pay opportunity under different performance scenarios is set out on page 136 of this report;

Proportionality – executives are incentivised to achieve stretching targets over annual and three-year performance periods, and the Committee assesses performance holistically at the end of each period, taking into account underlying business performance and the internal and external context. The Committee may exercise discretion to ensure that payouts are appropriate; and

Alignment with culture – non-financial objectives may be incentivised under the individual business objective element of the annual incentive plan and 'Society 2030: Spirit of Progress' (ESG) priorities are incentivised under the long-term incentive plan, which reinforces the company's purpose and values. The design of remuneration and the measures used, reflect Diageo's culture.

External advisors

During the year ended 30 June 2023, the Remuneration Committee received advice on Directors' remuneration from both Deloitte and FIT. FIT was appointed as the Committee's new external advisor in October 2022.

The fees paid to Deloitte in fiscal 23 (until the end of their appointment) for advice provided to the Committee were £33,900. The fees paid to FIT in fiscal 23 since their date of appointment were £114,265. All fees were determined on a time and expenses basis.

The Committee is satisfied that FIT's (and previously Deloitte's) engagement partners, and the teams that provide remuneration advice to the Committee, have no connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. Deloitte provided and continues to provide unrelated services to the company in the areas of immigration and management consultancy. FIT does not provide Diageo with any other services. Deloitte and FIT are founder members of the Remuneration Consultants Group (RCG) which is responsible for developing and maintaining the Code of Conduct for Consultants to Remuneration Committees of UK listed companies. FIT attended Remuneration Committee meetings during the year following their appointment and the Committee is satisfied that the advice it has received has been objective and independent.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the Directors' remuneration policy at the 2020 AGM and the Directors' remuneration report (excluding the policy) at the 2022 AGM.

		For	Against	Total votes cast	Abstentions
Directors' remuneration policy[1]	Total number of votes	1,644,443,671	121,538,951	1,765,982,622	3,321,427
	Percentage of votes cast	93.12%	6.88%	100%	n/a
Directors' remuneration report (excluding the policy)[2]	Total number of votes	1,612,245,424	88,630,650	1,700,876,074	28,285,201
	Percentage of votes cast	94.79%	5.21%	100%	n/a

(1) As shown on pages 89–94 of the 2020 Annual Report.
(2) As shown on pages 106-112 and 119-131 of the 2022 Annual Report.

Directors' remuneration policy

This section of the report sets out the 2023 Directors' remuneration policy which will be put to a binding vote at the AGM on 28 September 2023 and, if approved, will apply with effect from 1 July 2023.

The current policy, which was approved by shareholders in September 2020, can be found on the company's website at https://www.diageo.com/en/our-business/corporate-governance/remuneration-at-diageo.

The Remuneration Committee discussed the details of the policy over a series of meetings, taking into account the strategic priorities of the business and evolving market practice. An external perspective was provided by the Remuneration Committee's advisor and the Remuneration Committee Chair engaged with the company's 20 largest shareholders and their representatives regarding the policy proposals. As referenced in the Remuneration Committee Chair's letter, the Committee believes the current policy continues to support the business strategy and therefore the new policy being put forward for shareholder approval remains largely the same. The key change from the current policy relates to the increase in post-cessation shareholding requirement which requires 100% of the in-service shareholding requirement (or, if lower, their actual shareholding on cessation) to be held for two years after leaving (from 100% in the first year and 50% in the second year under the current policy). We have improved disclosures by providing more detail on our malus and clawback policy, the shareholding requirements and the enforcement mechanism for the post-cessation shareholding requirements. Some minor editorial changes have also been made.

The Committee reserves the right to make minor changes to the policy, where required for regulatory, tax or administrative reasons.

Base salary

Purpose and link to strategy

Supports the attraction and retention of the best global talent with the capability to deliver Diageo's strategy and performance goals.

Operation

- Normally reviewed annually or following a change in responsibilities with any increases usually taking effect from 1 October.
- The Remuneration Committee considers the following parameters when reviewing base salary levels:
  - Pay increases for other employees across the group.
  - Economic conditions and governance trends.
  - The individual's performance, skills and responsibilities.
  - Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director's home market as well as global consumer goods companies.

Opportunity

Salary increases will be made in the context of the broader employee pay environment, and will normally be in line with those made to other employees in the relevant markets in which Diageo operates, typically the United Kingdom and the United States, unless there is a change in role or responsibility or other exceptional circumstances.

Benefits

Purpose and link to strategy

Provides market-competitive and cost-effective benefits as part of remuneration packages designed to attract and retain the best global talent.

Operation

- The provision of benefits typically depends on the country of residence of the Executive Director and may include but is not limited to a company car or travel allowance, the provision of a contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, medical and dental cover, tax support and tax return preparation costs.
- The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include, but are not limited to, relocation expenses, housing allowance and school fees where a Director is asked to relocate from his/her home location as part of their appointment. Where appropriate, for example in relation to relocation benefits, the company may also meet the tax costs associated with the benefit provision.

Opportunity

- The benefits package is set at a level which the Remuneration Committee considers:
  - provides an appropriate level of benefits depending on the role and individual circumstances;
  - is appropriate in the context of the benefits offered to the wider workforce in the relevant market; and
  - is in line with comparable roles in companies of a similar size and complexity in the relevant market.

Post-retirement provision

Purpose and link to strategy

Provides competitive post-retirement benefits which are part of remuneration packages designed to attract and retain the best global talent.

Operation

- Provision of market-competitive pension arrangements or a cash alternative based on a percentage of base salary.

Opportunity

- The maximum pension contribution, or cash alternative allowance, for Executive Directors is 14% of salary. The current CEO and CFO receive a pension contribution of 14% of salary, in line with the UK workforce.

Annual Incentive Plan (AIP)

Purpose and link to strategy

Incentivises delivery of Diageo's annual financial targets and the achievement of key individual objectives which are chosen to align with the business strategy and create a platform for sustainable longer-term performance. Compulsory deferral of a minimum of one-third of any annual incentive earned into shares for three years promotes longer-term alignment of Executive Directors' interests with shareholders' interests.

Operation

- Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the operating plan and historical and projected performance for the company and its peer group.
- The level of award is determined with reference to Diageo's overall financial and strategic performance and individual performance.
- A minimum of one-third of the actual earned bonus payment is normally deferred into a share award (pre-tax deferral) or owned shares (post-tax deferral) under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances. The remainder of the bonus payment is paid out in cash after the end of the financial year.
- The Remuneration Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual's contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year's annual report on remuneration.
- The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.
- In the case of pre-tax deferral, notional dividends accrue on deferred bonus share awards, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period (on post-tax deferral into owned shares, actual dividends are payable).

Opportunity

For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance. The maximum includes the deferred share element but excludes dividend equivalents payable in respect of deferred share awards.

Performance conditions

Annual incentive plan awards are normally based 70%-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash, and 0%-30% on broader objectives based on strategic goals and/or individual contribution.
The Remuneration Committee has discretion to amend the performance measures in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year's annual report on remuneration.

Diageo Long-Term Incentive Plan (DLTIP)

Purpose and link to strategy

Provides a long-term incentive to achieve key performance measures which support the company's strategy, and to align interests with shareholders.

Operation

- An annual grant of performance shares and/or market-price share options which vest subject to a performance test and continued employment, normally over a period of three years.
- Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
- The Remuneration Committee has the authority to exercise discretion to adjust the vesting outcome based on its assessment of the overall business performance over the performance period. This may include the consideration of factors such as holistic performance relative to peers, stakeholder outcomes and significant investment projects, for example.
- Following vesting, there is normally a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
- Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
- The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.

Opportunity

- The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents respectively (where a market-price option is valued at one-third of a performance share). Included within that maximum, no more than 375% of salary will be awarded in face-value terms in options, with the balance awarded in performance shares, to any Executive Director in any year.
- Awards vest at 20% of maximum for threshold performance and 100% of maximum if the performance conditions are met in full. The vesting schedule related to the levels of performance between threshold and maximum, including whether or not this will include an interim stretch performance level, will be determined by the Remuneration Committee on an annual basis and disclosed in the relevant remuneration report for that year. There is a ranking profile for the vesting of the part of the award based on relative total shareholder return, starting at 20% of maximum for achieving the threshold.

Diageo Long-Term Incentive Plan (DLTIP) continued

Performance conditions

The vesting of awards is linked to a range of measures which may include, but are not limited to:

- a growth measure (e.g. net sales growth, operating profit growth);
- a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital);
- a measure of Diageo's performance in relation to its peers (e.g. relative total shareholder return); and
- a measure relating to our 'Society 2030: Spirit of Progress' (environmental, social or governance) priorities.

Measures that apply to performance shares and market-price options may differ, as is the case for current awards. Weightings of these measures may also vary year on year.

The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year's annual report on remuneration.

Malus and Clawback

Under the AIP and DLTIP, the Remuneration Committee has discretion to apply malus and clawback in the circumstances specified in the applicable malus and clawback policy from time to time in place, for example:

- Material misstatement of results or an error resulting in overpayment.
- Risk failure resulting in material financial loss or any business area being the subject of a regulatory investigation or in breach of regulation.
- Employee misconduct/disciplinary action.
- Employee accountability for material reputational damage to the group which could have been avoided.
- In respect of the application of malus, deterioration in the financial situation of the Group which limits the ability to fund incentive awards.
- Any other matter which, in the reasonable opinion of the Remuneration Committee, is required to be considered to comply with prevailing legal and/or regulatory requirements.

The malus and clawback provisions may be invoked for one year following an AIP cash payment and two years following a DLTIP vesting. Where the Remuneration Committee determines that malus and/or clawback will apply, the Remuneration Committee has discretion to determine the basis of application and the means by which malus and/or clawback will be implemented.

The malus and clawback policy will be reviewed from time to time to ensure that the policy is compliant with any regulatory requirements, such as the NYSE listing rules.

All-employee share plans

Purpose and link to strategy

To encourage broader employee share ownership through locally approved plans.

Operation

- The company operates tax-efficient all-employee share acquisition plans in various jurisdictions.
- Executive Directors' eligibility may depend on their country of residence, tax status and employment company.

Opportunity

- Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.

Performance conditions

- Under the UK Share Incentive Plan, the annual award of Freeshares may be based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.

Shareholding requirement

Purpose and link to strategy

- Ensures alignment between the interests of Executive Directors and shareholders.

Operation

- The minimum in-employment shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
- Executive Directors are normally expected to build up their in-employment shareholding within five years of their appointment to the Board.
- Shares that count towards these minimum shareholding requirements are shares beneficially held by the Executive Director and their connected persons, including Deferred Bonus Share Plan (DBSP) shares within the three-year deferral period, on a net (if post-tax deferral)/notional net (if pre-tax deferral) of tax basis.
- Executive Directors are restricted from selling more than 50% of shares which vest under the long-term incentive plan or deferred bonus share plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chairman), until the shareholding requirement is met.
- In order to provide further long-term alignment with shareholders, Executive Directors will normally be expected to maintain a Diageo shareholding of 100% of the in-employment shareholding requirement (or, if lower, their actual shareholding on cessation) for two years after leaving the company.
- The Executive Directors enter into a deed undertaking to comply with the requirement and committing to hold the required number of shares in a specified nominee account.

Chairman of the Board and Non-Executive Directors' fees

Purpose and link to strategy

- Supports the attraction and retention of world-class talent and reflects the value of the individual, their skills and experience.

Operation

- Fees for the Chairman and Non-Executive Directors are normally reviewed every year.
- A proportion of the Chairman's annual fee may be used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chairman retires from the company or ceases to be a Director.
- Fees are reviewed in light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
- The Chairman and Non-Executive Directors do not participate in any of the company's incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with attendance at Board meetings (and any tax thereon) are paid by the company.
- The Chairman and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.
- All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Javier Ferrán, was re-appointed on 6 October 2022 for a three-year term, terminable on three months' notice by either party or, if terminated by the company, by payment of three months' fees in lieu of notice.

Opportunity

- Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chairman's fees.

Policy considerations

Performance measures

Further details of the performance measures under the fiscal 24 annual incentive plan and measures and targets for DLTIP awards to be made in September 2023, are set out in the annual report on remuneration, on page 153. Annual incentive targets will be disclosed retrospectively in next year's annual report on remuneration as they are deemed by the Board to be commercially sensitive until after the end of the fiscal year.

Performance targets are set to be stretching yet achievable, and take into account the company's strategic priorities and business environment. The Remuneration Committee sets targets based on a range of reference points, including the corporate strategy and broker forecasts for both Diageo and its peers.

Projected total remuneration scenarios

The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum, and maximum including assumed share price appreciation of 50%. The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the year ending 30 June 2024.

Debra Crew


Minimum
100%
Total $2,028 (£1,690)
Target
21% 20% 59%
Total $9,028 (£7,523)
Maximum
13% 25% 62%
Total $14,278 (£11,898)
Maximum plus 50% share price increase
10% 19% 71%
Total $18,653 (£15,544)
$'000
0
5,000
10,000
15,000
20,000
Salary, benefits and pension
Annual incentive
Long-term incentives

Lavanya Chandrashekar


Minimum
100%
Total $1,235 (£1,029)
Target
23% 20% 57%
Total $5,287 (£4,406)
Maximum
15% 25% 60%
Total $8,337 (£6,947)
Maximum plus 50% share price increase
12% 19% 69%
Total $10,843 (£9,036)
$'000
0
2,000
4,000
6,000
8,000
10,000
12,000
Salary, benefits and pension
Annual incentive
Long-term incentives

Basis of calculation and assumptions:

The 'Minimum' scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2024, value of benefits received in the year ended 30 June 2023, or the projected annual benefit value for year ending 30 June 2024 in the case of the newly appointed CEO, and the pension benefits to be accrued over the year ending 30 June 2024. These are the only elements of the Executive Directors' remuneration packages that are not subject to performance conditions.

The 'Target' scenario shows fixed remuneration as described above, plus a target payout of 50% of the maximum annual incentive and a midpoint payout of 60% of the maximum long-term incentive awards.

The 'Maximum' scenario reflects fixed remuneration, plus full payout of annual and long-term incentives.

The 'Maximum plus share price growth' scenario reflects fixed remuneration, plus full payout of annual and long-term incentives, including, for the latter, an assumed 50% share price appreciation over the performance period.

For long-term incentives, the awards are treated as though they were granted entirely as performance share awards.

The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the year ended 30 June 2023 of £1 = $1.20.

Approach to recruitment remuneration

Diageo is a global organisation selling its products in more than 180 countries around the world. The ability to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo's global talent strategy and, managed effectively, is a key driver in delivering Diageo's Performance Ambition.

The Remuneration Committee's overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo's business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo's remuneration policy, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short-term and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the individual forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance), as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options), holding period and whether or not performance conditions would apply.

Any such award would be fully disclosed and explained in the following year's annual report on remuneration. When exercising its discretion in establishing the reward package for a new Executive Director, the Committee will carefully consider the balance between the need to secure an individual in the best interests of the company against the concerns of investors about the quantum of remuneration and, if considered appropriate at the time, will consult with the company's biggest shareholders. The Remuneration Committee will provide timely disclosure of the reward package of any new Executive Director.

Service contracts and policy on payment for loss of office (including takeover provisions)

Executive Directors have rolling service contracts, details of which are set out below. These are available for inspection at the company's registered office.

Executive Director	Date of service contract
Debra Crew	28 March 2023
Lavanya Chandrashekar	13 January 2021

Notice period	The contracts provide for a period of six months' notice by the Executive Director or 12 months' notice by the company, the same as would apply for any newly-appointed Executive Director. A payment may be made in lieu of notice consisting of a sum equivalent to the base salary which the Executive Director would have received for any notice period outstanding on the date employment ends and the cost to the company of providing contractual benefits for this period (including pension contributions but excluding incentive plans). If, on the termination date, the Executive Director has exceeded their accrued holiday entitlement, the value of such excess may be deducted by the company from any sums due to them. If the Executive Director, on the termination date, has accrued but untaken holiday entitlement, the company will, at its discretion, either require the Executive Director to take such unused holiday during any notice period or make a payment to them in lieu of it, provided that if the employment is terminated for cause then the Executive Director will not be entitled to any such payment.
Mitigation	The Remuneration Committee requires (or may exercise its discretion to require) a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation.
Annual Incentive Plan (AIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee's discretion during the financial year, the Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date unless the Committee decides otherwise. Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made. The amount is subject to performance measures being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example, on death in service. The bonus may, if the Committee decides, be paid wholly in cash.
2020 Deferred Bonus Share Plan (DBSP)	Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which vest in full on departure, subject to any holding requirements under the post-employment shareholding policy. It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post-employment shareholding requirement that ensures the Executive Director continues to be invested in the company's longer-term interests. On a takeover, awards vest in full. On other corporate events, the Remuneration Committee may allow awards to vest in full.
Diageo Long-Term Incentive Plan (DLTIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee's discretion during the financial year, awards continue in effect. Awards will vest on the original vesting date with the exception of death in service, when awards will vest on the date of death, in each case unless the Remuneration Committee decides otherwise. When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The applicable retention period for vested awards continues for all leavers (other than in cases of disability, ill-health or death in service, where the retention period will end on the date of death or leaving employment), unless the Remuneration Committee decides otherwise. Where awards were granted in the form of options, on vesting they are generally exercisable for 12 months (or six months for approved options). The proportion of the award released depends on the extent to which the performance condition is met. The number of shares is reduced on a pro-rata basis reflecting the length of time the Executive Director was employed by the company during the performance period, unless the Remuneration Committee decides otherwise (for example, in the case of death in service). Where an Executive Director leaves within one month of the normal vesting date of the award, awards are not time pro-rated, unless the Remuneration Committee decides otherwise. On a takeover or other corporate event, awards vest subject to the extent to which the performance conditions are met and, unless the Remuneration Committee decides otherwise, the awards are time pro-rated. Otherwise the Committee, in agreement with the new company, may decide that awards should be swapped for awards over shares in the new company.
Repatriation/other	In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company may pay reasonable repatriation costs for leavers at the Remuneration Committee's discretion. The company may also pay for reasonable costs in relation to the termination, for example, tax, legal and outplacement support, where appropriate.

Non-Executive Directors' unexpired terms of appointment

All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM 2025
Susan Kilsby	4 April 2018	AGM 2024
Melissa Bethell	30 June 2020	AGM 2023
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2024
Sir John Manzoni	1 October 2020	AGM 2023
Lady Mendelsohn	1 September 2014	AGM 2023
Alan Stewart	1 September 2014	AGM 2023
Ireena Vittal	2 October 2020	AGM 2023
Karen Blackett	1 June 2022	AGM 2025

Payments under previous policies

The Committee reserves the right to make any remuneration payments and payments for loss of office, notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed (i) under a previous policy, in which case the provision of that policy shall continue to apply until such payments have been made; (ii) before the policy or the relevant legislation came into effect; or (iii) at a time when the relevant individual was not a director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the company.

Approach to stakeholder engagement

Shareholder engagement

The Committee is interested in the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In advance of finalising our proposed policy to be approved at the 2023 AGM, the Chair of the Remuneration Committee consulted with the company's largest shareholders and their representatives about the policy and the implementation plan for fiscal 24. The responses received from shareholders were supportive of the proposed change to enhance the post-cessation shareholding requirement, as well as the planned implementation for fiscal 24.

Employee engagement on executive remuneration

The Chairman of the Board led global workforce engagement sessions throughout the year and there were focus group sessions led by other Non-Executive Directors (more information can be found in the corporate governance section on page 110). As part of this engagement, there was a session where the Chairman shared information with employees about executive remuneration, including the Directors' remuneration policy, the role of the Remuneration Committee, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce.

Diageo also runs annual employee engagement surveys, which gives employees the opportunity to give feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors' remuneration are fed back to the Remuneration Committee.

These activities ensure that shareholder views and interests, as well as the all-employee reward context at Diageo, are considered when making executive remuneration decisions.

Consideration of wider workforce remuneration

When reviewing Executive Directors' salaries, the Committee takes into account the company's salary budgets for key geographies and, each year, the Committee has a session reviewing various aspects of workforce remuneration to deepen its understanding of employee pay arrangements. There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. The performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The key differences are that a larger percentage of Executive Directors' remuneration is performance related than that of other employees and salary, benefits and incentive participation levels vary according to role, seniority and business priorities.

When reviewing the Directors' remuneration policy, the Committee considered the remuneration arrangements for the workforce globally, as well as market practice in the FTSE 30 (excluding financial services) and Diageo's global consumer peer group. The Chairman also explains the Directors' remuneration policy to employees and seeks their feedback as part of the workforce engagement sessions, as described above. Given the minimal changes proposed for the 2023 Directors' remuneration policy, employees were not specifically consulted on this.

Annual report on remuneration

The following section provides details of how the company's 2020 remuneration policy was implemented during the year ended 30 June 2023, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2024.

Single total figure of remuneration for Executive Directors (audited)

The table below details the Executive Directors' remuneration for the year ended 30 June 2023.

	Ivan Menezes[1] [2]				Debra Crew[1] [2]				Lavanya Chandrashekar[1]			
	2023 £ '000	**2023 $ '000**	2022 £ '000	2022 $ '000	**2023 £ '000**	**2023 $ '000**	2022 £ '000	2022 $ '000	**2023 £ '000**	**2023 $ '000**	2022 £ '000	2022 $ '000
Fixed pay												
Salary [3]	**£1,403**	**$1,683**	£1,277	$1,699	**£105**	**$126**	n/a	n/a	**£831**	**$997**	£733	$975
Benefits [4]	**£124**	**$149**	£133	$177	**£4**	**$5**	n/a	n/a	**£53**	**$63**	£429	$571
Pension[5]	**–**	**–**	£209	$278	**£10**	**$13**	n/a	n/a	**£110**	**$133**	£103	$138
Total fixed pay[9]	**£1,527**	**$1,832**	£1,619	$2,153	**£120**	**$145**	n/a	n/a	**£993**	**$1,193**	£1,265	$1,684
Performance related pay												
Annual incentive[6]	**£1,019**	**$1,223**	£2,413	$3,209	**£79**	**$95**	n/a	n/a	**£603**	**$723**	£1,320	$1,755
Long-term incentives[7]	**£8,036**	**$9,643**	£3,312	$4,405	**£204**	**$245**	n/a	n/a	**£286**	**$343**	£121	$161
Other incentives [8]	**–**	**–**	–	–	**–**	**–**	n/a	n/a	**£3**	**$4**	n/a	n/a
Total variable pay[9]	**£9,055**	**$10,866**	£5,724	$7,613	**£284**	**$340**	n/a	n/a	**£892**	**$1,070**	£1,440	$1,916
Total single figure of remuneration[9]	**£10,582**	**$12,698**	£7,343	$9,767	**£403**	**$485**	n/a	n/a	**£1,885**	**$2,263**	£2,706	$3,599

Notes

(1)	Exchange rate	The amounts shown in US dollars are converted to sterling using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2023, the exchange rate was £1 = $1.20 and for the year ended 30 June 2022, the exchange rate was £1 = $1.33. Ivan Menezes, Debra Crew and Lavanya Chandrashekar are paid in US dollars.	
(2)	CEO transition	Ivan Menezes' pay and benefits reflects time served in fiscal 2023 up to and including the date of his death-in-service, which was also his last day of employment (6 June 2023). Debra Crew's pay and benefits reflect the period 5 to 30 June 2023 only, following her appointment as interim CEO on 5 June 2023 and CEO and Executive Director on 8 June 2023.	
(3)	Salary	Ivan Menezes' salary figure includes an amount of £42k in respect of untaken annual leave.	
(4)	Benefits	The benefits numbers include the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£17k), company car allowance (£17k), contracted car service (£19k), tax return preparation (£68k), product allowance, life and long-term disability cover. Debra Crew's benefits for the period 5 to 30 June include flexible benefits allowance (£1.2k), travel allowance (£798), tax return preparation (£1.4k), product allowance and life and long-term disability cover. Lavanya Chandrashekar's benefits include flexible benefits allowance (£20k), travel allowance (£11k), tax return preparation (£14.4k), product allowance and life and long-term disability cover.	
(5)	Pension	Pension benefits earned during the year represents the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. Ivan Menezes was a deferred member of the UK Diageo Pension Scheme (DPS) since 31 January 2012 and the pension amount that accrued in excess of inflation over each of 2022 and 2023 under this scheme was nil. Debra Crew started to accrue benefits in the Supplemental Executive Retirement Plan (SERP) from 1 October 2022. Lavanya Chandrashekar started accruing benefits in the SERP from 1 July 2021. The company pension contribution has been 14% of salary from 1 January 2023 for all Executive Directors, aligned to the rate for the UK workforce.	Page 143
(6)	Annual incentive	The performance achieved under the fiscal 23 annual incentive plan resulted in an outcome of 32.5% of maximum for the financial elements of the plan, which represented 80% of the maximum incentive opportunity. Taking account of performance against Individual Business Objectives (IBOs), the annual incentive payout is 37.25% of maximum for Ivan Menezes, 35.38% of maximum for Debra Crew and 36.0% of maximum for Lavanya Chandrashekar. For Debra Crew, the 2023 amount reflects the period 5 to 30 June 2023 (as a proportion of the financial year). In accordance with their elections to defer post-tax, one-third of the annual incentive for fiscal 23 shown in the table above for Debra Crew (which relates to the period 5 to 30 June 2023) and Lavanya Chandrashekar will be deferred into owned shares which are held for three years in a nominee account. The annual incentive for Ivan Menezes will be paid entirely in cash, the Committee having exercised discretion to waive the one-third deferral into shares (see page 150 for more details.	Page 140
(7)	Long-term incentives	Long-term incentives represent the estimated gain (based on the average three-month ADR price to 30 June 2023 of $178.52) delivered through share options and performance shares where performance conditions have been met in the respective financial year. It also includes the value of additional shares earned in lieu of dividends on these vested performance shares. For Ivan Menezes, the 2023 long-term incentives amount comprises performance shares and share options awarded in 2020 and vesting at 98.7% and 77.5% of maximum respectively. For Debra Crew, the 2023 amount reflects the period 5 to 30 June (as a proportion of the three-year performance period). The 2020 performance shares and share options were granted before she became an Executive Director, and due to a slightly different vesting schedule for awards granted below the Board, vested at 98.8% and 77.5% of maximum respectively. Lavanya Chandrashekar's 2020 performance share award was also granted before she became an Executive Director and vested at 98.8% of maximum. Of the 2023 long-term incentive amounts shown in the table above, £2,954k for Ivan Menezes, £67k for Debra Crew and £72k for Lavanya Chandrashekar related to share price appreciation over the fiscal 21 to fiscal 23 performance period. For 2022, long-term incentives comprise performance shares and share options awarded in 2019 that vested in September 2022 at 59.3% and 61.5% of maximum respectively for Ivan Menezes and performance shares that vested at 59.8% for Lavanya Chandrashekar, including dividend equivalents on performance shares. 2020 long-term incentive amounts have been restated to reflect the ADR share price on the vesting date of $175.09 instead of the average three-month ADR share price used in last year's report of $190.22.	Page 141
(8)	Other incentives	Other incentives include the grant face value of awards made under the all-employee share plans. Awards do not have performance conditions attached.	
(9)	Totals	Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.	

Looking back on 2023

Annual incentive plan (AIP) payouts for 2023 (audited)

AIP payout for the year ended 30 June 2023

AIP payouts for all of the Executive Directors serving during the year are based 80% on performance against the group financial measures and 20% on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures[1]

Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Payout opportunity (% maximum)		25%	50%	100%		
Net sales (% growth)[2]	26.67%	3.5%	6.5%	9.5%	**6.5%**	**13.34%**
Operating profit (% growth)[2]	26.67%	2.5%	7.5%	12.5%	**7.0%**	**12.67%**
Operating cash conversion[3]	26.67%	95.0%	100.0%	105.0%	**93.3%**	**–**
Full year performance for 1 July 2022 - 30 June 2023	**80.00%**					**26.00%**

Individual business objectives

Measure (IBOs equally weighted) and target	Weighting	Result	Payout (% of total AIP opportunity)
Ivan Menezes Chief Executive	**20.00 %**		**11.25%**
Global market share performance • Grow or hold total trade market share in 2/3rds of total net sales in measured markets.	10.00 %	• We gained or held total trade market share in markets that total 70% of our net sales in fiscal 23[6]	5.00%
Positive drinking Continued improvement in Positive Drinking in fiscal 23 • Educate 809,000 people on the dangers of underage drinking. • Progress towards a cumulative total of 1 billion people with dedicated responsible drinking messaging by 2030. • Help create a thriving hospitality sector post Covid-19 where responsible drinking is the norm by reaching 19,400 people by the end of fiscal 23 through skills building programmes.	10.00 %	Positive drinking targets for fiscal 23 have been exceeded as set out below: • By the end of fiscal 23, we had educated just under 2 million people on the dangers of underage drinking, far exceeding the target. • The 2030 target of reaching 1 billion people with dedicated responsible drinking messaging has been met several years earlier than planned. • Significant achievement with Diageo markets across the world reaching 31,600 people with business and hospitality skills training.	6.25%
Lavanya Chandrashekar Chief Financial Officer	**20.00 %**		**10.00%**
Global operating margin • Deliver Operating Margin in line with fiscal 23 Annual Operating Plan (AOP).	10.00 %	• Achieved a performance level just below AOP for fiscal 23.	3.75%
Finance Transformation • Reduce time taken to set up customers in specified markets, thereby increasing speed to market and supporting growth. • Reduce finance organisation costs (people and indirect) by £10 million. • Close 80% of audit management action plans on time. • Improve Service Level Agreement(SLA) performance by resolving 80% of both critical and high priority incidents within the specified SLA timeframe.	10.00 %	There has been over delivery on the finance transformation milestones for fiscal 23 as follows: • Delivered a new integrated customer account solution into six markets making customer set up time faster than the target of 10 business days. • Delivered finance productivity savings of greater than £18m. • Closure of 100% of all audit management actions, where these were required. • SLA improvement target exceeded for high priority incidents and just under target for critical incidents.	6.25%

Notes

The AIP payout for Debra Crew is based 80% on performance against the group financial measures as noted in the table at the top of this page and 20% on performance against IBOs. Debra Crew's IBOs for fiscal 23 related to her role as Chief Operating Officer (COO), prior to appointment as CEO late in the financial year following the death in service of Ivan Menezes. The first of two equally weighted IBOs for the COO role (growing or holding total trade market share in 2/3rds of total net shares in measured markets) was aligned to Ivan Menezes's goal and was achieved. Ms Crew's second IBO for the COO role was to grow value market share in North America Total Beverage Alcohol, whilst driving operating margin in line with Annual Operating Plan (AOP) targets and there was satisfactory delivery under this IBO. The resulting overall IBO outcome was 9.38% out of a total of 20%.

Payout

	Group (weighted 80%)	IBO (weighted 20%)	**Total (% max)**	Total (% annual salary)	**Total ('000)[4] GBP**	Total ('000) USD
Ivan Menezes[(4),(5)]	26.00%	11.25%	**37.25%**	69.40%	**£1,019**	$1,223
Debra Crew[(4),(5)]	26.00%	9.38%	**35.38%**	5.40%	**£79**	$95
Lavanya Chandrashekar[(4),(5)]	26.00%	10.00%	**36.00%**	72.00%	**£603**	$723

(1) Performance against the AIP measures is calculated using 2023 budgeted exchange rates and is measured on a currency-neutral basis.
(2) For AIP purposes, Net Sales Value (NSV) growth and Operating Profit (OP) growth are calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(3) For AIP purposes, Operating Cash Conversion (OCC) is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The measure incorporates the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rate for the year.
(4) AIP payments are calculated using base salary as at 30 June 2023, in line with the global policy that applies to other employees across the company. For Ivan Menezes, the payment reflects time employed in fiscal 23 up to and including 6 June 2023. For Debra Crew, the payment disclosed reflects the period 5 to 30 June, covering the period from appointment as interim CEO on 5 June 2023 to the end of the fiscal year and is based on her CEO salary which applied from 5 June 2023.
(5) In accordance with the 2020 remuneration policy and their individual elections to defer post tax, one-third of Debra Crew's and Lavanya Chandrashekar's after tax AIP payout disclosed in the table above will be deferred into Diageo shares, which will be held for three years in a nominee account. These shares will be acquired in September 2023 and the number of shares will be disclosed in the 2024 remuneration report. The Committee waived the deferral requirement in respect of Ivan Menezes.
(6) Market share reflects internal estimates incorporating Nielsen, Association of Canadian Distillers, CGA, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, Ipsos and other third-party providers.
(7) No discretion was exercised by the Remuneration Committee in determining the AIP outcome.

Long-term incentive plans (LTIPs) vesting in 2023 (audited)

Long-term incentive awards are made under the Diageo Long-Term Incentive Plan (DLTIP), which was approved by shareholders at the AGM in September 2014, which will be presented for shareholder renewal at the AGM in September 2023. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. Awards granted to Executive Directors vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.

Share options – granted in September 2020, vesting in September 2023 (audited)

In September 2020, Ivan Menezes and Debra Crew (although not an Executive Director at the time of grant) received share option awards over ADRs under the DLTIP, with an exercise price of $133.88. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:

- Relative total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
- Cumulative free cash flow (FCF)

The vesting profile for grants to Executive Directors for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100
4th	95
5th	75
6th	65

TSR ranking (out of 17)	Vesting (% max)
7th	55
8th	45
9th	20
10th or below	0

TSR peer group (16 companies)		
AB Inbev	Heineken	Pernod Ricard
Brown-Forman	Kimberly-Clark	Procter & Gamble
Carlsberg	L'Oréal	Reckitt Benckiser
The Coca-Cola Company	Mondelēz International	Unilever
Colgate-Palmolive	Nestlé	
Groupe Danone	PepsiCo	

Performance shares – awarded in September 2020, vesting in September 2023 (audited)

In September 2020, Ivan Menezes, Debra Crew and Lavanya Chandrashekar (Ms Crew and Ms Chandrashekar were not Executive Directors at the time of grant) received performance share awards under the DLTIP. Awards vest after a three-year period subject to the achievement of three performance conditions outlined below:

- Organic Net Sales Value (NSV) growth (weighted 40%);
- Profit Before Exceptional items and Tax (PBET) growth (weighted 40%); and
- ESG measures (water efficiency, carbon reduction, positive drinking & diversity & inclusion) weighted 20%.

Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.

Vesting outcome for 2020 performance share and share option awards in September 2023 (audited)

The 2020 performance share award vested at 98.7% of maximum for Ivan Menezes and 98.8% of maximum for Debra Crew and Lavanya Chandrashekar. The 2020 share options vested at 77.5% of maximum for Ivan Menezes and Debra Crew, as detailed below:

Vesting of 2020 DLTIP[5]	Weighting	Threshold	Midpoint	Maximum	Actual	Ivan Menezes vesting (% maximum)[5]	Debra Crew vesting (% maximum)[5][6]	Lavanya Chandrashekar vesting (% maximum)[5][6]
Vesting if performance achieved (% maximum)		20%/25%	60%/62.5%	100%				
Organic net sales growth (NSV)[1]	40.0%	4.0%	6.0%	8.0%	14.5%	40.0%	40.0%	40.0%
Profit before exceptional items and tax (PBET) growth[2]	40.0%	4.5%	8.25%	12.0%	16.5%	40.0%	40.0%	40.0%
Carbon reduction (ESG)	5.0%	6.3%	10.3%	14.3%	14.7%	5.0%	5.0%	5.0%
Water efficiency (ESG)	5.0%	5.8%	8.5%	11.2%	9.4%	3.7%	3.8%	3.8%
Positive drinking (ESG)	5.0%	0.75m	1.0m	1.25m	2.2m	5.0%	5.0%	5.0%
Inclusion & diversity - % female leaders globally (ESG)	2.5%	41.0%	42.0%	43.0%	44.0%	2.5%	2.5%	2.5%
Inclusion & diversity - % ethnically diverse leaders globally (ESG)	2.5%	38.0%	39.0%	40.0%	43.0%	2.5%	2.5%	2.5%
Vesting of performance shares (% maximum)						**98.7%**	**98.8%**	**98.8%**
Cumulative free cash flow (FCF)[3]	50.0%	£6,200m	£7,200m	£8,200m	£8,404m	50.0%	50.0%	n/a
Relative total shareholder return[4]	50.0%	9th	-	3rd	7th	27.5%	27.5%	n/a
Vesting of share options (% maximum)						**77.5%**	**77.5%**	**n/a**

(1) Net Sales Value (NSV) growth is calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(2) Profit before exceptionals and tax growth is presented on a constant currency basis and it excludes the impact of acquisitions and disposals. The impact of hyperinflation on operating profit is considered under the same organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded. This metric also includes adjustment to exclude the fair value remeasurement of contingent considerations, earn out arrangements and biological assets and to exclude post-employment credits. Furthermore, the metric excluded the interest on current year's share repurchase program (SRP) and excludes the year-over-year change of M&A related interest.
(3) Cumulative FCF is based on the outcome for each of the three years within the performance period, measured before exceptional items and on an FX neutral basis by adjusting actual outcomes back to the base year exchange rates, and incorporates the organic treatment of hyperinflationary economies. Furthermore, the cash flow impact of any material business development activities such as share repurchase programmes, acquisitions and disposals, which were not known and planned at the beginning of the vesting period, are excluded from the 3-year performance.
(4) Relative total shareholder return (TSR) is measured as the percentage growth in Diageo's share price (assuming all dividends and capital distributions are re-invested) compared to the TSR of a peer group of 16 international drinks and consumer goods companies. TSR calculations are based on an averaging period of 6 months and converted to a common currency (US dollars). Calculation is performed and provided by FIT.
(5) No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.
(6) At the time of grant of the 2020 awards, Debra Crew and Lavanya Chandrashekar were not Executive Directors. The vesting schedule for awards granted to executives below the Board has a threshold vesting of 25% of maximum (62.5% at midpoint). Vesting at threshold for awards granted to Executive Directors is 20% of maximum (60.0% at midpoint). No options were granted to Lavanya Chandrashekar in 2020 as she was not on the Executive Committee at the time of grant.

Summary of performance share awards and options vesting (audited)

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR price	Dividend equivalent share	Estimated value ($'000)[1]	Estimated value (£'000)
Ivan Menezes	Performance shares	03/09/2020	43,377	98.7%	42,813	–	$178.52	2,796	$8,142	£6,785
	Share options	03/09/2020	43,377	77.5%	33,617	$133.88	$178.52	–	$1,501	£1,251
Debra Crew	Performance shares	03/09/2020	1,176[2]	98.8%	1,161		$178.52	75	$221	£184
	Share options	03/09/2020	714[2]	77.5%	553	$133.88	$178.52		$25	£21
Lavanya Chandrashekar	Performance shares	03/09/2020	1,827	98.8%	1,805	–	$178.52	117	$343	£286

(1) The total long-term incentives value shown in the single figure of remuneration on page 139 is split between performance shares and share options in the table above and is based on an average ADR price for the last three months of the fiscal year ($178.52).
(2) The value of performance share awards and options awarded and vesting included in the table above for Debra Crew are pro-rata amounts reflecting the period from 5 to 30 June as a proportion of the three-year performance period, as shown in the single figure of remuneration on page 139. The 1,176 pro-rata performance shares awarded comprises 714 performance shares granted under the DLTIP (total award of 30,076 ADRs) and 462 performance shares granted under the DESAP (total award of 19,494 ADRs), which was granted in recognition of equity which was forfeited on joining Diageo. The pro-rata share options number reflects 714 share options granted under the DLTIP (total award of 30,076 ADRs)

In considering the vesting outcome of the 2020 DLTIP awards, the Remuneration Committee was especially cognisant of investor concerns around the potential risk of windfall gains following volatility in global stock markets at the time of grant as a result of the Covid-19 pandemic. The Committee considered a number of factors including share price movement over the performance period (up 26%), Diageo's underlying financial performance, historical award and vesting levels and absolute award value. The Committee noted that the 2020 DLTIP awards were made in September 2020 and, in line with usual Diageo practice, the number of awards granted was determined using a six-month average share price up to 30 June. This helps to smooth out share price volatility and, at $143.63 for the 2020 grants, the price used to calculate the awards was only around 10% lower than the prior year's price. The Committee considered Diageo's overall business performance and value created for shareholders and other relevant factors over the period and determined that the outcomes were fair and appropriate and made no adjustment to the payouts. It also considered the level of difficulty of the targets set at a time of uncertainty and determined that the vesting outcome was consistent with Diageo's long-term performance and returns to shareholders. Diageo's compound annual growth in net sales and profit over this period have also been at the top end of the global peer group.

Pensions and benefits in the year ended 30 June 2023

Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors' remuneration policy.

Pension arrangements (audited)

Ivan Menezes was a member of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP), with an accrual rate of 20% of base salary until 1 January 2023 when it was reduced to 14% of base salary, until his date of death of 6 June 2023. Debra Crew and Lavanya Chandrashekar are members of the SERP with an accrual rate of 14% of base salary respectively during the year ended 30 June 2023. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, Debra Crew and Lavanya Chandrashekar can withdraw the balance of the plan six months after leaving service or age 55, if later and the balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.

Ivan Menezes, Debra Crew and Lavanya Chandrashekar participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP), until August 2012, 30 September 2022 and June 2021 respectively, and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions were 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions were 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

Ivan Menezes was also a member of the Diageo Pension Scheme (DPS) in the United Kingdom between 1 February 1997 and 30 November 1999. The accrual of pensionable service ceased in 1999 but the linkage to salary remained until January 2012.

Upon death in service on 6 June 2023, a life insurance benefit of $3 million became payable by the insurance provider for Ivan Menezes. In the event of death in service, a lump sum of six times base salary is payable to Debra Crew and Lavanya Chandrashekar.

The table below shows the pension benefits accrued by each Executive Director as at year end (or to 6 June 2023 in the case of Ivan Menezes). The accrued United Kingdom benefits for Ivan Menezes are annual pension amounts, whereas the accrued US benefits for Ivan Menezes, Debra Crew and Lavanya Chandrashekar are one-off cash balance amounts.

	30 June 2023		30 June 2022	
Executive Director	UK pension £'000 p.a.	US benefit £'000	UK pension £'000 p.a.	US benefit £'000
Ivan Menezes[(1)]	**75**	**9,563**	75	9,251
Debra Crew[(2)]	**Nil**	**761**	Nil	761
Lavanya Chandrashekar[(3)]	**Nil**	**413**	Nil	302

(1) Ivan Menezes' US benefits are higher at 6 June 2023 than at 30 June 2022 by £312k. The breakdown of this relates to £452k of which is due to pension benefits earned over the year (none of which is over and above the increase due to inflation - as reported in the single figure of remuneration, see page 139), £103k of which is due to interest earned on his deferred US benefits until his death in service and a reduction of (£243k) which is due to exchange rate movements over the year.
(2) Debra Crew's US benefits are the same at 30 June 2023 than at the date of her appointment to interim CEO and Executive Director and CEO. The breakdown of this relates to £10k of which is due to pension benefits earned over the year (all of which is over and above the increase due to inflation - as reported in the single figure of remuneration, see page 139), £1k of which is due to interest earned on her deferred US benefits over the year and a reduction of (£11k) of which is due to exchange rate movements over the year.
(3) Lavanya Chandrashekar's US benefits are higher at 30 June 2023 than at 30 June 2022 by £111k. The breakdown of this relates to £122k of which is due to pension benefits earned over the year (£110k of which is over and above the increase due to inflation - as reported in the single figure of remuneration, see page 139), £7k of which is due to interest earned on her deferred US benefits over the year and a reduction of (£18k) of which is due to exchange rate movements over the year.

The Normal Retirement Age applicable to each Director's benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes	60	65	6 months after leaving service	6 months after leaving service
Debra Crew	n/a	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later
Lavanya Chandrashekar	n/a	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later

Long-term incentive awards made during the year ended 30 June 2023 (audited)

On 3 September 2022, Ivan Menezes, Debra Crew and Lavanya Chandrashekar received awards of performance shares and market-priced share options under the DLTIP based on a percentage of base salary as outlined below. Ms Crew was not an Executive Director at the time of grant. The three-year period over which performance will be measured is 1 July 2022 to 30 June 2025.

The performance measures and targets for awards made in September 2022 are outlined below. Net sales and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust measure of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return, the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced in 2020, reinforces the stretching and strategically important goals under the 'Society 2030: Spirit of Progress' ambition, Diageo's 10-year action plan to help create an inclusive and sustainable world. The definition of the ESG measures was set out on page 130 of the annual remuneration report for fiscal 22.

	Performance shares							Share options	
2022 DLTIP	Organic net sales growth	Organic profit before exceptional items and tax growth	Reduction in greenhouse gas emission	Water efficiency	Changed attitudes on dangers of underage drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow[1]	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	4.5% - 8.5%	5% - 12%	10.7% - 17.6%	6.3% - 12.1%	2.6m - 4.0m	45% - 47%	42% - 44%	$10,175m - $12,569m	Median - upper quintile

(1) The cumulative free cash flow (FCF) targets have been restated in USD following the change in reporting currency from fiscal 24 onwards (original GBP target range was £7,650m - £9,450m). More details can be found on page 36.

20% (25% for Ms Crew as the awards were made before she became an Executive Director) of DLTIP awards will vest at threshold, with vesting in a straight line up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value $'000	Face value (% of salary)
Ivan Menezes	02/09/2022	DLTIP - share options	ADR	33,845	$176.95	$6,610	375%
Ivan Menezes	02/09/2022	DLTIP - performance shares	ADR	33,845	–	$6,610	375%
Debra Crew	02/09/2022	DLTIP - share options	ADR	26,629	$176.95	$5,200	360%
Debra Crew	02/09/2022	DLTIP - performance shares	ADR	26,629	–	$5,200	360%
Lavanya Chandrashekar	02/09/2022	DLTIP - share options	ADR	18,512	$176.95	$3,615	360%
Lavanya Chandrashekar	02/09/2022	DLTIP - performance shares	ADR	18,512	–	$3,615	360%

The proportion of the awards outlined above that will vest is dependent on the achievement of performance conditions and continued employment, and the actual value received may be nil. The vesting outcomes will be disclosed in the 2025 annual remuneration report.

In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing ADR price for the last six months of the preceding financial year ($195.29). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ADR price of the three days preceding the grant date ($176.95).

Outstanding share plan interests (audited)

Plan name	Date of award	Performance period	Year of vesting	Award calculation share price	Exercise price	Number of shares/ options at 30 June 2022 [1]	Granted	Vested/ exercised	Dividend equivalent Shares released	Lapsed	Number of shares/ options at 30 June 2023	Share type
Ivan Menezes												
DLTIP – share options[3]	Sep 2017	2017-2020	2020		$134.06	14,098					14,098	ADR
DLTIP – share options[3]	Sep 2018	2018-2021	2021		$140.89	4,284					4,284	ADR
DLTIP – share options[3]	Sep 2019	2019-2022	2022		$170.28	38,827				14,949	23,878	ADR
Total vested but unexercised share options in Ordinary shares[2]											**169,040**	**ORD**
DLTIP - share options[4] [5] [9]	Sep 2020	2020-2023	2023		$133.88	43,377					43,377	ADR
DLTIP - share options[6] [9] [11]	Sep 2021	2021-2024	2024		$194.75	36,675				12,248	24,427	ADR
DLTIP - share options[7] [9] [11]	Sep 2022	2022-2025	2025		$176.95		33,845			22,574	11,271	ADR
Total unvested share options subject to performance in Ordinary shares[2]											**316,300**	**ORD**
DLTIP - performance shares	Sep 2019	2019-2022	2022	$160.46		38,827		23,024	1,476	15,803	0	ADR
DLTIP - performance shares[4] [5] [9]	Sep 2020	2020-2023	2023	$143.63		43,377					43,377	ADR
DLTIP - performance shares[6] [9]	Sep 2021	2021-2024	2024	$174.97		36,675				12,248	24,427	ADR
DLTIP - performance shares[7] [9]	Sep 2022	2022-2025	2025	$195.29			33,845			22,574	11,271	ADR
Total unvested shares subject to performance in Ordinary shares[2]											**316,300**	**ORD**
Debra Crew												
DLTIP - share options[4] [5]	Sep 2020	2020-2023	2023		$133.88	30,076					30,076	ADR
DLTIP - share options[6] [11]	Sep 2021	2021-2024	2024		$194.75	27,019					27,019	ADR
DLTIP - share options[7] [11]	Sep 2022	2022-2025	2025		$176.95		26,629				26,629	ADR
Total unvested share options subject to performance in Ordinary shares[2]											**334,896**	**ORD**
DLTIP - performance shares[4] [5]	Sep 2020	2020-2023	2023	$143.63		30,076					30,076	ADR
DLTIP - performance shares[6]	Sep 2021	2021-2024	2024	$174.97		27,019					27,019	ADR
DLTIP - performance shares[7]	Sep 2022	2022-2025	2025	$195.29			26,629				26,629	ADR
DESAP - performance shares[4][5][8]	Sep 2020	2020-2023	2023	$143.63		19,494					19,494	ADR
DESAP - performance shares[8]	Mar 2022	2023-2025	2026	$197.06		8,796					8,796	ADR
DESAP - performance shares[8]	Mar 2022	2024-2026	2027	$197.06		8,930					8,930	ADR
DESAP - performance shares[8]	Mar 2022	2025-2027	2028	$197.06		8,930					8,930	ADR
Total unvested shares subject to performance in Ordinary shares[2]											**519,496**	**ORD**
DESAP – restricted stock units [8]	Mar 2022		2027	$197.06		8,796					8,796	ADR
DESAP – restricted stock units [8]	Mar 2022		2028	$197.06		8,930					8,930	ADR
DESAP – restricted stock units [8]	Mar 2022		2029	$197.06		8,930					8,930	ADR
Total unvested shares not subject to performance in Ordinary shares[2], [8]											**106,624**	**ORD**
Lavanya Chandrashekar												
DLTIP – share options[3]	Sep 2018	2018-2021	2021		$140.89	3,832					3,832	ADR
DLTIP – share options[3]	Sep 2018	2018-2021	2021		$140.89	1,064					1,064	ADR
Total vested but unexercised share options in Ordinary shares[2]											**19,584**	**ORD**
DLTIP – share options[6] [11]	Sep 2021	2021-2024	2024		$194.75	20,060					20,060	ADR
DLTIP – share options[7] [11]	Sep 2022	2022-2025	2025		$176.95		18,512				18,512	ADR
Total unvested share options subject to performance in Ordinary shares[2]											**154,288**	**ORD**
DLTIP – performance shares	Sep 2019	2019-2022	2022	$160.46		1,444		863	55	581	–	ADR
DLTIP – performance shares[4] [5]	Sep 2020	2020-2023	2023	$143.63		1,827					1,827	ADR
DLTIP – performance shares[6]	Sep 2021	2021-2024	2024	$174.97		20,060					20,060	ADR
DLTIP – performance shares[7]	Sep 2022	2022-2025	2025	$195.29			18,512				18,512	ADR
Total unvested shares subject to performance in Ordinary shares[2]											**161,596**	**ORD**
DLTIP – restricted stock units [10]	Sep 2019	2019-2022	2022	$160.46		1,567		1,567	1,567		–	ADR
DLTIP – restricted stock units [10]	Sep 2020	2020-2023	2023	$143.63		2,635					2,635	ADR
Total unvested shares not subject to performance in Ordinary shares[2],[10]											**10,540**	**ORD**

(1) For unvested awards, this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant.
(2) ADRs have been converted to ORDs (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(3) The total number of share options granted under the DLTIP in September 2017, 2018 and 2019 showing as outstanding as at 30 June 2023 are vested but unexercised share options.
(4) Performance shares and share options granted under the DLTIP in September 2020 and due to vest in September 2023 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 139, since the performance period ended during the year ended 30 June 2023.
(5) Details of the performance conditions attached to DLTIP and DESAP awards of performance shares and share options granted in 2020 are organic net sales growth (4%-8%), organic growth in profit before exceptional items and tax (4.5%-12%), reduction in greenhouse gas emissions (6.3% - 14.3%), improvement in water efficiency (5.8%-11.2%), changing attitudes on dangers of underage drinking (0.75m-1.25m), % of female leaders (41%-43%), % of ethnically diverse leaders (38%-40%), cumulative free cash flow (£6,200m-£8,200m) and relative total shareholder return (median-upper quintile).
(6) Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2021 are organic net sales growth (5%-9%), organic growth in profit before exceptional items and tax (6.5%-13.5%), reduction in greenhouse gas emissions (19.1%-27.1%), improvement in water efficiency (6.3%-12.1%), changing attitudes on dangers of underage drinking (2.3m-3.7m), % of female leaders (44%-46%), % of ethnically diverse leaders (39%-41%), cumulative free cash flow ($10,058m-$12,488m) and relative total shareholder return (median-upper quintile).
(7) Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2022 are organic net sales growth (4.5%-8.5%), organic growth in profit before exceptional items and tax (5.0%-12.0%), reduction in greenhouse gas emissions (10.7%-17.6%), improvement in water efficiency (6.3%-12.1%), changing attitudes on dangers of underage drinking (2.6m-4.0m), % of female leaders (45%-47%), % ethnically diverse leaders (42%-44%), cumulative free cash flow ($10,175m-$12,569m) and relative total shareholder return (median-upper quintile).
(8) The performance shares awarded to Debra Crew in 2020 under the Diageo Exceptional Stock Award Plan (DESAP) were granted in recognition of equity which was forfeited on joining Diageo in 2020 and have the same performance measures and targets as the 2020 DLTIP performance shares (see footnote 5). Debra Crew was granted a number of performance shares and restricted stock units under the DESAP in March 2022 for incentive and retention purposes. The DESAP performance shares will vest based on a performance hurdle of winning or holding market share in at least 2/3rs of total NSV in measured markets over the respective three-year performance periods (F23-F25 for awards due to vest in September 2026, F24-F26 for awards due to vest in September 2027 and F25-F27 for awards due to vest in September 2028). The DESAP restricted stock units vest subject to continued employment up to the vesting date.
(9) In accordance with the policy and plan rules treatment on death-in-service, the 2020, 2021 and 2022 awards for Ivan Menezes vested early on 2 August 2023 based on an assessment of performance as at 30 June 2023. Further information can be found on page 150.
(10) Lavanya Chandrashekar was granted a number of restricted stock units prior to her appointment as CFO and joining the Board.
(11) The Free Cash Flow (FCF) performance targets for both the 2021 and 2022 DLTIP awards have been restated in USD following the change in functional currency. More details can be found on page 36.

Directors’ shareholding requirement and share interests (audited)

The beneficial interests of the Directors who held office during the year ended 30 June 2023 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent[1],[2]					
	26 July 2023	30 June 2023 (or date of cessation, if earlier)	30 June 2022 (or date of appointment if later)	Shareholding requirement (% salary)[3]	Shareholding at 25 July 2023 (% salary)[3]	Shareholding requirement met
Chairman						
Javier Ferrán[7]	**310,720**	**310,468**	307,288			
Executive Directors						
Ivan Menezes[4],[7]	**1,141,234**	**1,141,234**	1,078,566	500%	2,728%	Yes
Debra Crew[7],[8]	**260**	**260**	n/a	500%	1%	No - to be met by June 2028
Lavanya Chandrashekar [5],[6],[7]	**11,113**	**11,109**	6,228	400%	47%	No - to be met by July 2026
Non-Executive Directors						
Susan Kilsby[7]	**2,600**	**2,600**	2,600			
Melissa Bethell	**2,668**	**2,668**	2,668			
Valérie Chapoulaud-Floquet	**2,098**	**2,098**	2,055			
Sir John Manzoni	**2,929**	**2,929**	2,870			
Lady Nicola Mendelsohn	**5,000**	**5,000**	5,000			
Alan Stewart	**7,269**	**7,269**	7,120			
Ireena Vittal	**–**	**–**	–			
Karen Blackett	**–**	**–**	–			

Notes

(1) Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(2) Any change in shareholding between the end of the financial year on 30 June 2023 and the last practicable date before publication of this report, being 26 July 2023, is outlined in the table above.
(3) Both the shareholding requirement and shareholding at 26 July 2023 are expressed as a percentage of base salary on 30 June 2023 and calculated using a three-month average share price for period ending 30 June 2023 of £35.11.
(4) In addition to the number of shares reported in the table above, Ivan Menezes' estate holds 169,040 vested but unexercised share options.
(5) Lavanya Chandrashekar's 2022 Deferred Bonus Plan Shares (1,698 ADRs) are included in the total share interests shown above.
(6) In addition to the number of shares reported in the table above, Lavanya Chandrashekar holds 19,584 vested but unexercised share options.
(7) Javier Ferrán, Ivan Menezes, Debra Crew, Lavanya Chandrashekar and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares). The share interests in the table are stated as ordinary share equivalents.
(8) Debra Crew joined Diageo in 2020 and her first tranche of Diageo share awards will vest in September 2023.

Relative importance of spend on pay

The graphs below illustrate the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2022 to the year ended 30 June 2023. There are no other significant distributions or payments of profit or cash flow.

Distributions to shareholders

(21.5)%


2023
3,129
2022
3,986

Staff pay

1.9%


2023
1,830
2022
1,795

CEO total remuneration and TSR performance

The graph below shows the total shareholder return for Diageo plc and the FTSE 100 Index since 30 June 2013 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.


Diageo
FTSE 100
Chief Executive total remuneration
Total shareholder return – value of hypothetical £100 holding
Chief Executive total remuneration (includes legacy LTIP awards) (£'000)
400
360
320
280
240
200
160
120
80
40
0
40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
June 2013
June 2014
June 2015
June 2016
June 2017
June 2018
June 2019
June 2020
June 2021
June 2022
June 2023

	Ivan Menezes[(1)] £'000 F14	Ivan Menezes[(1)] £'000 F15	Ivan Menezes[(1)] £'000 F16	Ivan Menezes[(1)] £'000 F17	Ivan Menezes[1] £'000 F18	Ivan Menezes[(1)] £'000 F19	Ivan Menezes[(1)] £'000 F20	Ivan Menezes[(1)] £'000 F21	Ivan Menezes[(1)] £'000 F22	**Ivan Menezes[(1)] £'000 F23**	**Debra Crew[(1)] £'000 F23**
Chief Executive total remuneration (includes legacy DLTIP awards)	7,312	3,888	4,156	3,399	8,995	11,776	2,273	6,019	7,343	**10,582**	**403**
Annual incentive[(2)]	9.0%	44.0%	65.0%	68.0%	70.0%	61.0%	0.0%	93.8%	93.8%	**37.3%**	**35.4%**
Share options[(2)]	71.0%	0.0%	0.0%	0.0%	60.0%	73.1%	27.5%	10.0%	61.5%	**77.5%**	**77.5%**
Performance shares[(2)]	55.0%	33.0%	31.0%	0.0%	70.0%	89.3%	10.0%	29.3%	59.3%	**98.7%**	**98.8%**

(1) To enable comparison, Ivan Menezes' and Debra Crew's single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year. The figure represented in the graph for fiscal 23 is the combined single figure total for Ivan Menezes and Debra Crew.
(2) % of total maximum opportunity.

Remuneration for the wider workforce and CEO pay ratio

Alignment of Executive pay with the wider workforce

There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. There is a strong focus on performance-related pay, and the performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The reward package for Executive Directors is consistent with that of the senior management population, however, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population. The Chairman also explains the Directors' remuneration policy to employees and seeks their feedback as part of the workforce engagement sessions.

The structure of our reward packages is based on the principle that it should enable Diageo to attract and retain the best talent globally within our broader industry. It is driven by local market practice, as well as the level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive paid market practice and our diversity agenda.

During the year, the Chairman explained the directors' remuneration policy and alignment with wider workforce pay to employees as part of the workforce engagement sessions.

Remuneration Committee review of wider workforce pay

Each year, the Remuneration Committee has a detailed session reviewing wider workforce remuneration. In fiscal 23, the review focussed on the prior year's annual reward cycle outcomes, including improvements made to base pay competitive positions, the level of differentiation across our reward programmes, gender pay equity analysis, how cost-of-living challenges were addressed and how we have used reward structures to attract talent in key skills areas. The all-employee reward priorities for the coming year were also reviewed by the Committee. Information on wider workforce reward is also provided as required throughout the year to enable the Committee to consider the broader employee context when making executive remuneration decisions, for example the annual salary increase budgets by country.

Supporting our employees
We continue to focus on all aspects of the wellbeing of our employees. Early in fiscal 2023, we made a one-time recognition payment of £1,000 gross (capped at 15% of local equivalent annual salary) to thank employees for their ongoing efforts and support them with the rising cost of living in many locations. Since then, the Executive Committee has continued to monitor the cost-of-living in all our geographies using a formal monitoring process and has implemented actions as required, for example off-cycle salary increases in 16 high-inflation geographies. We have also provided financial education to all employees to support them in managing their personal finances more effectively.

Other reward based initiatives include the roll out of a new recognition platform into North America and the UK, with more regions planned for fiscal 24. We have deployed global support for menopause, including a global app for employees.

We continue to innovate with market leading benefit policies that support and demonstrate our commitment to diversity and inclusion, including increasing the provision of fertility support and personal counselling. We have continued to evolve our flexible working policy, creating guidelines to empower employees and leaders to decide how, when and where they create their best work, making sure our people consider what works best for the individual's and team's success.

The renewed focus on our employee assistance programmes continued with the deployment of a global mental health online tool in November 2022. This enables employees to proactively manage their mental health and covers key topics like sleep, diet, relationships and managing stress. To date the tool has been downloaded by over 4.7k employees, which is 19% of the global population.

CEO pay ratio

In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo's CEO pay ratios for the year ended 30 June 2023. These CEO pay ratios provide a comparison of the Chief Executive's total remuneration, comprising the sum of both Ivan Menezes and Debra Crew's total single figure of remuneration, converted into sterling, with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo's workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2023	**Option A(2)**	**232:1**	**178:1**	**137:1**
2023	Total pay and benefits	£47,295	£61,733	£80,159
2023	Salary	£33,137	£44,398	£54,679
2022 (1)	Option A(2)	146:1	114:1	90:1
2021	Option A(2)	127:1	100:1	79:1
2020	Option A(2)	50:1	38:1	31:1
2019	Option A(2)	265:1	208:1	166:1

(1) 2022 CEO pay ratios have been updated to reflect the value of the updated 2022 single figure which incorporates long-term incentives based on the actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the 2022 disclosure.
(2) Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.

Methodology

Consistent with the approach for Diageo's disclosure in previous years, the methodology used to identify the employees at each quartile for 2023 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.

Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the 'single figure of remuneration' for the Chief Executive (shown on page 139 of this report). The total remuneration calculations were based on data as at 30 June 2023. Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. To ensure that the total remuneration for the selected median, 25th and 75th percentile employee is sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees and used the median value. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group business multiple, which is applicable to the majority of UK employees, has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive, but rather as the notional cost of the company's pension contribution during the financial year, according to the relevant section of the pension scheme for each individual. This approach allows meaningful data for a large group of people to be obtained in a more efficient way.

Points to note for the year ended 30 June 2023

Diageo has delivered a strong set of results for fiscal 23 during a period of volatility, however payouts under the annual incentive plan both for Diageo's Chief Executive and the wider UK workforce are lower than the prior two years which saw double digit growth in organic net sales and operating profit. The annual incentive plan outcome is directly linked to awards made under the Freeshares scheme, which all UK employees are eligible to participate in. The median remuneration and resulting pay ratio for 2023 are consistent with the pay and progression policies for Diageo's UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of their total remuneration linked to business performance than other employees in the UK workforce, the ratio has increased versus last year due to a significantly higher performance outcome under the 2020 long-term incentives which vested this year, compared to the 2019 awards

which vested last year which has more than made up for the lower bonus outcome this year and resulted in a higher value used for the Chief Executive's remuneration. However, total remuneration for employees is reduced by the lower bonus outcome for fiscal 23 relative to fiscal 22.

Change in pay for Directors compared to wider workforce

The table below shows the percentage change in Directors' remuneration and average remuneration of employees on an annual basis. Given the small size of Diageo plc's workforce, data for all employees of the group has also been included.

	2023			2022			2021			2020		
	Salary	**Bonus**	**Benefits**	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average[1]	**9.0%**	**(61.3%)**	**(7.2%)**	11.1%	25.8%	10.5%	5.1%	N/A[5]	38.8%	7.5%	(100.0%)	9.0%
Average global employee[2]	**12.9%**	**(41.6%)**	**17.0%**	6.4%	38.4%	11.7%	–	278.8%	12.6%	5.3%	(67.8)	6.9%
Executive Directors[3]												
Ivan Menezes[6]	**–**	**–**	**–**	2.3%	4.4%	59.5%	0.7%	N/A[5]	(10.7)%	2.7%	(100.0)%	0.8%
Debra Crew[5]	**N/A[5]**	**N/A[5]**	**N/A[5]**	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]
Lavanya Chandrashekar	**2.3%**	**(58.8%)**	**(89.4%)**	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	N/A[5]
Non-Executive Directors[4]												
Melissa Bethell [7]	**3.0%**	**–**	**10.1%**	2.3%	–	16.0%	N/A[5]	–	–	–	–	–
Karen Blackett [5]	**N/A[5]**	**–**	**N/A[5]**	N/A[5]	–	N/A[5]	–	–	–	–	–	–
Valérie Chapoulaud-Floquet [7]	**3.0%**	**–**	**108.5%**	–	–	–	N/A[5]	–	–	–	–	–
Javier Ferrán (Chairman)	**2.3%**	**–**	**(22.4%)**	8.3%	–	28.8%	0.0%	–	0.0%	0.0%	–	0.0%
Susan Kilsby [7]	**2.6%**	**–**	**125.7%**	3.8%	–	300.0%	9.6%	–	(87.7%)	37.3%	–	68.9%
Sir John Manzoni [7]	**3.0%**	**–**	**20.0%**	–	–	–	–	–	–	–	–	–
Lady Mendelsohn	**3.0%**	**–**	**0.0%**	2.3%	–	0.0%	3.2%	–	0.0%	3.3%	–	0.0%
Alan Stewart	**3.2%**	**–**	**0.0%**	4.7%	–	0.0%	2.4%	–	0.0%	2.5%	–	0.0%
Ireena Vittal [7]	**3.0%**	**–**	**734.0%**	–	–	–	–	–	0.0%	–	–	0.0%

(1) Around 60 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-year change has been reported. Only those employed during the full financial year have been included in calculations.
(2) Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 3c to the financial statements under staff costs and average number of employees on page 178, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for this calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year's disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
(3) Calculated using the data from the single figure table in the annual report on remuneration (page 139) in US dollars, reflecting payment currency for Ivan Menezes, Debra Crew and Lavanya Chandrashekar.
(4) Calculated using the fees and taxable benefits disclosed under Non-Executive Directors' remuneration in the table on page 151. Taxable benefits for Non-Executive Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may vary year-on-year.
(5) N/A refers to a nil value in the previous year or an incomplete prior year, meaning that the year-on-year change cannot be calculated.
(6) The year-on-year percentage change for Ivan Menezes for 2023 is not included as we are not reporting full year values for 2023.
(7) The increase in benefits value in fiscal 23 relates to an increase in travel expenses due to more in-person meetings taking place in fiscal 23.

Payments to former Directors (audited)

There were no payments to former Directors in the year ended 30 June 2023.

Payments for loss of office (audited)

Details of Sir Ivan Menezes' salary, benefits and bonus payable up to and including the date of his death, which was also his last day of employment (6 June 2023) are set out in the single total figure table on page 139. The time pro-rated bonus is based on full year performance and is payable at the normal time entirely in cash, the Committee having exercised its discretion to waive the one-third payment in deferred shares. Sir Ivan's deferred bonus shares from fiscal 21 and fiscal 22 vested on the date of death in accordance with the plan rules.

Sir Ivan's unvested long-term incentive awards granted in 2020, 2021 and 2022 vested early on 2 August 2023 in accordance with the treatment under the plan rules on death-in-service, subject to an assessment against the performance measures and time pro-rating. The Committee exercised its discretion under the policy to slightly extend the time pro-rating from 6 to 30 June 2023 on compassionate grounds to reflect the full fiscal 23 year. The 2020 award vested based on actual performance measured over the full three-year period to 30 June 2023 as disclosed on pages 141 and 142. The 2021 and 2022 awards vested subject to an assessment by the Committee against the performance measures as at 30 June 2023. Sir Ivan was originally awarded 36,675 PSP and 36,675 SESOP options in 2021 which were each time pro-rated to 24,427 awards. The 2021 PSP award vested at 81.2% and the 2021 SESOP award vested at 10.0%. The 2022 awards (33,845 PSP awards and 33,845 SESOP awards) were each time pro-rated to 11,271 awards and vested at 48.0% (PSP) and 0.0% (SESOP). The total vesting value of the 2021 and 2022 awards was $3,693k and $987k respectively, calculated based on the average Diageo ADR share price over the three months from 1 April 2023 to 30 June 2023 of $178.52. The Committee has chosen not to disclose the detail of performance relative to the targets set for each performance measure for the 2021 and 2022 awards, measured over the shortened period, on the basis that the information is regarded as commercially sensitive. SESOP options will be exercisable for 24 months from the date of death (already vested options) and the date of vesting (options vesting early on 2 August 2023), the Committee having exercised discretion to extend from 12 months to give the estate sufficient time to exercise the options. The two-year post-vesting holding periods will not apply and the post-employment shareholding requirement falls away.

Sir Ivan's 2006 employment contract provided for lifetime medical cover for Sir Ivan and his spouse on a cost sharing basis with the company. The lifetime medical cover will continue for Sir Ivan's surviving spouse, the company cost of which for the first year is $12,381, based on 2023 rates. The

company will continue to provide tax support up to a maximum annual amount of £28,000 (excl. VAT) for fees incurred in connection with UK and US tax return submissions up to and including the 2023 US tax return and the 2023/24 UK tax return, which are the final returns required to be submitted on behalf of Sir Ivan before tax filings become a matter for his estate. Upon death-in-service, a life assurance benefit of $3 million became payable by the insurance provider and Sir Ivan's pension benefits will be treated in accordance with the terms of the relevant pension plans.

Non-Executive Directors

Fee policy

Javier Ferrán's fee as non-executive Chairman was increased by 3% from £650,000 per annum to £670,000 on 1 October 2022. The Chairman's fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services. The Executive Directors and the Chairman also approved an increase in the base fee for Non-Executive Directors of 3% (from £101,000 to £104,000), effective 1 October 2022.

Per annum fees	2023 £'000	2022 £'000
Chairman of the Board	**670**	650
Non-Executive Directors		
Base fee	**104**	101
Senior Non-Executive Director	**30**	30
Chairman of the Audit Committee	**35**	35
Chairman of the Remuneration Committee	**35**	35

Single total figure of remuneration for Non-Executive Directors' (audited)

	Fees £'000		Taxable benefits £'000[1]		Total £'000[4]	
	2023	2022	2023	2022	2023	2022
Chairman						
Javier Ferrán[2]	**665**	650	**1**	2	**666**	652
Non-Executive Directors						
Melissa Bethell	**103**	100	**2**	1	**105**	102
Karen Blackett[3]	**103**	8	**1**	–	**104**	9
Valérie Chapoulaud-Floquet	**103**	100	**10**	5	**113**	105
Susan Kilsby	**168**	164	**11**	5	**179**	169
Sir John Manzoni	**103**	100	**2**	1	**105**	102
Lady Mendelsohn	**103**	100	**1**	1	**104**	102
Alan Stewart	**138**	134	**1**	1	**139**	135
Ireena Vittal	**103**	100	**10**	1	**113**	102

(1) Taxable benefits include a product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with attendance at Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single total figure of remuneration table above include any tax gross-ups on the benefits provided by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
(2) £100,000 of Javier Ferrán's net remuneration in the year ended 30 June 2023 was used for the monthly purchase of Diageo ordinary shares, which will be retained until he retires from the company or ceases to be a Director for any other reason.
(3) Karen Blackett was appointed to the Board on 1 June 2022.
(4) Some figures add up to slightly different totals due to rounding.

Looking ahead to 2024

Salary increases for the year ending 30 June 2024

The Remuneration Committee reviewed base salaries for Executive Committee members and agreed the following increase for the Chief Financial Officer, effective 1 October 2023.

Debra Crew's salary for the CEO role became effective when she was appointed as interim CEO on 5 June 2023. Her next salary review will be in October 2024.

	Debra Crew		Lavanya Chandrashekar	
Salary at 1 October ('000)	2023	2022	2023	2022
Base salary	**$1,750**	n/a	**$1,044**	$1,004
% increase (over previous year)	**n/a**	n/a	**4%**	3%

Annual incentive design for the year ending 30 June 2024

The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company's short-term strategic operational objectives. The plan design for Executive Directors for the year ending 30 June 2024 will comprise the following performance measures and weightings (no change from last year), with targets set for the full financial year:

- **net sales** (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;
- **operating profit** (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;
- **operating cash conversion** (26.67% weighting): ensures focus on efficient cash delivery by the end of the year; and
- **individual business objectives** (20% weighting): measurable deliverables that are specific to the individual and are focussed on supporting the delivery of key strategic objectives.

The Committee has discretion to adjust the payout to reflect underlying business performance and any other relevant factors.

Details of the targets for the year ending 30 June 2024 will be disclosed retrospectively in next year's annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

The annual incentive opportunity for Executive Directors will remain consistent with prior years, equal to 100% of base salary at target, with a maximum opportunity of 200% of base salary.

Long-term incentive awards to be made in the year ending 30 June 2024

The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo's business strategy and to create alignment with the delivery of value for shareholders. The Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.

As per last year, DLTIP awards to be made in September 2023 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table on page 153, assessed over a three-year performance period. The relative total shareholder return measure is based on the same constituent group and vesting schedule as outlined on page 141.

The performance share element of the DLTIP applies to the Executive Committee and the top level of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price performance-based option is valued at one-third of a performance share.

The ESG measures in the DLTIP comprise four goals reflecting the 'Society 2030: Spirit of Progress' strategy, to make a positive impact on the environment and society. Each goal is weighted equally:

- reduction in greenhouse gas emissions in our direct operations (scope 1&2);
- improvement in the water efficiency index;
- number of people who confirm changed attitudes to the dangers of underage drinking after participating in a Diageo-supported education programme; and
- inclusion and diversity (percentage of female leaders globally and percentage of ethnically diverse leaders globally).

From fiscal 24, the water efficiency KPI under the 'Society 2023: Spirit of Progress' goals will use an index approach which links directly to the underlying water efficiency of the two production pillars of distillation and brewing & packaging. This methodology is described further on page 79 and the water efficiency component of the 2023 DLTIP awards reflects the updated 'Society 2030: Spirit of Progress' KPI.

Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2023.

It is intended that a DLTIP award to the equivalent of 500% of base salary will be made to Debra Crew in September 2023, comprising 375% of salary in performance shares and the equivalent of 125% of salary in market price performance-based share options. It is intended that a DLTIP award to the equivalent of 480% of salary will be made to Lavanya Chandrashekar in September 2023, comprising 360% of salary in performance shares and the equivalent of 120% of salary in market price share options. In performance share equivalents, one market price option is valued at one-third of a performance share.

The table below summarises the annual DLTIP awards to Debra Crew and Lavanya Chandrashekar to be made in September 2023.

	Chief Executive	Chief Financial Officer
Grant value (% salary)	Performance share equivalents (1 share: 3 options)	
Performance shares	375%	360%
Share options	125%	120%
Total	**500%**	**480%**

Performance conditions for long-term incentive awards to be made in the year ending 30 June 2024

	Performance shares								Share options		
			Environmental, social & governance (ESG)								
	Organic net sales (CAGR)	Organic profit before exceptional items and tax (CAGR)	Greenhouse gas reduction	Water efficiency index [1]	Positive drinking	% Female leaders	% Ethnically diverse leaders	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow ($m) [2]	Vesting schedule
Weighting (% total)	40%	40%	5%	5%	5%	2.5%	2.5%		50.0%	50.0%	
Maximum	8.0%	11.5%	25.9%	8.3%	4.2m	49%	46%	100%	3rd and above	$12,600	100%
Midpoint	6.0%	8.0%	21.9%	6.0%	3.5m	48%	45%	60%	–	$11,000	60%
Threshold	4.0%	4.5%	17.9%	3.7%	2.8m	47%	44%	20%	9th and above	$9,400	20%

(1) For more information on the water efficiency index, see pages 152 and 79.
(2) The cumulative free cash flow targets are shown in USD following the change in functional currency from GBP to USD from fiscal 24. More details on this can be found on page 36.

Additional information

Key management personnel related party transactions (audited)

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2023.

Other than disclosed in this report, no Director had any interest, beneficial or non-beneficial, in the share capital of the company. Save as disclosed above, no Director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any Director or officer, or 3% or greater shareholder, or any spouse or dependent thereof, was a party. There is no significant outstanding indebtedness to the company from any Directors or officer or 3% or greater shareholder.

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 31 July 2023 by Susan Kilsby who is Chair of the Remuneration Committee.

The Board has followed the principles of good governance as set out in the UK Corporate Governance Code and complied with the regulations contained in the Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Listing Rules of the Financial Conduct Authority and the relevant schedules of the Companies Act 2006.

The Companies Act 2006 and the Listing Rules require the company's auditor to report on the audited information in their report and to state that this section has been properly prepared in accordance with these regulations.

PwC has audited the report to the extent required by the regulations, being the sections headed Single total figure of remuneration for Executive Directors (and notes), Payments to former Directors, Payments for loss of office, Annual incentive plan (AIP) payouts for 2023, Long-term incentive plans (DLTIPs) vesting in 2023, Pensions and benefits, Directors' shareholding requirement and share interests, Outstanding share plan interests, Non-Executive Directors' remuneration and Key management personnel related party transactions.

The annual remuneration report is subject to an advisory vote by shareholders at the AGM on 28 September 2023. The Directors' remuneration policy is subject to a binding vote by shareholders at the AGM on 28 September 2023. Terms defined in this Directors' remuneration report are used solely herein.

Directors' report

The Directors present the Directors' report for the year ended 30 June 2023.

Company status

Diageo plc is a public limited liability company incorporated in England and Wales with registered number 23307 and registered office and principal place of business at 16 Great Marlborough Street, London W1F 7HS, United Kingdom. The company's telephone number is +44 (0) 20 7947 9100. The Company's agent in the United States is General Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007, United States. The company was incorporated on 21 October 1886. It is the ultimate holding company of the group, a full list of whose subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in note 10 to the financial statements set out on pages 224-229.

Directors

The Directors of the company who currently serve are shown in the section 'Board of Directors' on pages 101 and 103 and in accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors' contracts, remuneration and their interests in the shares of the company at 30 June 2023 are given in the Directors' remuneration report. The Directors' powers are determined by UK legislation and Diageo's articles of association. The Directors may exercise all the company's powers provided that Diageo's articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

Auditor

The auditor, PricewaterhouseCoopers LLP, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Disclosure of information to the auditor

In accordance with Section 418 of the Companies Act 2006, the Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each Director has taken all reasonable steps to ascertain any relevant audit information and to ensure that the company's auditor is aware of that information.

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the 'Corporate governance report', the 'Audit Committee report' and the 'Additional information for shareholders'.

Significant agreements – change of control

The following significant agreements contain certain termination and other rights for Diageo's counterparties upon a change of control of the company. Under the partners agreement governing the company's 34% investment in Moët Hennessy SAS (MH) and Moët Hennessy International SAS (MHI), if a Competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such Competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy – Louis Vuitton SA (LVMH) may require the company to sell its interests in MH and MHI to LVMH.

The master agreement governing the operation of the group's market-level distribution joint ventures with LVMH states that if any person acquires interests and rights in the company resulting in a Control Event (as defined) occurring in respect of the company, LVMH may within 12 months of the Control Event either appoint and remove the chairman of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each distribution joint venture entity to be wound up. Control Event for these purposes is defined as the acquisition by any person of more than 30% of the outstanding voting rights or equity interests in the company, provided that no other person or entity (or group of affiliated persons or entities) holds directly or indirectly more than 30% of the voting rights in the company.

Related party transactions

Transactions with related parties are disclosed in note 21 to the consolidated financial statements.

Major shareholders

At 30 June 2023, the following substantial interests (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Massachusetts Financial Services Company (indirect holding)	114,036,646	4.95%	1 June 2022

(1) On 3 February 2023, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2010, reporting that, as of December 31, 2022, 190,024,658 ordinary shares representing 8.4% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

(2) On 8 February 2023, Massachusetts Financial Services Company filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2018, reporting that, as of December 31, 2022, 118,813,187 ordinary shares representing 5.2% of the issued ordinary share capital were beneficially owned by Massachusetts Financial Services Company.

The company has not been notified of any other substantial interests in its securities since 30 June 2023. The company's substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As at the close of business on 26 July 2023, 324,354,320 ordinary shares, including those held through American Depositary Shares (ADSs), were held by approximately 2,678 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 14.43% of the outstanding ordinary shares (excluding treasury shares). At such date, 81,014,846 ADSs were held by 2,224 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former Grand Metropolitan PLC or Guinness plc ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Employment policies

A key strategic imperative of the company is to attract, retain and grow a pool of diverse, talented employees. Diageo recognises that a diversity of skills and experiences in its workplace and communities will provide a competitive advantage. To enable this, the company has various global employment policies and standards, covering such issues as resourcing, data protection, human rights, dignity at work, health, safety and wellbeing. These policies and standards seek to ensure that the company treats current or prospective employees justly, solely according to their abilities to meet the requirements and standards of their role and in a fair and consistent way. This includes giving full and fair consideration to applications from prospective employees who are disabled, having regard to their aptitudes and abilities, and not discriminating against employees under any circumstances (including in relation to applications, training, career development and promotion) on the grounds of any disability. In the event that an employee, worker or contractor becomes disabled in the course of their employment or engagement, Diageo aims to ensure that reasonable steps are taken to accommodate their disability by making reasonable adjustments to their existing employment or engagement.

Trading market for shares

Diageo plc ordinary shares are listed on the London Stock Exchange (LSE). Diageo ADSs, representing four Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE). Diageo plc completed the voluntary delisting of its shares from the Dublin Euronext and Paris Euronext Exchanges by 30 May 2023. The principal trading market for the ordinary shares is the LSE. Diageo shares are traded on the LSE's electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders. Only member firms of the LSE, or the LSE itself if requested by the member firm, can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be reported within three minutes of execution, but may be eligible for deferred publication.

The Markets in Financial Instruments Directive (MiFID) allows for delayed publication of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade. Fluctuations in the exchange rate between sterling and the US dollar will affect the US dollar equivalent of the sterling price of the ordinary shares on the LSE and, as a result, will affect the market price of the ADSs on the NYSE. In addition, such fluctuations will affect the US dollar amounts received by holders of ADSs on conversion of cash dividends paid in pounds sterling on the underlying ordinary shares.

American depositary shares

Fees and charges payable by ADR holders

Citibank N.A. serves as the depositary (Depositary) for Diageo's ADS programme. Pursuant to the deposit agreement dated 14 February 2013 between Diageo, the Depositary and owners and holders of ADSs (the Deposit Agreement), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services. Citibank N.A. is located at 388 Greenwich Street, New York, New York, 10013, United States. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex, and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of ADSs. The Depositary may (a) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Direct and indirect payments by the Depositary

The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary, Diageo has received approximately $2.6 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the company's ADR programme costs. These payments are received for expenses associated with non-deal road shows, third-party investor relations consultant fees and expenses, Diageo's cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo's compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Articles of association

The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. The following description summarises certain provisions of Diageo's articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2020) and applicable English law concerning companies (the Companies Acts), in each case as at 26 July 2023. This summary is qualified in its entirety by reference to the Companies Acts and Diageo's articles of association. Investors can obtain copies of Diageo's articles of association by contacting the Company Secretary at the.cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

Directors

Diageo's articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by the Board. At each annual general meeting, all the directors shall retire from office and may offer themselves for re-election by members. There is no age limit

requirement in respect of directors. Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.

Voting rights

Voting on any resolution at any general meeting of the company is by a show of hands unless a poll is duly demanded. On a show of hands,

(a) every shareholder who is present in person at a general meeting, and every proxy appointed by any one shareholder and present at a general meeting, has/have one vote regardless of the number of shares held by the shareholder (or, subject to (b), represented by the proxy), and

(b) every proxy present at a general meeting who has been appointed by more than one shareholder has one vote regardless of the number of shareholders who have appointed him/her or the number of shares held by those shareholders, unless he/she has been instructed to vote for a resolution by one or more shareholders and to vote against the resolution by one or more shareholders, in which case he/she has one vote for and one vote against the resolution.

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder, but a shareholder or proxy entitled to more than one vote need not cast all his/her votes or cast them all in the same way (the deadline for exercising voting rights by proxy is set out in the form of proxy).

A poll may be demanded by any of the following:

- the chairman of the general meeting;
- at least three shareholders entitled to vote on the relevant resolution and present in person or by proxy at the meeting;
- any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the relevant resolution; or
- any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote on the relevant resolution on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Diageo's articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:

- ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the remuneration report and remuneration policy, the increase of authorised share capital and the grant of authority to allot shares; and
- special resolutions, which include resolutions for the amendment of Diageo's articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo's shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast by those entitled to vote at a meeting at which there is a quorum in order to be passed. The necessary quorum for a meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by them if they have been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

Pre-emption rights and new issues of shares

While holders of ordinary shares have no pre-emptive rights under Diageo's articles of association, the ability of the Directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Repurchase of shares

Subject to authorisation by special resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital.

Restrictions on transfers of shares

The Board may decline to register a transfer of a certificated Diageo share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require, (b) is in respect of only one class of share and (c) if to joint transferees, is in favour of not more than four such transferees. Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in Diageo's articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of Diageo's certificated shares by a person with a 0.25% interest (as defined in Diageo's articles of association) if such a person has been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm's-length sale (as defined in Diageo's articles of association).

Other information

Other information relevant to the Directors' report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors' remuneration report
Directors' indemnities and compensation	Directors' remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements - Unaudited financial information
Engagement with employees	Corporate governance report - Workforce engagement statement
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Events post 30 June 2023	Consolidated financial statements - note 23 Post balance sheet events
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chairman's statement; Chief Executive's statement; Our market dynamics
Greenhouse gas emissions	Pioneer grain-to-glass sustainability; Non-Financial and sustainability information statement
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Other Additional Information - Research and development; Consolidated financial statements - note 3 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive's statement; Our principal risks and risk management; Pioneer grain-to-glass sustainability; Business reviews
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Sustainability and responsibility	Pioneer grain-to-glass sustainability
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors' report of Diageo plc for the year ended 30 June 2023 comprises these pages and the sections of the Annual Report referred to under 'Directors', 'Corporate governance statement' and 'Other information' above, which are incorporated into the Directors' report by reference.

In addition, certain disclosures required to be contained in the Directors' report have been incorporated into the 'Strategic report' as set out in 'Other information' above.

The Directors' report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 31 July 2023.

Financial statements

Contents

Introduction

The group's consolidated financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs as issued by the International Accounting Standards Board (IASB), give a true and fair view of the assets, liabilities, financial position and profit of the group.

The financial statements of Diageo plc (the company) are prepared in accordance with the Companies Act 2006 and in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

Independent auditors' report to the members of Diageo plc

1. Our unmodified opinion

In our opinion:

- Diageo plc's ("Diageo") group financial statements and company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the company's affairs as at 30 June 2023 and of the group's profit and the group's cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;
- the group financial statements have been properly prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board;
- the company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Our opinion is consistent with our reporting to the Audit Committee.

What we audited

We have audited the financial statements, included within the Annual Report 2023 (the "Annual Report"), which comprise: the consolidated and company balance sheets as at 30 June 2023; the consolidated income statement and consolidated statement of comprehensive income, the consolidated statement of cash flows, and the consolidated and company statements of changes in equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Basis for our opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in "The scope of an audit and our responsibility" section of this report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our independence

We remained independent of Diageo in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the Financial Reporting Council's ("FRC") Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in note 3(b) to the group financial statements, we have provided no non-audit services to Diageo or its controlled undertakings in the period under audit.

PwC was initially appointed by you on 15 October 2015 and has acted for eight uninterrupted years. This is the third and final year that Richard Oldfield has acted as your Senior Statutory Auditor, with other changes in senior audit team members reflecting required partner rotation in Australia, Scotland, and over the group's Treasury, Tax and technology functions.

Our independence, including the nature and size of non-audit services provided, was reviewed during the year by the Audit Committee.

2. Our audit

The scope of an audit and our responsibility

An audit has an important role in providing confidence in the financial statements that are provided by companies to their members. The scope of an audit is sometimes not fully understood. We believe that it is important that you understand the scope and the concept of materiality in order to understand the assurance that this opinion provides. A description of the scope of an audit is provided on the FRC's website at www.frc.org.uk/auditorsresponsibilities; we recommend that you read this description carefully. It is also important that you understand the inherent limitations of the audit, for example:

- the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion; and
- our audit testing includes, in a limited number of cases, testing of complete populations of certain transactions and balances, predominantly using data auditing techniques, e.g. the testing of manual journals and the deactivation of leaver accounts on key applications. However, in most cases it involves selecting a limited number of items for testing. In some situations, we target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected. An approach based upon sampling may not identify all issues.

Our objectives are to obtain reasonable assurance that the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report to you that includes our opinion. This opinion is not over any particular number or disclosure. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions you take on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We designed procedures in line with our responsibilities, capable of detecting material misstatements caused by such irregularities, albeit these are subject to the inherent limitations discussed above. We focused on any known and potential instances of non-compliance with laws and regulations that could give rise to a material misstatement in the financial statements, including, but not limited to, the Companies Act 2006, the Listing Rules, international tax legislation and anti-bribery legislation. Examples of the procedures which we performed included:

- gaining an understanding of the legal and regulatory framework applicable to Diageo and the alcoholic beverage industry, and considering the risk of acts by Diageo which are contrary to applicable laws and regulations, including fraud;

- performing inquiries of senior management, including but not limited to members of the Group Executive and regional and market chief financial officers, to identify areas of possible breaches of laws and regulations;
- reviewing correspondence with regulators, including the FRC, Securities and Exchange Commission and the tax authorities in Diageo's key markets;
- assessing matters reported through the group's whistleblowing programme and the results of management's investigation in so far as they related to the financial statements;
- challenging assumptions and judgements made by management in its significant accounting estimates, in particular in relation to key audit matters;
- agreeing the financial statement disclosures to underlying supporting documentation; and
- inspecting correspondence with legal advisors and internal audit reports in so far as they related to the financial statements.

We also evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements, including the risk of management override of internal controls. We determined that the principal risks were related to posting inappropriate journal entries to, for example, suppress expenses such as trade spend to improve financial performance, and management bias in accounting estimates. We did not identify any key audit matters specific to irregularities, including fraud.

How we structured the audit scope

Partners and staff from 12 countries across the PwC network have spent more than 85,000 hours supporting this report, which in addition to the opinion provides amongst other things, information on how we approached the audit and how it changed from the previous year.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the alcoholic beverage industry. There were three important aspects of our work; in which they operate.

1) Audit work performed on individual business units

We received opinions from nine PwC member firms which had been appointed as the auditors of twenty-two group business units, either in relation to all of the financial information or specific accounts and balances. This included eighteen operating business units and four treasury business units. We also obtained reporting from a non-PwC member firm over the financial information of Moët Hennessy, the group's principal associate.

In September 2022, we hosted in London an in-person meeting for senior staff from PwC member firms involved in the audit. At this meeting we considered developments specific to Diageo, key audit matters and changes to the audit necessitated by the macro-economic instability experienced during the financial year. We heard from key members of management and the Chair of the Audit Committee.

We issued formal, written instructions to each business unit audit team setting out the work to be performed by each of them. We were in active dialogue throughout the year with the teams responsible for these audits; this included consideration of how they planned and performed their work. Senior team members visited the business unit audit teams in Great Britain, Hungary, Ireland, India, Mexico, Turkey and the United States. We also visited the audit team in China to further our understanding of the group's businesses. These gave us an opportunity to discuss the audit with local teams, but also to meet directly with management to hear about the market and Diageo opportunities and challenges. Senior team members also attended via video conference the final audit meetings for certain business units, including Great Britain, Turkey, and the United States. During these meetings, the findings reported by each of the audit teams were discussed. We evaluated the sufficiency of the audit evidence obtained through discussions with each team and a review of the audit working papers.

2) Audit work performed at shared service centres

A significant number of operational processes which are critical to financial reporting are undertaken in the GBO captive shared business service centres in Colombia, Hungary, India and the Philippines. PwC teams in these locations tested controls and transactions which supported the financial information for many of the twenty-one business units in scope, to ensure that adequate audit evidence was obtained.

3) Audit procedures undertaken at a group level and on the company

We ensured that appropriate further audit work was undertaken at a group level and for the company. This work included auditing, for example, the consolidation of the group's results, the preparation of the financial statements, certain disclosures within the Directors' Remuneration Report, litigation provisions and exposures and management's entity level and oversight controls relevant to financial reporting. We also performed work centrally for the audit of technology and IT general controls, goodwill and intangible assets, taxation, and one-off transactions, including acquisitions and disposals, undertaken during the year. This work was supported by team members who are based in Budapest and Bangalore.

Collectively, these three areas of work covered 73% of group net sales, 82% of group total assets, and 71% of group profit before exceptional items and tax (PBET (as defined in note 4)).

In planning our audit, we continued to embrace technology and innovation in the audit process to drive quality and efficiency. We continued to expand the deployment of technology solutions on our audit and for the first time relied on data auditing of revenue for Diageo Great Britain, testing the full population by tracing sales orders through to delivery note, invoice and ultimately the general ledger and cash. We also used artificial intelligence in the testing of some cash balances, and continued using our technology tools to enhance our scoping and risk assessment, with more targeted testing and real time reporting by our global team.

Changes to the audit in 2023

The audit approach remained broadly unchanged.

We considered the changing relative contribution of individual business units in determining which ones should be included within the audit scope, with the only change being the removal of the group's business in Kenya.

As required by auditing standards, our team undertook procedures which were deliberately unexpected and could not have reasonably been predicted by Diageo's management. As an example, performing procedures over balances and transactions which otherwise wouldn't have been subject to audit procedures due to their size such as the group's acquisition of Balcones Distilling and rotating the inventory count locations and approach year on year. The results of these procedures were consistent with our expectations.

In executing our audit, we were particularly mindful of the changing economic and political conditions. Whilst the group delivered continued growth during the year benefiting from price increases and productivity savings, this growth has not been consistent across all business units or

achieved evenly over the year. We considered how these factors were included in future cash flows used in management's models supporting key audit areas and management's assessment of going concern.

Materiality

The scope of our audit was influenced by our application of the concept of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items ("FSLIs") and disclosures and in evaluating the effect of misstatements.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group	Company
Overall materiality	£251m (2022: £239m).	£273m (2022: £278m). For the purposes of the group audit, we increased materiality to £40m (2022: £20m), other than for those balances which were eliminated on consolidation.
How we determined it	5% of the PBET This approach has not changed compared to the prior year.	0.5% of the net assets. This approach has not changed compared to the prior year.
Why we believe this is appropriate	In assessing Diageo's performance, you exclude items identified by management as exceptional. Therefore, we have used PBET which is a generally accepted auditing benchmark.	We consider a net asset measure to reflect the nature of the company, which primarily acts as a holding company for the group's investments and holds certain liabilities on the balance sheet. The results of procedures performed over balances and transactions contributing to the group's overall results were used to support our group opinion.

We asked each of the teams reporting on the individual business units to work to assigned materiality levels which reflected the size of the operations they audited. This materiality will differ from that used in any external audit of the separate financial statements for these business units, for example the materiality used for the company balance sheet and reported profit was lowered to £40m for the group audit as described in the table. The range of materiality allocated across the business unit audits was between £25m (Diageo Investment Corporation) and £155m (North America).

When planning the audit, we considered if multiple misstatements may exist which, when aggregated, could exceed our overall materiality level. In order to reduce the risk of multiple misstatements which could aggregate to this amount we used a lower level of materiality, known as performance materiality, to identify the individual balances, classes of transactions and disclosures that were subject to audit. Our performance materiality was £188m (2022: £179m) for the group and £205m (2022: £209m) for the company, being 75% of overall materiality for both the group and company financial statements. In determining this amount, we considered a number of factors - the history of low levels of misstatements, our risk assessment and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

Where the audit identified any items that were not reflected appropriately in the financial information, we considered these items carefully to assess if they were individually or in aggregate material. We agreed with the Audit Committee that we would report to them misstatements identified which were qualitatively significant or which exceeded £12m (2022: £11m). This amount was £14m for the company (2022: £10m). The Audit Committee was responsible for deciding whether adjustments should be made to the financial statements in respect of those items. The Directors concluded that all items which remained unadjusted were not material to the financial statements, either individually or in aggregate. We agreed with their conclusion.

Key audit matters

We attended each of the five Audit Committee and sub-Committee meetings held during the year. Part of each meeting involved a private discussion without management present. We also met with the Chair of the Audit Committee on an ad-hoc basis. During these various conversations we discussed our observations on a variety of accounting matters, for example the accounting for acquisitions, disposals and changes in assumptions used in the group's impairment assessment over goodwill and brand intangibles assets, and observations on controls over financial reporting. In December, the Audit Committee discussed and challenged the audit plan. The plan included the matters which we considered presented the highest risk to the audit (the key audit matters) and other information on our audit approach such as our approach to specific balances, the audit of journals and where the latest technology would be used to obtain better quality audit evidence.

The areas of highest risk for the group audit and where we focused most effort and resources are substantially unchanged from the prior year. They were;

- Valuation of goodwill and brand intangible assets;
- Uncertain tax positions in respect of direct and indirect taxes in India and Brazil; and
- Valuation of post-employment benefit assets and liabilities.

To help you understand their impact on the audit, we have listed them in order of decreasing audit effort. Most of these areas are common with other international beverage companies. The key audit matters above are consistent with last year.

We have included in an appendix to this report an explanation of each item, why it was discussed and how the audit approach was tailored to address the concerns.

As the sponsoring company for the United Kingdom schemes, valuation of post-employment benefit schemes was also identified as a key audit matter for the company.

The impact of climate risk on our audit

As explained in the "Non-financial and sustainability information statement" section of the Strategic Report, the group has also performed a risk assessment to understand the potential impacts of climate change upon key selected businesses, in particular how increasing global temperatures are likely to impact operations due to water scarcity and policy changes impacting input costs. As part of our audit, we made enquiries of management to understand the extent of the potential impact of climate change on the group's business and the financial statements, including reviewing management's climate change risk assessment and climate change scenarios which were prepared with support from an external expert. We used our knowledge of the group and we engaged with our own climate change experts to evaluate the risk assessment performed by management, and to understand the scenarios considered.

By their nature financial statements present historical information which does not fully capture future events. We did determine that the key areas in the financial statements that are more likely to be materially impacted by climate change are those areas that are based on estimated future cash flows. As a result, we considered in particular how climate risks and the impact of the 'Society 2030: Spirit of Progress' commitments would impact the assumptions made in the forecasts prepared by Diageo used in the group's impairment analysis (see also key audit matter on Valuation of goodwill and brand intangibles) and for going concern purposes. We challenged how longer term physical chronic risks had been considered such as water scarcity from water stress together with the impacts of chronic weather on agricultural supply chains, and shorter-term transitional risks such as the introduction of carbon taxes. Our procedures did not identify any material impact on our audit for the year ended 30 June 2023. We ensured that the assumptions used in preparation of the financial statements are consistent with the Task Force on Climate-related Financial Disclosures ("TCFD") disclosure.

The accuracy of Diageo's progress against its 'Society 2030: Spirit of Progress' metrics set out on pages 57 - 87 is not included within the scope of this audit. We were engaged separately to provide independent limited assurance to the Directors over some of these metrics marked with the symbol Δ. The independent limited assurance report, which explains the scope of our work and the limited procedures undertaken is included in the Annual Report 2023 on page 263. Limited assurance varies significantly and is substantially less in scope than that of our financial audit, which provides reasonable assurance.

3. Our conclusions relating to going concern

Based on the work we have performed, which included understanding and evaluating the group's financial forecasts and the stress testing of liquidity, assessing and testing risk factors that could impact the going concern basis of accounting such as the impacts of an inflationary environment and testing the amounts of debt maturing during the assessment period, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the company's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code ("the Code"), we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

4. Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information, which includes reporting based on the TCFD recommendations. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 30 June 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement

The Listing Rules require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;

- The directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the group's and company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- The directors' explanation as to their assessment of the group's and company's prospects, the period this assessment covers and why the period is appropriate; and
- The directors' statement as to whether they have a reasonable expectation that the company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the group and company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the group and company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the group's and company's position, performance, business model and strategy;
- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

5. Exception reporting required by the Companies Act 2006

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors' remuneration specified by law are not made; or
- the company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

6. Responsibilities of the directors for the financial statements

As explained more fully in the Directors' responsibilities in respect of the Annual Report, Form 20-F and financial statements set out on page 116, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

The directors are also responsible for the other information referenced above.

7. Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Richard Oldfield (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
31 July 2023

Appendix: Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of potential material misstatement (whether or not due to fraud) identified by us. They include those which had the greatest effect on; the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the audit team. These matters, and any comments we make on the results of our procedures, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Valuation of goodwill and brand intangible assets

Nature of the Key Audit Matter

Impacted FSLIs	2023	2022
Goodwill	**£2,227m**	£2,287m
Brands	**£7,520m**	£7,896m

Goodwill and brand assets have been recognised as a result of acquisitions, in the current and prior years. Diageo is required to perform testing of the recoverable amounts of these assets at least annually because they are deemed to have an indefinite life and are therefore not amortised. Testing was primarily performed by Diageo over goodwill on a number of cash generating units (CGUs) and brands in May and impairment triggers considered up to the balance sheet date. The testing, with supporting sensitivity analyses, calculated the value in use (VIU) and fair value less cost of disposal and compared this amount to the carrying value. VIU was predominantly used, unless management believed that fair value less cost of disposal would result in a higher recoverable amount for any CGU or brand.

Certain CGUs and brands were identified as being sensitive to reasonable changes in significant assumptions and are required to be disclosed in the Annual Report.

The methodology in the models is dependent on various assumptions, both short term and long term in nature. These assumptions, which are subject to estimation uncertainty, are derived from a combination of management's judgement, experts engaged by management and market data. The significant assumptions that we focused our audit on were those with greater levels of management judgement and for which variations had the most significant impact on the recoverable amounts. Specifically, these included Diageo's strategic plans for fiscal years 2024 to 2026 including long-term growth rates, discount rates, and forecasts for volume, revenue and operating profit growth.

The discussion with the Audit Committee

We discussed with the Audit Committee the methodologies and significant assumptions used to determine the recoverable values of the goodwill in India and Turkey, the Yeni Raki brand, and the portfolio of USL (India) brands.

These discussions covered:

- the macroeconomic environment;
- the consistency of assumptions of the impact of climate change with the impacts discussed in the unaudited disclosures on pages 71-87 in response to the recommendations of the Task Force for Climate related Financial Disclosures;
- reasonably possible alternatives for significant assumptions for example, the appropriateness of discount rates relative to our independently calculated ranges; and
- the disclosures made in relation to goodwill and brand intangibles, including the use of sensitivity analysis to explain estimation uncertainty and the conditions that would result in an impairment being recognised.

How our audit addressed the Key Audit Matter

We validated the appropriateness of the CGUs selected.

We evaluated the design and operation of controls in place over the methodologies and calculation of fair value less cost of disposal and VIU for each CGU and selection of the significant assumptions used.

We agreed the mathematical accuracy of the calculations, to estimate the VIU.

In respect of the significant assumptions, our testing included the following:

- challenging the achievability of management's strategic plan and the prospects for Diageo's businesses for the specific CGUs and brands. We paid particular attention to achievement of the strategic plan and margin improvements through productivity initiatives in light of historical ability to achieve these and the current elevated inflationary environment;
- obtaining and evaluating evidence where available for critical data relating to significant assumptions of forecasted growth, from a combination of historic experience, external market (e.g. IWSR, the leading source of data and analysis on the global beverage alcohol market) and other financial information;
- assessing whether the cash flows included in the model were in accordance with the accounting standard IAS 36 "Impairment of Assets";
- independently assessing the sensitivity of the VIU to reasonable variations in significant assumptions, both individually and in aggregate; and
- determining a reasonable range for the discount rate used within the model, with the assistance of PwC valuation experts, and comparing it to the discount rate used by management.

We evaluated and tested the disclosures made in the Annual Report in relation to goodwill and indefinite-lived intangibles, and considered them to be reasonable.

Relevant references in Annual Report

Note 1(e) - Critical accounting estimates and judgements

Note 4 - Exceptional items

Note 9 - Intangible assets

Uncertain tax positions in respect of direct and indirect taxes in India and Brazil

Nature of the Key Audit Matter

Impacted FSLIs	2023	2022
Current tax assets	**£232m**	£149m
Current tax liabilities	**£135m**	£252m
Provision for tax uncertainties	**£173m**	£156m

The group operates across a large number of jurisdictions and in the normal course of business is subject to periodic challenges by tax authorities on a range of matters, including transfer pricing, direct and indirect taxes, and transaction related matters. In common with all alcohol beverage companies, taxation is particularly challenging because of specific alcohol duties and the international distribution of certain brands.

Diageo makes judgements in assessing the likelihood of potentially material exposures, develops estimates to determine provisions where required, and considers whether contingent liability disclosures should be made. Of particular significance are direct and indirect tax assessments in developing markets and assessments relating to financing and transfer pricing arrangements. The impact of a more aggressive tax stance by tax authorities to deal with government financing requirements following the Covid pandemic, and, in certain instances, changes in local tax regulations together with ongoing inspections by local tax and customs authorities and international bodies could materially impact the amounts recorded in the group financial statements.

The discussion with the Audit Committee

We discussed with the Audit Committee the judgements taken by management in assessing the risk of a potentially material exposure, and the significant assumptions used by management in determining the level of direct and indirect tax provisioning. Our discussions specifically covered matters in Brazil and India. We also discussed the disclosures, including those made in note 7 and note 19 to the Annual Report.

How our audit addressed the Key Audit Matter

We evaluated the design and implementation of controls to identify uncertain tax positions related to direct and indirect taxes, and the related accounting policy for providing for and disclosing tax exposures.

PwC tax specialists gained an understanding of the current status of tax assessments and investigations and monitored developments in ongoing disputes. We read recent rulings and correspondence with tax authorities, as well as external advice provided by the group's tax experts and legal advisors to satisfy ourselves that the tax provisions had been appropriately recorded or adjusted to reflect the latest developments.

Where the basis for the conclusion reached was less clear, we challenged the advice from legal advisors and tax experts on how their view was reached. We also challenged management's key assumptions.

We agreed the mathematical accuracy of the provision calculation.

We evaluated and tested the related disclosures in relation to uncertain tax positions and considered them to be reasonable.

Relevant references in Annual Report

Note 1(e) - Critical accounting estimates and judgements
Note 4 - Exceptional items
Note 5 - Finance income and charges
Note 7 - Taxation
Note 15 - Working capital
Note 19 - Contingent liabilities and legal proceedings

Valuation of post employment benefit schemes

Nature of the Key Audit Matter

Impacted FSLI	2023	2022
Post-employment benefit plan assets (Group)	**£6,846m**	£8,399m
Post-employment benefit plan assets (Company)	**£4,578m**	£6.041m
Post employment benefit plan liabilities (Group)	**£6,252m**	£7,234m
Post employment benefit plan liabilities (Company)	**£4,041m**	£4,897m

The most significant post-employment schemes are within the United Kingdom, Ireland and the United States; all of which are in a net surplus position as at 30 June 2023.

Within the UK and Ireland pension schemes, the group invests in pension investment vehicles (PIVs) which are increasingly complex to value and in the current environment are experiencing a significant amount of volatility.

The valuation of pension plan liabilities is dependent on a number of actuarial assumptions. Management uses external actuaries to assist in determining these assumptions, and to determine the valuation of the defined benefit obligation. The experts use valuation methodologies that require a number of market-based inputs and other financial and demographic assumptions, including salary increases, mortality rates, discount rates, inflation levels and the impact of any changes in individual pension plans. The significant assumptions that we focused our audit on were those with greater levels of management judgement, and for which variations had the most significant impact on the liabilities.

Specifically, these included the discount rates, inflation rates and mortality rates.

The discussion with the Audit Committee

We discussed with the Audit Committee the methodologies and significant assumptions used by management to determine the value of the defined benefit assets and liabilities for the significant plans. We have performed our procedures over the following:

- the valuation of pension investment vehicles by sending confirmation requests to investment managers and custodians and reperforming the asset valuation calculations; and
- the methodology used by management's experts to update key assumptions used in calculating the defined benefit obligations, including changes to discount rates reflecting inflationary pressure in the year and updates to mortality assumptions for the UK and Irish schemes in line with the Continuous Mortality Investigation ("CMI") model published at the year end.

How our audit addressed the Key Audit Matter

We evaluated the design and implementation of controls in place over both the pension investments and defined benefit pension obligations. We also evaluated the objectivity and competence of Diageo's experts involved in the valuation of the defined benefit obligations.

We have confirmed the year end valuation of pension assets, including investments in pension investment vehicles, with both investment managers and custodians, and reperformed the year end valuation calculations of these assets. In addition, we have reviewed the latest service organisation reports for the investment managers in order to determine the effectiveness of controls they operate related to investment valuation.

Our actuarial experts assessed the appropriateness of the methodology used to estimate the liabilities, and to review the calculations prepared by Diageo's actuarial experts. They also understood the judgments made by Diageo and their actuarial experts in determining the significant assumptions, and compared these assumptions to our independently compiled expected ranges based on market observable indices, relevant national and industry benchmarks, and our market experience, for the significant plans.

Based on our procedures, we considered management's significant assumptions to be within reasonable ranges. We evaluated and tested the related disclosures in relation to the defined benefit obligation, and considered them to be reasonable.

Relevant references in Annual Report

Note 1(e) - Critical accounting estimates and judgements

Note 14 - Post employment benefits (Group)
Note 6 - Post employment benefits (Company)

Consolidated income statement

	Notes	Year ended 30 June 2023 £ million	Year ended 30 June 2022 £ million	Year ended 30 June 2021 £ million
Sales	2	**23,515**	22,448	19,153
Excise duties	3	**(6,402)**	(6,996)	(6,420)
Net sales	2	**17,113**	15,452	12,733
Cost of sales	3	**(6,899)**	(5,973)	(5,038)
Gross profit		**10,214**	9,479	7,695
Marketing	3	**(3,051)**	(2,721)	(2,163)
Other operating items	3	**(2,531)**	(2,349)	(1,801)
Operating profit		**4,632**	4,409	3,731
Non-operating items	4	**328**	(17)	14
Finance income	5	**340**	497	278
Finance charges	5	**(934)**	(919)	(651)
Share of after tax results of associates and joint ventures	6	**370**	417	334
Profit before taxation		**4,736**	4,387	3,706
Taxation	7	**(970)**	(1,049)	(907)
Profit for the year		**3,766**	3,338	2,799
Attributable to:				
Equity shareholders of the parent company		**3,734**	3,249	2,660
Non-controlling interests		**32**	89	139
		3,766	3,338	2,799
Weighted average number of shares		**million**	million	million
Shares in issue excluding own shares		**2,264**	2,318	2,337
Dilutive potential ordinary shares		**7**	7	8
		2,271	2,325	2,345
		pence	pence	pence
Basic earnings per share		**164.9**	140.2	113.8
Diluted earnings per share		**164.4**	139.7	113.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2023 £ million	Year ended 30 June 2022 £ million	Year ended 30 June 2021 £ million
Other comprehensive income				
Items that will not be recycled subsequently to the income statement				
Net remeasurement of post employment benefit plans				
Group	14	**(643)**	616	16
Associates and joint ventures		**13**	5	3
Non-controlling interests	14	**–**	(1)	–
Tax on post employment benefit plans		**161**	(123)	(46)
Changes in the fair value of equity investments at fair value through other comprehensive income		**(4)**	(12)	–
		(473)	485	(27)
Items that may be recycled subsequently to the income statement				
Exchange differences on translation of foreign operations				
Group		**(876)**	1,128	(1,233)
Associates and joint ventures	6	**(59)**	60	(240)
Non-controlling interests		**(148)**	171	(173)
Net investment hedges		**416**	(623)	810
Exchange (gain)/loss recycled to the income statement				
On disposal of foreign operations	8	**(18)**	63	–
On step acquisitions		**(1)**	–	–
Tax on exchange differences – group		**(2)**	(6)	(9)
Tax on exchange differences – non-controlling interests		**–**	–	(1)
Effective portion of changes in fair value of cash flow hedges				
Hedge of foreign currency debt of the group		**6**	233	(298)
Transaction exposure hedging of the group		**273**	(172)	101
Hedges by associates and joint ventures		**24**	(15)	(1)
Commodity price risk hedging of the group		**(56)**	78	41
Recycled to income statement – hedge of foreign currency debt of the group		**54**	(239)	175
Recycled to income statement – transaction exposure hedging of the group		**(13)**	42	10
Recycled to income statement – commodity price risk hedging of the group		**(33)**	(46)	(2)
Tax on effective portion of changes in fair value of cash flow hedges		**(39)**	32	(6)
Hyperinflation adjustments		**182**	365	(17)
Tax on hyperinflation adjustments		**(39)**	(74)	5
		(329)	997	(838)
Other comprehensive (loss)/income, net of tax, for the year		**(802)**	1,482	(865)
Profit for the year		**3,766**	3,338	2,799
Total comprehensive income for the year		**2,964**	4,820	1,934
Attributable to:				
Equity shareholders of the parent company		**3,080**	4,561	1,969
Non-controlling interests	18	**(116)**	259	(35)
Total comprehensive income for the year		**2,964**	4,820	1,934

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

		30 June 2023		30 June 2022	
	Notes	£ million	£ million	£ million	£ million
Non-current assets					
Intangible assets	9	**11,512**		11,902	
Property, plant and equipment	10	**6,142**		5,848	
Biological assets	11	**156**		94	
Investments in associates and joint ventures	6	**3,829**		3,652	
Other investments	13	**57**		37	
Other receivables	15	**31**		37	
Other financial assets	16	**394**		345	
Deferred tax assets	7	**141**		114	
Post employment benefit assets	14	**960**		1,553	
			23,222		23,582
Current assets					
Inventories	15	**7,661**		7,094	
Trade and other receivables	15	**2,720**		2,933	
Corporate tax receivables	7	**232**		149	
Assets held for sale	8	**–**		222	
Other financial assets	16	**347**		251	
Cash and cash equivalents	17	**1,439**		2,285	
			12,399		12,934
Total assets			**35,621**		36,516
Current liabilities					
Borrowings and bank overdrafts	17	**(1,701)**		(1,522)	
Other financial liabilities	16	**(359)**		(444)	
Share buyback liability		**–**		(117)	
Trade and other payables	15	**(5,300)**		(5,887)	
Liabilities held for sale	8	**–**		(61)	
Corporate tax payables	7	**(135)**		(252)	
Provisions	15	**(119)**		(159)	
			(7,614)		(8,442)
Non-current liabilities					
Borrowings	17	**(14,801)**		(14,498)	
Other financial liabilities	16	**(747)**		(703)	
Other payables	15	**(368)**		(380)	
Provisions	15	**(243)**		(258)	
Deferred tax liabilities	7	**(2,183)**		(2,319)	
Post employment benefit liabilities	14	**(373)**		(402)	
			(18,715)		(18,560)
Total liabilities			**(26,329)**		(27,002)
Net assets			**9,292**		9,514
Equity					
Share capital	18	**712**		723	
Share premium		**1,351**		1,351	
Other reserves		**1,861**		2,174	
Retained earnings		**3,898**		3,550	
Equity attributable to equity shareholders of the parent company			**7,822**		7,798
Non-controlling interests	18		**1,470**		1,716
Total equity			**9,292**		9,514

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on 31 July 2023 and were signed on its behalf by Debra Crew and Lavanya Chandrashekar, Directors.

Consolidated statement of changes in equity

				Other reserves		Retained earnings/(deficit)					
	Notes	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non-controlling interests £ million	Total equity £ million
At 30 June 2020		742	1,351	3,201	(929)	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the year		–	–	–	–	–	2,660	2,660	2,660	139	2,799
Other comprehensive loss		–	–	–	(652)	–	(39)	(39)	(691)	(174)	(865)
Total comprehensive (loss)/income for the year		**–**	**–**	**–**	**(652)**	**–**	**2,621**	**2,621**	**1,969**	**(35)**	**1,934**
Employee share schemes		–	–	–	–	59	(10)	49	49	–	49
Share-based incentive plans	18	–	–	–	–	–	49	49	49	–	49
Share-based incentive plans in respect of associates		–	–	–	–	–	3	3	3	–	3
Tax on share-based incentive plans		–	–	–	–	–	9	9	9	–	9
Purchase of non-controlling interests	8	–	–	–	–	–	(15)	(15)	(15)	(27)	(42)
Associates' transactions with non-controlling interests		–	–	–	–	–	(91)	(91)	(91)	–	(91)
Change in fair value of put option		–	–	–	–	–	(2)	(2)	(2)	–	(2)
Share buyback programme		(1)	–	1	–	–	(200)	(200)	(200)	–	(200)
Dividend declared for the year	18	–	–	–	–	–	(1,646)	(1,646)	(1,646)	(72)	(1,718)
At 30 June 2021		741	1,351	3,202	(1,581)	(1,877)	5,061	3,184	6,897	1,534	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey		–	–	–	–	–	251	251	251	–	251
Adjusted opening balance		741	1,351	3,202	(1,581)	(1,877)	5,312	3,435	7,148	1,534	8,682
Profit for the year		–	–	–	–	–	3,249	3,249	3,249	89	3,338
Other comprehensive income		–	–	–	535	–	777	777	1,312	170	1,482
Total comprehensive income for the year		–	–	–	535	–	4,026	4,026	4,561	259	4,820
Employee share schemes		–	–	–	–	39	50	89	89	–	89
Share-based incentive plans	18	–	–	–	–	–	59	59	59	–	59
Share-based incentive plans in respect of associates		–	–	–	–	–	4	4	4	–	4
Tax on share-based incentive plans		–	–	–	–	–	9	9	9	–	9
Share-based payments and purchase of own shares in respect of subsidiaries		–	–	–	–	–	(11)	(11)	(11)	(6)	(17)
Unclaimed dividend		–	–	–	–	–	3	3	3	1	4
Change in fair value of put option		–	–	–	–	–	(34)	(34)	(34)	–	(34)
Share buyback programme		(18)	–	18	–	–	(2,310)	(2,310)	(2,310)	–	(2,310)
Dividend declared for the year	18	–	–	–	–	–	(1,720)	(1,720)	(1,720)	(72)	(1,792)
At 30 June 2022		**723**	**1,351**	**3,220**	**(1,046)**	**(1,838)**	**5,388**	**3,550**	**7,798**	**1,716**	**9,514**
Profit for the year		**–**	**–**	**–**	**–**	**–**	**3,734**	**3,734**	**3,734**	**32**	**3,766**
Other comprehensive loss		**–**	**–**	**–**	**(324)**	**–**	**(330)**	**(330)**	**(654)**	**(148)**	**(802)**
Total comprehensive (loss)/income for the year		**–**	**–**	**–**	**(324)**	**–**	**3,404**	**3,404**	**3,080**	**(116)**	**2,964**
Employee share schemes		**–**	**–**	**–**	**–**	**24**	**24**	**48**	**48**	**–**	**48**
Share-based incentive plans	18	**–**	**–**	**–**	**–**	**–**	**49**	**49**	**49**	**–**	**49**
Share-based incentive plans in respect of associates		**–**	**–**	**–**	**–**	**–**	**6**	**6**	**6**	**–**	**6**
Tax on share-based incentive plans		**–**	**–**	**–**	**–**	**–**	**6**	**6**	**6**	**–**	**6**
Share-based payments and purchase of own shares in respect of subsidiaries		**–**	**–**	**–**	**–**	**–**	**3**	**3**	**3**	**2**	**5**
Purchase of non-controlling interests	8	**–**	**–**	**–**	**–**	**–**	**(111)**	**(111)**	**(111)**	**(35)**	**(146)**
Associates' transactions with non-controlling interests		**–**	**–**	**–**	**–**	**–**	**(7)**	**(7)**	**(7)**	**–**	**(7)**
Unclaimed dividend		**–**	**–**	**–**	**–**	**–**	**1**	**1**	**1**	**–**	**1**
Change in fair value of put option		**–**	**–**	**–**	**–**	**–**	**(16)**	**(16)**	**(16)**	**–**	**(16)**
Share buyback programme		**(11)**	**–**	**11**	**–**	**–**	**(1,273)**	**(1,273)**	**(1,273)**	**–**	**(1,273)**
Dividend declared for the year	18	**–**	**–**	**–**	**–**	**–**	**(1,762)**	**(1,762)**	**(1,762)**	**(97)**	**(1,859)**
At 30 June 2023		**712**	**1,351**	**3,231**	**(1,370)**	**(1,814)**	**5,712**	**3,898**	**7,822**	**1,470**	**9,292**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

	Notes	Year ended 30 June 2023 £ million	Year ended 30 June 2023 £ million	Year ended 30 June 2022 £ million	Year ended 30 June 2022 £ million	Year ended 30 June 2021 £ million	Year ended 30 June 2021 £ million
Cash flows from operating activities							
Profit for the year		**3,766**		3,338		2,799	
Taxation		**970**		1,049		907	
Share of after tax results of associates and joint ventures		**(370)**		(417)		(334)	
Net finance charges		**594**		422		373	
Non-operating items		**(328)**		17		(14)	
Operating profit			**4,632**		4,409		3,731
Increase in inventories		**(675)**		(740)		(443)	
Decrease/(increase) in trade and other receivables		**121**		(378)		(446)	
(Decrease)/increase in trade and other payables and provisions		**(621)**		939		1,220	
Net (increase)/decrease in working capital			**(1,175)**		(179)		331
Depreciation, amortisation and impairment		**1,066**		828		447	
Dividends received		**219**		190		290	
Post employment payments less amounts included in operating profit		**(25)**		(89)		(30)	
Other items		**62**		53		88	
			1,322		982		795
Cash generated from operations			**4,779**		5,212		4,857
Interest received		**131**		110		89	
Interest paid		**(685)**		(438)		(440)	
Taxation paid		**(1,201)**		(949)		(852)	
			(1,755)		(1,277)		(1,203)
Net cash inflow from operating activities			**3,024**		3,935		3,654
Cash flows from investing activities							
Disposal of property, plant and equipment and computer software		**13**		17		13	
Purchase of property, plant and equipment and computer software		**(1,180)**		(1,097)		(626)	
Movements in loans and other investments		**(57)**		(72)		(4)	
Sale of businesses and brands	8	**462**		82		14	
Acquisition of subsidiaries[1]	8	**(342)**		(206)		(450)	
Investments in associates and joint ventures[1]	8	**(93)**		(65)		(38)	
Net cash outflow from investing activities			**(1,197)**		(1,341)		(1,091)
Cash flows from financing activities							
Share buyback programme	18	**(1,381)**		(2,284)		(109)	
Net sale of own shares for share schemes		**29**		18		49	
Purchase of treasury shares in respect of subsidiaries		**–**		(15)		–	
Dividends paid to non-controlling interests		**(97)**		(81)		(77)	
Proceeds from bonds	17	**2,229**		2,263		1,031	
Repayment of bonds	17	**(1,340)**		(1,521)		(1,247)	
Purchase of shares of non-controlling interests	8	**(146)**		–		(42)	
Cash inflow from other borrowings		**433**		503		34	
Cash outflow from other borrowings		**(374)**		(424)		(787)	
Equity dividends paid		**(1,761)**		(1,718)		(1,646)	
Net cash outflow from financing activities			**(2,408)**		(3,259)		(2,794)
Net decrease in net cash and cash equivalents	17		**(581)**		(665)		(231)
Exchange differences			**(227)**		239		(285)
Net cash and cash equivalents at beginning of the year			**2,211**		2,637		3,153
Net cash and cash equivalents at end of the year			**1,403**		2,211		2,637
Net cash and cash equivalents consist of:							
Cash and cash equivalents	17		**1,439**		2,285		2,749
Bank overdrafts	17		**(36)**		(74)		(112)
			1,403		2,211		2,637

(1) For the years ended 30 June 2022 and 30 June 2021, the previously reported line item of 'Acquisition of businesses' has been replaced with 'Acquisition of subsidiaries' and 'Investments in associates and joint ventures' to show separately the amounts which had previously been shown combined.

The accompanying notes are an integral part of these consolidated financial statements.

Accounting information and policies

Introduction

This section describes the basis of preparation of the consolidated financial statements and the group's accounting policies that are applicable to the financial statements as a whole. Accounting policies, critical accounting estimates and judgements specific to a note are included in the note to which they relate. Furthermore, the section details new accounting standards, amendments and interpretations, that the group has adopted in the current financial year or will adopt in subsequent years.

1. Accounting information and policies

(a) Basis of preparation

The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(b) Going concern

Management prepared cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's liquidity is still expected to remain strong, as it was protected by issuing €500 million of fixed rate euro and $2 billion of fixed rate dollar-denominated bonds in the year ended 30 June 2023. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

(c) Consolidation

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. A subsidiary is an entity controlled by Diageo plc. The group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Where the group has the ability to exercise joint control over an entity but has rights to specified assets and obligations for liabilities of that entity, the entity is included on the basis of the group's rights over those assets and liabilities.

(d) Foreign currencies

Items included in the financial statements of the group's subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company, Diageo plc. The functional currency of Diageo plc is determined by using management judgement that considers the parent company as an extension of its subsidiaries.

The income statements and cash flows of non-sterling entities are translated into sterling at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the year and for substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.

Assets and liabilities are translated at closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of overseas entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction.

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2023, expressed in US dollars and euros per £1, were as follows:

	2023	2022	2021
US dollar			
Income statement and cash flows(1)	**1.20**	1.33	1.35
Assets and liabilities(2)	**1.26**	1.21	1.39
Euro			
Income statement and cash flows(1)	**1.15**	1.18	1.13
Assets and liabilities(2)	**1.17**	1.16	1.17

(1) Weighted average rates
(2) Closing rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information, see note 16.

(e) Critical accounting estimates and judgements

Details of critical estimates and judgements which the Directors consider could have a significant impact on the financial statements are set out in the related notes as follows:

- Exceptional items – management judgement whether exceptional or not – page 179
- Taxation – management judgement whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 183 and 216
- Brands, goodwill, other intangibles and contingent considerations – management judgement whether the assets and liabilities are to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset and contingent consideration value – pages 184 and 206

- Post employment benefits – management judgement whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 195
- Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement; and significant unprovided tax matters where maximum exposure is provided for each – page 215

(f) Hyperinflationary accounting

The group applied hyperinflationary accounting for its operations in Turkey, Venezuela and Lebanon. Turkey has been a hyperinflationary economy where cumulative inflation for the three years ended 30 June 2022 exceeded 100%. Consequently, since March 2022, the group applies hyperinflationary accounting for its Turkish operations. The group's consolidated financial statements for the years ended 30 June 2023 and 30 June 2022 include the results and financial position of its Turkish operations restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements were not restated. Hyperinflationary accounting needs to be applied as if Turkey has always been a hyperinflationary economy, hence, as per Diageo's accounting policy choice, the differences between equity at 30 June 2021 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2021 were recognised in retained earnings. Such restatement includes impairment of TRL 2,133 million (£177 million) recognised on the goodwill in the Turkey cash-generating unit and TRL 1,627 million (£135 million) in respect of the Yenì Raki brand, as a result of the increased carrying values for those due to hyperinflation adjustments. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income. The inflation rate used by the group is the official rate published by the Turkish Statistical Institute. The movement in the publicly available official price index for the year ended 30 June 2023 was 38% (2022 – 79%).

Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. The exchange rate used to translate the results of the group's Venezuelan operations was VES/£ 3,807 for the year ended 30 June 2023 (2022 – VES/£ 759). This rate reflects management's estimate of the exchange rate considering inflation and the most appropriate official exchange rate. Movement in the price index for the year ended 30 June 2023 was 382% (2022 - 268%). The inflation rate used by the group is provided by an independent valuer because no reliable, officially published rate is available for Venezuela.

The following table presents the contribution of the group's Venezuelan operations to consolidated net sales, operating profit, operating cash flow and assets for the years ended 30 June 2023 and 30 June 2022 and with the amounts that would have resulted if the official reference exchange rate had been applied:

	Year ended 30 June 2023		Year ended 30 June 2022	
	At estimated exchange rate	At official reference exchange rate	At estimated exchange rate	At official reference exchange rate
	3,807 VES/£	36 VES/£	759 VES/£	7 VES/£
	£ million	£ million	£ million	£ million
Net sales	–	9	–	15
Operating loss	–	–	(1)	(1)
Other finance (charges)/income - hyperinflation adjustment	(2)	(212)	1	157
Net cash outflow from operating activities	–	(3)	–	(5)
Net assets	6	657	41	4,606

Sterling amounts presented at the official reference exchange rate are results of simple mathematical conversion.
The impact of hyperinflationary accounting for Lebanon was immaterial both in the current and comparative periods.

(g) New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2022 with no impact on the group's consolidated results, financial position or disclosures:

- Amendments to IFRS 3 Updating a Reference to the Conceptual Framework
- Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use
- Amendments to IAS 37 Onerous Contracts - Cost of Fulfilling a Contract
- Amendments to Annual improvements 2018-2020 - IFRS 9 - Fees in the '10 per cent' Test, IFRS 16 - Lease incentives, IAS 41 - Taxation in Fair Value Measurements
- Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules

The following standard and amendments issued by the IASB have been endorsed by the UK and have not been adopted by the group:

- IFRS 17 – Insurance contracts (effective from the year ending 30 June 2024) is ultimately intended to replace IFRS 4. Based on a preliminary assessment, the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.
- Amendments to IAS 12 - Income taxes (effective from the year ending 30 June 2024) requires an entity to recognise deferred tax on initial recognition of particular transactions to the extent that the transaction gives rise to equal amounts of deferred tax assets and liabilities. The proposed amendments would apply to transactions such as leases and decommissioning obligations for which an entity recognises both an asset and a liability. The group believes that the adoption of these amendments will not have a significant impact on its consolidated results and financial position.

There are a number of other amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

(h) Climate change considerations

The impact of climate change assessment and the net zero carbon emission target for Diageo's direct operations (Scope 1 & 2) for 2030 have been considered as part of the assessment of estimates and judgements in preparing the group's consolidated financial statements.

The climate change scenario analyses performed in 2023 – conducted in line with TCFD recommendations ('Transition Scenario' (RCP 2.6), a 'Moderate Warming' Scenario (RCP 4.5) and a 'Severe Warming Scenario' (RCP 8.5)) – identified no material financial impact to these financial statements.

The following considerations were made in respect of the financial statements:

- The impact of climate change on factors (like residual values, useful lives and depreciation methods) that determine the carrying value of non-current assets.
- The impact of climate change on forecasts of cash flows used (including forecast depreciation in line with capital expenditure plans for Diageo's net zero carbon emission commitment) in impairment assessments for the value-in-use of non-current assets including goodwill (see note 9).
- The impact of climate change on post-employment assets.

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2023. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies

Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer, which is determined by considering, among other factors, the delivery terms agreed with customers. For the sale of goods, the transfer of control occurs when the significant risks and rewards of ownership are passed to the customer. Based on the shipping terms agreed with customers, the transfer of control of goods occurs at the time of dispatch for the majority of sales. Where the transfer of control is subsequent to the dispatch of goods, the time between dispatch and receipt by the customer is generally less than five days. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for products received the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

Diageo is an international manufacturer and distributor of premium drinks. Diageo also owns a number of investments in associates and joint ventures, as set out in note 6.

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision-maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function.

The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

2023	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	SC&P £ million	Eliminate inter-segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
Sales	**7,382**	**5,996**	**5,403**	**2,260**	**2,386**	**3,073**	**(3,073)**	**23,427**	**88**	**23,515**
Net sales										
At budgeted exchange rates(1)	6,052	3,377	3,084	1,642	1,631	2,942	(2,876)	15,852	87	15,939
Acquisitions and disposals	20	20	35	3	104	–	–	182	–	182
SC&P allocation	8	38	8	9	3	(66)	–	–	–	–
Retranslation to actual exchange rates	678	(41)	73	145	(39)	197	(197)	816	1	817
Hyperinflation	–	175	–	–	–	–	–	175	–	175
Net sales	**6,758**	**3,569**	**3,200**	**1,799**	**1,699**	**3,073**	**(3,073)**	**17,025**	**88**	**17,113**
Operating profit/(loss)										
At budgeted exchange rates(1)	2,337	1,076	886	597	347	(32)	–	5,211	(292)	4,919
Acquisitions and disposals	(18)	(13)	5	–	27	–	–	1	(6)	(5)
SC&P allocation	3	(24)	(6)	(3)	(2)	32	–	–	–	–
Fair value remeasurements	87	25	–	1	–	–	–	113	–	113
Retranslation to actual exchange rates	280	18	20	66	(152)	–	–	232	(28)	204
Hyperinflation	–	23	–	–	–	–	–	23	–	23
Operating profit/(loss) before exceptional items	**2,689**	**1,105**	**905**	**661**	**220**	**–**	**–**	**5,580**	**(326)**	**5,254**
Exceptional operating items	(97)	(8)	(473)	–	(44)	–	–	(622)	–	(622)
Operating profit/(loss)	**2,592**	**1,097**	**432**	**661**	**176**	**–**	**–**	**4,958**	**(326)**	**4,632**
Non-operating items										328
Net finance charges										(594)
Share of after tax results of associates and joint ventures										370
Profit before taxation										**4,736**

2022	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	SC&P £ million	Eliminate inter-segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
Sales	6,682	5,740	5,624	1,945	2,403	2,010	(2,010)	22,394	54	22,448
Net sales										
At budgeted exchange rates(1)	5,955	3,258	2,879	1,486	1,699	2,095	(2,016)	15,356	55	15,411
Acquisitions and disposals	34	23	–	3	15	–	–	75	–	75
SC&P allocation	9	46	9	12	3	(79)	–	–	–	–
Retranslation to actual exchange rates	97	(304)	(4)	24	(35)	(6)	6	(222)	(1)	(223)
Hyperinflation	–	189	–	–	–	–	–	189	–	189
Net sales	6,095	3,212	2,884	1,525	1,682	2,010	(2,010)	15,398	54	15,452
Operating profit/(loss)										
At budgeted exchange rates(1)	2,388	1,086	703	528	346	(22)	–	5,029	(256)	4,773
Acquisitions and disposals	(28)	11	–	–	(10)	–	–	(27)	–	(27)
SC&P allocation	(1)	(18)	(2)	–	(1)	22	–	–	–	–
Fair value remeasurements	32	36	–	(8)	–	–	–	60	–	60
Retranslation to actual exchange rates	63	(108)	10	18	(20)	–	–	(37)	18	(19)
Hyperinflation	–	10	–	–	–	–	–	10	–	10
Operating profit/(loss) before exceptional items	2,454	1,017	711	538	315	–	–	5,035	(238)	4,797
Exceptional operating items	(1)	(146)	(241)	–	–	–	–	(388)	–	(388)
Operating profit/(loss)	2,453	871	470	538	315	–	–	4,647	(238)	4,409
Non-operating items										(17)
Net finance charges										(422)
Share of after tax results of associates and joint ventures										417
Profit before taxation										4,387

2021	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	SC&P £ million	Eliminate inter-segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
Sales	5,803	4,795	5,146	1,369	2,020	1,537	(1,537)	19,133	20	19,153
Net sales										
At budgeted exchange rates[(1)]	5,527	2,579	2,561	1,176	1,541	1,627	(1,548)	13,463	20	13,483
Acquisitions and disposals	28	2	–	–	5	–	–	35	–	35
SC&P allocation	9	45	9	13	3	(79)	–	–	–	–
Retranslation to actual exchange rates	(355)	(68)	(82)	(143)	(137)	(11)	11	(785)	–	(785)
Net sales	5,209	2,558	2,488	1,046	1,412	1,537	(1,537)	12,713	20	12,733
Operating profit/(loss)										
At budgeted exchange rates[(1)]	2,469	728	628	422	228	(97)	–	4,378	(218)	4,160
Acquisitions and disposals	(18)	(3)	–	–	–	–	–	(21)	–	(21)
SC&P allocation	(30)	(32)	(5)	(27)	(3)	97	–	–	–	–
Fair value remeasurement of contingent consideration	(9)	(27)	–	–	–	–	–	(36)	–	(36)
Retranslation to actual exchange rates	(175)	(31)	(15)	(92)	(54)	–	–	(367)	10	(357)
Operating profit/(loss) before exceptional items	2,237	635	608	303	171	–	–	3,954	(208)	3,746
Exceptional operating items	–	(15)	–	–	–	–	–	(15)	–	(15)
Operating profit/(loss)	2,237	620	608	303	171	–	–	3,939	(208)	3,731
Non-operating items										14
Net finance charges										(373)
Share of after tax results of associates and joint ventures										334
Profit before taxation										3,706

(1) These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(i) The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segmental sales are not material.
(ii) The group's net finance charges are managed centrally and are not attributable to individual operating segments.
(iii) Approximately 38% of annual net sales occurred in the last four months of calendar year 2022.

(b) Other segmental information

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	SC&P £ million	Corporate and other £ million	Total £ million
2023								
Purchase of property, plant and equipment and computer software	**197**	**209**	**166**	**121**	**126**	**356**	**5**	**1,180**
Depreciation and intangible asset amortisation	**(95)**	**(98)**	**(61)**	**(18)**	**(80)**	**(134)**	**(10)**	**(496)**
Exceptional impairment of tangible assets	**(52)**	**2**	**(22)**	**–**	**–**	**–**	**–**	**(72)**
Exceptional impairment of intangible assets	**(29)**	**(25)**	**(444)**	**–**	**–**	**–**	**–**	**(498)**
2022								
Purchase of property, plant and equipment and computer software	230	187	146	128	139	256	11	1,097
Depreciation and intangible asset amortisation	(80)	(93)	(93)	(16)	(81)	(116)	(10)	(489)
Exceptional impairment of tangible assets	–	(3)	–	–	–	–	–	(3)
Exceptional impairment of intangible assets	–	(96)	(240)	–	–	–	–	(336)
2021								
Purchase of property, plant and equipment and computer software	153	23	56	20	125	125	124	626
Depreciation and intangible asset amortisation	(76)	(31)	(60)	(16)	(79)	(126)	(59)	(447)

(c) Category and geographical analysis

	Category analysis					Geographic analysis				
	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	United States £ million	India £ million	Great Britain £ million	Rest of World £ million	Total £ million
2023										
Sales[1]	**19,004**	**3,355**	**899**	**257**	**23,515**	**6,972**	**2,751**	**2,138**	**11,654**	**23,515**
Non-current assets[2], [3]						**5,816**	**1,798**	**2,909**	**11,204**	**21,727**
2022										
Sales[1]	18,164	3,128	882	274	22,448	6,327	3,219	2,142	10,760	22,448
Non-current assets[2], [3]						5,899	2,396	2,413	10,861	21,569
2021										
Sales[1]	15,634	2,562	741	216	19,153	5,441	3,011	1,822	8,879	19,153
Non-current assets[2], [3]						4,320	2,561	2,119	10,063	19,063

(1) The geographical analysis of sales is based on the location of third-party customers.
(2) The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(3) The management information provided to the chief operating decision-maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

3. Operating costs

	2023 £ million	2022 £ million	2021 £ million
Excise duties	**6,402**	6,996	6,420
Cost of sales	**6,899**	5,973	5,038
Marketing	**3,051**	2,721	2,163
Other operating items	**2,531**	2,349	1,801
	18,883	18,039	15,422
Comprising:			
Excise duties			
India	**1,625**	2,182	2,127
Great Britain	**1,095**	1,172	1,018
United States	**687**	614	589
Other	**2,995**	3,028	2,686
Increase in inventories	**(513)**	(909)	(293)
Raw materials and consumables	**4,328**	4,017	3,126
Marketing	**3,051**	2,721	2,163
Other external charges	**2,747**	2,597	1,978
Staff costs	**1,830**	1,795	1,586
Depreciation, amortisation and impairment	**1,066**	828	447
Gains on disposal of properties	**(4)**	(2)	(1)
Net foreign exchange losses	**10**	10	22
Other operating income	**(34)**	(14)	(26)
	18,883	18,039	15,422

(a) Other external charges

Other external charges include research and development expenditure in respect of new drinks products and package design of £53 million (2022 - £43 million; 2021 - £40 million) and maintenance and repairs of £143 million (2022 - £136 million; 2021 - £107 million).

(b) Auditors fees

Other external charges include the fees of the principal auditors of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) and are analysed below.

	2023 £ million	2022 £ million	2021 £ million
Audit of these financial statements	**5.2**	4.2	3.8
Audit of financial statements of subsidiaries	**5.7**	6.1	4.4
Audit related assurance services[1]	**2.7**	2.5	2.6
Total audit fees (Audit fees)	**13.6**	12.8	10.8
Other assurance services (Audit related fees)[2]	**1.2**	0.7	0.8
	14.8	13.5	11.6

(1) Audit related assurance services are in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(2) Other assurance services comprise the aggregate fees for assurance and related services that are not reported under 'total audit fees'.
(i) Disclosure requirements for auditors fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table.

Audit services provided by firms other than PwC for the year ended 30 June 2023 were £0.1 million (2022 - £0.1 million; 2021 - £0.1 million). Further PwC fees for audit services in respect of post employment plans were £0.3 million for the year ended 30 June 2023 (2022 - £0.2 million; 2021 - £0.2 million).

(c) Staff costs and average number of employees

	2023 £ million	2022 £ million	2021 £ million
Aggregate remuneration			
Wages and salaries	1,548	1,557	1,336
Share-based incentive plans	48	59	50
Employer's social security	115	107	83
Employer's pension			
Defined benefit plans	67	36	82
Defined contribution plans	44	33	25
Other post employment plans	8	3	10
	1,830	1,795	1,586

The average number of employees on a full-time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2023	2022	2021
North America	**2,884**	2,811	2,562
Europe	**2,789**	3,014	3,237
Asia Pacific	**6,856**	6,500	6,474
Latin America and Caribbean	**1,495**	1,500	1,505
Africa	**3,526**	4,061	4,016
SC&P	**6,934**	5,025	5,085
Corporate and other	**5,753**	5,076	4,687
	30,237	27,987	27,566

At 30 June 2023, on a full-time equivalent basis, the group had 30,269 (2022 - 28,558; 2021 - 27,783) employees. The average number of employees of the group, including part-time employees, for the year was 30,419 (2022 - 28,137; 2021 - 28,025).

(d) Exceptional operating items

Included in the table above are exceptional operating items as follows:

	2023 £ million	2022 £ million	2021 £ million
Depreciation, amortisation and impairment			
Brand and goodwill impairment	**498**	336	–
Tangible asset impairment and accelerated depreciation	**72**	–	–
Staff costs	**10**	–	5
Other external charges	**60**	52	13
Other operating income	**(18)**	–	(3)
Total exceptional operating items (note 4)	**622**	388	15
Cost of sales	**67**	–	–
Other operating expenses	**555**	388	15

4. Exceptional items

Accounting policies

Critical accounting judgements

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Operating items

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Non-operating items

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Taxation items

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

	2023 £ million	2022 £ million	2021 £ million
Exceptional operating items			
Brand and goodwill impairment (1)	**(498)**	(336)	–
Supply chain agility programme (2)	**(100)**	–	–
Distribution termination fee (3)	**(44)**	–	–
Winding down Russian operations (4)	**20**	(50)	–
Other exceptional operating items (5)	**–**	(2)	(15)
	(622)	(388)	(15)
Non-operating items			
Sale of businesses and brands			
Guinness Cameroun S.A. (6)	**310**	–	–
Archers brand (7)	**20**	–	–
USL Popular brands (8)	**4**	–	–
USL businesses (9)	**1**	–	3
Tyku brand (10)	**(3)**	–	–
Picon brand (11)	**–**	91	–
Meta Abo Brewery (12)	**–**	(95)	–
Windsor business (13)	**–**	(19)	–
Step acquisition - Mr Black (14)	**(8)**	–	–
Other non-operating exceptional items (15)	**4**	6	11
	328	(17)	14
Exceptional items before taxation	**(294)**	(405)	(1)
Tax on exceptional items (note 7 (b))	**186**	31	(84)
Total exceptional items	**(108)**	(374)	(85)
Attributable to:			
Equity shareholders of the parent company	**33**	(271)	(86)
Non-controlling interests	**(141)**	(103)	1
Total exceptional items	**(108)**	(374)	(85)

(1) In the year ended 30 June 2023, an impairment charge of £498 million was recognised in exceptional operating items mainly driven by the McDowell's brand in India.
In the year ended 30 June 2022, an impairment charge of £336 million was recognised in exceptional operating items in respect of the McDowell's brand (£240 million), the Bell's brand (£77 million) and goodwill related to Smirnov (£19 million).
For further information, see note 9 (d).

(2) In the year ended 30 June 2023, an exceptional charge of £100 million was accounted for in respect of the supply chain agility programme announced in July 2022. With this five-year spanning programme, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to £500 million over the five-year period, which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge for the year ended 30 June 2023 was primarily in respect of accelerated depreciation, being additional depreciation of assets in the period directly attributable to the programme, and impairment of property, plant and equipment in respect of North America and India. Restructuring cash expenditure was £12 million in the year ended 30 June 2023.

(3) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution license of one of its spirits brands, in respect of which a provision of £44 million was provided for and was recognised as an operating exceptional charge. No payment was made in the period.

(4) In the year ended 30 June 2023, Diageo released unutilised provisions of £20 million from the £50 million exceptional charge taken in the year ended 30 June 2022, in respect of winding down its operations in Russia.

(5) Other exceptional operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2022, other exceptional operating items resulted in a loss of £2 million driven by the reinvestment of 'Raising the Bar' corporate tax benefits. In the year ended 30 June 2021, other exceptional operating items were a loss of £15 million mainly driven by the charge of the ongoing litigation in Turkey.

(6) On 26 May 2023, Diageo announced the completion of the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group for an aggregate consideration of £384 million resulting in an exceptional gain of £310 million, including cumulative translation gain in the amount of £17 million recycled to the income statement.

(7) On 26 October 2022, Diageo completed the sale of its Archers brand. The transaction resulted in an exceptional gain of £20 million.

(8) On 30 September 2022, Diageo announced the completion of the sale of the Popular brands of its United Spirits Limited (USL) business. The transaction resulted in an exceptional gain of £4 million.

(9) Certain subsidiaries of USL were sold in the year ended 30 June 2023. The sale of these subsidiaries resulted in an exceptional gain of £1 million (2022 - nil; 2021 - £3 million).

(10) In the year ended 30 June 2023, Diageo sold its Tyku brand. The transaction resulted in an exceptional loss of £3 million.

(11) In May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of £91 million, net of disposal costs.

(12) In the year ended 30 June 2022, a loss of £95 million was recognised as a non-operating item attributable to the sale of Meta Abo Brewery Share Company in Ethiopia.

(13) On 25 March 2022, Diageo agreed to the sale of its Windsor business in Korea. At 30 June 2022, assets and liabilities attributable to Windsor business were classified as held for sale and were measured at the lower of their cost and fair value less cost of disposal. In the year ended 30 June 2022, a loss of £19 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business. The conditional agreement was terminated in the year ended 30 June 2023 as the buyer was unable to meet certain conditions to completion.

(14) On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group in the year ended 30 June 2023, a loss of £8 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.

(15) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-operating items resulted in a net gain of £4 million (2022 - £6 million; 2021 - £11 million), mainly driven by the deferred consideration received in respect of the sale of United National Breweries.

For further information on acquisition and sale of businesses and brands, see notes 8 (a) and 8 (b).

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2023 £ million	2022 £ million	2021 £ million
Thalidomide (note 15 (d) (i))	**(14)**	(16)	(15)
Winding down Russian operations	**(13)**	(13)	–
Supply chain agility programme	**(12)**	–	–
Donations	**–**	(37)	(50)
Indirect tax in Korea	**–**	–	(10)
Ongoing litigation in Turkey	**–**	–	(1)
Substitution drawback	**–**	–	60
Total cash payments	**(39)**	(66)	(16)

5. Finance income and charges

Accounting policies

Net interest includes interest income and charges in respect of financial instruments and the results of hedging transactions used to manage interest rate risk.

Finance charges directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. Borrowing costs which are not capitalised are recognised in the income statement using the effective interest method. All other finance charges are recognised primarily in the income statement in the year in which they are incurred.

Net other finance charges include items in respect of post employment plans, the discount unwind of long-term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

The impact of derivatives, excluding cash flow hedges that are in respect of commodity price risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.

	2023 £ million	2022 £ million	2021 £ million
Interest income	**160**	127	119
Fair value gain on financial instruments	**103**	341	124
Total interest income[1]	**263**	468	243
Interest charge on bank loans, bonds and overdrafts	**(470)**	(371)	(365)
Interest charge on leases	**(15)**	(12)	(16)
Interest charge on other borrowings	**(271)**	(92)	(84)
Fair value loss on financial instruments	**(102)**	(346)	(126)
Total interest charges[1]	**(858)**	(821)	(591)
Net interest charges	**(595)**	(353)	(348)
Net finance income in respect of post employment plans in surplus (note 14)	**59**	22	18
Hyperinflation adjustment in respect of Turkey (note 1 (f))	**10**	–	–
Hyperinflation adjustment in respect of Venezuela (note 1 (f))	**–**	1	2
Interest income in respect of direct and indirect tax	**8**	2	15
Unwinding of discounts	**–**	4	–
Total other finance income	**77**	29	35
Net finance charge in respect of post employment plans in deficit (note 14)	**(15)**	(12)	(13)
Hyperinflation adjustment in respect of Turkey (note 1 (f))	**–**	(34)	–
Hyperinflation adjustment in respect of Venezuela (note 1 (f))	**(2)**	–	–
Hyperinflation adjustment and foreign exchange revaluation of monetary items in respect of Lebanon (note 1 (f))	**–**	(3)	(8)
Unwinding of discounts	**(13)**	(11)	(20)
Interest charge in respect of direct and indirect tax	**(25)**	(16)	(11)
Change in financial liability (Level 3)	**(8)**	(20)	(7)
Guarantee fees	**(1)**	(1)	(1)
Other finance charges	**(12)**	(1)	–
Total other finance charges	**(76)**	(98)	(60)
Net other finance income/(charges)	**1**	(69)	(25)

(1) Includes £81 million interest income and £(522) million interest charge in respect of financial assets and liabilities that are not measured at fair value through income statement (2022 – £27 million income and £(417) million charge; 2021 – £28 million income and £(429) million charge).

6. Investments in associates and joint ventures

Accounting policies

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group's interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group's operating profit. Associates and joint ventures are initially recorded at cost including transaction costs. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group's share of the associate's future cash flows and its fair value less costs of disposal.

Diageo's principal associate is Moët Hennessy of which Diageo owns 34%. Moët Hennessy is the wines and spirits division of LVMH Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

A number of joint distribution arrangements have been established with LVMH in Asia Pacific and France, principally covering distribution of Diageo's Scotch whisky and gin premium brands and Moët Hennessy's champagne and cognac premium brands. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët Hennessy.

(a) An analysis of the movement in the group's investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions			
At 30 June 2021	3,128	180	3,308
Exchange differences	48	12	60
Additions	–	65	65
Share of profit/(loss) after tax	425	(8)	417
Dividends	(186)	(4)	(190)
Share of movements in other comprehensive income and equity	(6)	–	(6)
Impairment charged during the year	–	(2)	(2)
At 30 June 2022	**3,409**	**243**	**3,652**
Exchange differences	**(51)**	**(8)**	**(59)**
Additions	**–**	**93**	**93**
Share of profit/(loss) after tax	**379**	**(9)**	**370**
Step acquisition	**–**	**(17)**	**(17)**
Dividends	**(214)**	**(5)**	**(219)**
Share of movements in other comprehensive income and equity	**36**	**–**	**36**
Transfer	**–**	**1**	**1**
Impairment charged during the year	**–**	**(28)**	**(28)**
At 30 June 2023	**3,559**	**270**	**3,829**

(i) Investment in associates includes loans given to and preference shares invested in associates of £168 million (2022 – £163 million).
(ii) If certain performance targets are met by associates in the Distill Ventures programme, an additional £27 million (2022 – £22 million) will be invested in those associates.

(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results were adjusted for alignment with Diageo accounting policies and were translated at £1 = €1.15 (2022 – £1 = €1.18; 2021 – £1 = €1.13).

Income statement information for the three years ended 30 June 2023 and balance sheet information as at 30 June 2023 and 30 June 2022 of Moët Hennessy are as follows:

	2023 £ million	2022 £ million	2021 £ million
Sales	**6,003**	5,553	4,819
Profit for the year	**1,117**	1,250	985
Total comprehensive income	**1,161**	1,269	999

	2023 £ million	2022 £ million
Non-current assets	**6,774**	5,957
Current assets	**9,155**	8,447
Total assets	**15,929**	14,404
Non-current liabilities	**(2,108)**	(1,791)
Current liabilities	**(3,160)**	(2,415)
Total liabilities	**(5,268)**	(4,206)
Net assets	**10,661**	10,198

(i) Including acquisition fair value adjustments principally in respect of Moët Hennessy's brands and translated at £1 = €1.17 (2022 – £1 = €1.16).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.

(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,384 million (2022 – £1,340 million), plus the group's share of post acquisition reserves of £2,445 million (2022 – £2,312 million).

(e) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

7. Taxation

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax treatments are not recognised unless it is probable that a tax authority will accept the treatment. Once considered to be probable, tax treatments are reviewed each year to assess whether a provision should be taken against full recognition of the treatment on the basis of potential settlement through negotiation and/or litigation with the relevant tax authorities. Tax provisions are included in current liabilities. Penalties and interest on tax liabilities are included in operating profit and finance charges, respectively.

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their value for tax purposes, except for deferred tax provision arising on goodwill from business combinations. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the assets will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the jurisdictions in which it operates. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve; current tax balances are based on such estimations. Tax provisions are based on management's judgement and interpretation of country specific tax law and the likelihood of settlement. However, the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group's profit for the year.

The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income. For brands with an indefinite life, management's intention is to recover the book value through a potential sale in the future, and therefore the deferred tax on the brand value is generally recognised using the appropriate country capital gains tax rate. To the extent brands with an indefinite life have been impaired, management considers this to be an indication of recovery through use and in such a case deferred tax on the brand value is recognised using the appropriate country corporate income tax rate.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total		
	2023 £ million	2022 £ million	2021 £ million	**2023 £ million**	2022 £ million	2021 £ million	**2023 £ million**	2022 £ million	2021 £ million
Current tax									
Current year	**160**	174	100	**879**	867	684	**1,039**	1,041	784
Adjustments in respect of prior years	**33**	10	1	**(39)**	16	28	**(6)**	26	29
	193	184	101	**840**	883	712	**1,033**	1,067	813
Deferred tax									
Origination and reversal of temporary differences	**25**	–	13	**(70)**	21	18	**(45)**	21	31
Changes in tax rates	**–**	2	46	**11**	1	32	**11**	3	78
Adjustments in respect of prior years	**6**	–	8	**(35)**	(42)	(23)	**(29)**	(42)	(15)
	31	2	67	**(94)**	(20)	27	**(63)**	(18)	94
Taxation on profit	**224**	186	168	**746**	863	739	**970**	1,049	907

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2023 £ million	2022 £ million	2021 £ million
Brand impairment[1]	**(124)**	(55)	–
US guarantee fee claim[2]	**(57)**	–	–
Supply chain agility programme	**(23)**	–	–
Distribution termination fee	**(11)**	–	–
Disposal of businesses and brands[3]	**29**	23	–
Winding down Russian operations	**–**	3	–
Tax rate change in the United Kingdom[4]	**–**	–	46
Tax rate change in the Netherlands[5]	**–**	–	42
Other items	**–**	(2)	(4)
	(186)	(31)	84

(1) In the year ended 30 June 2023, an exceptional tax credit of £124 million was recognised mainly in respect of the impairment of the McDowell's brand. In the year ended 30 June 2022, the exceptional tax credit of £55 million consists of tax impact on the impairment of the McDowell's and Bell's brands for £35 million and £20 million, respectively.

(2) In the year ended 30 June 2023, an exceptional tax credit of £57 million was recognised in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 are fully deductible.

(3) In the year ended 30 June 2023, the exceptional net tax charge of £29 million mainly comprised of a tax charge of £42 million in respect of the sale of Guinness Cameroun S.A., partly offset by a tax credit of £10 million in respect of the sale of certain USL businesses. In the year ended 30 June 2022, a £23 million exceptional tax charge was recognised in respect of the gain on the sale of the Picon brand.

(4) On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on the post employment assets.

(5) On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% from 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax liabilities. In the year ended 30 June 2022, the Dutch Senate enacted an increased tax rate of 25.8%. The remeasurement of deferred tax liabilities was recognised as an underlying tax charge.

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2023 £ million	2023 %	2022 £ million	2022 %	2021 £ million	2021 %
Profit before taxation	**4,736**		4,387		3,706	
Notional charge at UK corporation tax rate	**971**	**20.5**	833	19.0	704	19.0
Elimination of notional tax on share of after tax results of associates and joint ventures	**(76)**	**(1.6)**	(79)	(1.8)	(63)	(1.7)
Differences in overseas tax rates	**95**	**2.0**	161	3.7	128	3.5
Disposal of businesses and brands	**(42)**	**(0.9)**	21	0.5	(2)	(0.1)
Other items not chargeable	**(63)**	**(1.3)**	(49)	(1.1)	(52)	(1.4)
Impairment	**(2)**	**–**	36	0.8	–	–
Other items not deductible	**71**	**1.5**	58	1.3	67	1.8
Irrecoverable withholding taxes	**38**	**0.8**	39	0.9	25	0.7
Movement in provision in respect of uncertain tax positions[1]	**27**	**0.6**	42	0.9	1	–
Changes in tax rates[2]	**11**	**0.2**	3	0.1	78	2.1
Adjustments in respect of prior years[3]	**(60)**	**(1.3)**	(16)	(0.4)	21	0.6
Taxation on profit	**970**	**20.5**	1,049	23.9	907	24.5
Tax rate before exceptional items	**–**	**23.0**	–	22.5	–	22.2

(1) Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.

(2) Changes in tax rates for the year ended 30 June 2021 are mainly due to the tax rate change in the Netherlands and the United Kingdom.

(3) Excludes prior year movement in provisions. Also included an exceptional tax credit of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities.

The table above reconciles the notional taxation charge calculated at the UK tax rate, to the actual total tax charge. As a group operating in multiple countries, the actual tax rates applicable to profits in those countries are different from the UK tax rate. The impact is shown in the table above as differences in overseas tax rates. The group's worldwide business leads to the consideration of a number of important factors which may affect future tax charges, such as the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms, acquisitions, disposals, restructuring activities, and settlements or agreements with tax authorities.

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 19 (f).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard, taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2023, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £232 million (30 June 2022 – £149 million) and tax liability of £135 million (30 June 2022 – £252 million) include £173 million (30 June 2022 – £156 million) of provisions for tax uncertainties.

The cash tax paid in the year ended 30 June 2023 amounts to £1,201 million (30 June 2022 – £949 million) and is £231 million higher than the current tax charge (30 June 2022 – £100 million lower). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions and the actual payment of cash.

In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the UK was substantively enacted on 20 June 2023 and will apply to Diageo from the financial year ending 30 June 2025 onwards. Diageo is reviewing this legislation and also monitoring the status of implementation of the model rules outside of the UK to understand the potential impact on the group. Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.

(d) Deferred tax assets and liabilities

Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences[1] £ million	Total £ million
At 30 June 2021	(381)	(1,636)	(129)	57	244	(1,845)
Exchange differences	(21)	(155)	3	3	17	(153)
Recognised in income statement	(42)	(3)	(10)	2	74	21
Reclassification	2	40	–	–	(7)	35
Recognised in other comprehensive loss and equity	(20)	(104)	(103)	–	20	(207)
Tax rate change – recognised in income statement	(1)	(3)	–	1	–	(3)
Tax rate change – recognised in other comprehensive loss and equity	–	–	(22)	–	2	(20)
Acquisition of subsidiaries	–	(31)	–	–	–	(31)
Sale of businesses	(5)	–	–	–	3	(2)
At 30 June 2022	**(468)**	**(1,892)**	**(261)**	**63**	**353**	**(2,205)**
Exchange differences	**33**	**113**	**(3)**	**1**	**(10)**	**134**
Recognised in income statement	**(30)**	**93**	**2**	**(15)**	**24**	**74**
Recognised in other comprehensive income and equity	**(6)**	**(30)**	**152**	**–**	**(50)**	**66**
Tax rate change – recognised in income statement	**(1)**	**(12)**	**(1)**	**–**	**3**	**(11)**
Acquisition of subsidiaries	**–**	**(71)**	**–**	**–**	**–**	**(71)**
Transfer from asset held for sale	**(2)**	**(37)**	**–**	**–**	**5**	**(34)**
Sale of businesses	**10**	**–**	**(1)**	**–**	**(4)**	**5**
At 30 June 2023	**(464)**	**(1,836)**	**(112)**	**49**	**321**	**(2,042)**

(1) Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.

After offsetting deferred tax assets and liabilities that relate to taxes levied by the same taxation authority on the same taxable fiscal unit, the net deferred tax liability comprises:

	2023 £ million	2022 £ million
Deferred tax assets	**141**	114
Deferred tax liabilities	**(2,183)**	(2,319)
	(2,042)	(2,205)

Deferred tax assets of £141 million include £65 million (2022 – £47 million) arising in jurisdictions with prior year taxable losses, primarily in Germany and Brazil. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, which for the most part arose on losses from a historic one-off transaction, and on existing provisions. The majority of deferred tax assets can be carried forward indefinitely. From the total recognised tax losses of £49 million, it is expected that £10 million will be utilised in the year ending 30 June 2024.

(e) Unrecognised deferred tax assets

The following table shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is £632 million (2022 – £674 million).

	2023 £ million	2022 £ million
Capital losses – indefinite	**98**	98
Trading losses – indefinite	**24**	25
Trading and capital losses – expiry dates up to 2032	**39**	46
	161	169

Additionally, no deferred tax asset has been recognised in respect of certain temporary differences arising from brand valuations, as the group is not planning to sell those brands thus the benefit from the temporary differences is unlikely to be realised.

(f) Unrecognised deferred tax liabilities

Relevant legislation largely exempts overseas dividends remitted from tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £19.8 billion (2022 – £21.0 billion).

Operating assets and liabilities

Introduction

This section describes the assets used in the group's operations and the liabilities incurred. Liabilities relating to the group's financing activities are included in section 'Risk management and capital structure' and balance sheet information in respect of associates, joint ventures and taxation are covered in section 'Results for the year'. This section also provides detailed disclosures on the group's recent acquisitions and disposals, performance and financial position of its defined benefit post employment plans.

8. Acquisition and sale of businesses and brands and purchase of non-controlling interests

Accounting policies

The consolidated financial statements include the results of the company and its subsidiaries together with the group's attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes.

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration. Among other factors, the group considers the nature of, and compensation for the selling shareholders' continuing employment to determine if any contingent payments are for post-combination employee services, which are excluded from consideration.

On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets and contingent liabilities acquired. Directly attributable acquisition costs in respect of subsidiary companies acquired are recognised in other external charges as incurred.

The non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder's proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.

Transactions with non-controlling interests are recorded directly in retained earnings.

For all entities in which the company directly or indirectly owns equity, a judgement is made to determine whether it controls and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the exposure or rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control, an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive, requires management judgement.

Where less than 50% of the equity of an investee is held, and the group holds significantly more voting rights than any other vote holder or organised group of vote holders, this may be an indicator of de facto control. An assessment is needed to determine all the factors relevant to the relationship with the investee to ascertain whether control has been established and whether the investee should be consolidated as a subsidiary. Where voting power and returns from an investment are split equally between two entities then the arrangement is accounted for as a joint venture.

On an acquisition, fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2023 were as follows:

	Net assets acquired and consideration				
	Don Papa £ million	Other £ million	2023 £ million	2022 £ million	2021 £ million
Brands and other intangibles	**293**	**45**	**338**	120	334
Property, plant and equipment	**1**	**24**	**25**	–	15
Inventories	**6**	**21**	**27**	6	12
Other working capital	**(2)**	**(1)**	**(3)**	3	(3)
Deferred tax	**(67)**	**(4)**	**(71)**	(31)	(15)
Borrowings	**–**	**–**	**–**	–	(8)
(Overdraft)/Cash	**(1)**	**1**	**–**	1	4
Fair value of assets and liabilities	**230**	**86**	**316**	99	339
Goodwill arising on acquisition	**64**	**28**	**92**	70	274
Settlement of pre-existing relationship	**–**	**–**	**–**	(1)	–
Step acquisitions	**–**	**(11)**	**(11)**	(6)	–
Consideration payable	**294**	**103**	**397**	162	613
Satisfied by:					
Cash consideration paid	**(218)**	**(98)**	**(316)**	(88)	(358)
Contingent consideration payable	**(72)**	**(4)**	**(76)**	(70)	(253)
Deferred consideration payable	**(4)**	**(1)**	**(5)**	(4)	(2)
	(294)	**(103)**	**(397)**	(162)	(613)

Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2023 were as follows:

	Consideration		
	2023 £ million	2022 £ million	2021 £ million
Acquisitions in the year - subsidiaries			
Cash consideration paid	**(316)**	(88)	(358)
Cash acquired	**–**	1	4
Prior year acquisitions - subsidiaries			
Contingent consideration paid for Casamigos	**–**	(83)	(89)
Other consideration	**(26)**	(36)	(7)
Investments in associates			
Cash consideration paid	**(14)**	(4)	–
Capital injection	**(79)**	(61)	(38)
Net cash outflow on acquisition of businesses	**(435)**	(271)	(488)
Purchase of shares of non-controlling interests	**(146)**	–	(42)
Total net cash outflow	**(581)**	(271)	(530)

Acquisitions in the year

On 10 March 2023, Diageo completed the acquisition of Kanlaon Limited and Chat Noir Co. Inc., (the owner of Don Papa Rum) to support Diageo's participation in the super-premium dark rum segment for upfront cash consideration of €246 million (£218 million), deferred consideration of €4 million (£4 million) and contingent consideration of up to €178 million (£158 million) through to 2028 subject to certain financial performance targets, reflecting the brand's expected growth potential. The fair value of the contingent consideration of €82 million (£72 million) was estimated by calculating the present value of the future expected cash flows which is dependent on management's estimates in respect of the forecasting of future cash flows and the discount rates applicable to the future cash flows. The goodwill arising on the acquisition of Don Papa Rum represents expected revenue synergies and the acquired workforce. Don Papa Rum contributed £10 million to net sales and £15 million operating loss to the period, out of which £15 million is related to acquisition transaction and integration costs in the year ended 30 June 2023. The fair value measurement of assets and liabilities acquired is in progress. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2024.

Diageo completed further acquisitions in the year ended 30 June 2023: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey in the United States. The aggregate up-front cash consideration paid on completion of these transactions in the year ended 30 June 2023 was £98 million.

Prior year acquisitions

On 31 March 2022, Diageo acquired 100% equity interest in 21Seeds, to support Diageo's participation in the super premium flavoured tequila segment, for a total consideration of £62 million upfront in cash and a contingent consideration of up to £61 million linked to performance targets.

Diageo completed further acquisitions in the year ended 30 June 2022, including (i) on 27 January 2022, the acquisition of Casa UM, to expand Reserve portfolio with premium artisanal mezcal brand, Mezcal Unión and (ii) on 29 June 2022, the acquisition of Vivanda, owner of the technology behind 'What's your Whisky' platform and the Journey of Flavour experience at Johnnie Walker Princes Street, to support Diageo's ambition to provide customised brand experiences across all channels. The aggregate upfront cash consideration paid on completion of these transactions in the year ended 30 June 2022 was £26 million. In addition, these transactions included provision for further contingent consideration of up to £18 million in aggregate, linked to performance targets and a further deferred consideration of £4 million.

On 30 September 2020, Diageo completed the acquisition of Aviation Gin LLC (Aviation Gin) and Davos Brands LLC (Davos Brands) to support Diageo's participation in the super-premium gin segment for a total consideration of $337 million (£263 million) upfront in cash and contingent consideration of up to $275 million (£214 million) linked to performance targets.

Diageo also completed a number of additional acquisitions in the year ended 30 June 2021, comprising: (i) in February 2021, the acquisition of Chase Distillery Limited, to further support Diageo's participation in the premium-plus gin segment in the United Kingdom; (ii) in March 2021, the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand, to improve Diageo's participation in the ready to drink category in the United States; and (iii) in April 2021, the acquisition of Sons of Liberty Spirits Company, to expand Diageo's spirits-based ready to drink portfolio with Loyal 9 Cocktails. The aggregate upfront cash consideration paid on completion of these three transactions in the year ended 30 June 2021 was £95 million. In addition, two of these transactions included provision for further contingent consideration of up to £86 million in aggregate, in each case linked to performance targets, and one of the transactions provided for a further £2 million of deferred consideration, of which £1 million was paid by 30 June 2021.

Purchase of shares of non-controlling interests

On 24 March 2023, Diageo completed the purchase of 14.97% of the share capital of EABL for an aggregate consideration of KES 22,732 million (£142 million) in cash and transaction costs of £4 million. This took Diageo's shareholding in EABL from 50.03% to 65%. EABL was already controlled and therefore consolidated prior to this transaction.

In the year ended 30 June 2021, EABL, a Diageo subsidiary completed the acquisition of 30% of shares in Serengeti Breweries Limited for a consideration of $55 million (£42 million) in cash and £16 million in the form of shareholder loan from two Diageo subsidiaries in 2021, increasing Diageo's effective economic interest from 40.2% to 47.0%.

All transactions were recognised in retained earnings.

(b) Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June 2023 were as follows:

	Guinness Cameroun S.A. £ million	Other £ million	2023 £ million	2022 £ million	2021 £ million
Sale consideration					
Cash received	384	115	499	106	14
(Cash)/overdraft disposed of	(13)	–	(13)	2	–
Transaction and other directly attributable costs paid	(17)	(7)	(24)	(26)	–
Net cash received	354	108	462	82	14
Transaction costs payable	(8)	3	(5)	(16)	1
	346	111	457	66	15
Net assets disposed of					
Goodwill	–	–	–	(14)	–
Property, plant and equipment	(103)	(3)	(106)	(11)	(2)
Assets and liabilities held for sale	–	(79)	(79)	–	–
Inventories	(24)	(4)	(28)	(4)	–
Other working capital	69	–	69	15	1
Other borrowings	2	–	2	1	–
Corporate tax	(3)	–	(3)	(5)	–
Deferred tax	5	–	5	(2)	–
Post employment benefit liabilities	4	–	4	–	–
	(50)	(86)	(136)	(20)	(1)
Impairment charge recognised up until the date of sale	(3)	–	(3)	–	–
Exchange recycled from other comprehensive income	17	1	18	(63)	–
Gain/(loss) on disposal before taxation	310	26	336	(17)	14
Taxation	(42)	13	(29)	(23)	–
Gain/(loss) on disposal after taxation	268	39	307	(40)	14

On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon. The aggregate consideration for the disposal was £384 million, the disposed net asset of £63 million mainly included property, plant and equipment and trade and other payables. The transaction resulted in a non-operating exceptional gain of £310 million. The disposed Cameroon operations contributed net sales of £101 million (2022 - £124 million; 2021 - £113 million), operating profit of £26 million (2022- £27 million; 2021- £22 million) in the year ended 30 June 2023.

On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was £87 million, the disposed net assets included net working capital of £31 million and brands of £22 million, and £16 million goodwill was derecognised. The transaction resulted in a non-operating exceptional gain of £4 million. Popular brands contributed net sales of £34 million (2022- £139 million; 2021 - £148 million), operating profit of £5 million (2022- £26 million; 2021- £30 million) in the year ended 30 June 2023.

On 25 April 2022, Diageo sold its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of £95 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of £63 million recycled to the income statement.

On 10 May 2022, Diageo completed the sale of the Picon brand for an upfront consideration of €117 million (£100 million). The gain of £91 million, net of disposal cost, was recognised as a non-operating item in the income statement.

In the year ended 30 June 2022, ZAR 133 million (£6 million) (2021 - £10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million (£27 million) from which ZAR 378 million (£17 million) was deferred.

Prior year disposals further included the sale of certain USL subsidiaries in the year ended 30 June 2021 for an aggregate consideration of £3 million, which resulted in an exceptional gain of £3 million.

(c) Assets and liabilities held for sale

Assets and liabilities held for sale at 30 June 2022 included Diageo's Windsor business in Korea and the portfolio of Popular brands of USL.

In March 2022, Diageo agreed to sell its Windsor business in Korea to Bayside/Metis Private Equity Consortium. On 27 September 2022, Diageo announced the termination of the conditional agreement. Consequently, the recoverable assets and liabilities attributable to the business were reclassified out of held for sale.

On 27 May 2022, USL reached agreement with Inbrew Beverages Pvt Limited for the sale of Popular brands. On 30 September 2022, Diageo announced the completion of the sale of the selected Popular brands, accordingly the assets and liabilities attributable to the business were disposed from held for sale.

9. Intangible assets

Accounting policies

Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairment losses. Acquired brands and other intangible assets are initially recognised at fair value if they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

Amortisation and impairment of intangible assets is based on their useful economic lives and they are amortised on a straight-line basis and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use) and in case the net carrying value exceeds the recoverable amount an impairment charge is recognised. Amortisation and any impairment write downs are charged to other operating expenses in the income statement.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Critical accounting estimates and judgements

Assessment of the recoverable amount of an intangible asset and the useful economic life of an asset are based on management's estimates.

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. Value in use and fair value less costs of disposal are both considered for these reviews and any impairment charge is based on these. The tests are dependent on management's estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

The below additional considerations have been applied by management regarding the potential financial impacts of increasing inflationary pressures, recently observable worldwide:

- changes in the interest rate environment are taken into consideration when determining the discount rates;
- terminal growth rates do not exceed the long-term annual inflation rate of the country or region, thus excluding any increased inflation growth experienced in the short-term;
- additional sensitivity scenarios are applied for those markets or regions where the inflation and/or the exchange devaluation is considered significant based on management's judgement.

Consideration of climate risk impact

The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2023 – conducted in line with TCFD recommendations ('Transition Scenario' (RCP 2.6), a 'Moderate Warming' Scenario (RCP 4.5) and a 'Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost					
At 30 June 2021	8,458	2,627	1,421	673	13,179
Hyperinflation adjustment in respect of Turkey	315	208	–	1	524
Exchange differences	639	145	194	28	1,006
Additions	109	70	55	67	301
Disposals	(23)	(42)	–	(23)	(88)
Reclassification to asset held for sale	(560)	–	–	(8)	(568)
At 30 June 2022	**8,938**	**3,008**	**1,670**	**738**	**14,354**
Hyperinflation adjustment in respect of Turkey	**81**	**60**	**–**	**–**	**141**
Exchange differences	**(531)**	**(257)**	**(64)**	**(16)**	**(868)**
Additions	**338**	**92**	**13**	**155**	**598**
Disposals	**–**	**–**	**–**	**(26)**	**(26)**
Reclassification from/(to) asset held for sale	**453**	**(29)**	**–**	**–**	**424**
At 30 June 2023	**9,279**	**2,874**	**1,619**	**851**	**14,623**
Amortisation and impairment					
At 30 June 2021	1,097	670	80	568	2,415
Exchange differences	51	60	(1)	25	135
Amortisation for the year	–	–	7	38	45
Impairment	317	19	–	–	336
Disposals	(23)	(28)	–	(20)	(71)
Reclassification to asset held for sale	(400)	–	–	(8)	(408)
At 30 June 2022	**1,042**	**721**	**86**	**603**	**2,452**
Exchange differences	**(96)**	**(61)**	**(1)**	**(15)**	**(173)**
Amortisation for the year	**–**	**–**	**16**	**40**	**56**
Impairment	**498**	**–**	**–**	**–**	**498**
Disposals	**–**	**–**	**–**	**(24)**	**(24)**
Reclassification from/(to) asset held for sale	**315**	**(13)**	**–**	**–**	**302**
At 30 June 2023	**1,759**	**647**	**101**	**604**	**3,111**
Carrying amount					
At 30 June 2023	**7,520**	**2,227**	**1,518**	**247**	**11,512**
At 30 June 2022	7,896	2,287	1,584	135	11,902
At 30 June 2021	7,361	1,957	1,341	105	10,764

(a) Brands

The principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2023 £ million	2022 £ million
Crown Royal whisky	United States	**1,162**	1,210
Captain Morgan rum	Global	**954**	993
Smirnoff vodka	Global	**654**	681
Johnnie Walker whisky	Global	**625**	625
Casamigos tequila	United States	**479**	499
McDowell's No.1 whisky, rum and brandy	India	**308**	778
Don Papa rum	Europe	**282**	–
Yenì raki	Turkey	**249**	294
Shui Jing Fang Chinese white spirit	Greater China	**246**	279
Don Julio tequila	United States	**235**	207
Aviation American gin	United States	**209**	218
Seagram's 7 Crown whiskey	United States	**177**	184
Signature whisky	India	**176**	191
Zacapa rum	Global	**152**	158
Black Dog whisky	India	**149**	162
Antiquity whisky	India	**145**	158
Windsor Premier whisky	Korea	**137**	–
Gordon's gin	Europe	**119**	119
Bell's whisky	Europe	**102**	102
Other brands		**960**	1,038
		7,520	7,896

The brands are protected by trademarks which are renewable indefinitely in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the Directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes and are therefore not amortised.

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2023 £ million	2022 £ million
North America	**767**	773
Europe		
Turkey	**216**	255
Asia Pacific		
Greater China	**124**	141
India	**673**	747
Latin America and Caribbean - Mexico	**161**	142
Other cash-generating units	**286**	229
	2,227	2,287

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo's distribution network to leverage marketing of the acquired products and the extension of the group's portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2023 was £1,428 million (2022 - £1,488 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and the associated property, plant and equipment are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets.

The key assumptions used for the value in use calculations are as follows:

Cash flows

Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:

- Cash flows are projected based on the actual operating results and a three-year strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management's best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. A simple average of these projections serves as the estimation of the recoverable amount of the cash-generating units. Management has no information which would indicate that any of the scenarios are more likely than others;
- The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo's sales, marketing and distribution expertise. These cash flows beyond the five-year period are projected using steady or progressively declining growth rates.

The main exception is India and the USL brands, where the forecast period is extended by an additional one year of detailed forecasts;
- Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

Discount rates

The discount rates used are the weighted average cost of capital which reflect the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates, terminal and long-term growth rates used for impairment testing are as follows:

	2023			2022		
	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %
North America – United States	9	2	4	8	2	4
Europe						
United Kingdom	9	2	5	8	2	4
Turkey	28	16	28	31	15	25
Asia Pacific						
Australia	10	3	5	7	2	5
Korea	11	(2)	4	7	2	5
India	14	4	15	14	4	11
Greater China	11	2	6	7	2	7
Latin America and Caribbean						
Brazil	16	3	6	12	3	6
Mexico	13	3	6	14	3	6
Africa						
Africa Emerging Markets	35	8	18	12	5	11
South Africa	20	5	6	16	–	6
Nigeria	35	5	18	24	12	15

As a result of the impairment review, in the year ended 30 June 2023, an impairment charge of £420 million in respect of the McDowell's brand and £24 million in respect of the Director’s Special brand were recognised in exceptional operating items. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The charge is mainly driven by the adverse inflationary environment and the reduction in forecast cash flow assumptions in Lower Prestige and Popular segments in India. The brand impairment reduced the deferred tax liability by £111 million. The recoverable amount is £379 million in respect of the McDowell's brand and £11 million in respect of the Director’s Special brand cash-generating units.

As a result of the impairment review, in the year ended 30 June 2023, an additional impairment charge of £54 million was recognised in exceptional operating items in respect of some brands where book value was not recoverable. The charge is mainly driven by strategic change in some categories as a result of the challenging operating environment and premiumisation. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by £13 million.

In the year ended 30 June 2022, an impairment charge of £240 million in respect of the McDowell's brand was recognised in exceptional operating items, based on its value in use. The brand impairment reduced the deferred tax liability by £35 million.

Further, in the year ended 30 June 2022, an impairment charge of £77 million in respect of the Bell’s brand was recognised in exceptional operating items, based on its value in use. The impairment reduced the deferred tax liability attributable to the brand by £20 million.

In the year ended 30 June 2022, Diageo decided to wind down its operations in Russia. As a result, an impairment charge of £19 million in respect of the Smirnov goodwill was recognised in exceptional operating items.

The Turkish economy became hyperinflationary for the year ended 30 June 2022, and an impairment charge of TRY 3,760 million (£312 million) on the opening carrying amount of the Turkey cash-generating unit was recognised in retained earnings. From this impairment charge, TRY 1,627 million (£135 million) was directly attributable to the Yenì Raki brand and the remaining TRY 2,133 million (£177 million) impairment charge was recognised on the Turkey goodwill.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2023 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2023 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

			Increase in discount rate		Decrease in terminal growth rate		Decrease in annual growth rate in forecast period 2024-2029		Decrease in cash flows[1]	
	Carrying value of CGU £ million	Headroom £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million
McDowell's	379	–	1ppt	(38)	1ppt	(26)	2ppt	(67)	10 %	(76)

(1) Including reasonably possible changes in productivity saving assumptions.

10. Property, plant and equipment

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are generally depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 40 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

Reviews are carried out if there is an indication that assets may be impaired, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Government grants

Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to, reducing the depreciation expense charged to the income statement.

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost						
At 30 June 2021	2,160	4,714	121	528	659	8,182
Hyperinflation adjustment in respect of Turkey and Venezuela	56	32	2	–	7	97
Exchange differences	107	226	1	11	45	390
Sale of businesses	(4)	(58)	(3)	(19)	(1)	(85)
Additions	230	245	8	41	612	1,136
Disposals	(65)	(122)	(15)	(32)	(3)	(237)
Transfers	177	249	10	13	(449)	–
Reclassification to assets held for sale	(8)	(25)	–	–	–	(33)
At 30 June 2022	**2,653**	**5,261**	**124**	**542**	**870**	**9,450**
Hyperinflation adjustment in respect of Turkey and Venezuela	**5**	**10**	**1**	**–**	**4**	**20**
Exchange differences	**(166)**	**(331)**	**(6)**	**(49)**	**(30)**	**(582)**
Acquisitions	**8**	**14**	**–**	**3**	**–**	**25**
Sale of businesses	**(35)**	**(147)**	**(3)**	**(55)**	**(3)**	**(243)**
Additions	**111**	**214**	**13**	**50**	**832**	**1,220**
Disposals	**(64)**	**(141)**	**(12)**	**(105)**	**(2)**	**(324)**
Transfers	**146**	**238**	**12**	**28**	**(424)**	**–**
Reclassification from assets held for sale	**2**	**–**	**1**	**–**	**–**	**3**
At 30 June 2023	**2,660**	**5,118**	**130**	**414**	**1,247**	**9,569**
Depreciation						
At 30 June 2021	658	2,218	86	371	–	3,333
Exchange differences	31	94	1	9	–	135
Depreciation charge for the year	125	276	14	29	–	444
Exceptional impairment	2	1	–	–	–	3
Sale of businesses	(4)	(50)	(2)	(18)	–	(74)
Disposals	(62)	(113)	(13)	(30)	–	(218)
Transfers	5	4	(9)	–	–	–
Reclassification to assets held for sale	(5)	(16)	–	–	–	(21)
At 30 June 2022	**750**	**2,414**	**77**	**361**	**–**	**3,602**
Exchange differences	**(38)**	**(176)**	**(3)**	**(27)**	**–**	**(244)**
Depreciation charge for the year	**125**	**269**	**13**	**33**	**–**	**440**
Exceptional accelerated depreciation and impairment	**31**	**41**	**–**	**–**	**–**	**72**
Sale of businesses	**(21)**	**(80)**	**(2)**	**(34)**	**–**	**(137)**
Disposals	**(63)**	**(130)**	**(11)**	**(103)**	**–**	**(307)**
Reclassification from assets held for sale	**–**	**–**	**1**	**–**	**–**	**1**
At 30 June 2023	**784**	**2,338**	**75**	**230**	**–**	**3,427**
Carrying amount						
At 30 June 2023	**1,876**	**2,780**	**55**	**184**	**1,247**	**6,142**
At 30 June 2022	1,903	2,847	47	181	870	5,848
At 30 June 2021	1,502	2,496	35	157	659	4,849

The net book value of land and buildings comprises freeholds of £1,481 million (2022 – £1,444 million), long leaseholds of £3 million (2022 – £3 million) and short leaseholds of £389 million (2022 – £410 million). Depreciation was not charged on £141 million (2022 – £114 million) of land.

Property, plant and equipment is net of a government grant of £147 million (2022 – £153 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

11. Biological assets

Accounting policies

Biological assets held by the group consist of agave (Agave Azul Tequilana Weber) plants. The harvested plants are used during the production of tequila.

Biological assets are measured at fair value less costs to sell on initial recognition and at the end of each reporting period based on the present value of future cash flows discounted at an appropriate rate for Mexico.

Agricultural produce is measured at fair value less costs to sell at the point of harvest which is used as the cost of inventory when the harvested agave is transferred.

Changes in biological assets were as follows:

	Biological assets £ million
Fair value	
At 30 June 2021	66
Exchange differences	10
Transferred to inventories	(11)
Fair value change	(5)
Farming cost capitalised	34
At 30 June 2022	**94**
Exchange differences	**15**
Transferred to inventories	**(8)**
Fair value change	**–**
Farming cost capitalised	**55**
At 30 June 2023	**156**

At 30 June 2023, the number of agave plants was approximately 37 million (2022 – 33 million), ranging from new plantations up to seven year-old plants.

12. Leases

Accounting policies

Where the group is the lessee, all leases are recognised on the balance sheet as right-of-use assets and depreciated on a straight-line basis with the charge recognised in cost of sales or in other operating items depending on the nature of the costs. The liability, recognised as part of net borrowings, is measured at a discounted value and any interest is charged to finance charges.

The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of 12 months or less (short term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

(a) Movement in right-of-use assets

The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings £ million	Plant and equipment £ million	Under construction £ million	Total £ million
At 30 June 2021	230	184	29	443
Exchange differences	26	14	–	40
Additions	129	56	–	185
Transfers	29	–	(29)	–
Reclassification to assets held for sale	(1)	(1)	–	(2)
Disposals	(6)	–	–	(6)
Depreciation	(54)	(41)	–	(95)
At 30 June 2022	**353**	**212**	**–**	**565**
Exchange differences	**(3)**	**(23)**	**–**	**(26)**
Additions	**45**	**37**	**–**	**82**
Reclassification from assets held for sale	**1**	**1**	**–**	**2**
Derecognition due to disposal of business	**(1)**	**(1)**	**–**	**(2)**
Depreciation	**(56)**	**(39)**	**–**	**(95)**
At 30 June 2023	**339**	**187**	**–**	**526**

(b) Lease liabilities

	2023 £ million	2022 £ million
Current lease liabilities	**(75)**	(85)
Non-current lease liabilities	**(373)**	(390)
	(448)	(475)

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at £261 million (2022 – £282 million).

(c) Amounts recognised in the consolidated income statement

In the year ended 30 June 2023, other external charges (within other operating items) included £57 million (2022 – £39 million) in respect of leases of low value assets and short term leases and £4 million (2022 – £9 million) in respect of variable lease payments. Refer to note 5 for further information relating to the interest expenses on lease liabilities.

The total cash outflow for leases in the year ended 30 June 2023 was £172 million (2022 – £154 million).

13. Other investments

Accounting policies

Other investments are equity investments that are not classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in the income statement or in other comprehensive income on a case by case basis. Accumulated gains and losses included in other comprehensive income are not recycled to the income statement. Dividends from other investments are recognised in the consolidated income statement.

Loans receivable are non-derivative financial assets that are not classified as equity investments. They are subsequently measured either at amortised cost using the effective interest method less allowance for impairment or at fair value with gains and losses arising from changes in fair value recognised in the income statement or in other comprehensive income that are recycled to the income statement on the de-recognition of the asset. Allowances for expected credit losses are made based on the risk of non-payment taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-months expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

	Loans £ million	Other investments £ million	Total £ million
Cost less allowances or fair value			
At 30 June 2021	10	30	40
Exchange differences	2	1	3
Additions	6	9	15
Repayments and disposals	(1)	(1)	(2)
Fair value adjustment	–	(13)	(13)
Step acquisitions	–	(6)	(6)
Capitalised interest	1	–	1
Transfer	–	(1)	(1)
At 30 June 2022	**18**	**19**	**37**
Exchange differences	**(1)**	**–**	**(1)**
Additions	**20**	**9**	**29**
Repayments and disposals	**(3)**	**–**	**(3)**
Fair value adjustment	**–**	**(4)**	**(4)**
Capitalised interest	**1**	**–**	**1**
Impairment charged during the year	**–**	**(2)**	**(2)**
At 30 June 2023	**35**	**22**	**57**

At 30 June 2023, loans comprise £6 million (2022 – £6 million; 2021 – £3 million) of loans to customers and other third parties, after allowances of £121 million (2022 – £129 million; 2021 – £113 million), and £29 million (2022 – £12 million; 2021 – £7 million) of loans to associates.

14. Post employment benefits

Accounting policies

The group's principal post employment funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/surplus on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans' assets and the present value of the plans' liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of estimate and judgement in relation to various assumptions.

Diageo determines the assumptions on a country by country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events, including the life expectancy of members of the funds, salary and pension increases, future inflation rates, discount rates and employee and pensioner demographics. The application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and the balance sheet. There may be interdependencies between the assumptions.

Where there is an accounting surplus on a defined benefit plan, management judgement is necessary to determine whether the group can obtain economic benefits through a refund of the surplus or by reducing future contributions to the plan.

(a) Post employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. Diageo's most significant plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post employment medical benefits.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees' length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs.

The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom[(1)]	1 April 2021
Ireland[(2)]	31 December 2021
United States	1 January 2022

(1) The Diageo Pension Scheme (DPS, the UK Scheme) closed to new members in November 2005. Employees who joined Diageo in the United Kingdom between November 2005 and January 2018, had been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit plan). Since then, new employees have been eligible to become members of a master trust defined contribution plans.
(2) The Guinness Ireland Group Pension Scheme (GIGPS, the Irish scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a master trust defined contribution plans.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans' beneficiaries. For DPS, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the DPS, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme, Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

The amounts charged to the consolidated income statement and statement of comprehensive income for the group's defined benefit plans for the three years ended 30 June 2023 are as follows:

	2023 £ million	2022 £ million	2021 £ million
Current service cost and administrative expenses	**(76)**	(107)	(105)
Past service (losses)/gains – ordinary activities	**(1)**	34	–
Past service losses – exceptional	**–**	–	(5)
Gains on curtailments and settlements	**2**	34	18
Charge to operating profit	**(75)**	(39)	(92)
Net finance income in respect of post employment plans	**44**	10	5
Charge before taxation[(1)]	**(31)**	(29)	(87)
Actual returns less amounts included in finance income	**(1,435)**	(1,432)	(6)
Experience (losses)/gains	**(226)**	(35)	80
Changes in financial assumptions	**958**	2,133	125
Changes in demographic assumptions	**53**	(40)	(183)
Other comprehensive (loss)/income	**(650)**	626	16
Changes in the surplus restriction	**7**	(11)	–
Total other comprehensive (loss)/income	**(643)**	615	16

(i) The year ended 30 June 2022 includes settlement gains of £27 million in respect of the Enhanced Transfer Values (ETV) exercise carried out in the Irish Schemes and past service gains of £28 million as a result of the changes of the benefits in the Irish Scheme. In the year ended 30 June 2021, the exceptional past service loss of £5 million is in respect of the equalisation of Guaranteed Minimum Pension (GMP) benefits for men and women.
(1) The (charge)/income before taxation is in respect of the following countries:

	2023 £ million	2022 £ million	2021 £ million
United Kingdom	**15**	(27)	(46)
Ireland	**1**	45	4
United States	**(32)**	(31)	(28)
Other	**(15)**	(16)	(17)
	(31)	(29)	(87)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group's defined contribution plans were £44 million (2022 – £33 million; 2021 – £25 million).

The movements in the net surplus for the two years ended 30 June 2023 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net surplus £ million
At 30 June 2021	9,892	(9,445)	447
Exchange differences	93	(100)	(7)
Income/(charge) before taxation	176	(205)	(29)
Other comprehensive (loss)/income[(1)]	(1,432)	2,058	626
Contributions by the group	128	–	128
Settlements paid[(2)]	(52)	52	–
Employee contributions	5	(5)	–
Benefits paid	(411)	411	–
At 30 June 2022	**8,399**	**(7,234)**	**1,165**
Exchange differences	**(49)**	**55**	**6**
Disposals	**–**	**4**	**4**
Income/(charge) before taxation	**298**	**(329)**	**(31)**
Other comprehensive (loss)/income[(1)]	**(1,435)**	**785**	**(650)**
Contributions by the group	**100**	**–**	**100**
Employee contributions	**5**	**(5)**	**–**
Benefits paid	**(472)**	**472**	**–**
At 30 June 2023	**6,846**	**(6,252)**	**594**

(1) Excludes surplus restriction.
(2) Includes settlement payment of £52 million on ETV exercise in Ireland.

The plan assets and liabilities by type of post employment benefit and country are as follows:

	2023		2022	
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions				
United Kingdom	**4,578**	**(4,041)**	6,041	(4,897)
Ireland	**1,588**	**(1,310)**	1,645	(1,409)
United States	**441**	**(411)**	453	(408)
Other	**180**	**(194)**	191	(212)
Post employment medical	**2**	**(227)**	2	(225)
Other post employment	**57**	**(69)**	67	(83)
	6,846	**(6,252)**	8,399	(7,234)

The balance sheet analysis of the post employment plans is as follows:

	2023		2022	
	Non-current assets[(1)] £ million	Non-current liabilities £ million	Non-current assets[(1)] £ million	Non-current liabilities £ million
Funded plans	**960**	**(132)**	1,553	(144)
Unfunded plans	**–**	**(241)**	–	(258)
	960	**(373)**	1,553	(402)

(1) Includes surplus restriction of £7 million (2022 – £14 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June 2023, the DPS had a net surplus of £589 million (2022 – £1,174 million; 2021 – £840 million) and the GIGPS had a net surplus of £260 million (2022 a surplus of £221 million; 2021 a deficit of £79 million) and other schemes in a surplus totalled of £111 million (2022 – £158 million; 2021 – £178 million). Both of these surpluses have been recognised, with no provision made against them, as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member's obligations have been met.

(b) Principal risks and assumptions

The material post employment plans are not exposed to any unusual, entity-specific or scheme-specific risks but there are general risks:

Inflation – The majority of the plans' obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by the plans holding inflation linked gilts, swaps and caps against the level of inflationary increases.

Interest rate – The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post employment plans.

Mortality – The majority of the obligations are to provide benefits for the life of the members and their partners, so any increase in life expectancy will result in an increase in the plans' liabilities.

Asset returns – Assets held by the pension plans are invested in a diversified portfolio of equities, bonds and other assets. Volatility in asset values will lead to movements in the net deficit/surplus reported in the consolidated balance sheet for post employment plans which in addition will also impact the post employment expense in the consolidated income statement.

The following weighted average assumptions were used to determine the group's deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States[(1)]		
	2023 %	2022 %	2021 %	**2023 %**	2022 %	2021 %	**2023 %**	2022 %	2021 %
Rate of general increase in salaries[(2)]	**3.7**	3.6	3.4	**3.9**	3.8	3.0	**–**	–	–
Rate of increase to pensions in payment	**2.9**	2.9	3.1	**2.3**	2.2	1.7	**–**	–	–
Rate of increase to deferred pensions	**2.7**	2.6	2.5	**2.4**	2.3	1.6	**–**	–	–
Discount rate for plan liabilities	**5.2**	3.8	1.9	**3.6**	3.2	1.0	**4.9**	4.4	2.7
Inflation – CPI	**2.7**	2.6	2.5	**2.5**	2.4	1.6	**2.2**	2.3	2.3
Inflation - RPI	**3.2**	3.1	3.0	**–**	–	–	**–**	–	–

(1) The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members' pension entitlement is dependent on a member's projected final salary.
(2) The salary increase assumptions include an allowance for age-related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom[(1)]			Ireland[(2)]			United States		
	2023 Age	2022 Age	2021 Age	**2023 Age**	2022 Age	2021 Age	**2023 Age**	2022 Age	2021 Age
Retiring currently at age 65									
Male	**86.8**	87.1	87.2	**87.2**	87.7	86.9	**85.6**	85.5	85.4
Female	**88.4**	88.7	88.7	**89.6**	90.0	89.3	**87.2**	87.2	87.1
Currently aged 45, retiring at age 65									
Male	**88.1**	88.5	88.6	**88.8**	89.3	88.6	**87.1**	87.0	86.9
Female	**90.4**	90.7	90.8	**91.3**	91.7	91.1	**88.7**	88.6	88.5

(1) Based on the CMI's S3 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(2) Based on the CMI's S3 mortality tables with scaling factors based on the experience of the plan, with suitable future improvements.

For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ending 30 June 2024 and on the plan liabilities at 30 June 2023:

	United Kingdom			Ireland			United States		
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	**Plan liabilities[(1)] £ million**	Operating profit £ million	Profit after taxation £ million	**Plan liabilities[(1)] £ million**	Operating profit £ million	Profit after taxation £ million	**Plan liabilities[(1)] £ million**
Effect of 0.5% increase in discount rate	2	15	**259**	1	5	**85**	2	2	**22**
Effect of 0.5% decrease in discount rate	(2)	(14)	**(267)**	(1)	(4)	**(95)**	(2)	(2)	**(24)**
Effect of 0.5% increase in inflation	(1)	(8)	**(156)**	–	(2)	**(49)**	–	(1)	**(9)**
Effect of 0.5% decrease in inflation	2	8	**173**	–	2	**50**	–	1	**8**
Effect of one year increase in life expectancy	–	(6)	**(131)**	–	(2)	**(55)**	–	(1)	**(15)**

(1) The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.
(i) The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation linked assumptions (e.g. pension increases and salary increases where appropriate).

(c) Investment and hedging strategy

The investment strategy for the group's funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to bonds, in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2023, approximately 97% and 98% (2022 - 100% and 103%) of the UK plans' liabilities measured on the Trustee's funding basis (gilts+50bp) were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2023, approximately 92% and 112% (2022 - 70% and 76%) of the Irish plans' liabilities measured on the Trustee's funding basis (euro-swaps+50bp) were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps.

The discount rates used are based on the yields of high-quality fixed income investments. For the UK plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

An analysis of the fair value of the plan assets is as follows:

	2023								
	United Kingdom £ million		Ireland £ million		United States and other £ million		Total £ million		
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	12	916	–	291	64	98	76	1,305	1,381
Bonds									
Fixed-interest government	18	24	–	6	48	8	66	38	104
Inflation-linked government	–	–	–	96	2	2	2	98	100
Investment grade corporate	–	29	–	328	21	227	21	584	605
Non-investment grade	22	289	6	186	2	133	30	608	638
Loan securities	13	526	–	84	–	–	13	610	623
Repurchase agreements	2,351	826	–	–	–	–	2,351	826	3,177
Liability Driven Investment (LDI)	–	–	–	81	–	–	–	81	81
Property	29	462	–	62	–	1	29	525	554
Hedge funds	–	–	–	12	–	5	–	17	17
Interest rate and inflation swaps	–	(971)	102	(18)	–	–	102	(989)	(887)
Cash and other	46	(14)	5	347	–	69	51	402	453
Total bid value of assets	2,491	2,087	113	1,475	137	543	2,741	4,105	6,846

	2022								
	United Kingdom £ million		Ireland £ million		United States and other £ million		Total £ million		
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	23	1,218	–	319	70	105	93	1,642	1,735
Bonds									
Fixed-interest government	2	86	–	30	49	152	51	268	319
Inflation-linked government	–	–	–	199	1	1	1	200	201
Investment grade corporate	–	68	–	388	25	222	25	678	703
Non-investment grade	44	557	2	200	1	1	47	758	805
Loan securities	11	1,271	–	98	–	–	11	1,369	1,380
Repurchase agreements	2,400	(215)	–	–	–	–	2,400	(215)	2,185
Liability Driven Investment (LDI)	–	119	–	46	–	–	–	165	165
Property	28	716	–	74	–	1	28	791	819
Hedge funds	–	107	–	92	–	5	–	204	204
Interest rate and inflation swaps	–	(900)	–	37	–	–	–	(863)	(863)
Cash and other	24	481	7	154	–	80	31	715	746
Total bid value of assets	2,532	3,508	9	1,637	146	567	2,687	5,712	8,399

(i) The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2024 are estimated to be approximately £75 million ($95 million).

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011, the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2023 held inventory with a book value of £732 million (2022 – £561 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, there were no contributions to the DPS in the years ended 30 June 2023 and 30 June 2022.

In 2030, the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million in cash, to purchase the UK Scheme's interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees. During the year ended 30 June 2023, following a remeasurement of the Diageo Lifestyle Plan, Diageo made a £16 million one-off deficit contribution to satisfy minimum funding requirement.

Irish plans

The 31 December 2021 triennial actuarial valuation of the Guinness Ireland Group Pension Scheme was completed during the year ended 30 June 2023 showing the Scheme is fully funded on the Trustee's ongoing funding basis and the statutory minimum funding standard basis. Given the fully funded position, no deficit contributions were payable in the year ended 30 June 2023 and the Trustee agreed to the company's request to terminate the contingent arrangements comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£171 million). The company has agreed with the Trustee conditional contributions of up to €35 million (£30 million) by 31 December 2024, €39 million (£33 million) by 31 December 2027 and €39 million (£33 million) by 31 December 2030 if a deficit is identified at those valuations.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States	
	2023 £ million	2022 £ million	**2023 £ million**	2022 £ million	**2023 £ million**	2022 £ million
Maturity analysis of benefits expected to be paid						
Within one year	**303**	295	**73**	70	**57**	58
Between 1 to 5 years	**1,090**	1,082	**367**	353	**174**	187
Between 6 to 15 years	**2,439**	2,556	**727**	704	**331**	310
Between 16 to 25 years	**2,244**	2,252	**645**	634	**206**	183
Beyond 25 years	**2,664**	2,787	**747**	768	**187**	174
Total	**8,740**	8,972	**2,559**	2,529	**955**	912
	years	years	**years**	years	**years**	years
Average duration of the defined benefit obligation	**14**	15	**14**	15	**9**	9

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised on the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits to be accrued subsequently.

(f) Related party disclosures

Information on transactions between the group and its pension plans is given in note 21.

15. Working capital

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated at the weighted average cost incurred in acquiring inventories. Maturing inventories and raw materials which are retained for more than one year are classified as current assets, as they are expected to be realised in the normal operating cycle.

Trade and other receivables are initially recognised at fair value less transaction costs and subsequently carried at amortised cost less any allowance for discounts and doubtful debts. Trade receivables arise from contracts with customers, and are recognised when performance obligations are satisfied, and the consideration due is unconditional as only the passage of time is required before the payment is received. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk.

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs. Contingent considerations recognised in business combinations are subsequently measured at fair value through income statement. The group evaluates supplier arrangements against a number of indicators to assess if the liability has the characteristics of a trade payable or should be classified as borrowings. This assessment considers the commercial purpose of the facility, whether payment terms are similar to customary payment terms, whether the group is legally discharged from its obligation towards suppliers before the end of the original payment term, and the group's involvement in agreeing terms between banks and suppliers.

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(a) Inventories

	2023 £ million	2022 £ million
Raw materials and consumables	543	489
Work in progress	132	86
Maturing inventories	5,794	5,229
Finished goods and goods for resale	1,192	1,290
	7,661	7,094

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2023 £ million	2022 £ million
Raw materials and consumables	23	15
Maturing inventories	4,063	3,713
	4,086	3,728

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2023 £ million	2022 £ million	2021 £ million
Balance at beginning of the year	94	96	98
Exchange differences	(27)	6	(8)
Income statement charge	55	6	20
Utilised	(19)	(13)	(14)
Sale of businesses	(1)	(1)	–
	102	94	96

(b) Trade and other receivables

	2023		2022	
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,011	–	2,155	–
Interest receivable	12	–	18	–
VAT recoverable and other prepaid taxes	271	15	290	15
Other receivables	163	13	158	13
Prepayments	229	3	290	9
Accrued income	34	–	22	–
	2,720	31	2,933	37

At 30 June 2023, approximately 26%, 14% and 11% of the group's trade receivables of £2,011 million are due from counterparties based in the United States, United Kingdom and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.

The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2023 £ million	2022 £ million
Not overdue	1,967	2,114
Overdue 1 - 30 days	25	19
Overdue 31 - 60 days	7	8
Overdue 61 - 90 days	3	5
Overdue 91 - 180 days	6	5
Overdue more than 180 days	3	4
	2,011	2,155

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2023 £ million	2022 £ million	2021 £ million
Balance at beginning of the year	118	112	160
Exchange differences	(12)	6	(13)
Income statement (release)/charge	(3)	21	(15)
Written off	(14)	(21)	(20)
	89	118	112

(c) Trade and other payables

	2023		2022	
	Current liabilities £ million	**Non-current liabilities £ million**	Current liabilities £ million	Non-current liabilities £ million
Trade payables	**2,659**	**–**	2,705	–
Interest payable	**237**	**–**	143	–
Tax and social security excluding income tax	**632**	**–**	696	–
Other payables	**432**	**368**	600	380
Accruals	**1,229**	**–**	1,635	–
Deferred income	**73**	**–**	90	–
Dividend payable to non-controlling interests	**38**	**–**	18	–
	5,300	**368**	5,887	380

Interest payable at 30 June 2023 includes interest on non-derivative financial instruments of £217 million (2022 – £141 million). Accruals at 30 June 2023 include £561 million (2022 – £613 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is £90 million (2022 – £72 million). Non-current liabilities include the net present value of contingent consideration in respect of prior acquisitions of £293 million (2022 – £353 million). For further information on contingent consideration, please refer to note 16 (g).

Together with the group's partner banks, supply chain financing (SCF) facilities are provided to suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. Payment terms continue to be agreed directly between the group and suppliers, independently from the availability of SCF facilities. Liabilities are settled in accordance with the original due date of invoices. The group does not incur any fees or receive any rebates where the suppliers choose to utilise these facilities. The group has determined that it is appropriate to present amounts outstanding subject to SCF arrangements as trade payables. Consistent with this classification, cash flows are presented either as operating cash flows or cash flows from investing activities, when related to the acquisition of non-current assets. At 30 June 2023, the amount that has been subject to SCF and accounted for as trade payables was £727 million (2022 – £789 million).

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2022	**178**	**239**	**417**
Exchange differences	**(1)**	**(26)**	**(27)**
Disposal of businesses	**–**	**(2)**	**(2)**
Provisions charged during the year	**–**	**31**	**31**
Provisions utilised during the year	**(14)**	**(61)**	**(75)**
Transfers from other payables	**–**	**12**	**12**
Unwinding of discounts	**5**	**1**	**6**
At 30 June 2023	**168**	**194**	**362**
Current liabilities	**13**	**106**	**119**
Non-current liabilities	**155**	**88**	**243**
	168	**194**	**362**

Provisions have been established in respect of the discounted value of the group's commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.

The largest item in other provisions at 30 June 2023 is £51 million (2022 – £49 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group.

Risk management and capital structure

Introduction
This section sets out the policies and procedures applied to manage the group's capital structure and the financial risks the group is exposed to. Diageo considers the following components of its balance sheet to be capital: borrowings and equity. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels.

16. Financial instruments and risk management

Accounting policies

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.

The group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through income statement and financial assets at fair value through other comprehensive income.

The accounting policies for other investments and loans are described in note 13, for trade and other receivables and payables in note 15 and for cash and cash equivalents in note 17.

Financial assets and liabilities at fair value through income statement include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income, the group does not apply the fair value option.

Derivative financial instruments are carried at fair value using a discounted cash flow model based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. Financial liabilities in respect of the Zacapa acquisition are recognised at fair value.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), commodity price risk of highly probable forecast transactions, as well as the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The designated portion of the hedging instruments is included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing. Methods used for testing effectiveness include dollar offset, critical terms, regression analysis and hypothetical models.

Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship no longer meets hedge accounting criteria, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, the commodity price risk of highly probable future transactions, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency, commodity or interest exposure affects the income statement.

Net investment hedges take the form of either foreign currency borrowings or derivatives. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign currency contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement.

The group's funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group's treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and monitored by the Finance Committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2023 and 30 June 2022, gains and losses on these transactions were not material. The group does not use derivatives for

speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

The Finance Committee receives a quarterly report on the key activities of the treasury department, however any exposures which differ from the defined benchmarks are reported as they arise.

(a) Currency risk

The group presents its consolidated financial statements in sterling and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group's transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk, the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis.

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2023, the group's intention was to maintain total net investment Value at Risk to total net asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

At 30 June 2023, foreign currency borrowings designated in net investment hedge relationships amounted to £10,627 million (2022 – £8,742 million), including financial derivatives.

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group's policy is to hedge forecast transactional foreign currency risk on major currency pair exposures up to 24 months, targeting 75% coverage for the current financial year, and on other currency exposures up to 18 months. The group's exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group's net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2023 the group's policy was to maintain fixed rate borrowings within a band of 40% to 90% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group's existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The interest rate profile of the group's net borrowings is as follows:

	2023		2022	
	£ million	**%**	£ million	%
Fixed rate	**11,961**	**77**	11,070	78
Floating rate[(1)]	**3,225**	**21**	2,612	19
Impact of financial derivatives and fair value adjustments	**(93)**	**(1)**	(20)	–
Lease liabilities	**448**	**3**	475	3
Net borrowings	**15,541**	**100**	14,137	100

(1) The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate		
2023 £ million	2022 £ million	2021 £ million	**2023 %**	2022 %	2021 %
15,244	12,692	12,702	**3.9**	2.7	2.7

(i) For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

IBOR reform

In accordance with the UK Financial Conduct Authority's announcement on 5 March 2021, LIBOR benchmark rates were discontinued after 31 December 2021, except for the majority of the US dollar settings which are discontinued from 30 June 2023. There have been amendments to the contractual terms of IBOR-referenced interest rates and the corresponding update of the hedge designations. By 30 June 2022, changes required to systems and processes in relation to the fair valuation of financial instruments were implemented and the transition had no material tax or accounting implications. The group also evaluated the implications of the reference rate changes in relation to other valuation models and credit risk, and concluded that they were not material.

In line with the relief provided by the amendment, the group assumes that the interest rate benchmark on which the cash flows of the hedged item, the hedging instrument or the hedged risk are based are not altered by the IBOR reform. The derivative hedging instruments provide a close approximation to the extent and nature of the risk exposure the group manages through hedging relationships.

Included in floating rate net borrowings are interest rate swaps designated in fair value hedges, with a notional amount of £2,063 million (2022 – £2,893 million) whose interest rates are based on USD LIBOR. In preparation for the discontinuation of USD LIBOR, the group have amended these agreements to reference the Secured Overnight Financing Rate (SOFR) resulting in economically equivalent trades upon transition. The floating legs of the transitioned trades will become SOFR based subsequent to the last USD LIBOR based interest payments.

(c) Commodity price risk

Commodity price risk is managed in line with the principles approved by the Board either through long-term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arising from commodity exposures below 75 bps of forecast gross profit in any given financial year. Where derivative contracts are used, the commodity price risk exposure is hedged up to 24 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards and swaps) and cash flow hedge accounting is applied.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable for each class of financial instruments on the consolidated balance sheet at these dates with all other variables remaining constant. The sensitivity analysis excludes the impact of market risk on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. The results of the sensitivity analysis should not be considered as projections of likely future events, gains or losses as actual results in the future may differ materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)[1] [2]	
	2023 £ million	2022 £ million	**2023 £ million**	2022 £ million
0.5% decrease in interest rates	**16**	13	**36**	31
0.5% increase in interest rates	**(16)**	(13)	**(35)**	(30)
10% weakening of sterling	**(45)**	(33)	**(1,336)**	(1,125)
10% strengthening of sterling	**36**	28	**1,093**	922

(1) The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(2) The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

(e) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises on cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions.

The carrying amount of financial assets of £4,637 million (2022 – £5,445 million) represents the group's exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.

Credit risk is managed separately for financial and business related credit exposures.

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the Board. Counterparties are predominantly limited to investment grade banks and financial institutions, and policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group's policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The Board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency, interest rate and commodity price risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves. Diageo annually reviews the credit limits applied and regularly monitors the counterparties' credit quality reflecting market credit conditions.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2023, the collateral held under these agreements amounted to $(19) million (£(15) million) (2022 – $23 million (£19 million)).

Business related credit risk

Exposures from loan, trade and other receivables are managed locally in the operating units where they arise and active risk management is applied, focusing on country risk, credit limits, ongoing credit evaluation and monitoring procedures. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers which are internationally dispersed.

(f) Liquidity risk

Liquidity risk is the risk of Diageo encountering difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short-term commercial paper to finance its day-to-day operations. The group's policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, the group's policy is to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group's financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are calculated at a floating rate, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at the respective year ends. The gross cash flows of cross currency swaps are presented for the purposes of this table. All other derivative contracts are presented on a net basis. Financial assets and liabilities are presented gross in the consolidated balance sheet although, in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2023						
Borrowings[1]	**(1,707)**	**(3,615)**	**(2,980)**	**(8,652)**	**(16,954)**	**(16,502)**
Interest on borrowings[1][2]	**(541)**	**(750)**	**(623)**	**(1,503)**	**(3,417)**	**(217)**
Lease capital repayments	**(75)**	**(104)**	**(69)**	**(200)**	**(448)**	**(448)**
Lease future interest payments	**(18)**	**(28)**	**(19)**	**(37)**	**(102)**	**–**
Trade and other financial liabilities[3]	**(4,417)**	**(231)**	**(122)**	**(96)**	**(4,866)**	**(4,782)**
Non-derivative financial liabilities	**(6,758)**	**(4,728)**	**(3,813)**	**(10,488)**	**(25,787)**	**(21,949)**
Cross currency swaps (gross)						
Receivable	**43**	**87**	**87**	**1,341**	**1,558**	
Payable	**(28)**	**(56)**	**(56)**	**(930)**	**(1,070)**	
Other derivative instruments (net)	**19**	**(88)**	**(79)**	**(54)**	**(202)**	
Derivative instruments[2]	**34**	**(57)**	**(48)**	**357**	**286**	**134**
2022						
Borrowings[1]	(1,524)	(2,842)	(2,738)	(9,276)	(16,380)	(16,020)
Interest on borrowings[1][2]	(427)	(626)	(560)	(1,622)	(3,235)	(141)
Lease capital repayments	(85)	(107)	(61)	(222)	(475)	(475)
Lease future interest payments	(13)	(20)	(16)	(44)	(93)	–
Trade and other financial liabilities[3]	(4,765)	(123)	(142)	(126)	(5,156)	(5,145)
Non-derivative financial liabilities	(6,814)	(3,718)	(3,517)	(11,290)	(25,339)	(21,781)
Cross currency swaps (gross)						
Receivable	851	90	90	1,442	2,473	
Payable	(783)	(56)	(56)	(958)	(1,853)	
Other derivative instruments (net)	(86)	(123)	(78)	(65)	(352)	
Derivative instruments[2]	(18)	(89)	(44)	419	268	22

(1) For the purpose of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 17.
(2) Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 15.
(3) Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

The group had available undrawn committed bank facilities as follows:

	2023 £ million	2022 £ million
Expiring within one year	**99**	793
Expiring between one and two years	**496**	103
Expiring after two years	**2,083**	1,893
	2,678	2,789

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes.

There are no financial covenants on the group's material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest charges). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout each of the years presented.

(g) Fair value measurements

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2023, an amount of £218 million (30 June 2022 – £216 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2023, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The

option is sensitive to reasonably possible changes in assumptions; if the option were to be exercised as at 30 June 2025, the fair value of the liability would increase by approximately £30 million.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £422 million, which are expected to be paid over the next eight years. Contingent considerations linked to certain volume targets at 30 June 2023 included £113 million in respect of the acquisition of Aviation Gin and Davos Brands (2022 – £157 million), £59 million in respect of the acquisition of 21Seeds (2022 – £59 million) and £18 million in respect of the acquisition of Lone River Ranch Water (2022 – £57 million). Contingent consideration of £70 million in respect of the acquisition of Don Papa Rum (2022 – £nil) is linked to certain financial performance targets. Contingent considerations are fair valued based on discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately £30 million and £50 million, respectively, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately £25 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2023.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	2023 £ million	2022 £ million
Derivative assets	**594**	480
Derivative liabilities	**(440)**	(456)
Valuation techniques based on observable market input (Level 2)	**154**	24
Financial assets - other	**192**	184
Financial liabilities - other	**(529)**	(587)
Valuation techniques based on unobservable market input (Level 3)	**(337)**	(403)

In the years ended 30 June 2023 and 30 June 2022, the increase in financial assets - other of £8 million (2022 – £46 million) is principally in respect of acquisitions.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability 2023 £ million	Contingent consideration recognised on acquisition of businesses 2023 £ million	Zacapa financial liability 2022 £ million	Contingent consideration recognised on acquisition of businesses 2022 £ million
At the beginning of the year	**(216)**	**(371)**	(149)	(429)
Net (losses)/gains included in the income statement	**(8)**	**117**	(20)	62
Net gains/(losses) included in exchange in other comprehensive income	**9**	**11**	(26)	(39)
Net losses included in retained earnings	**(16)**	**–**	(34)	–
Acquisitions	**–**	**(76)**	–	(70)
Settlement of liabilities	**13**	**8**	13	105
At the end of the year	**(218)**	**(311)**	(216)	(371)

(h) Results of hedge relationships

The group targets a one-to-one hedge ratio. The strength of the economic relationship between the hedged items and the hedging instruments is analysed on an ongoing basis. Ineffectiveness can arise from subsequent change in the forecast transactions as a result of differences in timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned. The change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.

The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates[1]
2023			
Net investment hedges			
Derivatives in net investment hedges of foreign operations	**637**	**July 2023**	**US dollar 1.27**
Cash flow hedges			
Derivatives in cash flow hedge (foreign currency debt)	**873**	**September 2036 - April 2043**	**US dollar 1.60 - 1.88**
Derivatives in cash flow hedge (foreign currency risk)	**1,734**	**September 2023 - December 2024**	**US dollar 1.05 - 1.33, Mexican peso 14.76 - 18.38**
Derivatives in cash flow hedge (commodity price risk)	**217**	**July 2023 - September 2024**	**Feed Wheat: 183.75 - 240.00 USD/Bu LME Aluminium: 2,248 - 3,399 USD/Mt**
Fair value hedges			
Derivatives in fair value hedge (interest rate risk)	**3,999**	**September 2023 - April 2030**	**(0.01) - 3.09%**
2022			
Net investment hedges			
Derivatives in net investment hedges of foreign operations	11	July 2022	Turkish lira 22.27
Cash flow hedges			
Derivatives in cash flow hedge (foreign currency debt)	1,694	April 2023 - April 2043	US dollar 1.22 - 1.88
Derivatives in cash flow hedge (foreign currency risk)	1,874	September 2022 - June 2024	US dollar 1.22 - 1.42, euro 1.13 - 1.17
Derivatives in cash flow hedge (commodity price risk)	234	July 2022 - March 2024	Natural Gas: 1.67 - 3.57 GBP/therm(ec) LME Aluminium: 2,009 - 3,399 USD/Mt
Fair value hedges			
Derivatives in fair value hedge (interest rate risk)	4,444	September 2022 - April 2030	(0.01) - 3.09%

(1) In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract's hedged rates are presented.

For hedges of the cash flow risk from a change in forward exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2036 and 2043. Exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

In respect of cash flow hedging instruments, a gain of £247 million (2022 – £124 million gain; 2021 – £157 million loss) was recognised in other comprehensive income due to changes in fair value. A gain of £13 million was transferred out of other comprehensive income to other operating expenses and a loss of £54 million to other finance charges, respectively, (2022 – a loss of £42 million and a gain of £239 million; 2021 – a loss of £10 million and a loss of £175 million) to offset the foreign exchange impact on the underlying transactions. A gain of £33 million (2022 – £46 million gain, 2021 – £2 million gain) was transferred out of other comprehensive income to operating profit in relation to commodity hedges. The carrying amount of hedged items recognised in the consolidated balance sheet in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2023 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2023 was £873 million (2022 – £1,694 million).

For cash flow hedges of forecast transactions at 30 June 2023, based on year end interest and exchange rates, a gain to the income statement of £143 million in the year ending 30 June 2024 and a gain of £20 million in the year ending 30 June 2025 is expected to be recognised.

In respect of hedges of foreign currency borrowings that are no longer applicable at 30 June 2023, a loss of £18 million (2022 – a loss of £19 million) was reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2023.

The £3,999 million (2022 – £4,444 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2023 and the carrying amount of hedged items are included within borrowings in the consolidated balance sheet.

For fair value hedges that are no longer applicable, the accumulated fair value changes shown on the consolidated balance sheet at 30 June 2023 was £nil (2022 – £1 million).

The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

	At the beginning of the year £ million	Consolidated Income statement £ million	Consolidated statement of comprehensive income £ million	Other £ million	At the end of the year £ million
2023					
Net investment hedges					
Derivatives in net investment hedges of foreign operations	**(1)**	**–**	**–**	**1**	**–**
Cash flow hedges					
Derivatives in cash flow hedge (foreign currency debt)	**367**	**(54)**	**60**	**(25)**	**348**
Derivatives in cash flow hedge (foreign currency risk)	**(77)**	**(17)**	**260**	**17**	**183**
Derivatives in cash flow hedge (commodity price risk)	**50**	**33**	**(89)**	**(19)**	**(25)**
Fair value hedges					
Derivatives in fair value hedge (interest rate risk)	**(283)**	**(94)**	**–**	**–**	**(377)**
Fair value hedge hedged item	**276**	**96**	**–**	**–**	**372**
Instruments in fair value hedge relationship	**(7)**	**2**	**–**	**–**	**(5)**
2022					
Net investment hedges					
Derivatives in net investment hedges of foreign operations	–	–	5	(6)	(1)
Cash flow hedges					
Derivatives in cash flow hedge (foreign currency debt)	154	239	(6)	(20)	367
Derivatives in cash flow hedge (foreign currency risk)	53	(11)	(130)	11	(77)
Derivatives in cash flow hedge (commodity price risk)	16	46	32	(44)	50
Fair value hedges					
Derivatives in fair value hedge (interest rate risk)	63	(346)	–	–	(283)
Fair value hedge hedged item	(65)	341	–	–	276
Instruments in fair value hedge relationship	(2)	(5)	–	–	(7)

(i) Reconciliation of financial instruments

The table below sets out the group's accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2023							
Other investments and loans[1]	**192**	**–**	**31**	**2**	**225**	**–**	**225**
Trade and other receivables	**–**	**–**	**2,234**	**517**	**2,751**	**2,720**	**31**
Cash and cash equivalents	**–**	**–**	**1,439**	**–**	**1,439**	**1,439**	**–**
Derivatives in cash flow hedge (foreign currency debt)	**348**	**–**	**–**	**–**	**348**	**–**	**348**
Derivatives in cash flow hedge (foreign currency risk)	**192**	**–**	**–**	**–**	**192**	**147**	**45**
Derivatives in cash flow hedge (commodity price risk)	**2**	**–**	**–**	**–**	**2**	**2**	**–**
Other instruments	**198**	**–**	**–**	**–**	**198**	**198**	**–**
Leases	**–**	**–**	**1**	**–**	**1**	**–**	**1**
Total other financial assets	**740**	**–**	**1**	**–**	**741**	**347**	**394**
Total financial assets	**932**	**–**	**3,705**	**519**	**5,156**	**4,506**	**650**
Borrowings[2]	**–**	**–**	**(16,502)**	**–**	**(16,502)**	**(1,701)**	**(14,801)**
Trade and other payables	**(311)**	**–**	**(4,472)**	**(885)**	**(5,668)**	**(5,300)**	**(368)**
Derivatives in fair value hedge (interest rate risk)	**(377)**	**–**	**–**	**–**	**(377)**	**(6)**	**(371)**
Derivatives in cash flow hedge (foreign currency risk)	**(9)**	**–**	**–**	**–**	**(9)**	**(7)**	**(2)**
Derivatives in cash flow hedge (commodity price risk)	**(27)**	**–**	**–**	**–**	**(27)**	**(26)**	**(1)**
Other instruments	**(245)**	**–**	**–**	**–**	**(245)**	**(245)**	**–**
Leases	**–**	**–**	**(448)**	**–**	**(448)**	**(75)**	**(373)**
Total other financial liabilities	**(658)**	**–**	**(448)**	**–**	**(1,106)**	**(359)**	**(747)**
Total financial liabilities	**(969)**	**–**	**(21,422)**	**(885)**	**(23,276)**	**(7,360)**	**(15,916)**
Total net financial (liabilities)/assets	**(37)**	**–**	**(17,717)**	**(366)**	**(18,120)**	**(2,854)**	**(15,266)**
2022							
Other investments and loans[1]	180	4	15	1	200	–	200
Trade and other receivables	–	–	2,365	605	2,970	2,933	37
Cash and cash equivalents	–	–	2,285	–	2,285	2,285	–
Derivatives in fair value hedge (interest rate risk)	1	–	–	–	1	–	1
Derivatives in cash flow hedge (foreign currency debt)	367	–	–	–	367	43	324
Derivatives in cash flow hedge (foreign currency risk)	32	–	–	–	32	15	17
Derivatives in cash flow hedge (commodity price risk)	57	–	–	–	57	57	–
Other instruments	136	–	–	–	136	136	–
Leases	–	–	3	–	3	–	3
Total other financial assets	593	–	3	–	596	251	345
Total financial assets	773	4	4,668	606	6,051	5,469	582
Borrowings[2]	–	–	(16,020)	–	(16,020)	(1,522)	(14,498)
Trade and other payables	(371)	–	(4,774)	(1,122)	(6,267)	(5,887)	(380)
Derivatives in fair value hedge (interest rate risk)	(284)	–	–	–	(284)	(1)	(283)
Derivatives in cash flow hedge (foreign currency risk)	(109)	–	–	–	(109)	(81)	(28)
Derivatives in cash flow hedge (commodity price risk)	(7)	–	–	–	(7)	(5)	(2)
Derivatives in net investment hedge	(1)	–	–	–	(1)	(1)	–
Other instruments	(271)	–	(117)	–	(388)	(388)	–
Leases	–	–	(475)	–	(475)	(85)	(390)
Total other financial liabilities	(672)	–	(592)	–	(1,264)	(561)	(703)
Total financial liabilities	(1,043)	–	(21,386)	(1,122)	(23,551)	(7,970)	(15,581)
Total net financial (liabilities)/assets	(270)	4	(16,718)	(516)	(17,500)	(2,501)	(14,999)

(1) Other investments and loans are including those in respect of associates.
(2) Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.

At 30 June 2023 and 30 June 2022, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values. At 30 June 2023, the fair value of borrowings, based on unadjusted quoted market data, was £15,641 million (2022 - £15,628 million).

(j) Capital management

The group's management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo's leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2023, the adjusted net borrowings (£15,914 million) to adjusted EBITDA ratio was 2.6 times. For this calculation, net borrowings are adjusted by post employment benefit liabilities before tax (£373 million) whilst adjusted EBITDA (£6,120 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

17. Net borrowings

Accounting policies

Borrowings are initially recognised at fair value net of transaction costs and are subsequently reported at amortised cost. Certain bonds are designated in fair value hedge relationship. In these cases, the amortised cost is adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data.

Bank overdrafts form an integral part of the group's cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows.

Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less, including money market deposits, commercial paper and investments.

Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

	2023 £ million	2022 £ million
Bank overdrafts	36	74
Commercial paper	198	–
Bank and other loans	121	105
Credit support obligations	15	(19)
$300 million 8% bonds due 2022[1]	–	248
$1,350 million 2.625% bonds due 2023[2]	–	1,115
€600 million 0.125% bonds due 2023	513	–
$500 million 3.5% bonds due 2023[2]	397	–
€500 million 0.5% bonds due 2024	427	–
Fair value adjustment to borrowings	(6)	(1)
Borrowings due within one year	**1,701**	1,522
€600 million 0.125% bonds due 2023	–	516
$500 million 3.5% bonds due 2023[2]	–	413
€500 million 0.5% bonds due 2024	–	430
$600 million 2.125% bonds due 2024[2]	476	495
€500 million 1.75% bonds due 2024	427	430
$500 million 5.2% bonds due 2025[2]	396	–
$750 million 1.375% bonds due 2025[2]	594	618
€600 million 1% bonds due 2025	511	515
€ 500 million 3.5% bonds due 2025	427	–
€850 million 2.375% bonds due 2026	725	731
£500 million 1.75% bonds due 2026	497	498
$750 million 5.3% bonds due 2027[2]	593	–
€750 million 1.875% bonds due 2027	638	643
€500 million 1.5% bonds due 2027	426	430
€700 million 0.125% bonds due 2028	595	600
$500 million 3.875% bonds due 2028[2]	395	411
£300 million 2.375% bonds due 2028	298	298
$1,000 million 2.375% bonds due 2029[2]	787	819
£300 million 2.875% bonds due 2029	299	298
€750 million 1.15% bonds due 2029	640	645
$1,000 million 2% bonds due 2030[2]	789	821
€1,000 million 2.5% bonds due 2032	850	856
$750 million 2.125% bonds due 2032[2]	590	614
£400 million 1.25% bonds due 2033	396	395
$750 million 5.5% bonds due 2033[2]	590	–
€900 million 1.15% bonds due 2034	764	770
$400 million 7.45% bonds due 2035[1]	317	331
$600 million 5.875% bonds due 2036[2]	472	491
£600 million 2.75% bonds due 2038	595	595
$500 million 4.25% bonds due 2042[1]	393	409
$500 million 3.875% bonds due 2043[2]	391	407
Bank and other loans	296	293
Fair value adjustment to borrowings	(366)	(274)
Borrowings due after one year	**14,801**	14,498
Total borrowings before derivative financial instruments	16,502	16,020
Fair value of cross currency interest rate swaps	(348)	(367)
Fair value of foreign currency swaps and forwards	1	11
Fair value of interest rate hedging instruments	377	283
Lease liabilities	448	475
Gross borrowings	**16,980**	16,422
Less: Cash and cash equivalents	(1,439)	(2,285)
Net borrowings	**15,541**	14,137

(1) SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(2) SEC-registered debt issued on an unsecured basis by Diageo Capital plc, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.

(i) The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 16).
(ii) Bonds are stated net of unamortised finance costs of £81 million (2022 – £85 million).
(iii) All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group's 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc and no other subsidiary of Diageo plc guarantees such securities.

Gross borrowings before derivative financial instruments are expected to mature as follows:

	2023 £ million	2022 £ million
Within one year	**1,701**	1,522
Between one and three years	**3,522**	2,817
Between three and five years	**2,874**	2,625
Beyond five years	**8,405**	9,056
	16,502	16,020

During the year, the following bonds were issued and repaid:

	2023 £ million	2022 £ million	2021 £ million
Issued			
€ denominated	**441**	1,371	636
£ denominated	**–**	892	395
$ denominated	**1,788**	–	–
Repaid			
€ denominated	**–**	(769)	(696)
$ denominated	**(1,340)**	(752)	(551)
	889	742	(216)

(a) Reconciliation of movement in net borrowings

	2023 £ million	2022 £ million
At beginning of the year	**14,137**	12,109
Net decrease in cash and cash equivalents before exchange	**581**	665
Net increase in bonds and other borrowings[1]	**950**	825
Increase in net borrowings from cash flows	**1,531**	1,490
Exchange differences on net borrowings	**(159)**	334
Other non-cash items[2]	**32**	204
Net borrowings at end of the year	**15,541**	14,137

(1) In the year ended 30 June 2023, net increase in bonds and other borrowings excludes £2 million cash outflow in respect of derivatives designated in forward point hedges (2022 – £4 million).
(2) In the year ended 30 June 2023, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps of £(34) million and lease liabilities of £(82) million, partially offset by the £84 million fair value change of borrowings. In the year ended 30 June 2022, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps of £(346) million and lease liabilities of £(183) million, partially offset by the £331 million fair value change of borrowings.

(b) Analysis of net borrowings by currency

	2023		2022	
	Cash and cash equivalents £ million	Gross borrowings[1] £ million	Cash and cash equivalents £ million	Gross borrowings[1] £ million
US dollar	**542**	**(5,751)**	1,315	(3,260)
Euro[2]	**48**	**(3,864)**	61	(2,943)
Sterling	**46**	**(6,227)**	67	(9,214)
Indian rupee	**123**	**(31)**	26	(74)
Mexican peso	**25**	**(286)**	14	(264)
Hungarian forint	**3**	**(261)**	2	(214)
Kenyan shilling	**28**	**(253)**	53	(254)
Chinese yuan	**199**	**(63)**	290	(75)
Nigerian naira	**83**	**–**	133	–
Other[2]	**342**	**(244)**	324	(124)
Total	**1,439**	**(16,980)**	2,285	(16,422)

(1) Includes foreign currency forwards and swaps and leases.
(2) Includes £21 million (Euro) cash and cash equivalents in cash-pooling arrangements (2022 – £23 million (Turkish lira and Euro)).

18. Equity

Accounting policies

Own shares represent shares and share options of Diageo plc that are held in treasury or by employee share trusts for the purpose of fulfilling obligations in respect of various employee share plans or were acquired as part of a share buyback programme. Own shares are treated as a deduction from equity until the shares are cancelled, reissued or disposed of and when vest are transferred from own shares to retained earnings at their weighted average cost.

Share-based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on Monte Carlo and Black Scholes models and is charged to the income statement over the vesting period. For equity settled shares, the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Dividends are recognised in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of $28\frac{101}{108}$ pence each

	Number of shares million	Nominal value £ million
At 30 June 2023	**2,460**	**712**
At 30 June 2022	2,498	723
At 30 June 2021	2,559	741

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2020	93	(1,022)	(929)
Other comprehensive income/(loss)	20	(672)	(652)
At 30 June 2021	113	(1,694)	(1,581)
Other comprehensive (loss)/income	(87)	622	535
At 30 June 2022	**26**	**(1,072)**	**(1,046)**
Other comprehensive income/(loss)	**216**	**(540)**	**(324)**
At 30 June 2023	**242**	**(1,612)**	**(1,370)**

Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a £20 million credit (2022 – £22 million credit, 2021 – £22 million credit) to the hedging reserve.

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2020	227	1,936
Share trust arrangements	(1)	(11)
Shares used to satisfy options	(3)	(48)
Shares purchased - share buyback programme	3	109
Shares cancelled	(3)	(109)
At 30 June 2021	223	1,877
Share trust arrangements	(2)	(23)
Shares used to satisfy options	(2)	(16)
Shares purchased - share buyback programme	61	2,284
Shares cancelled	(61)	(2,284)
At 30 June 2022	**219**	**1,838**
Share trust arrangements	**(1)**	**(12)**
Shares used to satisfy options	**(2)**	**(12)**
Shares purchased - share buyback programme	**38**	**1,381**
Shares cancelled	**(38)**	**(1,381)**
At 30 June 2023	**216**	**1,814**

Share trust arrangements

At 30 June 2023, the employee share trusts owned 3 million of ordinary shares in Diageo plc (the company) at a cost of £52 million and market value of £101 million (2022 – 2 million shares at a cost of £25 million, market value £63 million; 2021 – 2 million shares at a cost of £47 million, market value £74 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 6 October 2022 to purchase a maximum of 227,870,414 ordinary shares at a minimum price of $28^{101}/108$ pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 5 January 2024, if earlier.

Diageo completed a total of £1.4 billion return of capital for the year ended 30 June 2023, which included £0.9 billion related to the successful completion of Diageo's previous share buyback programme in which £4.5 billion of capital was returned to shareholders finalised in February 2023, and returned an additional £0.5 billion of capital to shareholders which was announced as a new share buyback programme on 16 February 2023 and completed on 2 June 2023.

During the year ended 30 June 2023, the group purchased 38 million ordinary shares (2022 – 61 million; 2021 – 3 million), representing approximately 1.5% of the issued ordinary share capital (2022 – 2.4%; 2021 – 0.1%) at an average price of 3616 pence per share, and an aggregate cost of £1,381 million (including £13 million of transaction costs) (2022 – 3709 pence per share, and an aggregate cost of £2,284 million, including £16 million of transaction costs; 2021 – 3407 pence per share, and an aggregate cost of £109 million, including £1 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2023 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
July 2022	1,660,507	1,660,507	3567	177,756,956
August 2022	1,646,883	1,646,883	3820	176,110,073
September 2022	2,273,226	2,273,226	3744	173,836,847
1-6 October 2022	131,864	131,864	3702	173,704,983
7-31 October 2022 (1)	–	–	–	227,870,414
November 2022	4,497,414	4,497,414	3679	223,373,000
December 2022	4,571,923	4,571,923	3710	218,801,077
January 2023	7,989,915	7,989,915	3558	210,811,162
February 2023	1,718,877	1,718,877	3577	209,092,285
March 2023	4,353,777	4,353,777	3541	204,738,508
April 2023	2,883,950	2,883,950	3672	201,854,558
May 2023	5,196,558	5,196,558	3534	196,658,000
June 2023	410,562	410,562	3348	196,247,438
Total	**37,335,456**	**37,335,456**	**3617**	**196,247,438**

(1) New maximum number of purchasable shares was authorised by shareholders at the AGM held on 6 October 2022.

(d) Dividends

	2023 £ million	2022 £ million	2021 £ million
Amounts recognised as distributions to equity shareholders in the year			
Final dividend for the year ended 30 June 2022 46.82 pence per share (2021 – 44.59 pence; 2020 – 42.47 pence)	**1,066**	1,040	992
Interim dividend for the year ended 30 June 2023 30.83 pence per share (2022 – 29.36 pence; 2021 – 27.96 pence)	**696**	680	654
	1,762	1,720	1,646

The proposed final dividend of £1,113 million (49.17 pence per share) for the year ended 30 June 2023 was approved by a duly authorised committee of the Board of Directors on 31 July 2023. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

(e) Non-controlling interests

Diageo consolidates USL, a company incorporated in India, with a 42.79% non-controlling interest, Sichuan Shuijingfang Company Limited, a company incorporated in China, with a 36.83% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands.

Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2023			2022	2021
	USL £ million	Others £ million	Total £ million	Total £ million	Total £ million
Income statement					
Sales	2,713	2,628	5,341	5,797	5,140
Net sales	1,087	2,051	3,138	3,055	2,553
(Loss)/profit for the year(1)	(215)	289	74	227	298
Other comprehensive (loss)/income(2)	(133)	(154)	(287)	333	(434)
Total comprehensive (loss)/income	(348)	135	(213)	560	(136)
Attributable to non-controlling interests	(149)	33	(116)	259	(35)
Balance sheet					
Non-current assets(3)	1,074	3,175	4,249	5,017	4,669
Current assets	790	1,049	1,839	2,002	1,492
Non-current liabilities	(151)	(1,164)	(1,315)	(1,499)	(1,356)
Current liabilities	(384)	(1,035)	(1,419)	(1,646)	(1,335)
Net assets	1,329	2,025	3,354	3,874	3,470
Attributable to non-controlling interests	568	902	1,470	1,716	1,534
Cash flow					
Net cash inflow from operating activities	120	383	503	690	661
Net cash inflow/(outflow) from investing activities	34	(231)	(197)	(289)	(137)
Net cash outflow from financing activities	(48)	(93)	(141)	(322)	(371)
Net increase in cash and cash equivalents	106	59	165	79	153
Exchange differences	(7)	(77)	(84)	52	(19)
Dividends payable to non-controlling interests	–	(97)	(97)	(72)	(72)

(1) (Loss)/profit for the year includes exceptional operating expenses attributable to non-controlling interests.
(2) Other comprehensive (loss)/income is principally in respect of exchange on translating the subsidiaries to sterling.
(3) Non-current assets include the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2023 was £1,428 million (2022 – £1,488 million; 2021 – £1,295 million).
(i) On 31 December 2022, USL completed the merger with its subsidiary, Pioneer Distilleries Limited (PDL) 75% owned by USL. Under the terms, PDL's minority shareholders received additional shares in USL in exchange for their 25% interest in PDL and non-controlling interest increased from 42.73% to 42.79%.
(ii) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of EABL. This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2023 is as follows:

	2023 £ million	2022 £ million	2021 £ million
Executive share award plans	41	51	41
Executive share option plans	4	4	4
Savings plans	4	4	4
	49	59	49

Executive share awards have been made primarily under the Diageo 2014 Long Term Incentive Plan (DLTIP) from September 2014 onwards and delivered in conditional awards in the form of performance shares, performance share options, time-vesting restricted stock units (RSUs) and/or time-vesting share options (or cash-based equivalents in certain locations for regulatory reasons). Share options are granted at the market value at the time of grant. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). In the case of Executive Directors, conditional awards of time-vesting RSUs or forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period. The DLTIP plan rules will be presented for renewal at the AGM in September 2023 and any future awards made post approval will be made under the new plan rules.

Share awards normally vest and are released on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded under DLTIP for a further two-year post-vesting holding period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company's ADRs (one ADR is equivalent to four ordinary shares).

Performance shares under the DLTIP (for awards in 2020 and thereafter) are subject to the achievement of three performance measures: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) environmental, social and governance (ESG) priorities, weighted 40%, 40% and 20% of the maximum respectively, as set out in the Directors' remuneration report. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance measures: 1) a comparison of Diageo's three-year TSR with a peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee.

The vesting range is 20% for Executive Directors and 25% for other participants for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance measures is not permitted.

For performance shares under the DLTIP, dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends are normally paid out in the form of shares.

Savings plans are provided in the form of a savings-related share option plan. For UK employees, awards were made under the Diageo 2010 Sharesave plan (for options granted up until 2020) and the Diageo 2020 Sharesave plan (for options granted from 2021).

For Republic of Ireland (ROI) based employees, awards were made under the Diageo 2009 Irish Sharesave Scheme (for options granted up until 2019) and the Diageo 2019 Irish Sharesave Scheme (for options granted in 2020). These are HMRC and Irish Revenue approved all-employee savings plans.

For ROI employees, grants from 2021 and 2022 were made under the Diageo 2020 Sharesave plan which is not an approved plan in the Republic of Ireland. These plans are made available to UK and ROI employees who are employed on the annual results announcement date. Participants can save monthly, with deductions taken directly from net pay, for a period of 3 or 5 years. In return, employees are granted the option to buy Diageo shares using the savings accrued at the end of the relevant savings period and at a 20% discounted option price, which is set at the time of grant. Provided participants fulfil the terms set out within the relevant UK or ROI tax approved scheme rules, any gains from the option exercise are free from UK or ROI income tax. For the ROI Sharesave awards granted in 2021 and 2022, as these are not made under a Revenue tax approved plan, the gains from the option exercise are subject to ROI income tax.

For US employees, the awards are made under the Diageo plc 2017 United States Employee Stock Purchase Plan. Employees agree to make regular monthly savings for a period of one year and acquire American Depositary Receipts (ADRs) at 15% discounted price (which is set at the time of grant) using their contributions at the end of the plan cycle. They receive the benefit of tax relief if certain conditions are satisfied.

For the three years ended 30 June 2023, the calculation of the fair value of each share award used the Monte Carlo and Black Scholes pricing model and the following assumptions:

	2023	2022	2021
Risk free interest rate	**3.1%**	0.4%	(0.1%)
Expected life of the awards	**35 months**	40 months	36 months
Dividend yield	**2.0%**	2.1%	2.7%
Weighted average share price	**3758 p**	3545 p	2557 p
Weighted average fair value of awards granted in the year	**1992 p**	2729 p	2107 p
Number of awards granted in the year	**1.7 million**	2.1 million	2.1 million
Fair value of all awards granted in the year	**£34 million**	£57 million	£45 million

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2023 were as follows:

	2023 million	2022 million	2021 million
Number of awards outstanding at 1 July	**5.2**	5.3	5.6
Granted	**1.7**	2.1	2.1
Awarded	**(1.1)**	(1.1)	(1.2)
Forfeited	**(0.9)**	(1.1)	(1.2)
Number of awards outstanding at 30 June	**4.9**	5.2	5.3

The exercise price of share options outstanding at 30 June 2023 was in the range of 1709 pence - 3864 pence (2022 – 1704 pence - 4024 pence; 2021 – 1232 pence - 3483 pence).

At 30 June 2023, 2.5 million share options were exercisable at a weighted average exercise price of 2443 pence. Weighted average remaining contractual life of share options was five years at 30 June 2023.

Other financial statements disclosures

Introduction
This section includes additional financial information that are either required by the relevant accounting standards or management considers these to be material information for shareholders.

19. Contingent liabilities and legal proceedings

Accounting policies
Provision is made for the anticipated settlement costs of legal or other disputes against the group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, appropriate disclosure is made but no provision created.

Critical accounting judgements and estimates

Judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated. The group may be involved in legal proceedings in respect of which it is not possible to make a reliable estimate of any expected settlement. In such cases, appropriate disclosure is provided but no provision is made and no contingent liability is quantified.

(a) Guarantees and related matters
As of 30 June 2023, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2023, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£60 million) to Dr Mallya over a five-year period of which $40 million (£32 million) was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£112 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million (£32 million) paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£113 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the

relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million (£107 million) plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) are pending. In light of the uncertainty posed by the ongoing bankruptcy proceedings, the trial of Diageo's claim was initially relisted to take place in February 2024. However, Dr Mallya's appeal against his bankruptcy and the banks' cross appeal will not now be heard until April 2024, and thus the trial of Diageo's claim has been deferred from February 2024 until after those appeals have been determined.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parities identified pursuant to the Additional Inquiry.

Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL

In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo's appeal on 26 July 2023. Accordingly, SEBI's order dated 26 June 2019 stands quashed. Under applicable law, SEBI is entitled to file an appeal against SAT's order before the Supreme Court of India. Therefore, pending any appeal which may be filed by SEBI, there can be no certainty as to its outcome or the timeframe within which any such appeal would be concluded.

(e) USL's dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£60 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£4 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million (£4 million) remains recoverable from IDBI.

(f) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which tax audits can take several years to resolve. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities. Where the potential tax exposures are known to us and have not been assessed, the group considers disclosure of such matters taking into account their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately £616 million for Brazil and up to approximately £90 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2023 is £116 million (corporate tax payments of £104 million and indirect tax payments of £12 million).

(g) Other disputes

On 31 May 2023, a complaint against Diageo North America, Inc (DNA) was filed in the Supreme Court of New York by Combs Wine and Spirits LLC (an entity associated with Mr Sean Combs) alleging, inter alia, breach of contract in respect of a joint venture agreement related to DeLeón tequila. DNA has also served notice of material breaches and termination to Mr Combs and his relevant associated entities of certain agreements related to services provided by Mr Combs and these entities in respect of Cîroc, and notice of material breaches and an intent to arbitrate in respect of the DeLeón joint venture agreement. Diageo categorically denies the allegations that have been made by Mr Combs and his associated parties in the complaint and will defend itself vigorously. Diageo will refrain from making any further disclosures given the inherent uncertainties of these matters and the prejudicial nature any such disclosures may have on the potential outcomes related thereto or other associated matters.

(h) Other

The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

20. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £599 million (2022 – £399 million; 2021 – £263 million).

(b) Other commitments

The future minimum lease rentals payable in the year ended 30 June 2023 for short-term leases and leases of low-value assets are estimated at £36 million (2022 – £13 million; 2021 – £11 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2023, are estimated at £11 million (2022 – £11 million; 2021 – £132 million).

21. Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm's length transactions.

(a) Subsidiaries

Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given in note 22.

(b) Associates and joint ventures

Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services.

Transactions and balances with associates and joint ventures are set out in the table below:

	2023 £ million	2022 £ million	2021 £ million
Income statement items			
Sales	**10**	11	8
Purchases	**13**	31	23
Balance sheet items			
Group payables	**2**	2	5
Group receivables	**1**	2	1
Loans payable	**–**	–	9
Loans receivable	**197**	175	108
Cash flow items			
Loans and equity contributions, net	**93**	66	38

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under 'Board of Directors and Company Secretary' and 'Executive Committee'.

	2023 £ million	2022 £ million	2021 £ million
Salaries and short-term employee benefits	**11**	10	9
Annual incentive plan	**6**	13	13
Non-Executive Directors' fees	**1**	1	1
Share-based payments[1]	**12**	19	12
Post employment benefits	**2**	2	1
Termination benefits	**–**	–	2
	32	45	38

(1) Time-apportioned fair value of unvested options and share awards.

Non-Executive Directors do not receive share-based payments or post employment benefits.

There were no transactions with these related parties during the year ended 30 June 2023 on terms other than those that prevail in arm's length transactions.

(d) Pension plans

In October 2022, Diageo plc provided an interim credit facility to Diageo Pension Trust Limited, consisting of £850 million for the Diageo Pension Scheme, to support temporary liquidity challenges until 29 December 2022. In December 2022, the maturity date was extended to 29 June 2023. The facility amount was reduced on 22 May 2023 to £350 million and on 14 June 2023 the maturity date was extended to 11 October 2023. The facility was subsequently cancelled on 25 July 2023.

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £0.1 million (2022 - £0.1 million; 2021 - £0.1 million).

(e) Directors' remuneration

	2023 £ million	2022 £ million	2021 £ million
Salaries and short-term employee benefits	**3**	3	2
Annual incentive plan	**2**	4	4
Non-Executive Directors' fees	**1**	1	1
Share option exercises[1]	**–**	4	–
Shares vesting[1]	**4**	3	1
Post employment benefits	**1**	–	–
	11	15	8

(1) Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

22. Principal group companies

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned[1]	Business description
Subsidiaries				
Diageo Ireland Unlimited Company	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited[2]	India	India	55.88%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc[3]	Scotland	United Kingdom	100%	Financing company for the group
Diageo Capital B.V.[3]	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance plc[3]	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks
Associates				
Moët Hennessy, SAS[4]	France	France	34%	Production, marketing and distribution of premium drinks

(1) All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2) Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(3) Directly owned by Diageo plc.
(4) French limited liability company.

23. Post balance sheet events

Starting 1 July 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

Diageo will propose adopting new Articles of Association (New Articles) at the AGM to be held on 28 September 2023 which reflects the change in the functional currency of Diageo plc and presentation currency of the group from sterling to US dollar. The New Articles shall, among other things, empower the Board to declare and/or pay dividends in any currency or currencies and enable the Board to make provisions for shareholders to receive dividends in a different currency to the currency in which dividends were declared. Subject to the approval of the New Articles by shareholders at the AGM and commencing with the interim dividend that is expected to be declared in January 2024, Diageo's future dividends will be declared in US dollar. Holders of ordinary shares will continue to receive their dividends in sterling but will have the option to elect to receive it in US dollar. Holders of ADRs will continue to receive dividends in US dollar.

On 31 July 2023, the Board approved plans for a further return of capital programme of $1.0 billion to shareholders.

Company balance sheet of Diageo plc

		30 June 2023		30 June 2022	
	Notes	£ million	£ million	£ million	£ million
Non-current assets					
Investments in subsidiary undertakings	3	**61,564**		61,561	
Other financial assets	4	**670**		536	
Post employment benefit assets	6	**591**		1,210	
			62,825		63,307
Current assets					
Amounts owed by group undertakings	4	**1,130**		2,879	
Trade and other receivables	4	**28**		7	
Other financial assets	4	**2**		96	
Cash and cash equivalents		**1**		16	
			1,161		2,998
Total assets			**63,986**		66,305
Current liabilities					
Amounts owed to group undertakings	4	**(3)**		(48)	
Other financial liabilities	4	**(2)**		(164)	
Trade and other payables	4	**(59)**		(37)	
Provisions	7	**(12)**		(11)	
			(76)		(260)
Non-current liabilities					
Amounts owed to group undertakings	4	**(8,234)**		(9,385)	
Other financial liabilities	4	**(612)**		(536)	
Provisions	7	**(149)**		(158)	
Deferred tax liabilities	5	**(92)**		(243)	
Post employment benefit liabilities	6	**(54)**		(66)	
			(9,141)		(10,388)
Total liabilities			**(9,217)**		(10,648)
Net assets			**54,769**		55,657
Equity					
Share capital (2023 – 2,460 million shares (2022 – 2,498 million shares) of 28 $^{101}/_{108}$ pence each)	9	**712**		723	
Share premium		**1,351**		1,351	
Merger reserve	9	**9,161**		9,161	
Capital redemption reserve		**3,231**		3,220	
			14,455		14,455
Retained earnings:					
At beginning of year		**41,202**		43,780	
Profit for the year		**2,543**		1,026	
Other changes in retained earnings		**(3,431)**		(3,604)	
			40,314		41,202
Total equity			**54,769**		55,657

The accompanying notes are an integral part of these parent company financial statements.

These financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on 31 July 2023 and were signed on its behalf by Debra Crew and Lavanya Chandrashekar, Directors.

Company registration number: 23307

Statement of changes in equity for Diageo plc

	Share capital	Share premium	Merger reserve	Capital redemption reserve	Retained earnings/(deficit) Own shares	Retained earnings/(deficit) Other reserve	Retained earnings/(deficit) Total	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2021	741	1,351	9,161	3,202	(1,877)	45,657	43,780	58,235
Profit for the year	–	–	–	–	–	1,026	1,026	1,026
Other comprehensive income	–	–	–	–	–	275	275	275
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**1,301**	**1,301**	**1,301**
Employee share schemes	–	–	–	–	39	50	89	89
Share-based incentive plans	–	–	–	–	–	59	59	59
Tax on share-based incentive plans	–	–	–	–	–	1	1	1
Unclaimed dividend	–	–	–	–	–	2	2	2
Share buyback programme	(18)	–	–	18	–	(2,310)	(2,310)	(2,310)
Dividend declared for the year	–	–	–	–	–	(1,720)	(1,720)	(1,720)
At 30 June 2022	**723**	**1,351**	**9,161**	**3,220**	**(1,838)**	**43,040**	**41,202**	**55,657**
Profit for the year	**–**	**–**	**–**	**–**	**–**	**2,543**	**2,543**	**2,543**
Other comprehensive loss	**–**	**–**	**–**	**–**	**–**	**(503)**	**(503)**	**(503)**
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**2,040**	**2,040**	**2,040**
Employee share schemes	**–**	**–**	**–**	**–**	**24**	**24**	**48**	**48**
Share-based incentive plans	**–**	**–**	**–**	**–**	**–**	**49**	**49**	**49**
Tax on share-based incentive plans	**–**	**–**	**–**	**–**	**–**	**1**	**1**	**1**
Unclaimed dividend	**–**	**–**	**–**	**–**	**–**	**1**	**1**	**1**
Share buyback programme	**(11)**	**–**	**–**	**11**	**–**	**(1,265)**	**(1,265)**	**(1,265)**
Dividend declared for the year	**–**	**–**	**–**	**–**	**–**	**(1,762)**	**(1,762)**	**(1,762)**
At 30 June 2023	**712**	**1,351**	**9,161**	**3,231**	**(1,814)**	**42,128**	**40,314**	**54,769**

The accompanying notes are an integral part of these parent company financial statements.

Notes to the company financial statements of Diageo plc

1. Accounting policies of the company

Basis of preparation

The financial statements of Diageo plc (the company) are prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101).

In preparing these financial statements, the company applies the recognition, measurement, and disclosure requirements of International Financial Reporting Standards as adopted by the UK (IFRS), but makes amendments where necessary in order to comply with the Companies Act 2006 and has excluded certain information as permitted by FRS 101.

The financial statements are prepared on a going concern basis under the historical cost convention, except for certain financial instruments and post employment benefits which are measured and stated at their fair value.

By virtue of section 408 of the Companies Act 2006, the company is exempt from presenting an income statement and disclosing employee numbers and staff costs. The company has taken advantage of the exemption under FRS 101 from preparing a cash flow statement and related notes, disclosures in respect of transactions and the capital management of wholly owned subsidiaries, the effects of new but not yet effective IFRSs and disclosures in respect of the compensation of key management personnel. As the consolidated financial statements of Diageo plc include equivalent disclosures, the company has also utilised exemptions available under FRS 101 from disclosing IFRS 2 Share-based Payment in respect of group settled share-based payments, disclosures required by IFRS 7 Financial Instruments Disclosures and by IFRS 13 Fair Value Measurement.

Investments in subsidiaries

Investments in subsidiaries are stated at historical cost less impairment provisions for any permanent decrease in value. The carrying amounts of the company's investments are reviewed at each reporting date to determine whether there is an indication of impairment. If such an indication exists, then the asset's recoverable amount is estimated. Losses are recognised in the statement of comprehensive income and reflected in an allowance against the carrying value. Where an event results in the asset's recoverable amount being higher than the previously impaired carrying value, the original impairment may be reversed through the statement of comprehensive income in subsequent periods.

Dividends

Dividends payable and dividends receivable are recognised in the financial statements in the year in which they are approved.

Share-based payments – employee benefits

The company's accounting policy for share-based payments is the same as set out in note 18 to the consolidated financial statements. Where the company grants options over its own shares to the employees of its subsidiaries, it generally recharges the cost to the relevant group company. Where the amount is not recharged, the value of the options is recognised as a capital contribution to the subsidiaries and increases the cost of investment.

Pensions and other post employment benefits

The company's accounting policy for post employment benefits is the same as set out in note 14 to the consolidated financial statements. The company acts as sponsor of all UK post employment plans for the benefit of employees and former employees throughout the group. There is no contractual agreement or stated policy for charging the net defined benefit costs for the plan measured in accordance with FRS 101, to other group companies whose employees participate in these group wide plans. However, recharges to other group companies are made on a funding basis and are credited against post employment service costs to the extent they are in respect of current service. The fair value of the plans' assets less the present value of the plans' liabilities are disclosed as a net asset or net liability on the company's balance sheet as it is deemed to be the legal sponsor of these plans. The net income charge/credit reflects the change in the defined benefit obligation, resulting from service in the current year, benefit changes, curtailments and settlements. Past service costs are recognised in income. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of the plan assets and is included in the income statement. Any differences due to changes in assumptions or experience are recognised in other comprehensive income.

Provisions

The company's accounting policy for provisions is the same as set out in note 15 to the consolidated financial statements.

Taxation

The company's accounting policy for taxation is the same as set out in note 7 to the consolidated financial statements.

Financial assets and liabilities

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the company assesses whether there is evidence of impairment at each balance sheet date. The company classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through income statement and financial assets at fair value through other comprehensive income. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value, the company does not apply the fair value option.

Amounts owed by group undertakings are initially measured at fair value and are subsequently reported at amortised cost. Non-interest bearing trade receivables are stated at their nominal value as they are due on demand. Allowances for expected credit losses are made based on the risk of non-payment, taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-month expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty. Expected credit loss is immaterial for amounts owed by group undertakings.

Amounts owed to group undertakings are initially measured at fair value and are subsequently reported at amortised cost. Non-interest bearing trade payables are stated at their nominal value as they are due on demand. For a number of loans owed to other group companies, the company has a contractual right to defer payment by one year and one day and therefore these amounts are disclosed as non-current liabilities.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values. These liabilities are subsequently measured at the higher of the amount determined under IAS 37 and the amount initially recognised (fair value) less where appropriate, cumulative amortisation of the initial amount recognised.

Judgements in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of estimates and judgements, are the same as those disclosed in note 1 to the consolidated financial statements in respect of taxation, post employment benefits, contingent liabilities and legal proceedings.

A critical accounting estimate, specific to the company is the assessment of the recoverable amount of the investments in subsidiaries. Impairment reviews are carried out to ensure that the value of the investments in subsidiaries are not carried at above their recoverable amounts. The tests are dependent on management's estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and expected growth rates. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Additional estimates have been applied by management regarding the potential financial impacts of increasing inflationary pressures. Details are set out in note 9 to the consolidated financial statements.

2. Income statement

Note 3 to the consolidated financial statements provides details of the remuneration of the company's auditor for the group.

Information on Directors' emoluments, share and other interests, transactions and pension entitlements is included in the Directors' remuneration report in this Annual Report.

3. Investments in subsidiary undertakings

Cost	£ million
At 30 June 2022	**72,701**
Additions	**3**
At 30 June 2023	**72,704**
Provision	
At 30 June 2022	**(11,140)**
Increase in the year	**–**
At 30 June 2023	**(11,140)**
Carrying amount	
At 30 June 2023	**61,564**
At 30 June 2022	61,561

Investments in subsidiary undertakings are stated at historical cost of £72,704 million (2022 – £72,701 million) less impairment provisions of £11,140 million (2022 – £11,140 million).

Investments in subsidiary undertakings include £140 million (2022 – £137 million) of costs in respect of share-based payments, granted to subsidiary undertakings which were not recharged to the subsidiaries. The additions comprise £3 million not recharged and capitalised as a cost of investment during the year ended 30 June 2023.

A list of group companies as at 30 June 2023 is provided in note 10.

4. Financial assets and liabilities

Other financial assets and liabilities are recorded at fair value through income statement and comprise the fair value of interest rate swaps and cross currency interest rate swaps with subsidiary undertakings, where the company acts as an intermediary between group companies, therefore it is not expected that there will be any net impact on future cash flows.

Amounts owed by and to group undertakings, trade and other receivables and trade and other payables are measured at amortised cost.

Amounts owed by and to group undertakings are interest bearing and unsecured. For a majority of the loans owed to other group companies, the company has a contractual right to defer payment by one year and one day and they are therefore classified as non-current liabilities. Other amounts owed by and to group undertakings are repayable on demand.

5. Deferred tax assets and liabilities

	Post employment plans £ million	Other temporary differences £ million	Total £ million
At 30 June 2021	(190)	46	(144)
Changes in tax rates	(23)	(1)	(24)
Recognised in income statement	(4)	(2)	(6)
Recognised in other comprehensive income and equity	(69)	–	(69)
At 30 June 2022	**(286)**	**43**	**(243)**
Changes in tax rates	**27**	**–**	**27**
Recognised in income statement	**(13)**	**(1)**	**(14)**
Recognised in other comprehensive income and equity	**138**	**–**	**138**
At 30 June 2023	**(134)**	**42**	**(92)**

Deferred tax on other temporary differences includes assets in respect of the UK Thalidomide Trust liability of £40 million (2022 – £42 million) and share-based payment liabilities of £2 million (2022 – £1 million).

6. Post employment benefits

The movement in the net surplus for the two years ended 30 June 2023, for all UK post employment plans for which the company is the sponsor, is as follows:

	Plan assets £ million	Plan liabilities £ million	Net surplus £ million
At 30 June 2021	7,341	(6,582)	759
Income/(charge) before taxation	134	(161)	(27)
Other comprehensive (loss)/income	(1,191)	1,557	366
Contributions by group companies	46	–	46
Employee contributions	1	(1)	–
Benefits paid	(290)	290	–
At 30 June 2022	**6,041**	**(4,897)**	**1,144**
Income/(charge) before taxation	**218**	**(203)**	**15**
Other comprehensive (loss)/income	**(1,396)**	**725**	**(671)**
Contributions by group companies	**49**	**–**	**49**
Benefits paid	**(334)**	**334**	**–**
At 30 June 2023	**4,578**	**(4,041)**	**537**

The net surplus for the UK post employment plans of £537 million (2022 - £1,144 million) for which the company is a sponsor comprises funded plans of £591 million (2022 - £1,210 million) disclosed as part of non-current assets and unfunded liabilities of £54 million (2022 - £66 million) disclosed as part of non-current liabilities.

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required.

Additional information on the UK post employment plans and the principal risks and assumptions applicable is disclosed in note 14 to the consolidated financial statements.

7. Provisions

	Thalidomide £ million
At 30 June 2022	**169**
Provisions utilised during the year	**(12)**
Unwinding of discounts	**4**
At 30 June 2023	**161**

The company's commitment to the UK Thalidomide Trust is discounted and will be utilised over the period of the commitment up to 2037.

At 30 June 2023, £12 million (2022 - £11 million) of provision is current and £149 million (2022 - £158 million) is non-current.

8. Financial guarantees and letters of comfort

The company has guaranteed certain external borrowings of subsidiaries which at 30 June 2023 amounted to £16,508 million (2022 - £15,933 million).

The company has also provided irrevocable guarantees relating to the liabilities of certain of its Dutch subsidiaries. The company has assessed that the likelihood of these guarantees being called is remote. The Directors do not expect the company to be liable for any legal obligation in respect of these financial guarantee agreements, and they have been recognised at nil fair value.

The company issues letter of comfort to provide sufficient funds to directly owned subsidiary undertakings as and when required.

9. Shareholders' funds

(a) Merger reserve

On the acquisition of a business, or of an interest in an associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets acquired. Where merger relief is applicable under the UK Companies Acts, the difference between the fair value of the business acquired and the nominal value of shares issued as purchase consideration is treated as a merger reserve.

(b) Own shares

At 30 June 2023, own shares comprised 3 million ordinary shares held by employee share trusts (2022 - 2 million; 2021 - 2 million) and 213 million ordinary shares repurchased and held as treasury shares (2022 - 217 million; 2021 -221 million).

During the year ended 30 June 2023, the group purchased 38 million ordinary shares (2022 - 61 million; 2021 - 3 million), representing approximately 1.5% of the issued ordinary share capital (2022 - 2.4%; 2021 - 0.1%) at an average price of 3616 pence per share, and an aggregate cost of £1,381 million (including £13 million of transaction costs) (2022 - 3709 pence per share, and an aggregate cost of £2,284 million, including £16 million of transaction costs; 2021 - 3407 pence per share, and an aggregate cost of £109 million, including £1 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

Information on movements in own shares is provided in note 18(c) to the consolidated financial statements.

(c) Retained earnings

£7,236 million (2022 - £7,672 million) of retained earnings is available for the payment of dividends or purchases of own shares. Determining the company's reserves available for distribution is complex and requires, in some instances, the application of judgement. The company has determined what is realised and unrealised profits in accordance with the Companies Act 2006 and the guidance included in ICAEW Technical Release TECH 02/17BL 'Guidance on realised and distributable profits under the Companies Act 2006'. The company's reserves available for distribution include adjustments to retained earnings in respect of the unrealised portion of the dividend in specie received by the company, post employment benefit surpluses and share-based payment charges capitalised to investments.

10. Group companies

In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the country of incorporation and the effective percentage of equity owned, as at 30 June 2023 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by Diageo plc.

FULLY OWNED SUBSIDIARIES

Angola

Rua Fernao de Sousa, Condominio Bengo, Letter A, 11.s floor, Fraction A37, neighbourhood Vila Alice, Province of Luanda

Diageo Angola Limitada

Argentina

Bernardo de Irigoyen 972, floor 7, office A, CABA

Diageo de Argentina S.A.

Australia

162 Blues Point Road, Level 1, NSW, 2060, McMahons Point

Bundaberg Distilling Investments Pty Ltd(3)

Level 7, 99 Macquarie Street, Sydney, NSW 2000

Diageo Australia Limited(3)

Mr Black Spirits Pty Ltd.

Whittred Street, QLD, 4670, Bundaberg

Bundaberg Distilling Company Pty. Limited(5)

Austria

Teinfaltstrasse 8, 1010, Wien

Diageo Austria GmbH

Belgium

Z.3 Doornveld 150, 1731, Zellik

Diageo Belgium N.V.

Bermuda

Victoria Place, 5th Floor, 31 Victoria Street, Hamilton, HM10

Atalantaf Limited

Brazil

Fazenda Santa Eliza, Zona Rural, Ceará, 62.685-000, Paraipaba

Ypioca Agricola LTDA

Municipio de Itaitinga, Estado do Ceara, na Rodovia BR 116, no 15.000, Bairro Jiboia, CEP 61.880-000

Ypioca Industrial de Bebidas S.A.

Rua Olimpiadas, 205, floor 14-15, 04551-000, Sao Paulo

Diageo Brasil Ltda

Bulgaria

7 Iskarsko Shose Blvd., Trade Center Europe, building 12, floor 2, 1528, Sofia

Diageo Bulgaria Ltd

Cameroon

535 rue AFCODI, Douala P.O. Box 1245

Diageo Cameroon Ltd

Canada

134 Peter Street, Suite 1501, Ontario, M5V 2H2, Toronto

Diageo Canada Holdings Inc.

Diageo Canada Inc.

Boul Henri-Bourassa E., 9225, Local A, Quebec, H1E 1P6 , Montreal

Diageo Americas Supply Quebec Distribution Inc.

Diageo Ireland Quebec Distribution Inc.

Chile

Avenida Apoquindo 5950, Piso 4, Oficina 04-103, Las Condes Santiago de Chile

Diageo Chile Limitada

China

41F, One Museum Place, 669 Xinzha Road, Jingan District, Shanghai

Diageo China Limited

Fengxiang Village Fengyu Town, Eryuan County, Dali Bai Minority Region, Yunnan Province

Diageo Liquor (Dali) Co. Ltd

No. 9 Quanxing Road, Jinniu District, Chengdu, 610036

Sichuan Chengdu Shuijingfang Group Co. Ltd

No.28 Jiafeng Road, 2502, 5, Pudong District, 200137, Shanghai

Diageo (Shanghai) Limited

Unit 1101, 1102, Building 16, No.1000 Jinhai Road, Shanghai

Diageo Liquor Technology (Shanghai) Co. Ltd

Unit B, 2nd Floor, West Logistics Center, No. 88 Linhai Avenue, Nanshan Street, Shenzhen

Diageo Supply Chain (Shenzhen) Co. Ltd

Colombia

100 street No.13 21 Office 502. Bogota

Diageo Colombia S.A.

Costa Rica

Trejos Montealegre, Edificio Escazu, Village II, Oficinas 03-118 y 03-120, Distrito San Rafael, San Jose

Diageo Costa Rica S.A.

Croatia

Hektoroviceva ulica 2, 10000, Zagreb

Diageo Croatia d.o.o.za usluge

Czech Republic

Namesti I. P. Pavlova 1789/5. 4th floor, 120 00, Prague 2

Diageo Czech Marketing Services LLC

Denmark

Sundkrogsgade 19, 2. 2100, Copenhagen

Diageo Denmark AS

Dominican Republic

Num. 07 Av. Jacinto Ignacio Manon, Sector Ensanche Paraiso, Edificio Chez Space, Piso 3rd, Distrito Nacional, Santo Domingo

Diageo Dominicana S.R.L.

France

4 Rue Jules Lefebvre, 75009, Paris

Guinness France Holdings SAS

73, Rue de Provence, 75009, Paris

United Distillers France SAS

Germany

Reeperbahn 1, 20359, Hamburg

Belsazar GmbH

Diageo Germany GmbH

Greece

Leof. Kifisias 115, Athens, 115 24

Diageo Hellas S.A.

Guernsey

Heritage Hall, Le Marchant Street, St Peter Port, GY1 4HY

Diageo Group Insurance Company Limited

Hong Kong

31/F, Tower two, Times Square, 1 Matheson street Causeway Bay, Hong Kong

Diageo RTD Hong Kong Limited

Hungary

Dozsa Gyorgy ut 144, Budapest, 1134

Diageo Business Services Private Company Limited by Shares

Diageo Hungary Finance Limited Liability Company

Diageo Hungary Marketing Services Limited Liability Company

India

Kempapura Main Road, Opp Nagawara Lake, Karle SEZ Tower, 2nd floor, Karnataka, 560045, Bangalore

Diageo Business Services India Private Limited

Marathon Futurex, A-Wing, 2601, 26th Floor, N M Joshi Marg, Lower Parel, Mumbai, 400 013

Diageo Distilleries Private Limited(7)

Diageo India Private Limited

Indonesia

Jl Jend Sudirman Kav. 76-78, Sudirman Plaza, Plaza Marein, 15th, Jakarta Selatan, 12910, Jakarta

PT Gitaswara Indonesia[9]

Ireland

Nangor House, Western Estate, Nangor Road, Dublin, 12

Gilbeys of Ireland Unlimited Company

R & A Bailey & Co Unlimited Company

UDV Ireland Group (Trustees) Designated Activity Company

St. James's Gate, Dublin 8

AGS Employee Shares Nominees (Ireland) Designated Activity Company

Arthur Guinness Son & Company (Dublin) Unlimited Company[2]

Diageo Ireland Finance 1 Unlimited Company

Diageo Ireland Holdings Unlimited Company

Diageo Ireland Unlimited Company

Diageo Retirement Savings Plan Pension Trustee Designated Activity Company

Diageo Turkey Holdings Limited

Guinness Storehouse Limited

Irish Ale Breweries Holdings Unlimited Company[3]

R & A Bailey Pension Trustee Designated Activity Company[2]

Italy

Strada Statale 63, 12069, Santa Vittoria d'Alba (CN)

Diageo Operations Italy S.p.A.

Via Ernesto Lugaro 15, 10126, Torino

Diageo Italia S.p.A.

Japan

9-7-1 Akasaka, Minato-ku, Tokyo 164-0001

Diageo Japan Administration Services K.K.

Diageo Japan K.K

Kenya

L R NO 1870/1/176, Aln House, Off Eldama Ravine Close, Westlands, Nairobi

Diageo Kenya Limited

La Reunion

45 Rue Alexis De Villeneuve 97400 Saint-Denis

Diageo Reunion SAS

Lebanon

Diageo LENA Off-shore SAL

Mexico

Av. Ejercito Nacional, 843-B, Torre Paseo Acceso B, 2, Mexico City , 11520

Diageo Mexico II, S.A. de C.V.

Calle Gobernador Rafael Rebollar 95, Col San Miguel de Chapultepec, Del Miguel Hidalgo CP 11850, Mexico City

CASA UM, S.A.P.I. DE C.V.

Carretera Atotonilco - Guadalajara, Atotonilco el Alto, Jalisco, 47750

Diageo Mexico Comercializadora S.A. de C.V.

Diageo Mexico SA de CV

Independencia SN Santiago, Matatlán, Oaxaca 70440

Sombra Mezcal S. de R.L. de S.V.

Porfirio Diaz 17, Jalisco, 47750, Atotonilco el Alto

Diageo Mexico Operaciones S.A. de C.V.

Diageo Mexico Spirits

Don Julio Agavera S.A. de C.V.

Servicios Agavera, S.A. de C.V.

Mozambique

Estrada Nacional numero 1, Micanhine, Marracuene

Diageo Supply Marracuene Lda.

Netherlands

De Ruyterkades, Postbus 2852 1000cw Amsterdam

United Distillers & Vintners (SJ) B.V.[2]

Molenwerf 12, 1014 BG, Amsterdam

Diageo Atlantic B.V.

Diageo Brands B.V.

Diageo Capital B.V.[1]

Diageo Highlands Holding B.V.

Diageo Holdings Netherlands B.V.

Diageo Nederland B.V.

Diageo Relay B.V.

Global Farming Initiative B.V.

Justerini & Brooks Importers B.V.

Selviac Nederland B.V.

New Zealand

123 Carlton Gore Road, Level 2, Newmarket, 1023, Auckland

Diageo New Zealand Limited[3]

Nigeria

Oba Akran Avenue Ikeja, 24, Lagos, PMB 21071, 100001

Diageo Brands Nigeria Ltd

Norway

Apotekergata 10, 0180 Oslo

Diageo Norway AS

Panama

Costa del Este, Ave La Rotonda, Business Park, Torre V. piso 15 Panama City

Diageo Panama S.A.

Panama city, West Boulevard, PH ARIFA, 9th and 10th, Santa Maria Business

Diageo Taiwan Inc.

Paraguay

Avda Aviadores del Chaco 2050. Edificio World trade center. Torre 3 piso 11

Diageo Paraguay S.R.L.

Peru

Vi-ctor Andres Belaunde 147, Vi-a Principal 133, Interior 107, Piso 10, San Isidro, Lima

Diageo Peru S.A.

Philippines

10th Floor Commerce and Industry Plaza Building, McKinley Hill Dr, Taguig, 1634

Diageo Asia Pacific Shared Services Centre Limited, Inc.

Unit 1, 17th Floor, Ore Central 9th Avenue corner 31st Street Bonifacio Global City, Taguig City, 1634

Diageo Export SR Inc.[2]

Diageo Philippines Free Port Inc[2]

Diageo Philippines Inc.

North Island United Enterprise Holdings Inc[2]

Unit 3 G/F, 134 Legaspi Parkview Condominium, Carlos Palanca Street cor. Legaspi Street, Makati City

Chat Noir Co. Inc.

Poland

Przyokopowa Str. 31, PL 01 – 208 Warsaw

Diageo Polska Sp. z o.o.

Portugal

Avenida D. Joao II, No 50, piso 2, letra D, Edificio Mar Vermelho, 1990-095 Lisboa

Diageo Portugal - Distribuidora de Bebidas, Unipessoal, Lda

Romania

Expo Business Park, Street Aviator Popisteanu 54A, Cladirea 2, et 1-3, Sector 1, Bucharest, 012244

Diageo Balkans S.R.L.

Russia

Kaspiyskaya Street, 22, main bld. 1, bld. 5, floor 3, apartment VII, room 31a, 115304, Moscow

D Distribution Joint-Stock Company

Diageo Brands Distributors LLC

Singapore

112 Robinson Road, 1, 5th Floor, 1, Singapore 68902
Diageo Singapore Pte Ltd.
Streetcar Investment Holding Pte. Ltd.

South Africa
Building 3, Maxwell Office Park, Magwa Crescent West, Waterfall City, Midrand, 2090
Diageo South Africa (Pty) Limited
United Distillers Southern Africa (Proprietary) Limited

South Korea
932-94, Daewol-ro, Daewol-myun, Icheon-shi, Gyeonggi-do, 17342, Icheon
Windsor Global Co., Ltd.
Diageo Korea Co. Ltd

Spain
Avda de la Victoria 32, Edificio Spirit, 28023, Madrid
Diageo Espana S.A.

Sweden
Gavlegatan street 22/C, 11330, Stockholm
Diageo Sweden AB

Switzerland
Place de la Gare 12, Lausanne, 1003
Diageo Suisse S.A.

Tanzania
CRB Africa Legal Attorneys, Plot 60, Ursino Street P.O. Box 32840, Dar es Salaam
Sumagro Limited[2]

Turkey
Esentepe Mah. Bahar Sk. Ozdilek River Plaza Vyndham Grand Apt. No 13/25 Sisli, Istanbul
Mey Alkollü İçkiler Sanayi ve Ticaret A.Ş.
Mey İçki Sanayi ve Ticaret A.Ş.

Ukraine
1v Pavla Tychyny avenue , 2152, Kyiv
Diageo Ukraine LLC

United Kingdom
11 Lochside Place, Edinburgh, EH12 9HA
Arthur Bell & Sons Limited[2]
Copper Dog Whisky Limited
Diageo Capital plc[1]
Diageo Scotland Limited
J & B Scotland Limited[2]
John Haig & Company Limited
The Lochnagar Distillery Limited[2]
William Sanderson and Son Limited[2]
Zepf Technologies UK Limited

16 Great Marlborough St, London, W1F 7HS
Anna Seed 83 Limited
Anyslam Investments
Cellarers (Wines) Limited
Chase Distillery (Holdings) Limited
Chase Distillery Limited
Diageo (IH) Limited[2]
Diageo Distribution Company Limited
Diageo DV Limited
Diageo Eire Finance & Co[2]
Diageo Employee Shares Nominees Limited[1],[2]
Diageo Finance plc[1]
Diageo Finance US Limited
Diageo Financing Turkey Limited
Diageo Great Britain Limited
Diageo Healthcare Limited[2]
Diageo HF Holdings Limited
Diageo Holdings Limited[1]
Diageo Holland Investments Limited[2]
Diageo Investment Holdings Limited
Diageo Overseas Holdings Limited[6]
Diageo Scotland Investment Limited
Diageo Share Ownership Trustees Limited[1],[2]
Diageo UK Turkey Holdings Limited
Diageo UK Turkey Limited
Diageo US Holdings
Diageo US Investments
Grand Metropolitan Capital Company Limited
Grand Metropolitan Estates Limited
Grand Metropolitan International Holdings Limited
Grand Metropolitan Limited
Guinness Limited[1]
Guinness Overseas Holdings Limited[1]
Guinness Overseas Limited
James Buchanan & Company Limited[2]
John Walker and Sons Limited[2]
Kanlaon Ltd
Mr Black UK Ltd
Tanqueray Gordon and Company, Limited[1]
The Distillers Company (Biochemicals) Limited[2]
The Pimm's Drinks Company Limited[2]
Tipplesworth Limited
UDV (SJ) Holdings Limited[1]
UDV (SJ) Limited
United Distillers France Limited

3rd Floor Capital House, 3 Upper Queen Street, Belfast
Diageo Global Supply IBC Limited
Diageo Northern Ireland Limited[1]
S & B Production Limited

61 St. James's Street, London, SW1A 1LZ
Justerini & Brooks, Limited

United States
1 Estate Annaberg & Shannon Grove, RR1 Box 9400, Kingshill, VI 00850-9703
Diageo USVI Inc.

1209 Orange Street, New Castle, Delaware 19801
DV Technology LLC

1425 South Kingstown Road, South Kingstown, RI 02879
Diageo Loyal Spirits Corporation

175 Greenwich Street, Three World Trade Center, New York, NY 10007
Ballroom Acquisition, Inc.
Davos Services LLC
Diageo Americas Supply, Inc.
Diageo Americas, Inc.
Diageo Beer Company USA
Diageo Inc.
Diageo Investment Corporation
Diageo Latin America & Caribbean LLC
Diageo Non-Alcohol Beverages LLC
Diageo North America Foundation, Inc.
Diageo North America, Inc.[5]
Liquor Investment LLC
Soh Spirits LLC
Stirrings LLC

The Bulleit Distillery, Inc.[2]

Whisky Archive Inc.

300 Delaware Ave Ste 210-A Wilmington, DE 19801

21Seeds Inc.

3411 Silverside Road Tatnall Building, Ste 104 Wilmington, DE 19810

Casamigos Spirits Company LLC

Casamigos Tequila LLC

CT Staffing Services LLC

Vivanda Inc.

381 Park Avenue South, Suite 1015, New York, NY 10016

Aviation Gin LLC

Davos Brands LLC

5444 Westheimer 1000, Houston, TX 77056

Balcones Distilling LLC

Uruguay

Pasaje Paseo De Las Carretas, 2580, oficina 1301, Montevideo

Diageo Uruguay SA

Venezuela

Av Intercomunal Alí Primera, Los Taques, Estado Falcón

DV Paraguana, C.A.[2]

Av La Hormiga con Intersección de la Carretera via Payara, C.C. Tierra Buena Acarigua

Mull Trading C.A.[2]

Av. Circunvalacion Norte (Jose Asunsion Rodriguez) Edificio Distribuidora Metropol, Porlamar, Estado Nueva Esparta

Clyde Trading, C.A.[5]

Cupar Trading, C.A.[5]

Diageo Nueva Esparta, C.A.[2]

DV Trading, C.A.[5]

Zeta Importers C.A.[5]

Ave. San Felipe Urbanización La Castellana, Edificio Centro Coinasa, Piso 6. Caracas, 1060

Diageo Venezuela C.A.

Calle 1 Este, Edificio y Galpon BTP, Zona Industrial La Caracarita, Municipio Los Guayos, estado Carabobo

Arran Tradings, C.A.

DV Release, C.A.

Islay Trading, C.A.

L4L Trading, C.A.

Lismore Trading, C.A.

Skye Trading C.A.

Carretera Nacional Acarigua-Barquisimeto Casa Agropecuaria Las Marias I C.A.S-N Sector los Guayones La Miel, Lara.

Agropecuarias Las Marias I C.A.

Vietnam

No. 157, 21/8 Street, Phuoc My Ward, Phan Rang - Thap Cham City, Ninh Thuan Province

Diageo Vietnam

Zimbabwe

48 Midlothian Avenue, Eastlea, Harare

International Distillers - Zimbabwe (Private) Limited[2]

SUBSIDIARIES WHERE THE EFFECTIVE INTEREST IS LESS THAN 100%

Angola

Rua Dom Eduardo Andre Muaca, S/No, LOTE C4, Luanda

DIREF Industria de Bebidas,Lda-Angola JV - 50.10%

British Virgin Islands

Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola

Rum Creation & Products Inc.[4] **- 50.00%**

Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola

Palmer Investment Group Limited[2],[11] **- 55.88%**

USL Holdings Limited[2],[11] **- 55.88%**

Canada

Labatt House, 207 Queen's Quay West, Suite 299, Ontario, M5J 1A7, Toronto

Guinness Canada Limited - 51.00%

China

27 Shuijing Street, Jinjiang District, Chengdu, 610065

Chengdu Shuijingfang Fangcang Liquor Sales Co. Ltd - 63.16%

41F, One Museum Place, 669 Xinzha Road, Jingan District, Shanghai

Swellfun (Shanghai) Consulting Co. Ltd - 63.16%

No. 21 Shuijing Street, Jinjiang District, Chengdu, 610011

Chengdu Swellfun Marketing Co. Limited - 63.16%

No. 38 Jiuyuan Road, Kongming Street, Qionglai, Chengdu

Chengdu Swellfun Liquor Co. Limited - 63.16%

No. 7 Guanghua Road, Chaoyang District, Beijing, 100020

Swellfun (Beijing) Consulting Co. Ltd - 63.16%

No. 9 Quanxing Road, Jinniu District, Chengdu, 610036

Chengdu Jianghai Trade Development Co. Limited - 63.16%

Chengdu Tengyuan Liquor Marketing Co. Limited - 63.16%

Sichuan Swellfun Co., Ltd - 63.16%

No. 998, Juanxing Road, Hongguang County, Chengdu, 610000

Chengdu Ruijin Trading Co. Limited - 63.16%

Cuba

211 Avenida Malecón, entre J y K, Vedado, Plaza de la Revolución, La Habana

Ron Santiago, S.A. - 50.00%

Ghana

Guinness Brewery, Plot 1 Block L, Industrial Area, Kaasi, P. O. Box 1536, Kumasi

Guinness Ghana Breweries Plc - 80.40%

Hungary

Dozsa Gyorgy ut 144, Budapest, 1134

Diageo Employee Ownership Program Organization - 99.94%

Guatemala

Calle 8-19 zona 9, Quetzaltenango

Anejos De Altura, Sociedad Anonima - 50.00%

India

UB Tower, 24 Vittal Mallya Road, Bangalore, 560001

Royal Challengers Sports Private Limited[11] **- 55.88%**

United Spirits Limited[11] **- 55.88%**

Indonesia

Jl. Raya Kaba-Kaba No. 88, Banjar Carik Padang, Desa Nyambu, Kecamatan Kediri, Kabupaten Tabanan, Provinsi Bali

PT Langgeng Kreasi Jayaprima - 80.00%

Kenya

5th Floor, Garden City Business Park, Block A, Garden City Road, Off Exit 7, Thika Superhighway, Nairobi, P.O. Box 30161-00100

Kenya Breweries Limited[5] **- 65.00%**

UDV Kenya Limited - 83.79%

Garden City Business Park, 5th Floor, P.O. Office Box Number 30161-00100, Nairobi

East African Breweries Plc. - 65.00%

Kampala Road, Industrial Area, Nairobi, P.O. Box 41412-00100

East African Maltings Limited - 65.00%

Tusker House, Ruaraka, PO Box 30161, 00100 Nairobi GPO

Allsopp (East Africa) Limited[2] - 63.05%
EABL International Limited[2] - 65.00%
Tembo Properties Limited[2] - 65.00%

Lebanon
Beirut Symposium Bldg, 10th floor, Beirut, PO Box 113-5250
Diageo - Lebanon SAL - 84.99%
Verdun Street, Ibiza Building, Beirut, PO Box 113-5631
Diageo Lebanon Holding SAL

Mauritius
IFS Court, Twenty Eight, Cybercity, Ebene
Asian Opportunities and Investment Limited[2],[11] - 55.88%

Netherlands
Molenwerf 12, 1014 BG, Amsterdam
Ketel One Worldwide B.V.[4] - 50.00%

Nigeria
Oba Akran Avenue Ikeja, 24, Lagos, PMB 21071, 100001
Guinness Nigeria plc - 58.02%

North Cyprus
Sehit Mehmet Cetin Sokak, Kucuk Sanayi Bölgesi 4, 99450, Gazi Magusa
Turk Alkollu Icki ve Sarap Endustri Ltd. - 66.00%

Philippines
Unit 1, 17th Floor, Ore Central 9th Avenue corner 31st Street Bonifacio Global City, Taguig City, 1634
ULM Holdings Inc.[2] - 40.00%
United Distillers & Vintners Philippines Inc[2] - 99.95%

Rwanda
Kimihurura, Gasabo, Umujyi was Kigali, 7130 Port Bell Luzira
East African Breweries Rwanda Limited - 65.00%

Seychelles
O'Brien House, 273 Le Rocher, Mahe
Seychelles Breweries Limited - 54.40%

South Sudan
Southern Sudan African Park Hotel, Juba Town
East African Beverages (Southern Sudan) Limited[2] - 64.35%

Tanzania
2nd Floor, East Wing TDFL Building, Ohio street. P.O. Box 32840 Dar es Salaam
EABL (Tanzania) Limited[2] - 65.00%
Plot 117/2, Access Road, Nelson Mandela Expressway, Chang'Ombe Industrial Area, P.O. Box 41080, Dar es Salaam
Serengeti Breweries Limited[3] - 55.25%

Uganda
Plot 3-17 Port Bell Road, Luzira, Kampala, P.O. Box 7130
Uganda Breweries Limited - 63.82%
Plot No 1 Malt Road, Portbell Luzira P.O. Box 3221 Kampala
International Distillers Uganda Limited - 65.00%
Tusker House, Ruaraka, PO Box 30161, 00100 Nairobi GPO
East African Maltings (Uganda) Limited[2] - 65.00%

United Kingdom
11 Lochside Place, Edinburgh, EH12 9HA
Lochside MWS Limited Partnership
McDowell & Co. (Scotland) Ltd[11] - 55.88%
16 Great Marlborough St, London, W1F 7HS
Diageo Pension Trust Limited[1],[9] - 55.00%
Lakeside MWS Limited Liability Partnership
Seedlip Ltd - 91.00%
Shaw Wallace Overseas Limited[2],[11] - 55.88%
United Spirits (Great Britain) Limited[2],[11] - 55.88%
United Spirits (UK) Limited[2],[11] - 55.88%
USL Holdings (UK) Limited[2],[11] - 55.88%

United States
175 Greenwich Street, Three World Trade Center, New York, NY 10007
California Simulcast Inc.[2] - 80.00%
D/CE Holdings LLC - 50.00%
Seedlip Inc. - 91.00%
2950 North Loop W Ste 1200 Houston, TX 77092-8808
Far West Spirits LLC - 99.00%

Venezuela
Ave. San Felipe Urbanización La Castellana, Edificio Centro Coinasa, Piso 6. Caracas, 1060
Industrias Pampero C.A. - 96.80%

Vietnam
621 Pham Van Chi Street, District 6, Ho Chi Minh City
Vietnam Spirits and Wine Ltd - 55.00%

ASSOCIATES

Australia
50 Bertie Street, Port Melbourne, Victoria 3207
New World Whisky Distillery PTY Limited - 30.00%

Denmark
Stauningvej 38, 6900 Skjern
Stauning Whisky Holding ApS - 40.00%

France
24/32 rue Jean Goujon, 75008 Paris
Moët Hennessy International - 34.00%
Moët Hennessy, SAS - 34.00%

Germany
Mozartstr. 7, 53115 Bonn
Rheinland Distillers GmbH - 20.00%

Hungary
Soroksari ut 26, Budapest, 1095
Zwack Unicum plc - 26.00%

India
E-47/5., Okhla Industrial Area, Phase II, New Delhi, South Delhi, DL 110020
Nao Spirits & Beverages Private Limited - 12.58%

Italy
Via Tortona 15, 20144, Milan
Nioccomponent S.R.L. - 20.00%

Japan
845-3 Kaminokawa, Hiyoshi-cho Hioki-shi, Kagoshima
Komasa Kanosuke Distillery Company Ltd. - 12.50%

Netherlands
Ceresstraat 1, 4811 CA Breda
Canbrew B.V.[4] - 28.16%

Spain
Calle General Vara del Rey 5, 1 Piso, 26003 Logroño, La Rioja
El Bandarra S.L. - 25.00%
Calle Malí, 7 La Laguna, 38320 Santa Cruz de Tenerife
Compania Cervecera De Canarias, S.A. - 20.00%
Tomino (Ponteverda), 36750, Parroquia de Goian, Barrio de Centinela, 1
Valdomino Premium Spirits, S.L. - 20.00%

United Kingdom
20 King Street Prince Albert House Maidenhead SL6 1DT
El Rayo Limited - 20.00%
354 Castlehill, The Royal Mile, Edinburgh, EH1 2NE
The Scotch Whisky Heritage Centre Limited - 29.00%
39-45 Bermondsey Street, London, SE1 3XF
London Botanical Drinks Limited - 21.25%
64 New Cavendish Street, London, W1G 8TB
Pulpex Limited - 36.42%
71-75 Shelton Street, Covent Garden, London, WC2H 9JQ
Leaf Arbor Limited - 20.00%
8 King Edward Street, Oxford, OX1 4HL
Still On The Hill Limited - 28.57%
Ballindalloch Castle, Ballindalloch, Banffshire AB37 9AX
Ballindalloch Distillery LLP - 33.33%
Harbourside Brewery, Tretoil Farm, Bodmin, Cornwall, PL30 5BA
The Southwest Fermentorium Limited - 25.00%
Here 470 Bath Road, Arnos Vale, Bristol, BS4 3AP

Caleno Drinks Ltd - 20.00%
International House, 64 Nile Street, London, England, N1 7SR
Las Olas Limited - 33.33%
United States
1045 Dodge Lane Fallon, NV 89406
Nevada Spirits DE, LLC - 25.00%
1222 SE Gideon Street Portland, OR 97202
Naam Som LLC - 30.00%
127 E Warm Springs Road, Las Vegas, NV 89119
Browned Butter Bottling LLC - 40.00%
16192 Coastal Highway, Lewes, Delaware 19958
Ironroot Republic Holdings LLC - 31.95%
1935 W. Irving Park Chicago, IL 60613
Ritual Beverage Company LLC - 30.51%
2459 E 8th Street, Los Angeles, California 90021
Modern Spirits LLC - 20.00%
251 Little Falls Drive, Wilmington, Delaware 19808
VineLab Inc. - 22.22%
3411 Silverside Road, Rodney Building, Suite 104, Wilmington, Delaware 19810
B&M Craft Spirits LLC - 24.06%
517 West 39th Street Austin, TX 78751
Gourmet Grade LLC - 19.41%
545 Johnson Avenue, Brooklyn, NY 11237
Analog Liquid LLC - 27.78%
575 Grand Street, E1507 New York, NY 10002
Grand Street Beverages LLC - 38.89%
6220 Avalon Boulevard, Suite 220, Alpharetta, GA 30009
Pronghorn Initiative Holdings, LLC - 49.00%
65 SE Washington Street Portland, OR 97214
House Spirits Distillery LLC - 29.85%
735 10th Street, Fortuna, CA 95540
Redwood Spirits LLC - 20.00%
838 Walker Road, Suite 21-2, Dover, Delaware 19904
FlyMonkey 20 LLC - 33.90%
8601296, TT Administrative Services LLC, 888 SW Fifth Avenue, Ste 1600, Portland, Oregon, 97204
Wilderton LLC - 27.78%
936 SW 1st Ave, Miami, FL 33130
KOI Global LLC - 24.75%
Vietnam
94 Lo Duc Street, Pham Dinh Ho Ward, Hai Ba Trung District, Ha Noi City
Hanoi Liquor and Beverage Joint Stock Company (Halico) - 45.57%
JOINT VENTURES
Hong Kong
Room 06, 13A/F. South Tower, World Finance Centre, Harbour City, 17 Canton Road, Tsim Sha Tsui, Kowloon
Diageo International Spirits Company Limited[3] - 50.00%
United Kingdom
9 Wheatfield Road, EDINBURGH, EH11 2PX
Lothian Distillers Limited - 50.00%
The North British Distillery Company Limited - 50.00%
JOINT OPERATIONS[10]
China
804A, 488 Middle Yincheng Road, Shanghai, Pilot Free Trade Zone
Moët Hennessy Diageo (China) Co Ltd[12] - 67.00%
Costa Rica
Heredia-Flores Llorente, Cervecería de Costa Rica, Edificio Corporativo de FIFCO
HA&COM Bebidas del Mundo, SA - 50.00%
Dominican Republic
Independencia Street, No. 129, Santiago
Gist Dominicana S.A. - 60.25%
Salvador Sturla Street, Ensanche Naco, Santo Domingo
Seagram Dominicana S.A. - 60.83%
Segunda (2da) Street, Los Platanitos, Santiago
Industria de Licores Internationales S.A. - 60.86%
France
105 Boulevard de la Mission Marchand, Courbevoie, 92400
Moët Hennessy Diageo SAS - 0.05%
Hong Kong
Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong
Moët Hennessy Diageo Hong Kong Limited[12] - 67.00%
Japan
13F Jimbocho Mitsui Building, 1-105 Kandajimbocho, Chiyoda-ku, Tokyo
Moët Hennessy Diageo K.K.[12] - 67.00%
Macau
Avenida Comercial de Macau, nos 251ª-301, AIA Tower, Level 20, Macau
Moët Hennessy Diageo Macau Limited[12] - 67.00%
Malaysia
Unit 30-01, Level 30, Tower A, Vertical Business Suite, Avenue 3, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur
Moët Hennessy Diageo Malaysia Sdn Bhd.[12] - 67.00%
Netherlands
Molenwerf 12, 1014 BG, Amsterdam
Diageo-Moët Hennessy B.V.[5] - 67.00%
Singapore
83 Clemenceau Ave, 09-01 UE Square, Singapore 239920
Moët Hennessy Diageo Singapore Pte. Ltd[12] - 67.00%
Thailand
No. 944, Mitrtown Office Tower, 12th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330
Diageo Moët Hennessy (Thailand) Limited[8] - 63.02%
Ukraine
Chervonoarmiyska Street, bld. 9/2, apt. 70, Kyiv
Seagram Ukraine Limited[2] - 60.90%
United Kingdom
Persimmon House, Fulford, York YO19 4FE
Trafalgar Metropolitan Homes Limited - 50.00%

(1) Directly owned by Diageo plc.
(2) Dormant company.
(3) Ownership held in class of A shares.
(4) Ownership held in class of B shares.
(5) Ownership held in class of A shares and B shares.
(6) Ownership held in preference shares.
(7) Ownership held in equity shares and preference shares.
(8) Operation is managed by Diageo.
(9) Companies controlled by the group based on management's assessments.
(10) Diageo shares joint control over these entities under shareholder's agreements, and Diageo's rights to profit, assets and liabilities of the companies are dependent on the performance of the group's brands rather the effective equity ownership of the companies.
(11) Based on 55.88% equity investment in USL that excludes 2.38% owned by the USL Benefit Trust.
(12) Operation is managed by Moët Hennessey.

11. Post balance sheet events

Starting 1 July 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. The change in functional currency is not expected to significantly impact Diageo plc’s retained earnings that are available for the payment of dividends or purchases of own shares. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

On 31 July 2023, the Board approved plans for a further return of capital programme of $1.0 billion to shareholders.

Additional information

Contents

Unaudited financial information

1. Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled '2022 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates

Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals

For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. Management believes that that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement

Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Growth on a constant basis

Growth on a constant basis is a measure used by the group to understand the trends of the business and its recovery towards pre-Covid-19 performance.

2019 to 2023 growth on a constant basis for volume, sales, net sales and operating profit before exceptional items is calculated by adding up the respective periods' organic movement in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled '2019 adjusted'. The most comparable GAAP financial measure is '2019 to 2023 reported movement %' in the tables below which is calculated by combining the reported movements for the respective periods, expressed as a percentage of the 2019 reported amount.

Adjustment in respect of hyperinflation

The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the year ended 30 June 2023 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)							
2019 reported	49.4	45.4	95.1	22.4	33.6	–	245.9
Disposals	(2.1)	(0.1)	–	–	(2.7)	–	(4.9)
2019 adjusted	47.3	45.3	95.1	22.4	30.9	–	241.0
Organic movement (2020)	**0.1**	**(5.2)**	**(14.5)**	**(3.4)**	**(4.0)**	**–**	**(27.0)**
Organic movement (2021)	**5.1**	**2.9**	**7.0**	**4.1**	**4.8**	**–**	**23.9**
Organic movement (2022)	**1.4**	**8.5**	**6.6**	**4.0**	**4.0**	**–**	**24.5**
2020, 2021 and 2022 movement on a constant basis	**6.6**	**6.2**	**(0.9)**	**4.7**	**4.8**	**–**	**21.4**

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)							
2022 reported	54.8	51.2	94.2	27.1	35.7	–	263.0
Disposals(2)	–	(0.8)	(23.3)	–	(1.9)	–	(26.0)
2022 adjusted	54.8	50.4	70.9	27.1	33.8	–	237.0
Organic movement	**(2.5)**	**0.1**	**3.9**	**(0.9)**	**(2.4)**	**–**	**(1.8)**
Acquisitions and disposals(2)	**0.1**	**0.8**	**6.0**	**–**	**1.3**	**–**	**8.2**
2023 reported	**52.4**	**51.3**	**80.8**	**26.2**	**32.7**	**–**	**243.4**
Organic movement %	**(5)**	**–**	**5**	**(3)**	**(7)**	**–**	**(1)**
2019 to 2023 reported growth %	**6**	**13**	**(15)**	**17**	**(3)**	**–**	**(1)**
2019 to 2023 growth on a constant basis %	**9**	**14**	**3**	**17**	**8**	**–**	**8**

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Sales							
2022 reported	6,682	5,740	5,624	1,945	2,403	54	22,448
Exchange	(51)	(149)	(4)	(19)	(1)	–	(224)
Disposals(2)	–	(36)	(884)	–	(195)	–	(1,115)
Hyperinflation	–	(213)	–	–	–	–	(213)
2022 adjusted	6,631	5,342	4,736	1,926	2,207	54	20,896
Organic movement	**(15)**	**553**	**317**	**132**	**71**	**33**	**1,091**
Acquisitions and disposals(2)	**23**	**22**	**225**	**6**	**156**	**–**	**432**
Exchange	**743**	**(205)**	**125**	**196**	**(48)**	**1**	**812**
Hyperinflation	**–**	**284**	**–**	**–**	**–**	**–**	**284**
2023 reported	**7,382**	**5,996**	**5,403**	**2,260**	**2,386**	**88**	**23,515**
Organic movement %	**–**	**10**	**7**	**7**	**3**	**61**	**5**

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Net sales							
2019 reported	4,460	2,939	2,688	1,130	1,597	53	12,867
Exchange	(34)	(19)	1	4	(2)	2	(48)
Reclassification	–	–	–	(10)	–	–	(10)
Disposals	(75)	(1)	(1)	(1)	(91)	–	(169)
2019 adjusted	4,351	2,919	2,688	1,123	1,504	55	12,640
Organic movement (2020)	**105**	**(358)**	**(423)**	**(169)**	**(200)**	**(16)**	**(1,061)**
Organic movement (2021)	**929**	**108**	**308**	**275**	**258**	**(18)**	**1,860**
Organic movement (2022)	**754**	**766**	**402**	**451**	**308**	**35**	**2,716**
2020, 2021 and 2022 movement on a constant basis	**1,788**	**516**	**287**	**557**	**366**	**1**	**3,515**

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Net sales							
2022 reported	6,095	3,212	2,884	1,525	1,682	54	15,452
Exchange[(1)]	(46)	(44)	(8)	(16)	(1)	–	(115)
Disposals[(2)]	–	(29)	(137)	–	(130)	–	(296)
Hyperinflation	–	(71)	–	–	–	–	(71)
2022 adjusted	6,049	3,068	2,739	1,509	1,551	54	14,970
Organic movement	**11**	**347**	**353**	**142**	**83**	**33**	**969**
Acquisitions and disposals[(2)]	**20**	**20**	**35**	**3**	**104**	**–**	**182**
Exchange[(1)]	**678**	**(41)**	**73**	**145**	**(39)**	**1**	**817**
Hyperinflation	**–**	**175**	**–**	**–**	**–**	**–**	**175**
2023 reported	**6,758**	**3,569**	**3,200**	**1,799**	**1,699**	**88**	**17,113**
Organic movement %	**–**	**11**	**13**	**9**	**5**	**61**	**6**
2019 to 2023 reported growth %	**52**	**21**	**19**	**59**	**6**	**66**	**33**
2019 to 2023 growth on a constant basis %	**41**	**30**	**24**	**62**	**30**	**62**	**35**

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Marketing							
2022 reported	1,200	577	490	243	199	12	2,721
Exchange	(12)	5	(2)	(3)	(2)	(1)	(15)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	–	–	–	–	–	1
Disposals[(2)]	–	(1)	–	–	(9)	–	(10)
Hyperinflation	–	(6)	–	–	–	–	(6)
2022 adjusted	1,189	575	488	240	188	11	2,691
Organic movement	**22**	**42**	**46**	**34**	**4**	**4**	**152**
Acquisitions and disposals[(2)]	**15**	**3**	**–**	**1**	**4**	**2**	**25**
Exchange	**134**	**(2)**	**12**	**21**	**(1)**	**2**	**166**
Hyperinflation	**–**	**17**	**–**	**–**	**–**	**–**	**17**
2023 reported	**1,360**	**635**	**546**	**296**	**195**	**19**	**3,051**
Organic movement %	**2**	**7**	**9**	**14**	**2**	**36**	**6**

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Operating profit before exceptional items							
2019 reported							4,116
Disposal							(29)
2019 adjusted							4,087
Organic movement (2020)							**(589)**
Organic movement (2021)							**627**
Organic movement (2022)							**995**
2020, 2021 and 2022 movement on a constant basis							**1,033**

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Operating profit before exceptional items							
2022 reported	2,454	1,017	711	538	315	(238)	4,797
Exchange[1]	(31)	(13)	(5)	(14)	11	(30)	(82)
Fair value remeasurement of contingent considerations and equity option	(32)	(36)	–	8	–	–	(60)
Acquisitions and disposals[2]	6	(18)	(26)	–	(18)	–	(56)
Hyperinflation	–	(1)	–	–	–	–	(1)
2022 adjusted	2,397	949	680	532	308	(268)	4,598
Organic movement	**(57)**	**103**	**200**	**62**	**37**	**(24)**	**321**
Acquisitions and disposals[2]	**(18)**	**(13)**	**5**	**–**	**27**	**(6)**	**(5)**
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	**87**	**25**	**–**	**1**	**–**	**–**	**113**
Exchange[1]	**280**	**18**	**20**	**66**	**(152)**	**(28)**	**204**
Hyperinflation	**–**	**23**	**–**	**–**	**–**	**–**	**23**
2023 reported	**2,689**	**1,105**	**905**	**661**	**220**	**(326)**	**5,254**
Organic movement %	**(2)**	**11**	**29**	**12**	**12**	**(9)**	**7**

Organic operating margin % [3]							
2023	**38.6**	**30.8**	**28.5**	**36.0**	**21.1**	**n/a**	**30.9**
2022	39.6	30.9	24.8	35.3	19.9	n/a	30.7
Margin movement (bps)	**(101)**	**(13)**	**363**	**72**	**126**	**n/a**	**15**

2019 to 2023 reported growth %	**28**
2019 to 2023 growth on a constant basis %	**33**

(i) For the reconciliation of sales to net sales, see page 54.
(ii) Percentages and margin movements are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(1) The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the US dollar and Mexican peso against the sterling, partially offset by the weakening of the Nigerian naira, Ghanaian cedi and the Turkish lira.
(2) Acquisitions and disposals that had an effect on volume, sales, net sales, marketing and operating profit in the year ended 30 June 2023, are detailed on page 236.
(3) Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

In the year ended 30 June 2023, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2022					
Acquisition					
Chase Distillery	–	–	–	–	1
Lone River Ranch Water	–	–	–	–	6
	–	–	–	–	7
Disposals					
USL Popular brands	(23.3)	(884)	(137)	–	(26)
Archers brand	(0.1)	(16)	(10)	–	(7)
Meta Abo Brewery	(0.3)	(16)	(12)	(1)	8
Picon brand	(0.7)	(20)	(19)	(1)	(12)
Guinness Cameroun S.A.	(1.6)	(179)	(118)	(8)	(26)
	(26.0)	(1,115)	(296)	(10)	(63)
Acquisitions and disposals	**(26.0)**	**(1,115)**	**(296)**	**(10)**	**(56)**
Year ended 30 June 2023					
Acquisitions					
Mr Black	**–**	**8**	**7**	**3**	**(2)**
Balcones Distilling	**–**	**4**	**4**	**4**	**(12)**
Mezcal Unión	**–**	**8**	**4**	**3**	**(1)**
21Seeds	**0.1**	**9**	**8**	**8**	**(9)**
Don Papa Rum	**0.1**	**10**	**10**	**3**	**(15)**
	0.2	**39**	**33**	**21**	**(39)**
Disposals					
USL Popular brands	**6.0**	**225**	**35**	**–**	**5**
Archers brand	**0.7**	**12**	**10**	**–**	**2**
Guinness Cameroun S.A.	**1.3**	**156**	**104**	**4**	**27**
	8.0	**393**	**149**	**4**	**34**
Acquisitions and disposals	**8.2**	**432**	**182**	**25**	**(5)**

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Profit attributable to equity shareholders of the parent company	**3,734**	3,249
Exceptional operating and non-operating items	**294**	405
Exceptional tax items and tax in respect of exceptional operating and non-operating items	**(186)**	(31)
Exceptional items attributable to non-controlling interests	**(141)**	(103)
Profit attributable to equity shareholders of the parent company before exceptional items	**3,701**	3,520
Weighted average number of shares	**million**	million
Shares in issue excluding own shares	**2,264**	2,318
Dilutive potential ordinary shares	**7**	7
Diluted shares in issue excluding own shares	**2,271**	2,325
	pence	pence
Basic earnings per share before exceptional items	**163.5**	151.9
Diluted earnings per share before exceptional items	**163.0**	151.4

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group's management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Net cash inflow from operating activities	**3,024**	3,935
Disposal of property, plant and equipment and computer software	**13**	17
Purchase of property, plant and equipment and computer software	**(1,180)**	(1,097)
Movements in loans and other investments	**(57)**	(72)
Free cash flow	**1,800**	2,783

Operating cash conversion

Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The measure is excluding any hyperinflation adjustment above the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2023 and 30 June 2022 were as follows:

	2023 £ million	2022 £ million
Profit for the year	**3,766**	3,338
Taxation	**970**	1,049
Share of after tax results of associates and joint ventures	**(370)**	(417)
Net finance charges	**594**	422
Non-operating items	**(328)**	17
Operating profit	**4,632**	4,409
Exceptional operating items	**622**	388
Fair value remeasurement	**(124)**	(60)
Depreciation, amortisation and impairment(1)	**496**	489
Hyperinflation adjustment	**(28)**	(10)
Retranslation to budgeted exchange rates	**(198)**	27
	5,400	5,243
Cash generated from operations	**4,779**	5,212
Net exceptional cash paid(2)	**25**	15
Post employment payments less amounts included in operating profit(1)	**25**	89
Net movement in maturing inventories(3)	**577**	360
Provision movement	**65**	58
Dividends received from associates	**(219)**	(190)
Other items(1)	**14**	(53)
Hyperinflation adjustment	**(29)**	(22)
Retranslation to budgeted exchange rates	**(198)**	42
	5,039	5,511
Operating cash conversion	**93.3%**	**105.1%**

(1) Excluding exceptional items.
(2) Exceptional cash payments for winding down our Russian operations was £13 million (2022 – £13 million) and for Supply chain agility programme was £12 million (2022 - £nil). In the year ended 30 June 2022 exceptional cash payments for other donations were £2 million.
(3) Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average invested capital

Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post employment benefit assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average invested capital for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Operating profit	4,632	4,409
Exceptional operating items	622	388
Profit before exceptional operating items attributable to non-controlling interests	(173)	(192)
Share of after tax results of associates and joint ventures	370	417
Tax at the tax rate before exceptional items of 23.0% (2022 – 22.5%)	(1,294)	(1,173)
	4,157	3,849
Average net assets (excluding net post employment benefit assets/liabilities)	8,924	8,428
Average non-controlling interests	(1,638)	(1,641)
Average net borrowings	14,949	12,859
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average invested capital	25,436	22,847
Return on average invested capital	**16.3%**	16.8%

Adjusted net borrowings to adjusted EBITDA

Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Borrowings due within one year	1,701	1,522
Borrowings due after one year	14,801	14,498
Fair value of foreign currency derivatives and interest rate hedging instruments	30	(73)
Lease liabilities	448	475
Less: Cash and cash equivalents	(1,439)	(2,285)
Net borrowings	15,541	14,137
Post employment benefit liabilities before tax	373	402
Adjusted net borrowings	15,914	14,539
Profit for the year	3,766	3,338
Taxation	970	1,049
Net finance charges	594	422
Depreciation, amortisation and impairment (excluding exceptional impairment)	496	492
Exceptional impairment	570	336
EBITDA	6,396	5,637
Exceptional operating items (excluding impairment)	52	49
Non-operating items	(328)	17
Adjusted EBITDA	6,120	5,703
Adjusted net borrowings to adjusted EBITDA	2.6	2.5

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Taxation on profit (a)	**970**	1,049
Tax in respect of exceptional items	**129**	31
Exceptional tax credit	**57**	–
Tax before exceptional items (b)	**1,156**	1,080
Profit before taxation (c)	**4,736**	4,387
Non-operating items	**(328)**	17
Exceptional operating items	**622**	388
Profit before taxation and exceptional items (d)	**5,030**	4,792
Tax rate after exceptional items (a/c)	**20.5%**	23.9%
Tax rate before exceptional items (b/d)	**23.0%**	22.5%

Other definitions

Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super and ultra-premium brands; The Singleton, Cardhu, Talisker, Lagavulin, Oban and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Haig Club whisky; Copper Dog whisky; Roe & Co; Bulleit Bourbon, Bulleit Rye; Orphan Barrel whiskey; Balcones whisky and rum; Tanqueray No. TEN and Tanqueray Malacca gin; Aviation, Chase, Jinzu and Villa Ascenti gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos, DeLeón and 21Seeds tequila; Mezcal Unión mezcal; Zacapa, Bundaberg Master Distillers' Collection, Pampero Aniversario and Don Papa rum; Shui Jing Fang, Seedlip, Belsazar and Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars include Buchanan's, Bundaberg, Crown Royal, JεB, McDowell's, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink, non-alcoholic variants and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

2. Contractual obligations and other commitments

	Payments due by period				
	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
As at 30 June 2023					
Long-term debt obligations	**1,459**	**3,614**	**2,982**	**8,651**	**16,706**
Interest obligations	**541**	**750**	**623**	**1,503**	**3,417**
Credit support obligations	**15**	**–**	**–**	**–**	**15**
Purchase obligations	**1,904**	**736**	**291**	**71**	**3,002**
Commitments for short-term leases and leases of low-value assets	**32**	**3**	**1**	**–**	**36**
Provisions and other non-current payables	**125**	**240**	**157**	**213**	**735**
Lease obligations	**93**	**131**	**88**	**239**	**551**
Capital commitments	**596**	**3**	**–**	**–**	**599**
Other financial liabilities	**218**	**–**	**–**	**–**	**218**
Total	**4,983**	**5,477**	**4,142**	**10,677**	**25,279**

Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable on an estimate of what the variable rates will be in the future. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. For certain provisions, discounted numbers are disclosed.

Corporate tax payable of £135 million and deferred tax liabilities of £2,183 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

Management believe that it has sufficient funding for its working capital requirements.

3. Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as "'will", "anticipates", "should", "could", "would", "targets", "aims", "may", "expects", "intends" or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo's fiscal 24 outlook, Diageo's medium-term guidance for fiscal 23 to fiscal 25, Diageo's supply chain agility programme, future Total Beverage Alcohol market share ambitions and any other statements relating to Diageo's performance for the year ending 30 June 2024 or thereafter.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There is a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to):
(i) economic, political, social or other developments in countries and markets in which Diageo operates, including macro-economic events that may affect Diageo's customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no-alcohol products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation; (x) Diageo's ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales; (xiii) Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo's ability to derive the expected benefits from its business strategies, including Diageo's investments in e-commerce and its luxury portfolio; (xvi) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo's products and consolidations by competitors and retailers; (xvii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xviii) movements in the value of the assets and liabilities related to Diageo's pension plans; (xix) Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xx) any failure by Diageo to protect its intellectual property rights.

In preparing the ESG-related information contained in this document, Diageo has made a number of key judgements, estimations and assumptions and the processes and issues involved are complex. The ESG-related forward looking statements should be treated with special caution, as ESG and climate data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks, market consensus or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice, and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty, and as a result, our actual results and developments could differ materially from those expressed or implied by the ESG-related forward-looking statements in this document.

In light of the uncertainty as to the nature of future policy and market responses to climate change, including between regions, and the effectiveness of any such responses, Diageo may have to re-evaluate its progress and evolve its approach towards its ESG ambitions, commitments and targets in the future, update the methodologies it uses or alter its approach to ESG and climate analysis and may be required to amend, update and recalculate its ESG disclosures and assessments in the future, as market practice and data quality and availability develops rapidly.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report on Form 20-F for the year ended 30 June 2023.

Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.

All readers, wherever located, should take note of these disclosures. This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2023.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

References in this document to information on websites are included as an aid to their location and such information is not incorporated in, and does not form part of, this document unless otherwise noted.

Non-financial reporting *boundaries* and *methodologies*

The non-financial reporting boundaries and methodologies outlined here relate to the social and environmental performance disclosures set out in the Annual Report and the ESG Reporting Index. We describe below the general reporting methodologies and boundaries related to both non-environmental and environmental reporting. Where there are exceptions to these general reporting methodologies and boundaries, these have been included with the specific metric in the tables that follow.

General reporting methodology and boundaries, covering both non-environmental and environmental metric reporting

I. Reporting period

Our reporting covers the financial year ended 30 June 2023 unless otherwise stated.

II. Scope

Unless otherwise stated[(1)], the boundaries for all non-financial information disclosed in the Annual Report and the ESG Reporting Index include the performance of the global operations of Diageo plc and its subsidiaries, together with the attributable share of the results of significant joint ventures and joint operations.

The reporting boundaries are based on the principles outlined by the non-financial reporting strategy of our management, the nature of each indicator and, in the case of our greenhouse gas (GHG) emissions metrics, the Greenhouse Gas Protocol.

Environmental data and health and safety data is collected and reported for all operational sites and office sites with more than 50 employees where we have operational control. The environmental impacts associated with leased facilities that do not meet the criteria already mentioned are excluded and considered immaterial to the company's overall impacts. This scope is reviewed every year to assess the data and extent of impacts.

GHG emissions associated with leased vehicles under operational control are being reviewed and reassessed to determine material significance to overall emissions and extent of overlap with Scope 3 indirect emissions. This review will be concluded in fiscal 24; our current estimate indicates leased vehicles may contribute 4%-5% of Scope 1 emissions or <0.5% of Scope 3 emissions.

Material changes to environmental reporting methodologies are ratified at quarterly 2030 grain to glass Strategic Business Review meetings, chaired by the President, Global Supply Chain & Procurement and Chief Sustainability Officer.

Exceptions to and limitations of each indicator are explained in the following pages section of this document.

III. Baseline and targets

The financial year ended 30 June 2020 is our baseline year. It applies to the majority of our 'Society 2030: Spirit of Progress' targets. Exceptions are described in the following pages. The baseline data is used as the basis for calculating progress against our targets.

We aim to achieve each target by fiscal 30, unless otherwise stated in the following pages of this document.

IV. Acquisitions and disposals

New acquisitions are included in the consolidated reporting for non-financial disclosure from the date when control passes or as soon as practically feasible, and no later than one year after assuming operational control.[(2)] This duration varies as each new acquisition has unique systems and processes that must be integrated. In case of disposals, data associated with the divestment is removed from the baseline, intervening years and current year unless otherwise stated in the following pages.

V. Restatements

We may have to restate historical data due to structural changes in our operations, including from acquisitions and divestments; improvements in data accuracy and calculation methodologies; material changes to relevant policies; and material changes in our non-financial reporting.

To determine whether we need to restate historical data, we examine whether the qualitative or quantitative impacts of the changes to our non-financial reporting are material enough to compromise the accuracy, consistency and relevance of the reported information. In case a restatement for environmental data is necessary, we restate the data for the baseline year and intervening years.

In case of our environmental data, we may need to adjust data to reflect updates to GHG emission factors, in line with the GHG Protocol recommendations; and any changes in reporting policy that result in a material change to the baseline of more than 1%. We also restate data where we can show that structural changes regarding outsourcing and insourcing have an impact of more than 1%. In certain cases, where historical data is unavailable, the environmental impacts for the baseline year and intervening years are extrapolated from current environmental impact data, based on production patterns.

In fiscal 23, the baseline year GHG emissions impacts were restated to reflect changes to CO_2e emission factors and updated calorific values.

(1) Non-financial information, including baseline information, excludes the performance attributable to one of our business units in Greater China due to local regulatory restrictions. We believe the exclusion of this data does not materially impact our non-financial performance. We restate baseline and intervening years' non-financial information to reflect divestments, acquisitions, the exclusion of a business unit in China due to local regulatory restrictions, and any other changes that would otherwise compromise the accuracy, consistency and relevance of the reported information.
(2) We define operational control using the definition of accounting standards for most of our ESG metrics. For greenhouse gas emissions, our definition is aligned with the Greenhouse Gas Protocol.

VI. Reliability and accuracy of data

We have processes that govern the collection, review and validation of non-financial data included in this report, at market, regional and global levels. We have clear reporting lines and documentation of our processes; this report provides more detail about our reporting methodologies and calculation processes. Reporting methodologies are reviewed and updated each year by leadership teams.

While we make every effort to capture all information as accurately as possible, it is neither feasible nor practical to measure all data with absolute certainty. Where we have made estimates or exercised judgement, this is highlighted within the reporting methodologies.

The metrics with the Δ symbol are within the scope of PwC's independent limited assurance reported to the Directors – see pages 263-266 of this document.

Some of our listed subsidiaries also publish sustainability information either as standalone reports or as part of their annual report. Examples of sustainable information reporting are linked below:

- United Spirits Limited: https://media.diageo.com/diageo-corporate-media/media/wxaflz30/united-spirits-limited-esg-reporting-index-2022.pdf
- Sichuan Swellfun Co, Ltd: https://www.swellfun.com/ueditor/php/upload/file/20230426/1682490877231414.pdf
- East Africa Breweries PLC: https://www.eabl.com/sites/default/files/documents/EABL_Sustainability_Report-2022.pdf
- Guinness Nigeria plc: https://www.guinness-nigeria.com/PR1346/aws/media/14677/f22-sustainability-report.pdf

VII. Reporting systems

We use four main systems to collect, validate and analyse reported data.

- Human Resources data is reported at site level using Workday, our global information management systems. HR data is collected on a monthly basis for all Workday markets.(1) Non-Workday markets(2) data is manually captured offline via HR Directors and the points of contact only for annual reports. Both Workday and non-Workday markets data are then consolidated.
- Health and Safety information for performance measures is collected locally, on a monthly basis, using site held incident reports. This is collated and analysed using a web-based information management system and reported externally on an annual basis.
- Environmental data is collected on key measures of environmental performance every year. This is collated and analysed using a web-based environmental management system.
- Market-level 'Society 2030: Spirit of Progress' data: Where 'Society 2030: Spirit of Progress' programmes are managed at a local level, data is collated every quarter. The data is compiled at market, regional and global levels, alongside our other 'Society 2030: Spirit of Progress' targets, and is reviewed by general managers, functional leadership teams, the 2030 grain to glass Strategic Business Review (SBR) and the Global Executive Committee during quarterly meetings.

This regular assessment of performance enables us to manage programme risks and opportunities and helps us ensure that we have the right level of resources to deliver on our commitments.

Scope and methodology of physical and transition climate risk scenario analysis reported on pages 72-78

Scenario analysis of physical risks

Important note on scenario analysis:

Climate risk scenario analysis has limitations: it is not a predictor of the future and it is limited by the assumptions used, which themselves are subject to uncertainty. No single scenario is likely to materialise in the coming decades, and we are all likely to be exposed to both physical and transition risks as the world continues to warm as a consequence of emissions already in the atmosphere. The pathway to reducing emissions is also highly variable, as governments and industry pursue a variety of means, such as introducing regulation and developing new technologies. Nevertheless, scenario analysis is a powerful tool to understand how our business could be impacted under certain plausible but severe future conditions, and it allows us to understand where risks and opportunities are most likely to materialise, to understand trends and to integrate these into our strategy.

Following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we conducted scenario analysis to determine the likely financial impact of the most important physical risks on our assets and operations. The physical risks we identified of most importance were:

1. Water supply: Inability to produce brands due to constrained water supply as a result of drought caused by chronic climate change.
2. Agricultural material supply: Increased cost of raw materials due to scarcity caused by changes in growing conditions caused by chronic climate change.
3. Site integrity: Inability to produce products, or damage to stored products due to acute weather events (floods or storms).
4. Disruption to agricultural material supply: Inability to receive agricultural materials due to acute weather events (floods or storms).

Using the best available climate data and natural catastrophe-modelling techniques, our climate resilience partners calculated projected Estimated Annual Losses (EALs) and Value at Risk (VaR) for the present day and two future time periods (the 2030s and 2050s) under two climate scenarios. For most climate variables, these climate scenarios include a 'moderate' emissions reduction pathway (RCP4.5 or SSP245) and a 'worst-case' pathway (RCP 8.5 or SSP 585). The results were expressed as:

Present day and projected EALs driven by:

- The impact of drought, river floods and tropical windstorms on owned and third-party-operated production assets.
- The impact of floods and tropical windstorms on supplier assets (glass and cans);

and present day and projected VaR associated with:

- The exposure of production assets to water stress.
- The exposure of production and supplier assets to tropical windstorms.

Please see the diagram on page 244 for a summary of the scope of our physical and transition risk assessments and scenario analysis.)

(1) Markets using our Workday online Human Resource system.
(2) Non-Workday markets refer to markets where the Workday online Human Resource system is not used.

A summary of the scope of our physical and transition risk assessments and scenario analysis

Timeframe	Short term (0-5yrs)		Medium term (2030)		Long term (2050)
Geography	All Diageo and key third-party operations in North America, Scotland (fiscal 21); India, Africa, Mexico and Turkey (fiscal 22); and Asia Pacific, Europe and Latin America and Caribbean (fiscal 23).				
Risk types	**Physical risks** Water (availability, quality, temperature), temperature, flooding, landslide, wildfires, wind, humidity			**Transition risks and opportunities**	
Temperature scenarios	+4 to +5°C (extreme) RCP 8.5'		+2 to +3°C (moderate) RCP 4.5'	1.5°C to 2°C (Paris agreement) RCP 2.6'	
Scope	**Raw materials** 1,200+ suppliers' sites Key raw materials* (wheat, barley, maize, cane and beet sugar, vanilla, aniseed, grapes, broken rice, sorghum, agave, dairy, hops) *+4 to +5°C scenario only	**Processing** Approximately 250 Diageo and third-party operations' sites Detailed assessments of 39 sites	**Distribution** Key road, rail routes Key sea ports (69)	**Risks reviewed** Policy and legal risks Technology risks Market risks Reputation risks	**Opportunities** Resource efficiency Energy source Products and services Markets
				Scenario analysis Energy Transport Packaging Raw materials	**Scenario analysis** Pack weight reduction Circular offerings

Scenario analysis of transition risks

Over fiscal years 21-23, we have conducted scenario analysis of the impact on our financial performance of transition risks stemming from a Paris-aligned scenario. Our modelling envisages a successful transition to a low-carbon economy in time to keep the temperature rise to 1-2^{0}C by 2100 and assumes a variety of decarbonisation challenges and opportunities relating to ingredients, energy, packaging and transport costs, and changes in demand for our products (to 2030 and 2050). Over consecutive years, we have refined the model and incorporated data relating to our entire business, including production volume, sales, raw materials and packaging costs, and projected growth rates by category and market to inform future scenarios.

In modelling the financial impact of a successful transition to a low-carbon economy, we considered two scenarios:

1. A baseline scenario which incorporates stated policies and national targets that are already in place and have detailed measures for their realisation; and
2. A transition scenario that assumes the world successfully reaches net zero emissions by 2050. This scenario considers necessary changes in the global energy sector and associated changes across all other sectors of the economy that can reasonably be modelled.

Both scenarios rely on a combination of internal assumptions (e.g., production costs, sales and margin growth rates, product mix, etc) and external factors (e.g., carbon pricing, greening of energy production, decarbonisation of industry). External models available from the International Energy Agency, the Intergovernmental Panel on Climate Change and other institutions were supplemented where necessary by our expert partners' internal models. Together, these models gave us a range of plausible assumptions designed to capture a trajectory of changes in demand, costs, prices, regulation, technology and capital investments in relevant markets and business segments, that could result in the world achieving net zero emissions by 2050. We looked at how combinations of these changes might affect us both positively (increased demand for sustainable products) and negatively (higher costs) and estimated the combined effect on our cash flow to both 2030 and 2050. Outlined in the table on page 245, below are the materials that most affect our input costs, which may go up or down depending on the situation. We have modelled costs based on our exposure to global versus local changes; so, for example, glass and aluminium are procured globally, while the cost of energy, for example, is always local. For each scenario, we then estimated the prices of major input costs, where relevant by geography, and modelled the impact they would have on our operating profit.

Input costs assessed in the scenario analysis by geography

Region	Global	UK	US	Canada	Mexico	Turkey	India	Africa	Asia Pacific	LAC	Ireland
Glass	●										
Aluminium	●										
Land transport	●										
Ocean transport	●										
Energy		●	●	●	●	●	●	●	●	●	
Electricity		●	●	●	●	●	●	●	●	●	
Raw materials:											
Barley	●										
Wheat	●										
Maize	●										
Rice	●										
Sorghum	●										
Sugar	●										
Vanilla								●			
Aniseed						●					
Agave					●						
Grapes						●					
Hops	●										
Dairy											●

Promote *positive* drinking

As a responsible business, we want to change the way people drink – for the better. This is why we promote moderate drinking and invest in education and programmes to discourage the harmful use of alcohol. Around the world, we reach audiences with messages that aim to change attitudes, whether it's highlighting the harm of underage drinking or binge drinking, warning of the dangers of drink driving, or using our brands to highlight the importance of moderation.

Our work speaks to audiences across the globe. We continue to innovate and look for ways to improve as we strive to engage more and more people through our work to promote positive drinking. This desire to learn and improve extends to how we measure and evaluate the impact of our work and its effect on changing people's attitudes.

We have reached our DRINKiQ target by launching it in all our markets where legally permissible, but we are determined to continue promoting DRINKiQ so that consumers have access to information that can increase their knowledge and awareness of the impact of harmful drinking.

Target	Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell
Performance measure	Number of markets that have launched DRINKiQ
Definition	• Markets required for DRINKiQ rollout were identified during the initial project scoping phase in fiscal 20. The baseline is the total number of Diageo markets where we live, work, source and sell. • 'Launched' means the DRINKiQ website is live and accessible by consumers in the market from November 2020.
Data preparation	• The Global Spirit of Progress team manages all aspects of DRINKiQ design, development and deployment (except China, where we had to use a local vendor for build due to firewall issues). • We engage and manage the global agency that is responsible for building and testing every website in every market throughout all stages of development, user acceptance testing and deployment. • The agency web developers who build the DRINKiQ website undertake a series of steps to deploy DRINKiQ to the production environment. Once the deployment is complete, the agency conducts testing to verify overall site performance and functionality is operating as intended. The completion of the testing concludes the deployment process, and the site/updates are deemed as 'live' since they are available on www.drinkiq.com.
Scope exception	Turkey is the only market in which we are unable to roll out DRINKiQ due to legal restrictions. Travel Retail Asia covers multiple geographical territories and is therefore not counted as an individual market in scope for delivering our DRINKiQ target.

Target	Leverage Diageo marketing and innovation to make moderation the norm – reaching 1 billion people with dedicated responsible drinking messaging
Performance measure	Number of people reached through campaigns and training specifically designed to promote moderation
Definition	We deliver responsible drinking campaigns and training through social media, viral videos, events, traditional media campaigns and other forms of marketing by Diageo brands.
Scope exception	Markets are only included where we have verifiable media data provided by third-party partners.
Reporting period	1 June to 31 May. Our baseline year for calculating cumulative progress is fiscal 21.
Data preparation	Data on how many people our campaigns reach is collected by our media agency partners and reported to us. Diageo's media agency partners manage measurement and verification of this data through various industry-standard practices optimised for each media channel. • Digital media: Cookies/pixels provide unique consumer identifiers. These identifiers provide us with the ability to estimate how many people we reach across a single campaign. • Non-digital media: Utilising industry-standard audience measurement for each platform, we can estimate how many people our campaigns reach for any TV, radio, out of home or other non-digital channel. For example, we utilise industry-standard metrics, such as Nielsen, to estimate viewer audience for a TV programme during which we ran an ad. For out of home, industry-standard measurement of foot traffic, vetted through third-party organisations, is used to estimate the number of people who pass by a billboard. To attempt to prevent double counting, we also adjust the data in the context of the adult population for each market. Each market's total annual reach figure comprises either the highest number of people reached in any given quarter in that market, or the highest number of people reached by a specific campaign in that market, whichever is the greater.
Limitations	Reach data cannot be as accurately deduplicated over periods of time longer than a year. When reporting how many people we reach over time periods of longer than one fiscal year, figures for individual fiscal years are added together to provide a cumulative number.

Target	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Performance measure	• Number of people educated on the dangers of underage drinking through a Diageo-supported education programme • Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo-supported education programme
Definition	SMASHED is our flagship underage drinking programme, developed and delivered in partnership with Collingwood Learning (Collingwood) and sponsored by Diageo. Our SMASHED partnership aims to change attitudes to underage drinking through live theatre performances and workshops and interactive online events. **Live:** A live or virtual theatre performance in schools or other community setting, with interactive workshops for students, resources for teachers and parents, and comprehensive evaluation. **Online**: An innovative and engaging e-learning course, telling the SMASHED story though filmed clips, with interactive learning tools, student assessment and teacher support. **Offline:** SMASHED Online can also be delivered offline through PowerPoint and video clips. **People educated:** Target age group (10-17), who have participated in the full 60-minute live or online learning experience. Completions for online are counted only on course completion, and live completion is counted when the number, as stated by the teacher, has completed the full 60-minute session, which is then confirmed by the local delivery partner. **Changed attitudes:** A young person who confirmed a changed attitude is someone who responds to the post-survey question by stating that they are less likely to drink underage. This is supported by evidenced progression through pre- and post-performance surveys against all other learning outcomes, with the 'less likely to drink underage' results as the core indicator.
Scope exception	**Local adaptations:** Collingwood has set criteria for partners – a local delivery partner, ministry of education (or similar) and sponsors – to support the success of local adaptations on the ground. Each delivery partner will culturally and linguistically adapt the storyline and interactive elements to suit the local audience, with guidance from Collingwood. Collingwood collaborates with delivery partners to ensure they comply with the original content while accommodating appropriate adaptations. This is also supported by programme sponsors and educational stakeholders to support links with existing curriculum. Evaluation questions remain consistent worldwide, both pre- and post-programme. Collingwood does not allow changes to the content or intent of the questions. The only adaptations made are for language translation.
Reporting period	The complexity of gathering data from hundreds of schools globally with different academic years means there is a lag in reporting information from our live programmes. Each financial year we include data from 1 June to 31 May. The baseline year for the reporting of cumulative progress towards our target is our financial year ended 30 June 2018; reporting is therefore cumulative progress from July 2018 onwards.
Data preparation	The number of people educated is supplied by in-country delivery partners to Collingwood. When SMASHED is delivered by a third-party and is partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to. From September 2022, where an audience numbers over 500 students in one session, we have categorised these as 'large-scale special events'. Where large-scale events are run if there are a sufficient number of facilitators (ratio 1:200) then the full number of people educated is included. If the number of facilitators present is below this ratio, then the number of people in attendance are capped at the large-scale event number. The number of people educated is calculated by adding together the number of people reached in each country. SMASHED Live operates pre- and post-evaluation surveys of at least 20% of the target audience of young learners as part of the programme on the day. This represents 20% of the participating schools on each tour. The following sampling criteria have been established to measure attitude change: • Assess 20% of programme participants through pre- and post-evaluation surveys. • The participants that make the 20% sample have to be selected randomly. • If the sample is less than 200 people, the same participants must take the pre- and post-evaluation surveys. • The sample has to be approximately 50% male and 50% female. The number of people who confirmed changed attitude is calculated by projecting the results of the survey, for those who have confirmed in the post-survey question that they are less likely to drink underage, to the total number of people educated for the events run. The data, alongside supporting evidence is supplied by delivery partners and then consolidated and reviewed by Collingwood before being shared with us for review and reporting. We have assumed that teachers are an impartial and accurate provider of student numbers, with clear knowledge of the groups allocated to SMASHED. We have also assumed that students participating in SMASHED Live and Online have adequate literacy skills to understand and complete written evaluation forms.

Target (continued)	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Limitation	We consider double counting to be highly unlikely, given the activity is only delivered once to any audience within the curricular requirements for the year. No unique personal identifiers are collected, for data privacy reasons. • We avoid having schools run SMASHED Live and Online concurrently by offering only a single option in the vast majority of countries. Where two programmes are available, we mitigate the risk of duplication by offering programmes strategically to different school areas. In the unlikely event a school uses SMASHED Online and SMASHED Live, we assume that the school will utilise courses for different student groups. We mitigate the risk further by checking participating school data quarterly and communicating with teachers. • We have assumed that the number of students expected to either repeat a year group or change secondary schools is negligible, based on the most recent statistics from third parties.

Target	Extend our UNITAR partnership, and promote changes in attitudes to drink driving, reaching five million people by 2030
Performance measure	• Number of people educated about the dangers of drink driving • Number of people who confirmed attitudinal change on the dangers of drink driving through the Diageo supported programme • Number of law enforcement officers trained through the UNITAR High Visibility Enforcement (HVE) programme.
Definition	We run two programmes that aim to address the dangers of drink driving. Our Wrong Side of the Road (WSOTR) programme, primarily delivered online, is designed to help people understand the consequences of drink driving by listening to the repercussions for people who decided to get behind the wheel after drinking. All stories are real and aim to help prevent other people from making the same mistakes. The purpose is to show the effects that this decision can have on the individual and the people around them, helping viewers to consider what would happen if they were in a similar situation. We also partner with UNITAR on its high-visibility enforcement training programme, an online training course which aims to help government and law enforcement officials design and implement interventions that contribute to reducing the number of alcohol-related fatalities and injuries. Changed attitudes: A person who confirmed a changed attitude is someone who responds to the post-experience survey by stating that they are less likely to drink and drive because of participating in the Diageo learning experience.
Scope exception	For programmes that are partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to.
Reporting period	1 July to 30 June. Our baseline year is fiscal 22.
Data preparation	To measure attitude change, at least 20% of WSOTR participants are assessed through a pre- and post-programme survey as to whether they are less likely to drink and drive because of their participation. The different formats are reported in the following ways: • Online: The online completions are reported daily through a data report pulled from Diageo's internal PowerBi system. • Online through third parties: Depending on the format, their numbers can either be generated by the main system through the daily report or through their own reports. They must provide back-up data, which is then validated by the Diageo global team. • Offline: In markets where internet access is a challenge, we have tailored the experience to be used offline at events or high-footfall locations. Completions are captured on forms that are then collated and input to a report. These reports are submitted quarterly and reviewed and verified by the global team.
Limitations	-

Doing *business the right way* from grain to glass

We want to do business in the right way every day, everywhere. This is about ensuring our people and suppliers demonstrate integrity, live our values, and behave in an ethical way that underpins our Code of Conduct. We expect everyone who works for us and alongside us to uphold human rights and stand up for what is right, as we grow sustainably and responsibly.

Governance and *ethics*

Working with integrity is an important part of who we are and how we achieve our performance ambition to be the best performing, most trusted and respected consumer products company in the world.

Performance measure	Code of Business Conduct Mandatory Training
Definition	Annually, we request all Diageo employees to complete the Code of Business Conduct e-learning. This requires employees to confirm their commitment to their compliance and ethics accountabilities, and certify that they have read, understood, and complied with our Code of Business Conduct and supporting Global policies.
Scope exception	Employees on long-term leave e.g. family leave, sickness leave.
Data preparation	We deliver the Code of Business Conduct e-learning through our global online training tool, My Learning Hub, which holds a record of who has participated in and completed the course. Participation and completion records are reported to market and function leadership teams and reviewed by Business Integrity leads.
Limitation	-

Performance measure	SpeakUp
Definition	We inform all employees and third parties about our SpeakUp whistleblowing telephone service and online portal, which is available in all 20 of our Code languages. The service is run by an independent external party 24 hours a day, 365 days a year.
Scope exception	-
Data preparation	We capture allegations reported either via SpeakUp or our internal channels in our global breach management tool.
Limitation	-

Performance measure	Reported and substantiated breaches
Definition	Reported breaches are potential breaches of our Code of Business Conduct, policies or standards made known to the business, either via our SpeakUp service or brought to our attention internally. Substantiated breaches are those reports that ultimately result in sufficient evidence being gathered to support the concern raised.
Scope exception	-
Data preparation	We update the number of substantiated breaches and Code-related leavers from previous years to include the outcomes of those reports made in one financial year – but for which the investigation and any associated disciplinary actions are not closed until the following financial year, after the Annual Report has been published. This enables us to make a full and accurate year-on-year comparison.
Limitation	-

Performance measure	Human rights impact assessments
Definition	Diageo has been a signatory to the UN Guiding Principles on Business and Human Rights (UNGPs) since 2014. As part of our commitment to act in accordance with the UNGPs, we partnered with Business for Social Responsibility in 2016 to formulate our human rights strategy and deliver a Human Rights Impact Assessment (HRIA) in all of our markets. An HRIA is a process for identifying, understanding, assessing and addressing the adverse effects of business activities on the human rights of impacted rights-holders such as workers and community members.
Scope exception	To date, we have conducted HRIAs in Australia, Brazil, China, Colombia, Ghana, Guatemala, India, Kenya, Mexico, the Middle East, Nigeria, North America (United States and Canada), North Asia (South Korea and Japan), PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile), South Africa, Tanzania, Thailand, Turkey, Uganda and the United Kingdom. From fiscal 24, all direct operations will be required to complete a detailed annual human rights self assessment questionnaire, and take remedial action where necessary.
Data preparation	We have conducted a corporate-level risk assessment and mapped our global policies and processes against the UNGPs, while also considering risks in different geographies using our understanding and external reference data. Following the corporate-level assessment, we developed a comprehensive human rights impact assessment toolkit to guide our markets through a systematic review of their businesses to identify and assess potential human rights impacts, including modern slavery risks, throughout our value chain. Where assessments identify human rights concerns or suggest our approach can be strengthened to better identify and prevent risk, we put in place robust action plans to resolve matters, working with external experts when appropriate.
Limitation	We have completed an HRIA in every market, but not every country. We discuss significant actual and potential negative impacts on local communities at global and local levels but do not collate and report this by specific every location.

Our *people*

At Diageo, we strive to create an environment where all our people feel they are treated fairly and with respect. We commit to understanding what it means to act with integrity in our roles, to ensure we are doing business in the right way, meeting external expectations and our own standards. Our global health and safety ambition and strategy are designed to ensure all our people are safe when working, on site, at home and on the road, every day, everywhere.

Employee profile data

Performance measure	Average number of employees by region by gender	Average number of employees by role by gender
Definition	Employees have been allocated to the region in which they reside.	Employees have been allocated to the role in which they occupy. We define Executive as a member of the Executive Committee; Senior Manager (SL, L2, L3) as those in top leadership positions excluding Executive Committee members; Line Manager as all Diageo employees (excluding Executive Committee members and Senior Managers) with one or more direct reports; and Supervised employee as all remaining Diageo employees (excluding Executive Committee members, Senior Managers and Line Managers) who have no direct reports.
Scope exception	All Diageo employees are in scope for this performance measure. However, people data from joint ventures and associates where Diageo does not have operational control are not included.	All Diageo employees are in scope for this performance measure. However, people data from joint ventures and associates where Diageo does not have operational control are not included.
Data preparation	Total employee data comprises our average number of FTE employees across 12 months. Employee data is captured globally through financial and HR information and reporting systems. Employee type includes Regular, Graduates and Fixed Term Contract (FTC) across all markets. Data from markets where Diageo has not implemented its global HR system is collected by local HR teams to form a total Diageo view.	Employee data comprises our average number of FTE employees across 12 months except Executives, which are reported as of 30 June 2023 because of the small population size. Employee data is captured globally through financial and HR information and reporting systems. Employee type includes Regular, Graduates and Fixed Term Contract (FTC) across all markets. Data from markets where Diageo has not implemented its global HR system is collected by local HR teams to form a total Diageo view.
Limitation	Joint operations are included but, where Diageo does not have operational control, only high-level regional data is available. Markets where our global HR system, Workday, is not in place are reliant on manual data collection or, in some cases, we may not be able to obtain data. These markets include Ypioca, Zacapa, United Spirits Limited – India (partial), Casamigos, Balcones, Davos, Vietnam Spirits and Wine, Don Papa Rum, Moet Hennessy Diageo, Korea (partial), Japan JWS, Angola and Northern Cyprus.	Joint operations are included but, where Diageo does not have operational control, only high-level regional data is available. Markets where our global HR system, Workday, is not in place are reliant on manual data collection or, in some cases, we may not be able to obtain data. These markets include Ypioca, Zacapa, United Spirits Limited – India (partial), Casamigos, Balcones, Davos, Vietnam Spirits and Wine, Don Papa Rum, Moet Hennessy Diageo, Korea (partial), Japan JWS, Angola and Northern Cyprus.

Health and safety

Performance measure	Lost-time accident frequency rate (LTAFR)
Definition	The LTAFR is the number of lost-time accidents (LTAs) per 1,000 full-time employees (Occupational Health & Safety (OH&S) FTE). We define an LTA as any work-related incident resulting in injury or illness, where a healthcare professional or Diageo recommends one or more full days away from work, or where a job restriction or modification prevents the employee from conducting their routine tasks and activities and from working a full shift. We consider an injury or illness to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the resulting condition, or significantly aggravated a medically documented and treated pre-existing injury or illness. LTA numbers also include any OH&S FTE work-related fatalities. In line with industry best practice, for the purposes of calculating this KPI, we include all Diageo employees, as well as temporary staff and contractors who work under our direct day-to-day supervision in our definition of OH&S FTE.
Scope exception	We have looked closely into which home-working injuries should be in scope for reporting: for example, an injury would be in scope if caused by an activity involving work-related equipment, such as an employee injuring a finger by getting it trapped in a laptop cover. If the injured person did not report the accident on the same shift to their immediate line manager and/or Diageo point of contact, unless there are reasonable grounds, this accident is not in scope as work-related.

Data preparation	We collect and report safety data for all sites where we have full operational control, including all office sites. It includes newly acquired businesses as soon as resources and systems are in place, and no later than one year after we have assumed operational control. We exclude safety data associated with any divestments during the current reporting year from reporting in the current period. When an incident occurs at any site (operational, corporate office, remote commercial and remote home-working environments), the local line manager and local health and safety team will initiate an accident investigation and root-cause analysis. If the accident is classified as an LTA, then the local health and safety representative will escalate to the site leadership team, who will in turn escalate to regional, market and global leadership. Each month, sites are required to submit details associated with all incidents, accidents and LTAs, as well as OH&S FTE data for their site. OH&S FTE data is primarily obtained directly from the global HR/payroll system or estimated using employee numbers, average number of hours worked, absences and overtime information, if actual data is not readily available. Contractor agencies provide data on the hours worked by each contractor. This is then combined with Diageo employee data to calculate the total FTE data for the month. Safety data and OH&S FTE data is reported at site level using our global data management system.
Limitation	We do not report LTAFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	**Total recordable accident frequency rate (TRAFR) less than 3.5**
Definition	TRAFR is the sum of all work-related accidents including OH&S FTE/non-FTE (contractors) fatalities on Diageo premises, OH&S FTE/non-FTE LTAs, OH&S FTE medical treatment cases (MTC), and non-FTE permanent location-based MTCs, expressed as rate per 1,000 OH&S FTEs plus permanent location-based non-FTEs. We consider an injury or illness to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the resulting condition, or significantly aggravated a medically documented and treated pre-existing injury or illness.
Scope exception	As under LTAFR
Data preparation	As under LTAFR
Limitation	We do not report MTCs for non-site-based contractors.

Performance measure	**Number of fatalities**
Definition	A fatality includes any work-related fatality of an employee or contractor under our direct supervision in their day-to-day work environment (on or off our premises), or any work-related fatality suffered by a third-party or contractor (non-FTEs) while on our premises. We consider a fatality to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the event.
Scope exception	-
Data preparation	As under LTAFR
Limitation	-

Performance measure	**Lost-time injury frequency rate (LTIFR)**
Definition	Lost-time injury frequency rate (LTIFR) is a standard Occupational Safety and Health Administration (OSHA) metric that measures the number of lost-time injuries occurring in a workplace per one million hours worked.
Scope exception	As under LTAFR
Data preparation	As under LTAFR
Limitation	We do not report LTIFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	**Lost-time injury rate (LTIR)**
Definition	LTIR is a standard OSHA metric that calculates the number of lost-time injuries occurring in a workplace per 200,000 hours worked.
Scope exception	As under LTAFR
Data preparation	As under LTAFR
Limitation	We do not report LTIR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	**Employee Engagement Index**
Definition	The Employee Engagement Index is calculated as the percentage of respondents who answer positively to three questions in our Your Voice survey: I am proud to work for Diageo; I would recommend Diageo as a great place to work; I am extremely satisfied with Diageo as a place to work.
Scope exception	–
Reporting period	The data was collected between 6 and 31 March 2023, so the results are based on feedback from participants in that particular window.
Data preparation	The index is calculated from an anonymous annual survey run by an independent third-party.
Limitation	Contractors and employees on long-term leave are excluded.

Champion *inclusion* and *diversity*

Championing inclusion and diversity is at the heart of what we do, and is crucial to our purpose of 'celebrating life, every day, everywhere'.

We have set ourselves ambitious goals to drive progress, inside our business and beyond. They range from increasing representation of women and people from ethnically diverse backgrounds in our leadership, to using our media spend and influence to promote progressive portrayals in marketing, working with diverse creative teams and diverse-owned suppliers and supporting people in our local communities with hospitality and business skills.

Ambition	**Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030**
Performance measure	Percentage of female leaders globally
Definition	Leadership roles comprise Executive Committee members (Exec), Senior Leaders (SL), Level 2 (L2) and Level 3 (L3) roles, some of which will be vacant at any point in time. Employee type includes those on regular and fixed-term contracts.
Scope exception	Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations or associates where Diageo does not have operational control.
Data preparation	The KPI is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year. The total leadership population is calculated from markets that collect gender information through Workday, enabling all employees in scope to self-disclose this information. Gender data is disclosed by employees themselves on a voluntary basis on our online Human Resources system (Workday). All leaders in scope have the ability to disclose gender information on Workday.
Limitations	Where employees have chosen not to declare their gender, this information is excluded from the gender representation data.

Ambition	**Champion ethnic diversity with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030**
Performance measure	Percentage of ethnically diverse leaders globally
Definition	Leadership roles comprise Executive Committee members (Exec), Senior Leaders (SL), Level 2 (L2) and Level 3 (L3) roles, some of which will be vacant at any point in time. Employee type includes those on regular and fixed-term contracts. We define ethnically diverse as those ethnic groups who are, or were historically, systematically under-represented, disenfranchised and/or economically excluded. Ethnically diverse people can be a majority or a minority in a country.
Scope exception	Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations or associates where Diageo does not have operational control.
Data preparation	The KPI is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year. Ethnicity data is disclosed by employees on a voluntary basis on Workday. The relevant ethnicity fields are based on the country in which the individual is employed to ensure all are culturally relevant. Ethnicity is selected by individuals within the Leadership population from a pre-defined list that encompasses those ethnic types most readily seen within the specific country, based on local census and governmental data. We determined eight categories of ethnicity, considering Diageo's market footprint, historic under-representation and alignment across regions: Asian, Black, Hispanic/Latin American, Indian, Indigenous, Middle Eastern and Turkish, Mixed and Other Ethnic Groups. If an individual has identified as another type of local ethnicity, the people analytics team manually assign them to the closest fit, for the purposes of this data gathering exercise only. Although employees based in India (Diageo India and Diageo Global Business Operations) are on the Workday system, they do not submit ethnicity data through Workday due to cultural sensitivities. So, self-disclosure is not the basis for data capture. Nationality is obtained by the local HR team through official identification documents by employees during the onboarding process and disclosed on Workday. Indian nationals are recorded by HR as being of Indian ethnicity. For India-based employees not of Indian nationality, the local HR director confirms their ethnicity through a confidential conversation with the individual. Based on a third-party study commissioned by Diageo, 'Hispanic/Latin American' is adopted as a term to categorise all people originating from the Latin America and Caribbean (LAC) region, including both indigenous and historically migrant populations. For the purposes of this data gathering exercise, all employees identifying as White with a LAC nationality have been recorded as Hispanic/Latin American. Non-LAC nationals are mapped to their identified ethnicity.
Limitations	Employees who identify as White, declined to self-identify or have not disclosed their ethnicity are not counted as ethnically diverse.

Ambition	**Accelerate inclusion and diversity in our value chain, increasing the share of our global spend with diverse-owned and disadvantaged businesses to 15% by 2030**
Performance measure	Percentage of spend with diverse-owned and disadvantaged businesses
Definition	We define diverse-owned suppliers as for-profit businesses majority owned and operated by under-represented communities, including (but not limited to) women, ethnic minorities, LGBTQIA+, people with disabilities and other minority groups identified in the markets where we source. Although we try to define diverse businesses consistently across all our markets, we recognise that diversity can differ across geographical regions, cultures and communities. This means that we define ethnic minority groups on a local level rather than global. In addition, in some markets, we have identified other regionally specific under-represented groups to make sure we are as inclusive as possible. Disadvantaged businesses include smallholder farmers. The UN's Food and Agriculture Organization describes a smallholder farmer as one who farms an area below the median threshold of their country. For the purposes of supplier diversity reporting, we consider a smallholder farmer in Africa to be one that farms an area of less than ten acres. In other markets, we use locally recognised guidance, such as for agave farmers in Mexico where the Consejo Regulador del Tequila defines this as 50,000 plants. These suppliers, which can be individuals or farm families, are widely considered to be disadvantaged because of factors including their size and exposure to global commodity markets. Where our direct suppliers are not diverse-owned, we will consider spend with disadvantaged businesses in their own value chains. This is considered as tier two direct diverse spend.
Scope exception	Spend from categories that are deemed as non-influenceable is excluded from our baseline spend and diverse spend calculations. Examples include customs charges, taxation and charitable donations.
Reporting period	1 July to 30 June. Our baseline year is fiscal 22.
Data preparation	Our total global spend is extracted from our global enterprise software, SAP, and also from other local market enterprise resource planning systems, with spend identified as non-influenceable deducted from this amount. Our spend with diverse-owned and disadvantaged suppliers is calculated as a percentage of this total spend, and is considered our tier 1 diverse spend total. We ask our direct suppliers who are not diverse-owned to report their spend with diverse-owned business in their supply chains, and we calculate our tier 2 diverse total from these submissions. Our tier 1 and tier 2 spend calculations are combined and are reflected in the total spend reported against this target.
Limitations	-

Ambition	**Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes**
Performance measure	Number of people reached through Learning for Life and other skills programmes
Definition	Our business and hospitality skills training programmes, including Learning for Life, aim to increase participants' employability, improve livelihoods and support a thriving hospitality sector that works for all. The core curriculum includes modules on technical skills, life skills and inclusion and diversity.
Scope exception	Only markets running business and hospitality programmes are in scope. Markets with no such programmes are Australia, South Korea, Turkey and Eastern Europe. For entrepreneurship programmes to be included, the metric owner determines that the initiatives are appropriate to be included under the definition of providing business or hospitality skills related to our value chain.
Data preparation	We collate the number of beneficiaries of Learning for Life and other skills programmes through participant programme completion records (collected face to face or via our online training systems) maintained by Diageo programme managers or third-party delivery partners. We make sure double counting is avoided through programme registration and completion records.
Limitation	Accuracy relies on the quality of data provided by our third-party delivery partners.

Ambition	**Through the Diageo Bar Academy (DBA), we will provide 1.5 million training sessions delivering skills and resources to help build a thriving hospitality sector that works for all**
Performance measure	Number of participations in training sessions delivered through Diageo Bar Academy
Definition	We measure the number of participations in DBA training sessions. One individual could receive multiple training sessions and each training participation would count towards our target. The DBA delivers a range of hospitality skills training to owners, managers, bartenders and wait staff with the objective of raising professional standards in the industry and helping professionals and businesses to thrive. Examples of course content include alcohol category knowledge, drink preparation skills, serving skills including responsible serving, business and bar management skills. Training includes physical, virtual, e-learning and masterclass tutorials.
Scope exception	-
Data preparation	Participants in all these DBA trainings are included in this performance measure. Diageo obtains data on the number of participations in trainings delivered in different ways depending on the types of course, as outlined below: • Physical training: attendance number in face-to-face sessions delivered to groups of participants • Virtual training: attendance number in live online sessions • E-learning: number of completions of self-directed learning courses • Masterclass: number of attendances at Live Tutorials and number of viewers of the recorded sessions From fiscal 23 we include online training data from China, where different digital platforms are used.
Limitation	Accuracy of data in case of physical trainings relies on third-party delivery partners.

Ambition	**Ensure 50% of beneficiaries of our community programmes are women and that our community programmes are designed to enhance diversity and inclusion of under-represented groups**
Performance measure	Percentage of beneficiaries of our community programmes who are women
Definition	For Learning for Life (or equivalent) programmes, we measure the number and percentage of women who have gained business and hospitality skills.
Scope exception	Our scope currently includes female beneficiaries of registered business and hospitality skills programmes. In future, the scope of this target will also include female representation on our water sanitation and hygiene (WASH) committees and women who benefit from initiatives such as our smallholder farmer programmes.
Data preparation	For Learning for Life programmes (and other skills programmes), we collect data on the number of female participants through training records managed by Diageo programme managers or third-party delivery partners.
Limitation	Accuracy relies on the quality of data provided by our third-party delivery partners.

Pioneer *grain-to-glass sustainability*

Our continued long-term success depends on the people and planet around us. Our work to pioneer grain-to-glass sustainability is divided into three areas: preserve water for life, accelerate to a low-carbon world and become sustainable by design.

Our water stewardship strategy, 'Preserve Water for Life', outlines how we manage water in our supply chain, operations and communities, as well as advocate for collective action to improve water security. We started our decarbonisation journey in 2008, and we aim to reach net zero across our direct operations by 2030, using 100% renewable energy everywhere we operate. We are also committed to reducing our value chain carbon emissions by 50% by 2030. We are working to reduce our carbon footprint by reducing packaging, increasing recycled content and are focusing on regenerative agriculture.

Preserve *water* for *life*

Our strategy is based on best practice water stewardship in three areas: water accessibility, availability and quality. We are also working in partnership to better manage water globally and to lead collective action in critical water basins.

Target	**Reduce water use in our operations with a 40% improvement in water-use efficiency in water-stressed areas and a 30% improvement across the company**
Performance measure	Water use efficiency per litre of product packaged (Litres/Litre)
Additional performance measure	Percentage improvement in litres of water used per litre of product packaged from the prior year
Definition	We prepare and report water withdrawal (use) from sites where we have operational control, using internally developed reporting methodologies based on the GRI Standards. Water withdrawal includes water obtained from ground water, surface water, mains supply and water delivered to the site by tanker, less any clean water provided back to local communities directly from a site. Uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea, and rainwater collection are excluded from reported water withdrawal data. For water-stressed only: We define water-stressed areas using the World Resources Institute (WRI) Aqueduct tool, UN definitions and internal survey information. During the reporting period, we identified 40 of our sites as located within water-stressed areas. An assessment of our sites located in water-stressed areas is completed every two years and includes any new-build or acquired sites and excludes any sites divested.
Scope exception	The volume of water used at Diageo-operated agricultural lands – in Brazil, Mexico and Turkey – is quantified and reported separately.
Data preparation	Water withdrawal (use) is measured primarily from meter readings and invoices. In limited cases, estimates are used. Water efficiency per litre of packaged product is calculated by dividing total water withdrawal by the total packaged volume. We use litres of packaged product as the measure for comparison, because this indicates how much water has been used relative to the amount of finished product that has been packaged. We measure litres of packaged product by site and aggregate them at group level. For fiscal 23, the total volume packaged used for the denominator in efficiency indicators is 3,801,239,185 litres$^{\Delta}$.
Limitation	In limited cases (e.g., failure or malfunction of water meters), estimates are used for water withdrawals.

Δ Within the scope of PricewaterhouseCoopers LLP's (PwC) independent limited assurance reported to the Directors. For further detail and the reporting methodologies, see pages 242-266.

Target	Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026
Performance measure	Annual volumetric replenishment capacity of projects developed (m^3)
Definition	This performance measure is total water replenishment capacity created in fiscal 23 in water-stressed areas. We define replenishment (or volumetric water benefit), in line with the WRI, as the volume of water resulting from water stewardship activities that modify the hydrology in a beneficial way and/or help reduce shared water challenges, improve water stewardship outcomes, and meet the targets of Sustainable Development Goal 6. Replenishment capacity created by replenishment projects is calculated by reference to Diageo's Water Replenishment Implementation Guide and Technical Protocol. When projects are delivered by a third-party and partially funded by Diageo, to avoid double counting, we only claim the proportion of volumetric capacity attributable to Diageo. We define water-stressed areas using the WRI Aqueduct tool (at the Minor Basin level), UN definitions and internal survey information. During the reporting period, we identified 40 of our sites as located within water-stressed areas. An assessment of our sites located in water-stressed areas is completed every two years and includes any new-build or acquired sites and excludes any sites divested. In order to be considered within the annual volumetric replenishment capacity, replenishment projects need to be in a water-stressed area (i.e., a site's water catchment and/or water-stressed water basins from which we source local raw materials). The methodology for calculating the volume of water replenished for Diageo's Water Replenishment Programme is based on the WRI's Volumetric Water Benefit Accounting: A Method For Implementing and Valuing Water Stewardship Activities (2019, www.wri.org/research/volumetric-water-benefit-accounting-vwba-method-implementing-and-valuing-water-stewardship), which is a "comprehensive, standardised and science-based methodology to calculate and evaluate the benefits of water stewardship activities." We detail the approach adopted and mathematical calculations applied in the Diageo Water Replenishment Programme Technical Protocol (2019) and provide a step-by-step implementation guide for markets to ensure consistency and robust controls: Diageo Water Replenishment Implementation Guide (2022).
Scope exception	–
Reporting period	1 June to 31 May (previously 16 June to 15 June; see under Limitation, below).
Data preparation	Data required to calculate the indicative volume of water replenished is collected by an implementation partner and confirmed on completion of the project. This data is then validated by an external validator, and confirmed by the Diageo global lead for water. The Diageo Water Replenishment Implementation Guide provides templates for calculating water volume replenished - the estimated volumes are pre-validated by the global team before the project is implemented. Volumes are then validated again after the commissioning of the project. The project volumes for fiscal 26 are restated every year to reflect latest estimates and previous fiscal actuals.
Limitation	The complexity of gathering data from multiple projects globally means there can be a delay in reporting information. This means we currently include data from projects completed by 31 May 2023 to allow us to consolidate data by fiscal year end.

Target	**Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets**
Performance measure	Percentage of water-stressed markets with investment in WASH
Definition	This target tracks funding committed and spent on new WASH facilities to improve local community access to clean water, sanitation or hygiene in communities within the same water basin as our sites and local sourcing areas. We usually define Diageo's markets as countries or locations where we operate or sell our products. To ensure comprehensive coverage, this KPI instead defines each market as an individual country, as set out on page 40. This means that the KPI considers water stress and investment at a country level, rather than at a market level. We define water-stressed areas using the WRI Aqueduct tool at the minor basin level, UN definitions and internal survey information. During the reporting period, we identified 40 of our sites across 12 countries as located in water-stressed areas, with 34 of these locations currently operational and six non-operational. An assessment of our sites located in water-stressed areas is completed every two years and includes any new-build or acquired sites and excludes any sites divested. The KPI is calculated as a percentage of the number of water-stressed markets in which Diageo has invested in WASH programmes in the same minor water basin as the site, divided by the total number of (in scope) water-stressed markets in which Diageo operates.
Scope exception	The scope excludes water-stressed markets in which Diageo operates where there is no demand or requirement for new community WASH projects (Turkey, Indonesia, Seychelles). These exclusions are verified by an expert implementing partner, and are based on government, WRI or World Health Organization information on WASH risk and availability. It also excludes Diageo WASH projects in markets that are not assessed as water stressed or where we do not have direct operations (for example, Myanmar).
Reporting period	1 June to 31 May
Data preparation	Data on the WASH programmes, including locations, clean water yield, and the number of people (including the number of women) who benefit is calculated by NGO delivery partners and validated by an external validator. The KPI is calculated as a percentage, i.e., the total number of water-stressed markets in which Diageo has invested in WASH programmes divided by the total number of (in scope) water-stressed markets in which Diageo operates.
Limitation	The complexity of gathering data from multiple projects globally means there can be a delay in reporting information. This means we currently include data from projects completed by 31 May 2023 to allow us to consolidate data by fiscal year end.

Target	**Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact**
Performance measure	Percentage of priority water basins with collective action participation
Definition	We identify priority water basins using a Diageo criticality assessment (based on expert judgement and consumption volumes) and those facing high water risk, according to the WRI Aqueduct tool. These basins would benefit most from Diageo operational sites participating in collective action to address identified water challenges. Collective action in water stewardship includes multi-stakeholder water management initiatives or projects that involve interaction with government entities, local communities, NGOs and/or civil society organisations.
Scope exception	–
Data preparation	Priority water basins with collective action participation are reported at country level and tracked by the Diageo global metric owner.
Limitation	–

Accelerating to a *low-carbon world*

We know that our planet needs significant, science-based action to create a sustainable future. We have set ourselves bold targets to reach net zero carbon across our operations and to work with our suppliers to reduce our value chain carbon emissions by 50% by 2030.

Target	**Become net zero carbon in our direct operations (Scope 1 and 2)**
Performance measure	Total direct and indirect carbon emissions by weight (market/net based) (1000 tonnes CO_2e)
Additional performance measures	Percentage reduction in absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)) from the prior year Market based (net) intensity ratio of GHG emissions (grams CO_2e per litre of packaged product)

Definition	Scope 1 and 2 emissions are presented as the absolute GHG emissions (Direct – Scope 1 emissions from on-site energy consumption of fuel sources and Indirect – Scope 2 emissions from purchased electricity and heat) in 1000 tonnes CO_2e using market-based reporting methodology. Market-based GHG emission intensity ratio is calculated as grammes per CO_2e per litre, using direct operations packaged product volume in litres for fiscal 23.
Scope exception	We exclude minor quantities of Scope 1 emissions up to 0.5% of a site's emissions, to a maximum of 50 tonnes CO_2e per emission source, as well as the carbon emissions associated with biogas flaring, since they are determined to be insignificant to our overall impacts. More details can be found in the Scope section of General Reporting methodology and boundaries, covering both non-environmental and environmental metric reporting. Biological/biogenic CO_2 emissions from the combustion of bioenergy, and from direct operations processes such as fermentation to create alcohol are outside of scope and are reported separately. However, bioenergy CO_2e emissions associated with methane and nitrous oxides that are not absorbed in bioenergy feedstock growth are included in Scope 1 emissions. We do not include carbon offsets or credits in the Scope 1 and 2 GHG emissions market-based approach.
Data preparation	We calculate CO_2e emissions data based on direct measurement of energy use (meter readings/invoices) for the majority of sites. **Market-based emissions** We externally report Scope 1 and 2 GHG emissions using metric tonnes of CO_2e to compare the emissions from the seven main GHGs based on their global warming potential. We base our CO_2e reduction targets and reporting protocols (since 2007) on market-based emissions. **Direct (Scope 1) emissions** We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kilowatt hours (kWh), by fuel type, and is multiplied by the relevant CO_2e emission factor to derive total CO_2e emissions. Scope 1 emission factors for fuels are typically average fuel CO_2e emissions factors and calorific values (the latest available at the end of the reporting year) from the UK Government Department for Energy Security and Net Zero. We apply product-specific factors, where available. Energy attribute certificates (EACs), derived from our distillery by-product feedstock and processed by a third-party to generate biomethane, form a component of our decarbonisation, together with purchased renewable gas EACs (i.e., from certificate-backed biomethane supplied indirectly through the natural gas grid). This is reflected in data preparation and aggregation. **Indirect (Scope 2) emissions** We report GHG emissions from electricity as market-based emissions in line with the WRI/WBCSD GHG Protocol Scope 2 guidance 2015. Electricity consumption recorded on our environmental management system is multiplied by emissions factors specified in EACs, contracts, power purchase agreements and supplier utility emissions, as detailed in the GHG Protocol's Scope 2 guidance. We use GHG Protocol Scope 2 guidance to ensure EACs and associated contractual instruments meet the required standards. GHG emission factors relating to indirect emissions are updated with the latest available by end of the financial year. **Fugitive and owned agricultural (Scope 1) emissions** We calculate fugitive emissions based on the amount of emitted ozone-depleting substances and fluorinated gases, multiplied by the relevant emission factor to represent the global warming potential in tonnes of CO_2e. Annually, each site reports the quantity (mass) of each material/gas emitted based any added/topped-up amount, reported via the environmental management system. The mass of each of emitted ozone-depleting substance and fluorinated gas is multiplied by the relevant emission factor and then added together to report the equivalent GHG emissions in tonnes of CO_2e. We calculate agricultural emissions from direct operations owned and operated agricultural land only based on fertiliser use. The annual quantity (mass) of inorganic fertiliser is multiplied by the percentage of nitrogen content and by the relevant GHG emission and conversion factors (i.e., nitrogen to nitrous oxide, nitrous oxide GHG emission factor) to determine the equivalent tonnes CO_2e emissions. **Scope 1 and Scope 2 data aggregation** Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO_2e) is the aggregation of Scope 1 and 2 GHG emissions with fugitive and owned agriculture emissions for external reporting annually. The percentage reduction in absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)) from the prior year is a percentage change calculation with reference to the corresponding prior year figure. Our net zero emissions target for 2030 remains consistent with earlier reporting protocols and is based on market-based emissions. **GHG emission intensity ratios** Total, aggregated direct operations market-based emissions (as detailed above) are divided, by the volume of direct operations packaged product reported in the same period. The market-based emissions are converted to grammes of CO_2e and the volume of packaged product is reported in litres to generate relevant GHG emission intensity ratios in g CO_2e/litre packaged. For fiscal 23, the total volume packaged used for the denominator in intensity indicators is 3,801,239,185 litres.
Limitation	Where invoices or site meter readings are not available – due, for example, to timing differences or metering issues – we estimate consumption.

Target	Reduce our value chain (Scope 3) carbon emissions by 50%
Performance measure	Percentage reduction in absolute greenhouse gas emissions ($ktCO_2e$) from the prior year
Definition	Scope 3 emissions are all indirect emissions that occur in the value chain of the reporting company, including both upstream and downstream emissions (but excluding Scope 2 emissions from purchased power and heat). The CO_2e emissions relating to all categories of materials and services within our value chain include those from purchased raw materials, packaging, third-party manufacturers, consumer use and disposal. We aggregate emissions from upstream and downstream logistics and distribution, including Category 4 logistics emissions. In addition, we include Category 2 capital goods, Category 3 fuels and energy-related activities, Category 5 waste generated in operations, Category 6 business travel and Category 7 employee commuting. The emissions attributable to all categories of materials and services provide a total value chain, Scope 3 footprint. We do not include carbon offsets or credits in the Scope 3 GHG emissions market-based or location-based approach.
Scope exception	Any categories of Scope 3 emissions not listed in the definition above are not currently included in our external reporting.
Data preparation	We report Scope 3 GHG emissions using metric tonnes of CO_2e to compare the emissions from the seven main GHGs based on their global warming potential. We base our CO_2e reduction targets and reporting protocols on real consumption location-based emissions. We report in line with the WRI/WBCSD GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard, 2011. We calculate CO_2e emissions data on the basis of the volume of materials purchased, services provided, capital equipment purchased and distances travelled for upstream/downstream logistics. Supplier-specific emission factors and/or emission factors from literature are then applied to the component type to derive an absolute CO_2e emissions volume, in metric tonnes.
Limitation	–

Target	Use 100% renewable energy across all our direct operations
Performance measure	Change in percentage of renewable energy across our direct operations
Definition	We report total energy use and renewable energy use in megawatt hours (MWh) and/or terajoules (TJ). Total energy and renewable energy use are determined from direct and indirect energy consumption; energy generated on our sites and purchased energy. We determine direct energy (renewable/non-renewable) from the quantity of different fuel types (in metric tonnes, litres) of renewable and non-renewable fuels, and by applying the relevant calorific value (either from BEIS or the supplier). We measure indirect energy (renewable/non-renewable) in MWh and/or TJ from energy utilities or suppliers and/or by applying the relevant EACs. For avoidance of doubt, we include directly connected renewable energy generated on or near our sites, where all energy is used on site and no EACs are created (e.g., roof-mounted solar panels with all generated renewable electricity used on site).
Scope exception	We exclude minor energy sources that account for less than 0.5% of a site's overall Scope 1 and 2 emissions, up to a maximum of 50 t CO_2e of individual emission source. They are considered immaterial to our overall impact.
Data preparation	We report total energy and renewable energy in MWh and/or TJ. We calculate direct and indirect energy data based on the direct measurement of energy use (meter readings/invoices for volumes of fuel supplied) for the majority of sites. We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kWh, by fuel type and classified as either renewable or non-renewable based on fuel type or source. EACs, derived from our distillery by-product feedstock and processed by a third-party to generate biogas, together with purchased renewable gas EACs, are applied to relevant natural gas supplied to sites via a common carrier pipeline/network. This is reflected in data preparation and aggregation. All indirect energy generated and used on site, along with purchased indirect energy supplied through the grid is classified as renewable by the allocation of EACs, contracts, power purchase agreements and supplier specific utility factors, where relevant. To achieve the percentage of renewable energy use, we divide total renewable energy into direct and indirect energy supplies (in MWh) by total energy use, comprising all reported energy sources (MWh).
Limitation	Energy data is calculated based on direct measurement of energy use (meter readings/invoices) for the majority of sites. Where invoices are not available - due, for example, to timing differences - consumption is estimated. These instances account for less than 1% of the total.

Become *sustainable* by *design*

We have already made progress in reducing our environmental impact, and we continue to work hard to meet our 'Society 2030: Spirit of Progress' targets and become sustainable by design by reducing packaging, increasing recycled content and eliminating waste.

Target	Achieve zero waste in our direct operations and zero waste to landfill in our supply chain
Performance measure	Percentage reduction in total waste sent to landfill from the prior year
Additional measure	Total volume of waste sent to landfill (tonnes)
Definition	We record the type and quantity of all waste to landfill using our internal environmental reporting methodologies and GRI Standards. The definition of waste to landfill includes all hazardous waste and all unwanted or discarded material produced in solid, sludge or liquid form from manufacturing and office sites, except asbestos waste and/or other waste required by national or state legislation to be landfilled in either specified registered sites or other landfill sites. The definition includes all refuse, garbage, construction debris, treatment and process sludge, and materials that a site has been unable to reclaim, reuse or recover. We consider we have achieved zero waste to landfill if we have disposed of less than 0.2% of baseline waste-to-landfill volume during the year. Some 0.2% of baseline waste-to-landfill volume equates to 200 tonnes and excludes any waste we are required to dispose to landfill under local regulations.
Scope exception	–
Data preparation	Sites typically collect primary waste data from weighbridge tickets and invoices from waste handlers. Data is reported by waste type at site level using the environmental management system.
Limitation	Incidents may occur where small quantities of waste are sent to landfill by accident or because of operational changes, such as acquiring new sites, changing who handles our waste and issues with waste disposal suppliers.

Target	Continue our work to reduce total packaging (delivering a 10% reduction in packaging weight)
Performance measure	Percentage reduction of total packaging (by weight)
Definition	We determine changes to packaging weight by quantifying the weight reduction in grammes multiplied by the number of product lines (SKUs) affected, on an annualised basis.
Scope exception	–
Data preparation	We collate packaging material volume data from enterprise software, including SAP and other sources, for total volume of packaging purchased and weight. We verify weight data through quarterly supplier questionnaires.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Continue our work to increase recycled content on our packaging (increasing the percentage of recycled content of our packaging to 60%)
Performance measure	Change in percentage of recycled content (by weight)
Definition	We determine recycled content by establishing the percentage weight of non-virgin materials used to generate the packaging components.
Scope exception	–
Data preparation	We collate packaging material volume data from enterprise software, including SAP and other sources, for the total volume of packaging purchased. We collect recycled content data through quarterly supplier questionnaires and then consolidate and internally verify it.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Ensure 100% of our packaging is widely recyclable (or reusable/compostable)
Performance measure	Percentage of packaging recyclable (by weight)
Definition	For fiscal 23, we are reporting our 'technically recyclable' number. This includes packaging that is technically possible to recycle, but does not take into account whether the collection, sorting and recycling of the package happens in practice, at scale and at viable cost.
Scope exception	–
Data preparation	Packaging material volume data is collated from enterprise software, including SAP (materials supplied) and other sources. It is then consolidated and internally verified, based on the best available information.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Achieve 40% recycled content in our plastic bottles by 2025, and 100% by 2030
Performance measure	Percentage of recycled content in our plastic bottles used
Definition	This is determined by quantifying the metric tonnes of non-virgin plastic in the total volume of all plastic bottles used at each site or market reported through a plastics database.
Scope exception	–
Data preparation	We collate plastic material volume data from enterprise software, including SAP and other sources, for the total volume of plastics purchased. We collect recycled content data through quarterly supplier questionnaires and then consolidate and internally verify it.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Ensure 100% of our plastics are designed to be widely recyclable (or reusable/compostable) by 2025
Performance measure	Percentage of recyclable (or reusable/compostable) plastic used
Definition	For fiscal 23, we are reporting our 'technically recyclable' number. This includes packaging that is technically possible to recycle, but does not take into account whether the collection, sorting and recycling of the package happens in practice, at scale and at viable cost.
Scope exception	–
Data preparation	Packaging material volume data is collated from enterprise software, including SAP (materials supplied) and other sources. It is then consolidated and internally verified, based on the best available information.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Provide all of our local sourcing communities with agricultural skills and resources, building economic and environmental resilience (supporting 150,000 smallholder farmers)
Performance measure	Number of smallholder farmers in our supply chain supported by our smallholder farmer programme
Definition	We define a smallholder farmer as an individual or family farming an area of less than four hectares, for the primary markets in scope for this target. Our local sourcing communities are those where we engage directly with smallholder farmers, or indirectly through our suppliers. We define providing agricultural skills and inputs aimed at improving the methods and activities used by smallholder farmers to farm effectively and sustainably by providing training or providing or facilitating access to farm inputs such as certified seeds and mechanisation. Building economic and environmental resilience involves improving smallholders' financial awareness, their family income and/or their understanding of how to act in a climate-smart way.
Scope exception	Our work with smallholder farmers is currently focussed around sorghum value chains in five countries in Africa. For Fiscal 23, we focussed efforts on Kenya. With this focus we have learned how to best deploy at scale.
Data preparation	Our sourcing teams and third-party partners track the number of smallholder farmers undergoing training and education or being provided with access to farm inputs both manually and directly into our new digital platform. The baseline year for our smallholder programmes is fiscal 22. The performance measure is refreshed each year, rather than accumulated over consecutive years, to evidence evolution of the number of smallholder supported on a year-by-year basis.
Limitation	Monitoring is likely to evolve over time, because collecting data at smallholder-farm level is complex, with a heavy reliance on individuals, a lack of publicly available high-impact datasets and a lack of real-time data.

Target	Develop regenerative agriculture pilot programmes in five key sourcing landscapes
Performance measure	Number of regenerative agriculture pilot programmes initiated
Definition	We define our key sourcing landscapes as locations from which we source our most material crops, in terms of volumes sourced, product dependency (e.g., agave for tequila) and contribution to our Scope 3 GHG footprint. The programmes include: • On-the-ground programmes with farmers to test and integrate regenerative and low-carbon practices in crop production systems • On-farm measurements and data collection protocols to track improvements in soil health, soil carbon, biodiversity, water stewardship and farm profitability • Collaborative programmes with our suppliers, other commodity off-takers, expert agronomists, technology providers, NGOs or specialist organisations
Scope exception	–
Data preparation	Data is consolidated for each pilot programme, tracking KPIs and reporting on improvements against key outcomes. The baseline year is fiscal 23. The baseline year for assessing the results of our first pilot programme, Guinness barley, is fiscal 23.
Limitation	–

Independent Limited Assurance Report to the Directors of Diageo plc on selected subject matter

Our limited assurance conclusion

Based on the procedures we have performed, as described under "Summary of work performed" and the evidence we have obtained, nothing has come to our attention that causes us to believe that the information marked with the symbol Δ in Diageo plc's ('Diageo's') Annual Report ('the Report') for the year ended 30 June 2023 and summarised below (together the 'Subject Matter Information'), has not been prepared, in all material respects, in accordance with "Diageo's Reporting boundaries and methodologies" (the 'Reporting Criteria') set out on pages 242-262 of the Annual Report.

What we assured

The Subject Matter Information needs to be read and understood together with the Reporting Criteria which Diageo's Directors are solely responsible for selecting and applying. The Subject Matter Information are set out below:

Subject Matter Information (for the year ended 30 June 2023 unless otherwise stated)		Location of Subject Matter Information
Environmental and Safety indicators:		
Total volume packaged (litres) [1]	3,801,239,185	page 256
Water use efficiency per litre of product packaged (litres/litre) [2]	4.14	pages 5 and 79
Percentage improvement in litres of water used per litre of product packaged from the prior year (percentage) [7]	(1.2)%	page 79
Percentage reduction in absolute carbon emissions (direct and indirect carbon emissions by weight (market / net based)) from the prior year [7]	5.4 %	page 82
Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO_2e) [1]	401	pages 5 and 83
Market based (net) intensity ratio of GHG emissions (g CO_2e per litre of packaged product) [2]	105	page 83
Percentage reduction in total waste sent to landfill from the prior year [7]	35.5 %	page 86
Lost time accident frequency rate per 1,000 full-time employees (FTEs) [3]	0.91	page 65
Smashed indicators (for the period 1 June 2022 to 31 May 2023):		
Number of people educated on the dangers of underage drinking through a Diageo supported education programme [1]	1,985,817	pages 5 and 58
Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme [1]	1,548,996	page 58
Inclusion and Diversity indicators:		
The percentage of female leaders globally [4]	44 %	pages 5 and 67-68
The percentage of ethnically diverse leaders globally [5]	43 %	pages 5 and 67-68
Water Replenishment indicators:		
Annual volumetric replenishment capacity (m^3) of projects developed [3]	1,311,010	page 79
Percentage of water-stressed markets where Diageo have invested in improving access to clean water, sanitation and hygiene near sites and local sourcing areas (FY21-FY23) [6]	100 %	page 80

The footnote refers to our assessment of materiality discussed in this report.

The scope of our work did not extend to information in respect of earlier periods or to any other information included in, or linked from, the Report.

Our work

Professional standards applied

We performed a limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) 'Assurance Engagements other than Audits or Reviews of Historical Financial Information' and, in respect of the greenhouse gas emissions, in accordance with International Standard on Assurance Engagements 3410 'Assurance engagements on greenhouse gas statements', issued by the International Auditing and Assurance Standards Board.

Our independence and quality control

We have complied with the Institute of Chartered Accountants in England and Wales Code of Ethics, which includes independence and other requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, that are at least as demanding as the applicable provisions of the International Ethics Standards Board for Accountants International Code of Ethics for Professional Accountants (including International Independence Standards).

We apply International Standard on Quality Management (UK) 1 and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Summary of work performed

We performed a limited assurance engagement. Because a limited assurance engagement can cover a range of assurance, we give more detail about the procedures performed, so that the intended users can understand the nature, timing and extent of procedures we performed as context for our conclusion. These procedures performed vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

In performing our assurance procedures, which were based on our professional judgement, we performed the following:

- considered the suitability of the circumstances of Diageo's use of the Reporting Criteria, as the basis for preparing the Subject Matter Information;
- obtained an understanding of Diageo's control environment, processes and systems relevant to the preparation of the Subject Matter Information. Our procedures did not include evaluating the suitability of the design or operating effectiveness of control activities;
- evaluated the appropriateness of measurement and evaluation methods, reporting policies used and estimates made by Diageo, noting that our procedures did not involve testing the data on which the estimates are based or separately developing our own estimates against which to evaluate Diageo's estimates;
- undertook site visits at 12 of Diageo's sites; we selected these sites based on their inherent risk, materiality to the group, and an analysis of unexpected fluctuations in the Subject Matter Information since the prior period. 4 of these sites based in Scotland, Uganda, Ghana and the United States were performed virtually using live feed streaming under our direction. A further 8 sites in Scotland (2), England, India, Nigeria (2), Mexico and Australia were conducted as physical visits;
- performed limited substantive testing on a selective basis of the Subject Matter Information related to the Environmental and Safety indicators listed above, which is aggregated from information submitted by Diageo's operational sites. Testing was conducted as part of the site visits and involved: comparing year on year movements and obtaining explanations from management for significant differences we identified, agreeing arithmetical accuracy and agreeing data points to or from source information to check that the underlying subject matter was complete and accurate, and had been appropriately evaluated or measured, recorded, collated and reported;
- the Subject Matter Information related to Water Replenishment indicators is aggregated from the specific water replenishment programmes undertaken by Diageo. In order to understand the key processes and controls for reporting, we made management enquiries and performed limited substantive testing on a selective basis by sampling 5 out of 35 projects, based on their inherent risk and materiality to the annual volumetric water replenishment capacity. This specifically focused on understanding how programmes are selected and implemented by implementation partners on behalf of Diageo. This testing checked that underlying information had been appropriately evaluated or measured, recorded, collated and reported;
- performed limited substantive testing on a selective basis of the Subject Matter Information related to the Smashed and Inclusion and Diversity indicators. This testing was performed at the Diageo head office, to check that underlying information was complete and accurate, and had been appropriately evaluated or measured, recorded, collated and reported; and
- evaluated the disclosures in, and overall presentation of the Subject Matter Information.

Our assurance procedures specifically did not include evaluating the suitability of design or operating effectiveness of control activities.

Materiality

We are required to plan and perform our work to address the areas where we have identified that a material misstatement of the Subject Matter Information is likely to arise. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our procedures in support of our conclusion. We believe that it is important that the intended users understand the concept and the level of materiality to place our conclusion in context.

Based on our professional judgement, we determined materiality for the Subject Matter Information as follows:

Overall materiality	Materiality differs depending upon the nature of the Subject Matter Information. We apply professional judgement to consider the most appropriate materiality benchmark for each aspect of the Subject Matter Information, having considered how the intended users may use the information. The benchmark approach for each aspect of the Subject Matter Information is indicated in the table by one of the following numbers; [1] This metric is an absolute number. A benchmark materiality of 5% has been applied. [2] This metric measures intensity, which is calculated as a ratio between 2 different numbers. A benchmark of 5% has been applied to both the numerator and denominator used in the calculation. [3] This metric is a ratio. Each misclassified lost time accident is considered material whilst materiality for 1,000 FTEs is set at 5%; [4] This metric is a percentage. A benchmark materiality of 2.5% has been applied to both the number of female leaders and total number of leaders used in the percentage calculation. [5] This metric is a percentage. A benchmark materiality of 2.5% has been applied to both the number of ethnically diverse leaders and total number of leaders used in the percentage calculation. [6] This metric is a percentage. Any identified misstatement in either the numerator or denominator is considered material. [7] This metric is a percentage change. A benchmark of 5% has been applied to both the numerator and denominator.

We also agreed to report to the Directors misstatements ('reportable misstatements') identified during our work at a level below overall materiality, as well as misstatements below that lower level, that in our view warranted reporting for qualitative reasons. The Directors are responsible for deciding whether adjustments should be made to the Subject Matter Information in respect of those items.

Key assurance matters

We considered the following areas to be those that required our particular focus and discussed these areas with Diageo's management. This is not a complete list of all areas of focus identified by our work.

Classification of waste	
Nature of the issue	Diageo engages a wide range of third parties in the collection, management and disposal of the waste generated through their global operations. As soon as waste leaves a site, Diageo is no longer in control of the waste journey taken and there is a loss of visibility of waste disposal routes. Diageo then often has to rely on management information provided by third parties to appropriately classify waste - particularly waste sent to landfill. There is a risk that waste is inappropriately classified, by Diageo or a third party, as another waste stream (e.g. 'recycled' despite its final disposal route being to landfill).
How our work addressed the key assurance matter	Whilst our testing approach in relation to third parties is unique to each individual aspect of the Subject Matter Information, the following are examples of work performed at some of the 12 Diageo sites selected in relation to waste specifically: • Performed walkthrough procedures to gain an understanding of the end-to-end waste journey for selected waste streams, and enquired with local management to understand how they are comfortable with data obtained from third party waste handlers; • Enquired with third party waste handlers to understand how they compile their management information they send to Diageo; • Obtained an understanding of any specific contractual obligations in place on third party waste handlers in relation to sending waste to landfill; • Obtained third party confirmations of year to date 'waste to landfill' volumes for a sample of waste handlers servicing the sites; • Obtained and reviewed waste traceability review reports completed by local site management of waste collections made from by third parties; • Attended a waste traceability review conducted by local site management with a third party waste handler; • Reviewed the group management schedule of waste handler reviews, assessing key findings and the broader impact on the group; • Performed substantive testing to confirm accuracy and classification of waste values reported, and for a sample of waste collections (5-15) within management information and corroborated to supporting documentation (e.g. weighbridge tickets); • Obtained weighbridge calibration certificates, or equivalent documents, to confirm accuracy of actual waste collection volumes; • Obtained and reviewed calculations performed by selected waste handlers to report total waste sent to landfill figures; and • Obtained and assessed reasonableness of estimation methodologies applied locally in the absence of reliable third party data, and validated data inputs.
Element(s) of the Subject Matter Information most significantly impacted	Percentage reduction in total waste sent to landfill from the prior year

Application of complex criteria	
Nature of the issue	Diageo has extensive internal risk management and assurance guidance to support local site management teams to collate and report health and safety incidents consistently. Whilst this guidance is detailed, there are some complex areas which can sometimes be open to interpretation or judgement, resulting in significant assurance risks around completeness, accuracy, classification and presentation and disclosure. There are complex definitions and exception criteria specific to Lost Time Accidents (LTAs), which determine whether an incident is reportable and how it should be classified. For example, in relation to the lost time accident reporting, judgements can arise in interpreting key definitions: work-related or job restriction based on detailed internal definitions and criteria which may not be present in the external criteria.
How our work addressed the key assurance matter	Whilst our testing approach in relation to judgements is unique to each individual aspect of the Subject Matter Information, the following are examples of work performed at some of the 12 Diageo sites selected in relation to lost time accident reporting specifically: • Obtained an understanding of local safety governance and escalation channels available to local site management; • Performed walkthrough procedures to gain an understanding of local incident reporting procedures to ensure and assess consistency when utilising classification guidance; • Enquired with local site management to understand how they classify incidents for complex or unusual incidents; • Performed substantive testing over all lost time accidents reported to date, and for a sample of between 5-15 other incidents to confirm classification; • Obtained additional corroborating evidence where underlying incident reporting was not sufficient to substantiate incident classification. In some instances, these were escalated and discussed with Global Governance. Additional testing has also been performed at a group-level, specifically: • Substantive testing for a sample of 20 incidents globally not classified as a lost time accident (e.g. medical treatment case or first aid case) to ensure incident classification was appropriate; • Enquired with the Global Governance team on incident classification where underlying evidence was not clear and obtained additional corroborating evidence, where needed.
Element(s) of the Subject Matter Information most significantly impacted	Lost time accident frequency rate per 1,000 full-time employees

Challenges of non-financial information

The absence of a significant body of established practice upon which to draw to evaluate and measure non-financial information allows for different, but acceptable, evaluation and measurement techniques that can affect comparability between entities, and over time.

Non-financial information is subject to more inherent limitations than financial information, given the characteristics of the underlying subject matter and the methods used for measuring or evaluating it. The precision of different measurement techniques may also vary.

Reporting on other information

The other information comprises all of the information in the Report other than the Subject Matter Information and our assurance report. The Directors are responsible for the other information. As explained above, our conclusion does not extend to the other information and, accordingly, we do not express any form of assurance thereon. In connection with our assurance of the Subject Matter Information, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Subject Matter Information or our knowledge obtained during the assurance engagement, or otherwise appears to contain a material misstatement of fact. If we identify an apparent material inconsistency or material misstatement of fact, we are required to perform procedures to conclude whether there is a material misstatement of the Subject Matter Information or a material misstatement of the other information, and to take appropriate actions in the circumstances.

Responsibilities of the Directors

As explained in the Directors' Statement on page 116 of the Annual Report, the Directors of Diageo are responsible for:

- determining appropriate reporting topics and selecting or establishing suitable criteria for measuring or evaluating the underlying subject matter;
- ensuring that those criteria are relevant and appropriate to Diageo and the intended users of the Report;
- the preparation of the Subject Matter Information in accordance with the Reporting Criteria including designing, implementing and maintaining systems, processes and internal controls over the evaluation or measurement of the underlying subject matter to result in Subject Matter Information that is free from material misstatement, whether due to fraud or error; and
- producing the Report, including underlying data and statements of Directors' responsibility, which provides a balanced reflection of Diageo's performance in this area and discloses, with supporting rationale, matters relevant to the intended users of the Report.

Our responsibilities

We are responsible for:

- planning and performing the engagement to obtain limited assurance about whether the Subject Matter Information is free from material misstatement, whether due to fraud or error;
- forming an independent conclusion, based on the procedures we have performed and the evidence we have obtained; and
- reporting our conclusion to the Directors of Diageo.

Use of this report

Our report, including our conclusion, has been prepared solely for the Directors of Diageo in accordance with the agreement between us dated 31 January 2023 (as varied). To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Board of Directors and Diageo for our work or this report except where terms are expressly agreed between us in writing.

PricewaterhouseCoopers LLP
Chartered Accountants

London

31 July 2023

Other additional *information*

Spirits and investments

Spirits are produced in distilleries located worldwide. The group owns 30 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and three in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Maison Villevert, respectively. Gin distilleries are in both the United Kingdom and in Santa Vittoria, Italy. Baileys is produced in the Republic of Ireland and Northern Ireland. Irish whiskey is distilled at the Roe & Co distillery in Dublin. Rum is distilled in the US Virgin Islands and in Australia, Venezuela, and Guatemala and is blended and bottled in the United States, Canada, Italy and the United Kingdom. Raki is produced in Turkey, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and tequila in Mexico. The Chase Distillery in England produces vodka and gin.

Diageo's maturing Scotch whisky is in warehouses in Scotland (Clackmannanshire area between Blackgrange, Cambus West and Menstrie, where we are holding approximately 50% of the group's maturing Scotch whisky), its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirits in Chengdu, China.

There is a significant progress in our investment of £185 million in the Scotch whisky and tourism sectors in Scotland. This has included the creation of a major new Johnnie Walker global brand attraction in Edinburgh (Johnnie Walker Princes Street). The distillery visitor investment has focused on the 'Four Corners distilleries', Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the important role these single malts play in the flavours of Johnnie Walker. The new visitor experiences at Glenkinchie, Clynelish and Cardhu are now fully operational and Caol Ila opened in August 2022. The iconic lost distillery of Port Ellen is expected to be back in production in the summer of 2023.

In China, work continues with our $75 million investment in the Eryuan malt whisky distillery. It will produce our first China-origin, single malt whisky and be carbon-neutral on opening.

In North America, further capacity expansion projects are now underway to support future growth including the C$245 million construction of a carbon neutral Crown Royal distillery in Canada to supplement existing manufacturing operations.

Diageo's end-to-end tequila production is in Mexico, and more than $500 million dollars is being invested to expand our manufacturing footprint through an investment in new facilities in the state of Jalisco to support growth. As part of our expansion and our investments in the tequila category, we have different digital transformation projects under implementation at the El Charcón production site to respond to the growing demand in tequila and the expansion of our operations. Projects include additional technology support and automatisation of our new bottling line on site, which will be dedicated to Casamigos tequila. The use of technology will allow us to operate 24/7.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India selling close to 66 million equivalent units (reported) in fiscal 23 of Indian-Made Foreign Liquor (IMFL) and imported liquors. USL has a significant market presence across India and operates 12 owned sites, as well as a network of leased and third-party manufacturing facilities in India. USL owns several Indian brands, such as McDowell's (Indian whisky, rum, and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky) and Antiquity (Indian whisky).

Beer and investments

Diageo's principal brewing facility is at the St James's Gate brewery in Dublin, Ireland. In addition, Diageo owns breweries in several African countries: Nigeria, Kenya, Ghana, Tanzania, Uganda, and the Seychelles. During the year ended 30 June 2023, Guinness Cameroun S.A. was sold to the Castel Group.

Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew beer locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught.

Projects are underway to support future beer growth. In July 2022, Diageo announced plans to invest €200 million in Ireland's first purpose-built carbon neutral brewery on a greenfield site in Littleconnell, Newbridge, Co. Kildare. A planning application for the new brewery was submitted in October 2022 and, if successful, brewing would commence in 2024. Furthermore, Diageo will also invest £21 million to build a new production area at St. James's Gate and increase brewing capacity of Guinness 0.0, building on the £41 million announced to expand and optimise capacity at its beer packaging facilities in Belfast and Runcorn. Work on these three projects is substantially complete with capacity coming onstream in 2023 calendar year.

The Diageo Beer Category Third-Party Operations Team are the technical brewers supporting the delivery of over two and a half million hectoliters of beer and ready to drink products supplied through over 50 partner breweries and beverage packaging facilities across the world. The team's focus is upon assuring the consistent quality of Diageo brands produced at third-party facilities and on enhancing Diageo value through supporting the start-up of new partnerships and delivery of innovation projects. In addition to supporting Guinness and beer, the team has an expanding role in the support of third-party manufacturing of ready to drink and spirits in Asia-Pacific and Africa.

Flavoured malt beverages (FMB) are made from original base containing malt, but then stripped of malt character and flavoured. This product segment is implemented mainly in the United States, Canada and the Caribbean.

Ready to drink (RTD)

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Raw materials and supply agreements

The group has several long-term contracts in place for the purchase of raw materials, including glass, other packaging, spirits, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations. The global ocean freight crisis coupled with volatile but strong consumer demand, change in consumer habits (for example, the increase in e-commerce, the energy crisis, residual impact of Covid-19 and impact of the conflict in Ukraine) are the key drivers of constraints that we are managing through.

Like other consumer goods companies, we keep stocks in markets to compensate for extended lead times and demand volatility. Diageo is managing well through the current levels of uncertainty and constraints in our supply chain through expansion of our supplier base and agility in our logistics networks.

Cereals, including barley, wheat, corn and sorghum are used in out scotch and beer production and in our spirits brand through purchased neutral spirit. Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes and aniseed are used in the production of raki and are sourced from suppliers in Turkey. Agave is a key raw material used in the production of our tequila brands and is sourced from Mexico. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, sugar, and several flavours (such as juniper berries, agave,

chocolate, and herbs). These are sourced from suppliers around the world.

Many products are supplied to customers in glass bottles. Glass in purchased from a variety of multinational and local suppliers. The largest suppliers are Ardagh Packaging in the United Kingdom and Owens-Illinois in the United States.

Competition

Diageo's brands compete primarily on the basis of quality and price. Its business is built on getting the right product to the right consumer for the right occasion, and at the right price, including through taking into account ever evolving shopper landscapes, technologies and consumer preferences. Diageo also seeks to recruit and re-recruit consumers to its portfolio of brands, including through meaningful consumer engagement, sustainable innovation and investments in its brands.

In spirits, Diageo's major global competitors are Pernod Ricard, Beam Suntory, Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo's brands. In addition, Diageo faces competition from regional and local companies in the countries in which it operates.

In beer, Diageo also competes globally, as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Molson Coors, Heineken, Constellation Brands and Carlsberg.

Research and development

Innovation forms an important part of Diageo's growth strategy, playing a key role in positioning its brands for continued growth in both developed and emerging markets. The strength and depth of Diageo's brand range also provides a solid platform from which to drive sustainable innovation that leads to new products and experiences for consumers, whether or not they choose to drink alcohol. Diageo focuses its innovation on its strategic priorities and the most significant consumer opportunities, including the development of global brand extensions and new-to-world products, and continuously invests to deepen its understanding of evolving trends and consumer socialising occasions to inform product and packaging development, ranging from global brand redesigns to cutting edge innovations. Supporting this, the Diageo group has ongoing programmes to develop new beverage products which are managed internally by the innovation and research and development function.

Trademarks and other intellectual property

Diageo produces, sells and distributes branded goods, and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are protected by trademarks. The Diageo group also holds trade secrets, as well as has substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protection is available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

Regulations and taxes

Diageo's worldwide operations are subject to extensive regulatory requirements relating to production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, antitrust, labour, pensions, compliance and control systems and environmental issues.

In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau, or TTB, of the US Treasury Department oversees the US beverage alcohol industry, including through regulating and collecting taxes on the production of alcohol within the United States and regulating trade practices. In addition, individual US states, as well as some local authorities in US jurisdictions in which Diageo sells or produces its products, administers and enforces industry-specific regulations and may apply additional excise taxes and, in many states, sales taxes. Federal, state and local regulations cover virtually every aspect of Diageo's US operations, including production, importation, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. Following its departure from the European Union, the UK is no longer subject to the European Union's rules on excise duties and will introduce a new alcohol duty system from August 2023. The implementation of this system, which aims to simplify the previous duty regime, could impact Diageo's business activities.

Import and excise duties can have a significant impact on the final pricing of Diageo's products to consumers. These duties can affect a product's revenue or margin, both by reducing consumption and/or by encouraging consumers to switch to lower-taxed categories of beverages. The group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government imposed barriers to fair trading.

The advertising, marketing and sale of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain cultures and jurisdictions, such as in certain states in India, to the prohibition of the import into a certain jurisdiction of spirits and beer, and to restrictions on the advertising style, media and content. In a number of countries, television is a prohibited medium for the marketing of spirits brands, while in other countries, television advertising, while permitted, is carefully regulated. Many countries also strictly regulate the use of internet-based advertising and social media in connection with alcohol sales. Any further prohibitions imposed on advertising or marketing, particularly within Diageo's most significant markets, could have an adverse impact on beverage alcohol sales.

Labelling of beverage alcohol products is also regulated in many markets, varying from the required inclusion of health warning labels to manufacturer or importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the US, in certain countries within the EU, and in a number of other jurisdictions in which Diageo operates.

Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on- and off-trade, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel in Norway, certain Canadian provinces, and certain US states) to the system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world, including in the majority of US states, in the UK and in much of the EU. In a number of states in the US, wholesalers of alcoholic beverages must publish price lists periodically and/or must file price changes in some instances up to three months before they become effective. In a response to public health concerns, some governments have imposed or are considering imposing minimum pricing on beverage alcohol products and may consider raising the legal drinking age, further limiting the number, type or opening hours of retail outlets and/or expanding retail licensing requirements.

Regulatory decisions and changes in the legal and regulatory environment could also increase Diageo's costs and liabilities and/or impact on its business activities.

Taxation

This section provides a descriptive summary of certain US federal income tax and UK tax consequences that are likely to be material to the holders of the ordinary shares or ADSs, but only those who hold their ordinary shares or ADSs as capital assets for tax purposes. It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares or ADSs. This section does not apply to any holder who is subject to special rules, including:

- a dealer in securities or foreign currency;
- a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
- a tax-exempt organisation;
- a life insurance company;
- a person liable for alternative minimum tax;
- a person that actually or constructively owns 10% or more of the combined voting power of voting stock of Diageo or of the total value of stock of Diageo;
- a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
- a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes; or
- a US holder (as defined below) whose functional currency is not US dollar.

If an entity or arrangement treated as a partnership for US federal income tax purposes holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding ordinary shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in ordinary shares or ADSs.

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of ordinary shares or ADSs and who hold their ordinary shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions, or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident in the United Kingdom for the purposes of UK tax law.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of His Majesty's Revenue and Customs (HMRC), all as currently in effect, as well as on the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax purposes and for the purposes of the Treaty, holders of ADRs evidencing ADSs should be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax or to UK tax on profits or gains.

A US holder is a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:

- a citizen or resident for tax purposes of the United States and who is not and has at no point been resident in the United Kingdom;
- a US domestic corporation;
- an estate whose income is subject to US federal income tax regardless of its source; or
- a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted in reliance upon it. This section addresses only certain aspects of US federal income tax and UK income tax, corporation tax, capital gains tax, inheritance tax and stamp taxes. Holders of the ordinary shares or ADSs are urged to consult their own tax advisors regarding the US federal, state and local, and UK and other tax consequences of owning and disposing of the shares or ADSs in their respective circumstances. In particular, holders are encouraged to confirm with their advisor whether they are US holders eligible for the benefits of the Treaty.

Dividends

UK taxation

The company will not be required to withhold tax at source when paying a dividend.

All dividends received by an individual shareholder or ADS holder who is resident in the UK for tax purposes will, except to the extent that they are earned through an ISA or other regime which exempts the dividends from tax, form part of that individual's total income for income tax purposes and will represent the highest part of that income.

A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by an individual shareholder in the 2023/2024 tax year, and to the first £500 of taxable dividend income received by an individual shareholder in the 2024/2025 tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income.

Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the 2023/2024 tax year):

- at the rate of 8.75%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
- at the rate of 33.75%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
- at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

In determining whether and, if so, to what extent the relevant dividend income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the individual's total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of that individual's total income for income tax purposes.

Shareholders within the charge to UK corporation tax which are small companies (for the purposes of the UK taxation of dividends) will not generally be subject to tax on dividends from the company. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends from the company so long as the dividends fall within an exempt class and certain conditions are met. In general, dividends paid on shares that are ordinary share capital for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class.

US taxation

Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution (other than certain pro rata distribution of ordinary shares) paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will be treated as a dividend that is subject to US federal income taxation.

Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement, provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and we therefore expect that dividends on the shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Under UK law, dividends paid by the company are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will generally be income from sources outside the United States and will generally be 'passive' income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

Taxation of capital gains

UK taxation

A citizen or resident (for tax purposes) of the United States who has at no time been resident in the United Kingdom will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs are held in connection with a trade or business carried on by the holder in the United Kingdom through a UK branch, agency or a permanent establishment. A disposal (or deemed disposal) of shares or ADSs by a holder who is resident in the United Kingdom may, depending on the holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK tax on capital gains.

US taxation

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

Diageo believes that ordinary shares and ADSs should not currently be treated as stock of a PFIC for US federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.

If treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, US holders would be treated as if the holder had realised such gain and certain 'excess distributions' pro-rated over the holder's holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder's ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder's ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC (or is treated as a PFIC with respect to the holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own our shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.

UK inheritance tax

Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and who is neither domiciled in the UK nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention.

UK stamp duty and stamp duty reserve tax

Stamp duty and stamp reserve tax (SDRT) may arise upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 1.5% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs. Following litigation, however, HMRC have confirmed that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) on the basis that this is not compatible with EU law. HMRC may continue to apply the 1.5% stamp duty or SDRT charge on transfers of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) unless the transfer is an integral part of a raising of capital. HMRC's current practice states that the 1.5% charge on issues will remain disapplied following Brexit unless the stamp taxes on shares legislation is amended. However, since the UK is no longer bound by EU law, the position may change, possibly as a result of any changes in the status of retained EU law.

Based on HMRC's published practice, no UK stamp duty will be payable on the acquisition or transfer of ADRs. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

Purchases of ordinary shares (as opposed to ADRs) will be subject to UK stamp duty, and/or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. Stamp duty applies where a physical instrument of transfer is used to effect the transfer. SDRT applies to any agreement to transfer ordinary shares (regardless of whether or not the transfer is effected electronically or by way of an instrument of transfer). However, where ordinary shares being acquired are transferred direct to the Depositary's nominee, the only charge will generally be the higher charge of 1.5% of the price payable for the ordinary shares so acquired.

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or less. Stamp duty and SDRT are usually paid or borne by the purchaser.

Whilst stamp duty and SDRT may in certain circumstances both apply to the same transaction, in practice usually only one or other will need to be paid.

Additional information for *shareholders*

Annual General Meeting (AGM)

The AGM will be held at etc.venues St Paul's, 200 Aldersgate, London EC1A 4HD at 2.30 pm on Thursday, 28 September 2023.

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the US Securities Exchange Commission (SEC) may be inspected at the SEC's office of Investor Education and Advocacy located at 100 F Street, NE, Washington, DC 20549-0213, USA. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Warning to shareholders - share fraud

Please beware of the share fraud of 'boiler room' scams, where shareholders are called 'out of the blue' by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information on boiler room scams can be found on the Financial Conduct Authority's website (https://www.fca.org.uk/ scamsmart/share-bond-boiler-room-scams) but in short, if in doubt, take proper professional advice before making any investment decision.

Electronic communications

Shareholders can register for an account to manage their shareholding online, including being able to: check the number of shares they own and the value of their shareholding; register for electronic communications; update their personal details; provide a dividend mandate instruction; access dividend confirmations; and use the online share dealing service. To register for an account, shareholders should visit www.diageoregistrars.com.

Dividend payments

Direct payment into bank account

Shareholders can have their cash dividend paid directly into their UK bank account on the dividend payment date. To register UK bank account details, shareholders can register for an online account at www.diageoregistrars.com or call the Registrar on +44 (0)371 277 1010* to request the relevant application form. For shareholders outside the UK, Link Group (a trading name of Link Market Services Limited and Link Market Services Trustees Limited) may be able to provide you with a range of services relating to your shareholding. To learn more about the services available to you please visit the shareholder portal at www.diageoregistrars.com or call +44 (0)371 277 1010*.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan is offered by the Registrar, Link Market Services Trustees Limited, to give shareholders the opportunity to build up their shareholding in Diageo by using their cash dividends to purchase additional Diageo shares. To join the Dividend Reinvestment Plan, shareholders can call the Registrar, Link Group on +44 (0)371 277 1010* to request the relevant application form.

Exchange controls

Other than certain economic sanctions which may be in effect from time to time, there are currently no UK foreign exchange control restrictions on the payment of dividends, interest or other payments to holders of Diageo's securities who are non-residents of the UK or on the conduct of Diageo's operations.

There are no restrictions under the company's articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company's ordinary shares.

Please refer to the 'Taxation' section on pages 269-271 for details relating to the taxation of dividend payments.

Useful contacts

The Registrar/Shareholder queries

Link Group acts as the company's registrar and can be contacted as follows:

By email: Diageo@linkgroup.co.uk
By telephone: +44 (0) 371 277 1010*
In writing: Registrars – Link Group, Diageo Registrar, Central Square, 29 Wellington Street, Leeds, LS1 1DL.

* Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open 08:00 to 17:30 UK time, Monday to Friday, excluding public holidays in England and Wales.

ADR administration

Citibank Shareholder Services acts as the company's ADR administrator and can be contacted as follows:

By email: citibank@shareholders-online.com
By telephone: +1 866 253 0933/ (International) +1 781 575 4555*
In writing: Citibank Shareholder Services. PO Box 43077, Providence, RI 02940-3077

* Lines are open Monday to Friday 8:30 to 18:00 EST

General Counsel and Company Secretary

Tom Shropshire
The.cosec@diageo.com

Investor Relations

investor.relations@diageo.com

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DIAGEO

Celebrating life,
every day, everywhere

Diageo plc

16 Great Marlborough Street
London
W1F 7HS

United Kingdom

T: +44 (0) 20 7947 9100

www.diageo.com

Registered in England
No. 23307

DRINKiQ

© 2023 Diageo plc. All rights reserved. All brands mentioned in this Annual Report are trademarks and are registered and/or otherwise protected in accordance with applicable law.